Filed Pursuant to Rule 424(b)(5)
Registration No. 333-76595
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JUNE 18, 1999)

$260,000,000

4.50% Convertible Senior Notes

due 2015

This is an offering by Six Flags, Inc. of $260,000,000 aggregate principal amount of its 4.50% Convertible Senior Notes due on May 15, 2015. Interest on the notes is payable semi-annually in arrears on May 15 and November 15 of each year, beginning on May 15, 2005.

Holders of the notes may convert the notes into shares of our common stock at any time prior to the maturity date of the notes at a conversion price of $6.35 per share (equivalent to an initial conversion rate of approximately 157.4803 shares per $1,000 principal amount of notes), subject to adjustment and except during any non-convertibility period as set forth in this prospectus supplement. Upon conversion, we will have the right to deliver shares of our common stock, cash or a combination of cash and shares of our common stock. In the event of certain types of fundamental changes, we will increase the number of shares issuable upon conversion or, in lieu thereof, we may elect to adjust the conversion obligation and conversion price so that the notes are convertible into shares of the acquiring or surviving company, in each case as described herein.

We may redeem all or part of the notes on or after May 15, 2010, for cash at the declining redemption prices specified in this prospectus supplement under “Description of Notes — Optional Redemption.”

Upon the occurrence of a fundamental change meeting certain conditions, holders of the notes may require us to repurchase for cash all or part of their notes.

Our common stock is listed on the New York Stock Exchange under the symbol “PKS.” The last reported sales price of our common stock on November 15, 2004 was $5.29 per share.

The notes will be our senior unsecured obligations and will not be guaranteed by any of our subsidiaries. The notes will be effectively subordinated to all of our secured indebtedness and structurally subordinated to any liabilities and other indebtedness of our subsidiaries.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-12 of this prospectus supplement.

	Per Note	Total

Public Offering Price	100.0%	$260,000,000
Underwriting Discount	3.0%	$ 7,800,000
Proceeds to Six Flags (before expenses)	97.0%	$252,200,000

Interest on the notes will accrue from November 19, 2004.

We have granted Lehman Brothers an option to purchase, within 30 days of the original issuance, up to an additional $39,000,000 aggregate principal amount of notes from us on the same terms and conditions to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers expects to deliver the notes on or about November 19, 2004.

LEHMAN BROTHERS

November 16, 2004

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

PROSPECTUS

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

      Some of the statements contained in or incorporated by reference in this prospectus supplement discuss our plans and strategies for our business or make other forward-looking statements, as this term is defined in the Private Securities Litigation Reform Act. The words “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends” and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of our management. However, various risks, uncertainties and contingencies could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements, including the following:

•	Factors impacting attendance, such as local conditions, events, disturbances and terrorist activities;

•	Accidents occurring at our parks;

•	Adverse weather conditions;

•	Competition with other theme parks and other recreational alternatives;

•	General economic conditions (including consumer spending patterns); and

•	Pending, threatened or future legal proceedings.

      The risks, uncertainties and contingencies discussed under “Risk Factors” in this prospectus supplement could also cause our actual results, performance or achievements to differ materially. We caution the reader that these risks discussed in this prospectus supplement may not be exhaustive. We operate in a continually changing business environment, and new risks emerge from time to time. We cannot predict such risks nor can we assess the impact, if any, of such risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NOTE ON COPYRIGHTS AND TRADEMARKS

      Bugs Bunny, Daffy Duck, Tweety Bird and Yosemite Sam are copyrights and trademarks of Warner Bros.© 2004, a division of Time Warner Entertainment Company, L.P. (“TWE”). Batman and Superman are copyrights and trademarks of DC Comics© 2004, a partnership between TWE and a subsidiary of Time Warner Inc. Yogi Bear, Scooby-Doo, and Flintstones are trademarks of Hanna-Barbera© 2004.

SUMMARY

      This summary may not contain all of the information that may be important to you. You should read the entire prospectus supplement as well as the information incorporated by reference in this prospectus supplement before making an investment decision. In this prospectus supplement, we refer to Six Flags, Inc. and its subsidiaries as “we” or “Six Flags,” unless the context indicates otherwise.

The Company

General

      We are the largest regional theme park operator in the world. The 30 parks we operate are expected to have attendance of approximately 33.2 million in 2004. These parks include 14 of the 50 most highly attended theme parks in North America and the largest paid admission theme park in Mexico. Our theme parks serve nine of the 10 largest metropolitan areas in the United States. We estimate that approximately two-thirds of the population of the continental United States live within a 150-mile radius of one of our parks.

      In 1998, we acquired the former Six Flags, which had operated regional theme parks under the Six Flags name for nearly forty years and established a nationally recognized brand name. We have worldwide ownership of the “Six Flags” brand name. To capitalize on this name recognition, since the commencement of the 1998 season, we have rebranded nine of our parks as “Six Flags” parks.

      We hold exclusive long-term licenses for theme park usage in the United States (except the Las Vegas metropolitan area), Canada, Mexico and other countries of a number of Warner Bros. and DC Comics characters. These characters include Bugs Bunny, Daffy Duck, Tweety Bird, Yosemite Sam, Batman, Superman and others. In addition, our International license with Warner Bros. includes the Hanna-Barbera and Cartoon Network characters, including Yogi Bear, Scooby-Doo, Flintstones and others. We use these characters to market our parks and to provide an enhanced family entertainment experience. Our licenses include the right to sell merchandise featuring the characters at our parks, and to use the characters in our advertising, as walk-around characters and in theming for rides, attractions and retail outlets. We believe using these characters promotes increased attendance, supports higher ticket prices, increases lengths-of-stay and enhances in-park spending.

      Our parks are located in geographically diverse markets across North America. Our theme parks offer a complete family-oriented entertainment experience. Our theme parks generally offer a broad selection of state-of-the-art and traditional “thrill rides,” water attractions, themed areas, concerts and shows, restaurants, game venues and merchandise outlets. In the aggregate, our theme parks offer more than 1,150 rides, including over 150 roller coasters, making us the leading provider of “thrill rides” in the industry.

      We believe that our parks benefit from limited direct competition, since the combination of a limited supply of real estate appropriate for theme park development, high initial capital investment, long development lead-time and zoning restrictions provides each of our parks with a significant degree of protection from competitive new theme park openings. Based on our knowledge of the development of other theme parks in the United States, we estimate that it would cost at least $200 million and would take a minimum of two years to construct a new regional theme park comparable to one of our Six Flags theme parks.

Strategy

      Our strategy for achieving continued growth includes pursuing growth at our existing parks and expanding our parks.

Pursuing Growth At Our Existing Parks

      We believe there are substantial opportunities for growth at our parks. We seek to increase revenue by increasing attendance and per capita spending, while also maintaining strict control of operating expenses. The primary elements we use to achieve these objectives are:

•	adding rides and attractions and improving overall park quality;

•	enhancing marketing and sponsorship programs;

•	adding the Six Flags brand name and the characters licensed from Warner Bros. and DC Comics at selected parks;

•	increasing group sales, season passes and other pre-sold tickets;

•	using ticket pricing strategies to maximize ticket revenues and park utilization;

•	adding and enhancing restaurants and merchandise and other revenue outlets; and

•	adding special events.

      Our approach is designed to exploit the operating leverage inherent in the theme park business. Once parks achieve critical attendance levels, operating cash flow margins increase because revenue growth through incremental attendance gains and increased in-park spending is not offset by a comparable increase in operating expenses due to the relatively fixed nature of a large portion of these expenses during any given year. However, we cannot assure you that the implementation of these strategies will increase attendance or per capita spending.

Expanding Our Parks

      We have expanded several of our parks by adding complementary attractions, such as campgrounds, lodging facilities and water parks, in order to increase attendance and per capita spending. For example, we added a water park to Six Flags St. Louis for the 1999 season and to Six Flags Great Adventure (located between New York City and Philadelphia) for the 2000 season. For the 2005 season we will be debuting a new water park at Six Flags Great America (located near Chicago). We own a significant amount of undeveloped land adjacent to several of our parks, which is suitable for development. We cannot assure you that the increased attendance or per capita spending, if any, that arises out of adding any particular complementary attraction will justify the costs of that expansion.

Recent Developments

      On November 5, 2004, we entered into an amendment to our Credit Agreement (as defined herein) pursuant to which we amended the covenants relating to the leverage ratio through 2006 and the fixed charge coverage ratio through 2007 in order to provide us with additional financial flexibility given the operating conditions we have been experiencing recently. In exchange for our lenders’ consent to the amendment, we agreed to an increase of 0.25% in certain limited circumstances in the interest rates we are charged on our borrowings under the Credit Agreement. We also agreed to pay a 1% prepayment penalty if we refinance all or any portion of the term loans outstanding under our Credit Agreement prior to November 5, 2005. See “Description of Other Indebtedness and PIERS — Credit Agreement.”

      We have agreed in principle to terminate our involvement with Warner Bros. Movie World Madrid, a park in Madrid, Spain that we have managed since its opening in April 2002. We expect to enter into a definitive termination agreement in November 2004.

Address

      Our executive offices are located at 11501 Northeast Expressway, Oklahoma City, Oklahoma 73131, (405) 475-2500, and at 122 East 42nd Street, New York, New York 10168, (212) 599-4690.

The Offering

Issuer	Six Flags, Inc., a Delaware corporation.

Offering	$260,000,000 aggregate principal amount of 4.50% Convertible Senior Notes due 2015. We have granted the underwriter an option to purchase up to an additional $39,000,000 principal amount of notes to cover over-allotments.

Maturity	May 15, 2015, unless earlier converted, redeemed or repurchased.

Interest	4.50% per annum on the principal amount, payable semiannually in arrears on May 15 and November 15 of each year, beginning May 15, 2005.

Ranking	The notes will be:

• general unsecured obligations of ours;

• equal in right of payment with all of our existing and future unsecured senior indebtedness;

• not guaranteed by our subsidiaries; and

• effectively subordinated to all indebtedness and liabilities, including trade payables, of our subsidiaries.

Assuming the consummation of this offering and the use of proceeds therefrom (as described in note 4 to the capitalization table contained in this prospectus supplement on page S-23), as of September 30, 2004, we would have had approximately $1,467.5 million of senior indebtedness. In addition, our subsidiaries at that date had on a combined basis approximately $674.4 million of indebtedness, all of which is secured. In addition, as of September 30, 2004, an additional $380.3 million was available for borrowing under the Credit Agreement.

Conversion	The notes will be convertible at the option of the holder into shares of our common stock at an initial conversion price of $6.35 per share. This is equivalent to an initial conversion rate of approximately 157.4803 shares of common stock per $1,000 principal amount of notes. The conversion price is subject to adjustment in certain events. The notes are convertible at the above conversion price at any time on or after issuance and prior to the close of business on the business day prior to the maturity date, except during any non-convertibility period described below. Upon conversion, we will have the right to deliver shares of our common stock, cash or a combination of cash and shares of our common stock, in each case as calculated as described under “Description of Notes — Conversion Rights — Settlement Upon Conversion.”

Non-Convertibility Periods	If all of the notes initially issued are converted solely into shares of our common stock, we would be required to issue approximately 40.9 million shares of our common stock (47.1 million if the over-allotment option is exercised in full), subject to adjustment. As of the date of this prospectus supplement, we have reserved approximately 37.1 million shares of our common stock for issuance upon conversion of the notes. We may reserve additional shares of our common stock from time to time for issuance upon conversion of the notes. We will promptly notify the trustee of any such reservation of additional shares. If on any date a note is delivered for conversion on or prior to February 2, 2010, we do not have a sufficient number of reserved shares to satisfy our conversion obligation for that note (the “triggering note”) without exercising our option to settle any portion in cash, then no further notes may be delivered for conversion from and including such date to and including the earlier of (a) the date we amend (with the approval of our board of directors and shareholders) our restated certificate of incorporation to increase our authorized capital to be able to reserve and deliver shares of our common stock upon conversion of the remaining outstanding notes, (b) the date we reserve additional shares that have otherwise become available in an amount to enable us to be able to deliver shares of our common stock upon conversion of the remaining outstanding notes, and (c) February 2, 2010 (any such period, a “non-convertibility period”). If the non-convertibility period remains in effect on the 10th day after the first annual meeting of stockholders that is held more than three months after the date the triggering note is delivered for conversion, then the notes will bear interest at the rate of 10.00% per annum from and after such annual meeting until the end of the non- convertibility period, as described below under “Description of Notes — Conversion Rights — Non-Convertibility Periods.”

Holders of notes called for redemption will be entitled to convert the notes up to the close of business on the second business day immediately preceding the date fixed for such redemption. See “Description of Notes — Conversion Rights.”

Adjustment to conversion price upon a non-stock change of control	If and only to the extent holders elect to convert the notes in connection with a transaction described under the first clause (provided that for purposes of this adjustment provision the reference to 35% in such clause shall be replaced with 50%) or fourth clause of the definition of fundamental change as described in “Description of Notes — Repurchase at Option of Holders Upon a Fundamental Change” pursuant to which 10% or more of the consideration for our common stock (other than cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) consists of cash or securities (or other property) that are not common equity interests traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange or The Nasdaq National Market, which we refer to as a “non-stock change of control,” we will increase the number of shares issuable upon conversion.

The number of additional shares will be determined by reference to the table in “Description of Notes — Conversion Rights — Adjustment to Conversion Price Upon a Non-Stock Change of Control,” based on the effective date and the price paid per share of our common stock in such non-stock change of control.

If holders of our common stock receive only cash in the type of transaction described above, the price paid per share will be the cash amount paid per share. Otherwise, the price paid per share will be the average of the last reported sale prices of our common stock on the five trading days prior to but not including the effective date of such non-stock change of control.

Conversion after a public acquirer change of control	In the case of a non-stock change of control constituting a public acquirer change of control (as defined in this prospectus supplement), we may, in lieu of issuing additional shares upon conversion as described in “Description of Notes — Conversion Rights — Conversion After a Public Acquirer Change of Control,” elect to adjust the conversion obligation and the conversion price such that from and after the effective date of such public acquirer change of control, holders of the notes will be entitled to convert their notes (subject to the satisfaction of certain conditions) into a number of shares of public acquirer common stock by adjusting the conversion price in effect immediately before the public acquirer change of control by a fraction:

• the numerator of which will be the average of the last reported sale prices of the public acquirer common stock for the five consecutive trading days commencing on the trading day next succeeding the effective date of such public acquirer change of control, and

• the denominator of which will be:

• in the case of a share exchange, consolidation, merger or binding share exchange pursuant to which our common stock is converted into cash, securities or other property, the average value of all cash and any other consideration as determined by our board of directors paid or payable per share of common stock or

• in the case of any other public acquirer change of control, the average of the last reported sale prices of our common stock for the five consecutive trading days prior to but excluding the effective date of such public acquirer change of control.

Optional redemption	At any time on or after May 15, 2010, we may redeem all or a part of the notes at the declining redemption prices specified in this prospectus supplement under “Description of Notes — Optional Redemption,” plus accrued and unpaid interest to, but not including, the redemption date.

Repurchase at option of holders upon a fundamental change	If we undergo a fundamental change (as defined in this prospectus supplement) prior to maturity, you will have the right, at your option, to require us to repurchase for cash some or all of your notes at a repurchase price equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest to, but not including, the repurchase date. See “Description of Notes — Repurchase at Option of Holders Upon a Fundamental Change.”

Use of proceeds	The net proceeds to the Company from this offering are approximately $251.2 million. Prior to December 31, 2004, we intend to use net proceeds from this offering to repurchase a portion of our outstanding 9 1/2% senior notes due 2009 (the “2009 Notes”) and 8 7/8% senior notes due 2010 (the “2010 Notes”), in open-market or privately negotiated transactions, tender offers or otherwise. In the event that we do not use the full amount of the net proceeds from this offering to repurchase 2009 Notes and 2010 Notes by December 31, 2004, we intend to use the remaining net proceeds from this offering to redeem 2009 Notes on February 1, 2005, at the applicable redemption premium of 104.750%, plus accrued and unpaid interest to the redemption date.

Absence of a Public Market for the Notes	The notes will be a new issue of securities and will not be listed on any securities exchange or automated quotation system. We cannot assure you that any active or liquid market will develop for the notes. See “Underwriting.”

New York Stock Exchange Symbol for Our Common Stock	Our common stock currently trades on the New York Stock Exchange under the symbol “PKS.”

SUMMARY HISTORICAL FINANCIAL AND OTHER DATA

      The following summary historical financial data as of and for each of the years in the five-year period ended December 31, 2003 are derived from our audited financial statements. Our audited financial statements for the three-year period ended December 31, 2003 included herein and the following summary historical financial data for the five-year period ended on that date reflect the effects of our reclassification of the assets, liabilities and results of Six Flags Worlds of Adventure and our European parks as discontinued operations. The summary historical financial data below as of and for each of the nine-month periods ended September 30, 2003 and September 30, 2004 are derived from our unaudited financial statements, which are included herein and reflect the effects of our reclassification of the assets, liabilities and results of Six Flags Worlds of Adventure and our European parks as discontinued operations.

      We adopted Financial Accounting Standards Board Interpretation No. 46 (“FIN 46”) in the fourth quarter of 2003. Under FIN 46, the results of Six Flags Over Georgia, Six Flags White Water Atlanta, Six Flags Over Texas and Six Flags Marine World were consolidated in our financial statements for the year ended December 31, 2003 and the nine-month period ended September 30, 2004 and will be consolidated in our financial statements for future periods. In addition, our financial statements for the years ended December 31, 2001 and 2002, the nine-month period ended September 30, 2003 and the following summary historical financial data for the years ended December 31, 1999 and 2000 have been reclassified to reflect the adoption of FIN 46 in order to enable meaningful year-to-year comparisons. Historical results for the year ended December 31, 1999 include the operations of Six Flags Mexico (formerly Reino Aventura), White Water Atlanta and Splashtown from the dates of their respective acquisitions in May 1999. Historical results for the year ended December 31, 2000 include the operations of Enchanted Village and Wild Waves from the date of their acquisition in December 2000. Historical results for the year ended December 31, 2001 include the operations of La Ronde from the date of its acquisition in May 2001. Historical results for the year ended December 31, 2002 include the operations of Jazzland (now Six Flags New Orleans) from the date of its acquisition on August 23, 2002.

						Nine Months Ended
	Year Ended December 31,					September 30,

	1999	2000	2001	2002	2003	2003	2004

						(unaudited)

	(in thousands, except per share amounts and ratios)
Statement of Operations Data:
Revenue:
Theme park admissions	$564,256	$572,214	$596,462	$583,649	$572,152	$520,682	$499,922
Theme park food, merchandise and other	472,750	468,983	479,527	475,446	476,491	429,744	428,711

Total revenue	1,037,006	1,041,197	1,075,989	1,059,095	1,048,643	950,426	928,633

Operating costs and expenses:
Operating expenses	392,083	388,199	398,564	406,701	424,319	349,254	366,173
Selling, general and administrative	173,967	170,064	186,787	188,926	206,109	177,462	171,698
Noncash compensation (primarily selling, general and administrative)	12,725	12,584	8,616	9,256	101	76	482
Costs of products sold	101,244	95,252	86,723	85,942	83,938	75,978	79,061
Depreciation and amortization	156,976	179,412	189,845	137,881	145,453	106,453	111,289

Total operating costs and expenses	836,995	845,511	870,535	828,706	859,920	709,223	728,703

Income from operations	200,011	195,686	205,454	230,389	188,723	241,203	199,930

Other income (expense):
Interest expense, net	(171,046)	(226,866)	(223,834)	(228,109)	(213,311)	(159,193)	(145,818)
Minority interest	(35,223)	(34,998)	(39,056)	(36,760)	(35,997)	(39,927)	(41,696)
Early repurchase of debt	(18,826)	—	(13,756)	(29,895)	(27,592)	(27,592)	(31,862)
Other income (expense)	(4,087)	(8,026)	(4,639)	(6,000)	(2,445)	(1,347)	(19,373)

Total other income (expense)	(229,182)	(269,890)	(281,285)	(300,764)	(279,345)	(228,059)	(238,749)

						Nine Months Ended
	Year Ended December 31,					September 30,

	1999	2000	2001	2002	2003	2003	2004

						(unaudited)

	(in thousands, except per share amounts and ratios)
Income (loss) from continuing operations before income taxes	$(29,171)	$(74,204)	$(75,831)	$(70,375)	$(90,622)	$13,144	$(38,819)
Income tax (expense) benefit	(10,753)	606	5,607	21,899	28,564	(8,899)	28,898

Income (loss) from continuing operations	$(39,924)	$(73,598)	$(70,224)	$(48,476)	$(62,058)	$4,245	$(67,717)
Cumulative effect of a change in accounting principle	—	—	—	(61,054)	—	—	—
Discontinued operations, net of tax benefit of $4,572,000 in 2003, tax expense of $6,473,000 in 2002, tax benefit of $6,815,000 in 2001, tax benefit of $6,228,000 in 2000, tax benefit of $6,117,000 in 1999, tax benefit of $57,387,000 in 2004 nine month period and tax expense of $4,067,000 in 2003 nine month period	9,398	21,639	12,122	3,832	345	13,554	(287,561)

Net income (loss)	$(30,526)	$(51,959)	$(58,102)	$(105,698)	$(61,713)	$17,799	$(355,278)

Net income (loss) applicable to common stock	$(53,814)	$(75,247)	$(84,617)	$(127,668)	$(83,683)	$1,320	$(371,756)

Net income (loss) per average common share outstanding—basic and diluted:
Loss from continuing operations	$(0.81)	$(1.23)	$(1.09)	$(0.76)	$(0.90)	$(0.13)	$(0.90)
Cumulative effect of a change in accounting principle			—	(0.66)	—
Discontinued operations	0.12	0.27	0.14	0.04	—	0.14	(3.10)

Net income (loss)	$(0.69)	$(0.96)	$(0.95)	$(1.38)	$(0.90)	$0.01	$(4.00)

Weighted average number of common shares outstanding — basic and diluted	77,656	78,735	89,221	92,511	92,617	92,617	93,034

Ratio of earnings to fixed charges(1)	1.1x	0.8x	0.9x	1.0x	0.9x	1.5x	1.2x

	As of December 31,					As of
						September 30,
	1999	2000	2001	2002	2003	2004

						(unaudited)

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$124,177	$44,794	$45,582	$31,307	$98,189	$177,459
Total assets	$4,309,196	$4,328,214	$4,370,872	$4,371,293	$4,682,771	$3,650,725
Total long-term debt (excluding current maturities)	$2,211,882	$2,324,358	$2,229,810	$2,305,221	$2,354,194	$2,104,460
Total debt	$2,215,792	$2,336,844	$2,268,239	$2,339,716	$2,373,205	$2,120,815
Mandatorily redeemable preferred stock (represented by the PIERS)	—	—	$278,867	$279,993	$281,119	$281,964
Stockholders’ equity	$1,615,616	$1,544,987	$1,446,642	$1,359,692	$1,362,050	$934,244

(1)	See “Ratio of Earnings to Fixed Charges” for a detailed discussion of the Company’s ratio of earnings to fixed charges.

RISK FACTORS

      You should carefully consider each of the following risks and all other information set forth in this prospectus supplement before deciding to invest in the notes.

Risk Factors Relating to Our Business

Factors impacting attendance — local conditions, events, natural disasters, disturbances and terrorist activities — can adversely impact park attendance.

      Lower attendance may be caused by various local conditions, events, weather or natural disasters. Furthermore, we believe that general economic conditions may also adversely impact attendance figures at our parks, in that a challenging economic environment can disproportionately affect our target audience of low to middle income consumers who generally have relatively limited amounts of discretionary income.

      In addition, since some of our parks are near major urban areas and appeal to teenagers and young adults, there may be disturbances at one or more parks which negatively affect our image. This may result in a decrease in attendance at the affected parks. We work with local police authorities on security-related precautions to prevent these types of occurrences. We can make no assurance, however, that these precautions will be able to prevent any disturbances. We believe that our ownership of many parks in different geographic locations reduces the effects of these types of occurrences on our consolidated results.

      Our business and financial results were adversely impacted by the terrorist activities occurring in the United States on September 11, 2001. These activities resulted in a significant decrease in attendance at our parks during the four weekends immediately following September 11. In addition, terrorist alerts and threats of future terrorist activities may continue to adversely affect attendance at our parks. Since October 1, 2002, our property insurance policies (which include business interruption insurance) have not covered risks related to terrorist activities. We cannot predict what effect any further terrorist activities that may occur in the future may have on our business and results of operations.

We have a history of net losses and expect to continue to experience net losses. Consequently, we may not have the ability to implement our strategy for achieving growth and otherwise finance future operations.

      We have had a history of net losses and expect to continue to report net losses for the next several years. Out net losses are principally attributable to insufficient revenue to cover our relatively high percentage of fixed costs, the interest costs on our debt and our depreciation expense. We expect that these expenses will remain significant. We reported net losses of $30.5 million, $52.0 million, $58.1 million, $105.7 million and $61.7 million for the years ended December 31, 1999, 2000, 2001, 2002 and 2003. We also reported net income of $17.8 million for the nine months ended September 30, 2003 and net loss of $355.3 million for September 30, 2004 (which included a $287.6 million loss from discontinued operations). Continued losses could reduce our cash available from operations to service our indebtedness, as well as limit our ability to implement our strategy for achieving growth and otherwise finance our operations in the future.

Risk of accidents — there is the risk of accidents occurring at our parks which may reduce attendance and negatively impact our operations.

      Almost all of our parks feature “thrill rides.” Although we carefully maintain the safety of our rides, there are inherent risks involved with these attractions. An accident or an injury at any of our parks or at parks operated by our competitors may reduce attendance at our parks, causing a decrease in revenues. On May 2, 2004, a fatality occurred on a roller coaster at Six Flags New England, which we believe contributed to a decline in attendance and, as a result, adversely impacted performance at that park during the 2004 operating season.

      We maintain insurance of the type and in amounts that we believe is commercially reasonable and that is available to businesses in our industry. We maintain multi-layered general liability policies that provide for excess liability coverage of up to $100.0 million per occurrence. For incidents occurring at our parks after November 15, 2003, our self-insured retention is generally $2.5 million per occurrence. For incidents at the parks during the twelve months prior to that date, the retention is $2.0 million per occurrence. For incidents during the twelve months ended November 15, 2002, the retention is $1.0 million per occurrence. For most prior incidents, our policies did not provide for a self-insured retention.

Adverse weather conditions — bad weather can adversely impact attendance at our parks.

      Because most of the attractions at our parks are outdoors, attendance at our parks is adversely affected by bad weather. The effects of bad weather on attendance are more pronounced at our water parks. Bad weather and forecasts of bad or mixed weather conditions can reduce the number of people who come to our parks, which negatively affects our revenues. Although we believe that our ownership of many parks in different geographic locations reduces the effect that adverse weather can have on our consolidated results, we believe our 2003 and 2004 operating results were adversely affected by abnormally cold and wet weather in a number of our major U.S. markets.

Seasonality — our operations are seasonal.

      More than 85% of our annual park attendance occurs during the second and third quarters of each year. By comparison, most of our expenses for maintenance and costs of adding new attractions are incurred when the parks are closed in the mid to late autumn and winter months. For this reason, a sequential quarter to quarter comparison is not a good indication of our performance or of how we will perform in the future.

Competition — the theme park industry competes with numerous entertainment alternatives.

      Our parks compete with other theme, water and amusement parks and with other types of recreational facilities and forms of entertainment, including movies, sports attractions and vacation travel. Our business is also subject to factors that affect the recreation and leisure industries generally, such as general economic conditions and changes in consumer spending habits. The principal competitive factors of a park include location, price, the uniqueness and perceived quality of the rides and attractions, the atmosphere and cleanliness of the park and the quality of its food and entertainment.

Anti-takeover provisions — Anti-takeover provisions limit the ability of stockholders to effect a change in control of us.

      Certain provisions in our Amended and Restated Certificate of Incorporation and in our debt instruments and those of our subsidiaries may have the effect of deterring transactions involving a change in control of us, including transactions in which stockholders might receive a premium for their shares.

      Our Amended and Restated Certificate of Incorporation provides for the issuance of up to 5,000,000 shares of preferred stock with such designations, rights and preferences as may be determined from time to time by our board of directors. The authorization of preferred shares empowers our board of directors, without further stockholder approval, to issue preferred shares with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our common stock. If issued, the preferred stock could be used to discourage, delay or prevent a change of control of us. We have no current plans to issue any preferred stock.

      In addition, we have a rights plan which gives each holder of our common stock the right to purchase junior preferred stock in certain events. The rights plan is designed to deter third parties from attempting to take control of us on terms that do not benefit all stockholders or that our board of directors determines not to be in the best interests of stockholders.

      We are also subject to the anti-takeover provisions of the Delaware General Corporation Law, which could have the effect of delaying or preventing a change of control of us. Furthermore, upon a change of control, the holders of substantially all of our outstanding indebtedness are entitled at their option to be repaid in cash. These provisions may have the effect of delaying or preventing changes in control or management of us. All of these factors could materially adversely affect the price of our common stock.

      We have the exclusive right to use certain Warner Bros. and DC Comics characters in our theme parks in the United States (except in the Las Vegas metropolitan area), Canada, Mexico and other countries. Warner Bros. can terminate these licenses under certain circumstances, including the acquisition of us by persons engaged in the movie or television industries. This could deter certain parties from seeking to acquire us.

Risks Related to the Notes and Our Common Stock

Substantial leverage — our high level of indebtedness and other obligations require that a significant part of our cash flow be used to pay interest and fund these other obligations.

      We have a high level of debt. As of September 30, 2004, together with our subsidiaries we had a combined total of approximately $2,120.8 million of indebtedness. After giving effect to this offering and the use of proceeds therefrom (as described in note 4 to the capitalization table contained in this prospectus supplement on page S-23), our indebtedness, together with our subsidiaries, as of September 30, 2004, would have been approximately $2,141.9 million. In addition, as of September 30, 2004, an additional $380.3 million was available for borrowing under the Credit Agreement. Based on interest rates at September 30, 2004 for floating rate debt and after giving effect to the interest rate swaps, annual cash interest payments for 2004 on the debt outstanding at September 30 will aggregate approximately $175.4 million (excluding interest payable on the notes, but including interest on the debt we expect to retire with the proceeds of this offering). In addition, the annual dividend requirements on our outstanding preferred stock total approximately $20.8 million, which we can, at our option, pay either in cash or shares of our common stock. We are required to redeem all of our outstanding preferred stock on August 15, 2009 (to the extent not previously converted into shares of our common stock) for cash at 100% of the liquidation preference ($287.5 million), plus accrued and unpaid dividends.

      At September 30, 2004, we had approximately $177.5 million of unrestricted cash and cash equivalents and $380.3 million available for borrowing under the Credit Agreement, including the entire $300.0 million working capital revolver.

      In addition to making interest payments on debt and dividend payments on our preferred stock, we must satisfy the following obligations with respect to Six Flags Over Georgia and Six Flags Over Texas, which we refer to as the Partnership Parks:

•	We must make annual distributions to our partners in the Partnership Parks, which will amount to approximately $53.2 million in 2004 (of which we will receive $17.1 million as a result of our ownership interest in the parks as of the date of this prospectus supplement) with similar amounts (adjusted for changes in cost of living) payable in future years.

•	We must spend a minimum of approximately 6% of each park’s annual revenues over specified periods for capital expenditures.

•	Each year, we must offer to purchase a specified maximum number of partnership units from our partners in the Partnership Parks, which in 2003 resulted in an aggregate payment by us of approximately $5.7 million. There have been no purchases of units in 2004 to date. The maximum number of units that we could be required to purchase in 2005 would result in an aggregate payment by us of approximately $215.5 million. The annual incremental unit purchase obligation (without taking into account accumulation from prior years) aggregates approximately $31.0 million for both parks based on current purchase prices. As we purchase additional units, we are entitled to a proportionate increase in our share of the minimum annual distributions.

We expect to use cash flow from the operations at these parks to satisfy our annual distribution and capital expenditure obligations with respect to the Partnership Parks before we use any of our other funds. The two partnerships generated approximately $63.2 million of aggregate net cash provided by operating activities during 2003. The obligations relating to Six Flags Over Georgia continue until 2027 and those relating to Six Flags Over Texas continue until 2028.

      Although we are contractually committed to make approximately $25 million of capital expenditures at one park over the next several years, the vast majority of our capital expenditures in 2005 and beyond will be made on a discretionary basis. We plan on spending approximately $130 million on capital expenditures for the 2005 season, adding a wide array of attractions at many of our parks.

      Our high level of debt and other obligations could have important negative consequences to us and investors in our securities. These include:

•	We may not be able to satisfy all of our obligations, including, but not limited to, our obligations under the notes.

•	We could have difficulties obtaining necessary financing in the future for working capital, capital expenditures, debt service requirements, Partnership Park obligations, refinancings or other purposes.

•	We will have to use a significant part of our cash flow to make payments on our debt, including the notes, to pay the dividends on preferred stock (if we choose to pay them in cash) and to satisfy the other obligations set forth above, which will reduce the capital available for operations and expansion.

•	Adverse economic or industry conditions may have more of a negative impact on us.

      We cannot be sure that cash generated from our parks will be as high as we expect or that our expenses will not be higher than we expect. Because a large portion of our expenses are fixed in any given year, our operating cash flow margins are highly dependent on attendance levels and in-park spending.

      We expect to refinance all or some of our debt or secure new financing. We cannot be sure that we will be able to obtain the refinancing or new financing on reasonable terms or at all. We have agreed in our Credit Agreement and the indentures covering our outstanding notes to limit the amount of additional debt we will incur.

      Due to the seasonal nature of our business, we are largely dependent upon the $300.0 million working capital revolving credit facility under the Credit Agreement to fund off-season expenses. Our ability to borrow under the working capital revolving credit facility is dependent upon compliance with certain conditions, including satisfying certain financial ratios and the absence of any material adverse change. Although we are currently in compliance with all of these conditions, on November 5, 2004, we entered into an amendment to the Credit Agreement which relaxed the leverage ratio through 2006 and the fixed charge coverage ratio through 2007. If we were to become unable to borrow under the facility, we would likely be unable to pay our off-season obligations in full and may be unable to meet our repurchase obligations (if any) in respect of repurchases of partnership units in the Partnership Parks.

      If we breach any of the covenants contained in our Credit Agreement or the indentures governing our senior notes, the principal and accrued interest on the applicable debt would become due and payable. In addition, that default could constitute a cross-default under the instruments governing all of our other indebtedness. If a cross-default occurs, the maturity of almost all of our indebtedness could be accelerated and become immediately due and payable. If that happens, we would not be able to satisfy our debt obligations, which would have a substantial material adverse effect on the value of the notes and our ability to continue as a going concern. We cannot assure you that we will be able to comply with these restrictions in the future or that our compliance would not cause us to forego opportunities that might otherwise be beneficial to us.

Holding company structure — access to cash flow of some of our subsidiaries is limited, and the notes will be effectively subordinated to the debt of our subsidiaries.

      We are a holding company whose primary assets consist of shares of stock or other equity interests in our subsidiaries, and we conduct substantially all of our current operations through our subsidiaries. Almost all of our income is derived from our subsidiaries. The notes will be solely the obligations of our company and no other entity will have any obligation, contingent or otherwise, to make any payments in respect of the notes. Accordingly, we will be dependent on dividends and other distributions from our subsidiaries to generate the funds necessary to meet our obligations, including the payment of principal and interest on, and other payments in respect of, the notes.

      Other than our holdings in the Partnership Parks, all of our current operations are conducted by subsidiaries of Six Flags Operations, our principal direct wholly-owned subsidiary. We may, in the future, transfer other assets to Six Flags Operations or other entities owned by us. Our Credit Agreement limits the ability of Six Flags Operations to pay dividends or make other distributions to us. Under our Credit Agreement, Six Flags Operations is permitted to pay dividends to us from cash generated by operations of up to $75.0 million (of which $8.9 million has been dividended as of the date of this prospectus supplement and $66.1 million remains available) in order to enable us to pay amounts in respect of any refinancing or repayment of debt under the indentures governing our outstanding notes. Additional cash distributions to us by Six Flags Operations and its subsidiaries generally are limited to an amount equal to the sum of:

•	cash interest payments on the notes issued under our indentures, including these notes;

•	payments we are required to make under our agreements with our partners at the Partnership Parks; and

•	cash dividends on our outstanding preferred stock.

These provisions would not permit Six Flags Operations and its subsidiaries to distribute cash to us (other than the remaining $66.1 million of permitted dividends referred to above) to fund payments for repurchases upon a fundamental change or delivery of cash upon conversion. Six Flags Operations may not make cash distributions to us unless it is in compliance with the financial and other covenants set forth in the Credit Agreement and it is not otherwise in default thereunder.

      Based on interest rates at September 30, 2004 for floating rate debt and after giving effect to the interest rate swaps, annual cash interest payments for 2004 on the debt outstanding at September 30 will aggregate approximately $175.4 million (excluding interest payable on the notes, but including interest on the debt we expect to retire with the proceeds of this offering). In addition, the annual dividend requirements on our outstanding preferred stock total approximately $20.8 million, which we can, at our option, pay either in cash or shares of our common stock.

      Claims of holders of our debt securities, including the notes, will be effectively subordinated to indebtedness and other obligations of our subsidiaries, which were approximately $849.9 million at September 30, 2004 (excluding intercompany debt and deferred income taxes), as follows:

•	indebtedness under the Credit Agreement (which totalled $653.3 million at September 30, 2004), which is guaranteed by us and secured by our assets (other than our interests in the Partnership Parks) and guaranteed by our domestic subsidiaries and secured by their assets and under which an additional $380.3 million was available for borrowing under the Credit Agreement as of September 30, 2004; and

•	other obligations of our subsidiaries.

      The notes are not guaranteed by our subsidiaries. Creditors of a subsidiary are entitled to be paid amounts due them before assets of the subsidiary become available for creditors of its parent. Therefore, even liabilities which are not senior indebtedness of our subsidiaries will, in effect, be prior in right of payment to the notes with regard to the assets of those subsidiaries. This can substantially reduce the portion of our consolidated assets which is available for payment of the notes. Consequently, in the event of any insolvency, liquidation, reorganization, dissolution or other winding up of our subsidiaries, the ability of our creditors, including holders of these notes, to be repaid will be subject to the prior claims of those entities’ creditors, including trade creditors.

Restrictive covenants — our financial and operating activities are limited by restrictions contained in the terms of our financings.

      The terms governing our and our subsidiaries’ indebtedness, including the indenture governing the notes, impose significant operating and financial restrictions on us. These restrictions may significantly limit or prohibit us from engaging in certain types of transactions, including the following:

•	incurring additional indebtedness;

•	creating liens on our assets;

•	paying dividends;

•	selling assets;

•	engaging in mergers or acquisitions; and

•	making investments.

      Our failure to comply with the terms and covenants in our and our subsidiaries’ indebtedness could lead to a default under the terms of those documents, which would entitle the lenders to accelerate the indebtedness and declare all amounts owed due and payable. Moreover, the instruments governing almost all of our indebtedness, including the notes, contain cross-default provisions so that a default under any of our indebtedness will be considered a default under all of our other indebtedness. If a cross-default occurs, the maturity of almost all of our indebtedness could be accelerated and become immediately due and payable. If that happens, we would not be able to satisfy our debt obligations, which would have a substantial material adverse effect on the value of the notes and our ability to continue as a going concern. We cannot assure you that we will be able to comply with these restrictions in the future or that our compliance would not cause us to forego opportunities that might otherwise be beneficial to us.

      Further, under the Credit Agreement, Six Flags Operations and its subsidiaries are required to comply with specified financial ratios and tests, including those related to:

•	interest expense;

•	fixed charges;

•	debt service; and

•	total debt.

Although we are currently in compliance with all of these financial covenants and restrictions, on November 5, 2004, we entered into an amendment to the Credit Agreement which relaxed the leverage ratio through 2006 and the fixed charge coverage ratio through 2007. However, events beyond our control, such as weather and economic, financial and industry conditions, may affect our ability to continue meeting these financial tests and ratios. The need to comply with these financial covenants and restrictions could limit our ability to expand our business or prevent us from borrowing more money when necessary.

Change of control — there is limited protection in the event of a change of control.

      The requirement that we offer to repurchase the notes upon a change of control is limited to the transactions specified in the definition of a “fundamental change” under “Description of Notes — Repurchase at Option of Holders Upon a Fundamental Change.” Accordingly, we could enter into certain transactions, such as acquisitions, refinancings or recapitalizations, that could affect our capital structure and the value of our notes and common stock but would not constitute a fundamental change under the notes.

Fundamental change — We may not have the ability to repurchase the notes upon a fundamental change, as required by the indenture governing the notes.

      In the event of a fundamental change as described under “Description of Notes — Repurchase at Option of Holders Upon a Fundamental Change,” holders of notes may require us to repurchase their notes for cash.

Our ability to repurchase notes in the event of a fundamental change may be limited by a number of factors. The occurrence of certain events that constitute a fundamental change would constitute a default under the Credit Agreement. In such an event, borrowings under the Credit Agreement must be repaid in full before any cash distribution may be made to us to fund our repurchase obligations under the indenture governing the notes and our other outstanding indentures. Also, certain events that may constitute a change of control under the Credit Agreement and cause a default under that agreement may not constitute a fundamental change under the indenture governing the notes. Future indebtedness of ours and our subsidiaries may also contain prohibitions of certain events that would constitute a fundamental change or require the indebtedness to be repurchased upon a fundamental change. Our failure to repurchase notes when required to do so would constitute an event of default under the indenture governing the notes, which would, in turn, constitute a default under substantially all of our and our subsidiaries’ existing indebtedness. In addition, our ability to repurchase notes may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries and other provisions in the Credit Agreement and our other agreements governing our outstanding indebtedness. We cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all of the notes that might be delivered by holders of notes seeking to exercise their “put” repurchase right.

Limited covenants in the indenture governing the notes — We have made only limited covenants in the indenture, which may not protect your investment if we experience significant adverse changes in our financial condition or results of operations.

      Unlike the Credit Agreement and/or the indentures governing our other outstanding senior indebtedness, the indenture governing the notes will not:

•	require us to maintain any financial ratios or specified levels of net worth, revenues, income, cash flow, or liquidity and, therefore, will not protect holders of the notes in the event that we experience significant adverse changes in our financial condition or results of operations;

•	limit our ability or the ability of any of our subsidiaries to incur additional indebtedness, including indebtedness that is senior or equal in right of payment to the notes;

•	restrict our ability to pledge our assets or those of our subsidiaries;

•	restrict our ability to pay dividends or make other payments in respect of our common stock or other securities ranking junior to the notes or to make investments; or

•	restrict our ability to issue new securities.

      The indenture governing the notes contains no covenants or other provisions to afford you protection in the event of a highly leveraged transaction, such as a leveraged recapitalization, that would increase the level of our indebtedness except as described under “Description of Notes — Repurchase at Option of Holders Upon a Fundamental Change.”

Anti-takeover effects — Provisions of the notes could discourage an acquisition of us by a third party.

      Certain provisions of the notes could make it more difficult or more expensive for a third party to acquire us. Upon the occurrence of certain transactions constituting a fundamental change, holders of the notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes in integral multiples of $1,000. We may also be required to issue additional shares upon conversion or provide for conversion into the acquirer’s capital stock in the event of certain fundamental changes.

Adjustment to the conversion price — The adjustment to the conversion price upon the occurrence of certain types of fundamental changes may not adequately compensate you for the lost option time value of your notes as a result of such fundamental change and may not be enforceable.

      If certain types of fundamental changes occur on or prior to the maturity of the notes, we may adjust the conversion price of the notes to increase the number of shares issuable upon conversion. The number of additional shares to be issued will be determined based on the date on which the fundamental change becomes effective and the price paid per share of our common stock in the fundamental change as described under “Description of Notes — Conversion Rights — Adjustment to Conversion Price Upon Certain Fundamental Changes.” Although this adjustment is designed to compensate you for the lost option time value of your notes as a result of certain types of fundamental changes, the adjustment is only an approximation of such lost value and may not adequately compensate you for such loss. In addition, if the price paid per share of our common stock in the fundamental change is less than $5.29 or more than $17.55 (subject to adjustment), there will be no such adjustment. Furthermore, our obligation to make the adjustment could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

Non-convertibility — Your notes may not be convertible into shares of our common stock for a certain period of time.

      We currently do not have a sufficient number of authorized shares of common stock available for issuance if holders of more than approximately $235.8 million in principal amount deliver their notes for conversion. In the event we do not have enough shares for issuance upon conversion of any note delivered for conversion, the notes will no longer be convertible until the earlier of (a) the date we amend (with the approval of our board of directors and shareholders) our restated certificate of incorporation to increase our authorized capital to be able to reserve and deliver shares of our common stock upon conversion of the remaining outstanding notes, (b) the date we reserve additional shares that have otherwise become available in an amount to enable us to be able to deliver shares of our common stock upon conversion of the remaining outstanding notes, and (c) February 2, 2010. During this non-convertibility period, holders of the notes will be unable to convert their notes. The prevailing price of our common stock may decline during the non-convertibility period or thereafter and may remain below the highest trading price during the non-convertibility period or the then applicable conversion price. In addition, holders would not be able to convert their notes to participate in any tender offer for our common stock. As a result, holders may not be able to achieve the economic benefit that they would have achieved upon conversion of the notes if there had not been a non-convertibility period. See “Description of Notes — Conversion Rights — Non-Convertibility Periods.”

Conversion — We may not have sufficient cash to satisfy our conversion obligations.

      To the extent we do not have a sufficient number of reserved or otherwise available shares if and when notes are delivered (i) for conversion during a non-convertibility period after certain fundamental changes or (ii) at any time on or after February 2, 2010, we will be obligated to deliver cash upon conversion of the notes. We cannot assure you that we will have the financial resources or would be able to arrange financing to deliver cash upon such conversion. In addition, the Credit Agreement limits the ability of our subsidiaries to dividend cash to us in order for us to deliver cash upon conversion of the notes, and our ability to deliver cash upon conversion of the notes may be limited by our then-existing borrowing agreements. See “Risks Related to the Notes and Our Common Stock — Holding Company Structure,” “— Restrictive Covenants” and “Description of Other Indebtedness and PIERS — Credit Agreement.” If we are unable to satisfy our conversion obligations we will be in default under our notes.

Dilution — Conversion of the notes will dilute the ownership interest of existing stockholders.

      The conversion of some or all of the notes will dilute the ownership interests of existing stockholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the price of our common stock.

Dividends — If we pay cash dividends on our common stock, you may be deemed to have received a taxable dividend without the receipt of any cash.

      If we pay a cash dividend on our common stock, and an adjustment to the conversion price results, you may be deemed to have received a taxable dividend subject to U.S. federal income tax without the receipt of any cash. See “Material U.S. Federal Income Tax Consequences — U.S. Holders — Constructive Dividends.”

No active market — There may not be an active market for the notes, and you may not be able to sell your notes at attractive prices or at all.

      The notes are a new issue of securities for which there is currently no trading market. Although the underwriter has advised us that it currently intends to make a market in the notes, it is not obligated to do so and may discontinue its market-making activities at any time without notice. We do not intend to apply for listing of the notes on any securities exchange or automated quotation system. If an active market for the notes fails to develop or be sustained, the trading price of the notes could fall. Even if an active trading market were to develop, the notes could trade at prices that may be lower than the initial offering price. The trading price of the notes will depend on many factors, including, but not limited to:

•	prevailing interest rates and interest rate volatility;

•	the markets for similar securities;

•	our financial condition, including our credit quality, results of operations and prospects;

•	the publication of earnings estimates or other research reports and speculation in the press or investment community;

•	the market price of our common stock;

•	changes in our industry and competition; and

•	general market and economic conditions.

As a result, we cannot assure you that you will be able to sell the notes at attractive prices or at all.

Conversion price — The price at which our common stock may be purchased on the New York Stock Exchange is currently lower than the conversion price of the notes and may remain lower in the future.

      Prior to electing to convert notes, the note holder should compare the price at which our common stock is trading in the market to the conversion price of the notes. Our common stock trades on the New York Stock Exchange under the symbol “PKS.” On November 15, 2004, the last reported sales price of our common stock on the New York Stock Exchange was $5.29 per share. The initial conversion price of the notes is $6.35 per share. Our stock price may continue to trade lower than the conversion price in the future.

Ratings of the notes — The notes may not be rated or may receive a lower rating than anticipated.

      If one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by investors, or reduces their rating in the future, the market price of the notes and our common stock could be harmed.

Ratings of the Company — Changes in our credit ratings may adversely affect the price of our securities, including our common stock and the notes.

      Credit rating agencies continually review their ratings for the companies that they follow, including us. Standard & Poor’s Ratings Service (“S&P”) recently announced that it has lowered its ratings on us, including our corporate credit rating which was lowered to “B-” from “B.” Moody’s Investor Service (“Moody’s) also recently downgraded our senior implied rating to “B2” from “B1” and our senior unsecured issuer rating to “Caa1” from “B3.” Moody’s also downgraded our (i) senior unsecured indebtedness to “Caa1” from “B3,” (ii) preferred stock to “Caa2” from “Caa1” and (iii) Credit Agreement to “B1” from “Ba3.” Furthermore, although S&P upgraded our ratings outlook from negative to stable, Moody’s kept our ratings outlook on negative. A further negative change in our ratings or the perception that such a change could occur may adversely affect the market price of our securities, including our common stock and the notes.

USE OF PROCEEDS

      The net proceeds to the Company from this offering are approximately $251.2 million. Prior to December 31, 2004, we intend to use net proceeds from this offering to repurchase a portion of our outstanding 2009 Notes and 2010 Notes, in open-market or privately negotiated transactions, tender offers or otherwise. In the event that we do not use the full amount of the net proceeds from this offering to repurchase 2009 Notes and 2010 Notes by December 31, 2004, we intend to use the remaining net proceeds from this offering to redeem 2009 Notes on February 1, 2005, at the applicable redemption premium of 104.750%, plus accrued and unpaid interest to the redemption date.

      Pending their ultimate use, any net proceeds from this offering will be deposited in an escrow account, subject to an escrow agreement by and among the Company, as depositor, and The Bank of New York, as escrow agent, trustee for the 2009 Notes and trustee for the 2010 Notes, for release for use as described above. Proceeds held may be invested in short-term, investment grade, interest-bearing securities, certificates of deposit or direct or guaranteed obligations of the United States.

CAPITALIZATION

      The following table sets forth as of September 30, 2004:

•	our actual capitalization; and

•	our capitalization after giving effect to the consummation of the offering and the use of the net proceeds therefrom.

      This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	September 30, 2004

	Actual	As Adjusted(4)

	(unaudited)
	(in thousands, except share
	amounts and par values)
Cash and cash equivalents	$177,459	$177,459

Current maturities of long-term debt(1)	$16,355	$16,355

Long-term debt (excluding current maturities):
Six Flags Credit Facility(1)	$646,813	$646,813
Six Flags 4 1/2% convertible senior notes due 2015	—	260,000
Six Flags 9 5/8% senior notes due 2014	308,650	308,650
Six Flags 9 3/4% senior notes due 2013	388,000	388,000
Six Flags 8 7/8% senior notes due 2010	402,044	402,044
Six Flags 9 1/2% senior notes due 2009	347,703	108,788
Other	11,250	11,250

Total long-term debt	2,104,460	2,125,545

7 1/4% Mandatorily redeemable preferred stock, $1.00 par value per share (represented by the PIERS) (115,000 shares authorized and 115,000 shares outstanding)(2)	281,964	281,964

Stockholders’ equity:
Preferred stock, $1.00 par value per share (4,885,000 shares authorized and no shares outstanding) (excludes the 7 1/4% mandatorily redeemable preferred stock (represented by the PIERS) shown above)	—	—
Common stock, $0.025 par value per share (150,000,000 shares authorized and 92,616,528 shares outstanding)	2,326	2,326
Capital in excess of par value	1,750,741	1,750,741
Accumulated deficit(3)	(794,112)	(807,857)
Deferred compensation	(2,844)	(2,844)
Accumulated other comprehensive income (loss)	(21,867)	(21,867)

Total stockholders’ equity	934,244	920,499

Total capitalization	$3,320,668	$3,328,008

(1)	Includes $653.3 million outstanding under the $655.0 million term loan. As of September 30, 2004, the revolving credit facilities had been repaid in full.

(2)	The PIERS are mandatorily redeemable on August 15, 2009 (to the extent not previously converted into shares of our common stock) for cash at 100% of the liquidation preference, plus accrued and unpaid dividends.

(3)	Includes an estimated loss of $13.7 million due to the proposed early redemption of a portion of our 2009 Notes. See note 4 below.

(4)	Assumes that all of the net proceeds from this offering will be used to redeem 2009 Notes on February 1, 2005, at the applicable redemption premium of 104.750%, plus accrued and unpaid interest to the redemption date. Prior to issuing the irrevocable notice of redemption to the holders of the 2009 Notes on December 31, 2004, we intend to use net proceeds from the offering to repurchase 2009 Notes and 2010 Notes in open-market or privately negotiated transactions, tender offers or otherwise. To the extent we repurchase 2010 Notes, there would be less net proceeds available to repurchase or redeem 2009 Notes, which would result in less than all of the net proceeds of this offering being used to redeem the 2009 Notes on February 1, 2005 as set forth in this table.

SELECTED HISTORICAL FINANCIAL DATA

      The following selected historical financial data as of and for each of the years in the five-year period ended December 31, 2003 are derived from our audited financial statements. Our audited financial statements for the three-year period ended December 31, 2003 included herein and the following selected historical financial data for the five-year period ended on that date reflect the effects of our reclassification of the assets, liabilities and results of Six Flags Worlds of Adventure and our European parks as discontinued operations. The selected historical financial data below as of and for each of the nine-month periods ended September 30, 2003 and September 30, 2004 are derived from our unaudited financial statements, which are included herein and reflect the effects of our reclassification of the assets, liabilities and results of Six Flags Worlds of Adventure and our European parks as discontinued operations.

      We adopted Financial Accounting Standards Board Interpretation No. 46 (“FIN 46”) in the fourth quarter of 2003. Under FIN 46, the results of Six Flags Over Georgia, Six Flags White Water Atlanta, Six Flags Over Texas and Six Flags Marine World were consolidated in our financial statements for the year ended December 31, 2003 and the nine-month period ended September 30, 2004 and will be consolidated in our financial statements for future periods. In addition, our financial statements for the years ended December 31, 2001 and 2002, the nine-month period ended September 30, 2003 and the following selected historical financial data for the years ended December 31, 1999 and 2000 have been reclassified to reflect the adoption of FIN 46 in order to enable meaningful year-to-year comparisons. Historical results for the year ended December 31, 1999 include the operations of Six Flags Mexico (formerly Reino Aventura), White Water Atlanta and Splashtown from the dates of their respective acquisitions in May 1999. Historical results for the year ended December 31, 2000 include the operations of Enchanted Village and Wild Waves from the date of their acquisition in December 2000. Historical results for the year ended December 31, 2001 include the operations of La Ronde from the date of its acquisition in May 2001. Historical results for the year ended December 31, 2002 include the operations of Jazzland (now Six Flags New Orleans) from the date of its acquisition on August 23, 2002.

						Nine Months Ended
	Year Ended December 31,					September 30,

	1999	2000	2001	2002	2003	2003	2004

						(unaudited)

	(in thousands, except per share amounts)
Statement of Operations Data:
Revenue:
Theme park admissions	$564,256	$572,214	$596,462	$583,649	$572,152	$520,682	$499,922
Theme park food, merchandise and other	472,750	468,983	479,527	475,446	476,491	429,744	428,711

Total revenue	1,037,006	1,041,197	1,075,989	1,059,095	1,048,643	950,426	928,633

Operating costs and expenses:
Operating expenses	392,083	388,199	398,564	406,701	424,319	349,254	366,173
Selling, general and administrative	173,967	170,064	186,787	188,926	206,109	177,462	171,698
Noncash compensation (primarily selling, general and administrative)	12,725	12,584	8,616	9,256	101	76	482
Costs of products sold	101,244	95,252	86,723	85,942	83,938	75,978	79,061
Depreciation and amortization	156,976	179,412	189,845	137,881	145,453	106,453	111,289

Total operating costs and expenses	836,995	845,511	870,535	828,706	859,920	709,223	728,703

Income from operations	200,011	195,686	205,454	230,389	188,723	241,203	199,930

Other income (expense):
Interest expense, net	(171,046)	(226,866)	(223,834)	(228,109)	(213,311)	(159,193)	(145,818)
Minority interest	(35,223)	(34,998)	(39,056)	(36,760)	(35,997)	(39,927)	(41,696)
Early repurchase of debt	(18,826)	—	(13,756)	(29,895)	(27,592)	(27,592)	(31,862)
Other income (expense)	(4,087)	(8,026)	(4,639)	(6,000)	(2,445)	(1,347)	(19,373)

Total other income (expense)	(229,182)	(269,890)	(281,285)	(300,764)	(279,345)	(228,059)	(238,749)

						Nine Months Ended
	Year Ended December 31,					September 30,

	1999	2000	2001	2002	2003	2003	2004

						(unaudited)

	(in thousands, except per share amounts)
Income (loss) from continuing operations before income taxes	$(29,171)	$(74,204)	$(75,831)	$(70,375)	$(90,622)	$13,144	$(38,819)
Income tax (expense) benefit	(10,753)	606	5,607	21,899	28,564	(8,899)	28,898

Income (loss) from continuing operations	$(39,924)	$(73,598)	$(70,224)	$(48,476)	$(62,058)	$4,245	$(67,717)
Cumulative effect of a change in accounting principle	—	—	—	(61,054)	—	—	—
Discontinued operations, net of tax benefit of $4,572,000 in 2003, tax expense of $6,473,000 in 2002, tax benefit of $6,815,000 in 2001, tax benefit of $6,228,000 in 2000, tax benefit of $6,117,000 in 1999, tax benefit of $57,387,000 in 2004 nine month period and tax expense of $4,067,000 in 2003 nine month period	9,398	21,639	12,122	3,832	345	13,554	(287,561)

Net income (loss)	$(30,526)	$(51,959)	$(58,102)	$(105,698)	$(61,713)	$17,799	$(355,278)

Net income (loss) applicable to common stock	$(53,814)	$(75,247)	$(84,617)	$(127,668)	$(83,683)	$1,320	$(371,756)

Net income (loss) per average common share outstanding—basic and diluted:
Loss from continuing operations	$(0.81)	$(1.23)	$(1.09)	$(0.76)	$(0.90)	$(0.13)	$(0.90)
Cumulative effect of a change in accounting principle			—	(0.66)	—
Discontinued operations	0.12	0.27	0.14	0.04	—	0.14	(3.10)

Net income (loss)	$(0.69)	$(0.96)	$(0.95)	$(1.38)	$(0.90)	$0.01	$(4.00)

Weighted average number of common shares outstanding — basic and diluted	77,656	78,735	89,221	92,511	92,617	92,617	93,034

	As of December 31,					As of
						September 30,
	1999	2000	2001	2002	2003	2004

						(unaudited)

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$124,177	$44,794	$45,582	$31,307	$98,189	$177,459
Total assets	$4,309,196	$4,328,214	$4,370,872	$4,371,293	$4,682,771	$3,650,725
Total long-term debt (excluding current maturities)	$2,211,882	$2,324,358	$2,229,810	$2,305,221	$2,354,194	$2,104,460
Total debt	$2,215,792	$2,336,844	$2,268,239	$2,339,716	$2,373,205	$2,120,815
Mandatorily redeemable preferred stock (represented by the PIERS)	—	—	$278,867	$279,993	$281,119	$281,964
Stockholders’ equity	$1,615,616	$1,544,987	$1,446,642	$1,359,692	$1,362,050	$934,244

RATIO OF EARNINGS TO FIXED CHARGES

      The Company’s ratio of earnings to fixed charges was 1.1, 0.8, 0.9, 1.0, 0.9, 1.5 and 1.2 for the years ended December 31, 1999, 2000, 2001, 2002 and 2003, and the nine months ended September 30, 2003 and 2004, respectively. For the purpose of calculating the ratios of earnings to fixed charges, earnings consist of loss from continuing operations before income taxes, minority interest in earnings and fixed charges. Fixed charges consist of interest expense, amortization of deferred financing costs and discount or premium relating to indebtedness and the portion (approximately one-third) of rental expense that management believes represents the interest component of rent expense. For the years ended December 31, 2000, 2001, 2002 and 2003, earnings were insufficient to cover fixed charges by $39.2 million, $23.0 million, $3.6 million and $27.0 million, respectively.

						Nine Months Ended
	Year Ended December 31,					September 30,

	1999	2000	2001	2002	2003	2003	2004

						(unaudited)

	(in thousands, except ratios)
Earnings:
Income (loss) from continuing operations	$(39,924)	$(73,598)	$(70,224)	$(48,476)	$(62,058)	$4,245	$(67,717)
Income tax expense (benefit)	10,753	(606)	(5,607)	(21,899)	(28,564)	8,899	28,898
Interest expense	195,569	234,433	230,472	231,337	215,239	160,619	148,453
Early repurchase of debt	18,826	—	13,756	29,895	27,592	27,592	31,862
Minority interest	35,223	34,998	39,056	36,760	35,997	39,927	41,696
1/3 of rental expense	2,451	3,091	3,869	4,213	4,371	3,005	3,135

Adjusted earnings (loss)	$222,898	$198,318	$211,322	$231,920	$192,577	$244,287	$186,327

Fixed Charges:
Interest expense	$195,569	$234,433	$230,472	$231,337	$215,239	$160,619	$148,453
1/3 of rental expense	2,451	3,091	3,869	4,213	4,371	3,005	3,135

Total fixed charges	$198,020	$237,524	$234,341	$235,550	$219,610	$163,624	$151,588

Ratio of earnings to fixed charges	1.1x	0.8x	0.9x	1.0x	0.9x	1.5x	1.2x
Deficiency	$—	$39,206	$23,019	$3,630	$27,033	$—	$—

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis presents information, which we believe is relevant to an assessment and understanding of our consolidated financial position and results of operations. This information should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere herein.

      We adopted FIN 46 during the fourth quarter of 2003. As a result, the results of Six Flags Over Georgia, Six Flags Over Texas, Six Flags Marine World and Six Flags White Water Atlanta, which were previously accounted for by the equity method, are now consolidated. Our consolidated financial statements as of and for the years ended December 31, 2001 and 2002 and the nine-month period ended September 30, 2003 have been retroactively reclassified for the 2003 adoption of FIN 46 to enable meaningful year-to-year and quarter-to-quarter comparisons. In addition, in April 2004 we sold in two separate transactions seven parks in Europe and Six Flags Worlds of Adventure in Ohio. The accompanying consolidated financial statements as of and for the three years ended December 31, 2003 and the nine months ended September 30, 2004 and 2003 reflect the assets, liabilities and results of the sold parks as discontinued operations.

General

      Our revenue is primarily derived from the sale of tickets for entrance to our parks (approximately 53.8% of revenues in the first nine months of 2004 and 54.8% in the comparable period of 2003) and the sale of food, merchandise, games and attractions inside our parks. Revenues in the first nine months of 2004 decreased 2.3% over the comparable period of 2003. The decrease resulted from a 4.5% decrease in attendance offset in part by a 2.3% increase in per capita revenue.

      Our principal costs of operations include salaries and wages, employee benefits, advertising, outside services, maintenance, utilities and insurance. Our expenses are relatively fixed. Costs for full-time employees, maintenance, utilities, advertising and insurance do not vary significantly with attendance. In addition, we incurred certain increased variable expenses in 2004, including sales and wage and fringe benefit expense and repair and maintenance expenditures, as part of our strategy to enhance the guest experience. As a result, we were unable to offset the impact of reduced attendance.

      Despite our disappointing performance in 2004, we were able to reduce the aggregate level of our indebtedness during the year using part of the net cash proceeds from the asset dispositions. We were also able to effect an amendment to our credit agreement which relaxed covenants relating to the leverage ratio through 2006 and the fixed charge coverage ratio through 2007, providing us additional financial flexibility in light of recent operating conditions.

      We expect to make approximately $130 million of capital expenditures for the 2005 season adding a wide array of attractions at many of our parks. These additions include a major expansion to our New Jersey facility, which will include the introduction of a major new roller coaster, and the addition of a water park to our Chicago park. We plan to showcase the new rides and attractions in the second year of the new marketing and advertising campaigns we launched in 2004. We also plan to continue in 2005 the guest service enhancements we introduced in 2004.

Results of Discontinued Operations

      On April 8, 2004, we sold substantially all of the assets used in the operation of Six Flags World of Adventure near Cleveland, Ohio (other than the marine and land animals located at that park and certain assets related thereto) for a cash purchase price of $144.3 million. In a separate transaction on the same date, we sold all of the stock of Walibi S.A., our wholly-owned subsidiary that indirectly owned the seven parks we owned in Europe. The purchase price was approximately $200 million, of which Euro 10.0 million ($12.1 million as of April 8, 2004) was received in the form of a nine and one half year note from the buyer and $11.6 million represented the assumption of certain debt by the buyer, with the balance paid in cash. Net cash proceeds from these transactions were used to pay down debt and to make investments in our remaining parks. See Note 3 to our Notes to Unaudited Consolidated Financial Statements included herein.

      Pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” our consolidated financial statements have been reclassified for all periods presented to reflect the operations, assets and liabilities of the parks being sold as discontinued operations.

      Following are components of the net results of discontinued operations for the years ended December 31, 2003, 2002 and 2001 and the nine months ended September 30, 2004 and 2003.

	Years Ended			Nine Months Ended
	December 31,			September 30,

	2003	2002	2001	2004	2003

	(in thousands)			(unaudited)
Operating revenue	$188,026	$183,185	$187,924	$3,286	$173,264

Loss on sale of discontinued operations	—	—	—	(310,281)	—
Income (loss) from discontinued operations before income taxes	(4,227)	10,305	5,307	(34,667)	17,621
Income tax expense (benefit)	(4,572)	6,473	(6,815)	57,387	(4,067)

Net results of discontinued operations	$345	$3,832	$12,122	$(287,561)	$13,554

Critical Accounting Policies

      In the ordinary course of business, we make a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Results could differ significantly from those estimates under different assumptions and conditions. We believe that the following discussion addresses our critical accounting policies, which are those that are most important to the portrayal of our consolidated financial condition and results and require management’s most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

     Property and equipment

      Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of those assets. Changes in circumstances such as technological advances, changes to our business model or changes in our capital strategy could result in the actual useful lives differing from our estimates. In those cases in which we determine that the useful life of property and equipment should be shortened, we depreciate the net book value in excess of the salvage value, over the revised remaining useful life, thereby increasing depreciation expense.

     Accounting for income taxes

      As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as differing depreciation periods for our property and equipment and deferred revenue, for tax and financial accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets (principally net operating loss carryforwards) will be recovered from future taxable income. To the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the consolidated statements of operations.

      Significant management judgment is required in determining our provision or benefit for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance of $1.2 million as of December 31, 2003 and $39.2 million as of September 30, 2004, due to uncertainties related to our ability to utilize some of our deferred tax assets, primarily consisting of certain net operating losses carried forward and tax credits, before they expire. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods we may need to establish an additional valuation allowance which could materially impact our consolidated financial position and results of operations.

      The variables that will impact whether our deferred tax assets will be utilized prior to their expiration include attendance, capital expenditures, interest rates, labor and insurance expenses, and changes in state or federal tax laws. In determining the valuation allowance we do not consider, and under generally accepted accounting principles cannot consider, the possible changes in state or federal tax laws until the laws change. We reduced our level of capital expenditures in 2004, and although we will invest at higher levels in 2005 and 2006, we expect to invest thereafter at lower levels than had been the case in prior years. To the extent we reduce capital expenditures, our future accelerated tax deductions for our rides and equipment will be reduced, and our interest expense deductions would decrease as the debt balances are reduced by cash flow that previously would have been utilized for capital expenditures. Increases in capital expenditures without corresponding increases in net revenues would reduce short-term taxable income and increase the likelihood of valuation allowances being required as net operating loss carryforwards could expire prior to their utilization. Conversely, increases in revenues in excess of operating expenses would reduce the likelihood of valuation allowances being required as the short-term taxable income would increase and we would utilize net operating carryforwards prior to their expiration. See Note 1 to Notes to Unaudited Consolidated Financial Statements.

     Valuation of long-lived and intangible assets and goodwill

      Through December 31, 2001, we had assessed the impairment of long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we considered important which could have triggered an impairment review included the following:

•	significant underperformance relative to expected historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business;

•	significant negative industry or economic trends;

•	significant decline in our stock price for a sustained period; and

•	our market capitalization relative to net book value.

      Through that date, when we determined that the carrying value of long-lived assets and related goodwill may not have been recoverable based upon the existence of one or more of the above indicators of impairment, we measured any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model. Long-lived assets were $3,330.2 million including goodwill and other intangible assets of $1,240.2 million as of December 31, 2003. Long-lived assets included property and equipment, investment in the park partnerships and intangible assets.

      In 2002, Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” became effective and as a result, as of January 1, 2002, we ceased amortizing approximately $1.3 billion of goodwill. We had recorded approximately $57.3 million of goodwill amortization on these amounts during 2001 and would have recorded a comparable amount of amortization during 2002 and 2003. Had SFAS No. 142 been in effect during 2001, the net loss applicable to common stock for the year would have decreased to $27.3 million (or $0.31 per basic and diluted share). In lieu of amortization, we were required to perform an initial impairment review of our goodwill in 2002 and are required to perform an annual impairment review thereafter, which we do as of the end of each year, and more frequently upon the occurrence of certain events. To accomplish this, we identified our reporting units (North America and Europe) and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. We then determined the fair value of each reporting unit, compared it to the carrying amount of the reporting unit and compared the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill, both of which were measured as of the date of adoption. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Based on the foregoing, we determined that $61.1 million of goodwill associated with our European reporting unit was impaired and, during 2002, we recognized a transitional impairment loss in that amount as the cumulative effect of a change in accounting principle in our consolidated statements of operations. The loss was retroactively recorded in the first quarter of 2002, which was restated for this loss, in accordance with the requirements of SFAS No. 142. For 2003, we determined the fair value of our North American assets by using the discounted cash flow method, that is, we estimated cash flow applicable to our North American unit (after deducting estimated capital expenditures), applied a multiple to such amount based on the multiple inherent in our stock price, and discounted the result by an amount equal to our cost of capital. Based on the foregoing, no impairment was required for 2003. Our unamortized goodwill after impairment is $1,216.7 million at December 31, 2003.

      As described above, we evaluate the carrying value of our long-lived assets using a discounted cash flow analysis that combines current net results (on a cash basis) with the expected levels of future capital expenditures and then discounts the results, giving effect to the stock price multiple for the industry over a period of time. If revenues decrease without a corresponding decrease in operating expenses and capital expenditures, this would increase the likelihood of goodwill impairment. If valuations reflected in stock prices or theme park acquisitions decrease over time, this would also increase the likelihood of goodwill impairment. If revenues increase faster than operating expenses and capital expenditures, this would decrease the likelihood of goodwill impairment. We will perform our annual impairment review as of December 31, 2004. However, based upon the 2003 and 2004 performance trends, there is currently an increased likelihood of goodwill impairment at the time of our annual impairment review.

Results of Operations

      Summary data for the periods presented were as follows (in thousands, except per capita revenue):

	Years Ended December 31,			Percentage Changes

	2003	2002	2001	2003 v. 2002	2002 v. 2001

Total revenue	$1,048,643	$1,059,095	$1,075,989	(0.1)%	(1.6)%

Operating expenses	424,319	406,701	398,564	4.3	2.0
Selling, general and administrative	206,109	188,926	186,787	9.1	1.1
Non-cash compensation	101	9,256	8,616	(98.9)	7.4
Costs of products sold	83,938	85,942	86,723	(2.3)	(0.9)
Depreciation and amortization	145,453	137,881	189,845	5.5	(27.4)

Income from operations	188,723	230,389	205,454	(18.1)	12.1
Interest expense, net	213,311	228,109	223,834	(6.5)	1.9
Minority interest	35,997	36,760	39,056	(2.1)	(5.9)
Early repurchase of debt	27,592	29,895	13,756	(7.7)	117.3
Other income (expense)	2,445	6,000	4,639	(59.3)	29.3

Income (loss) from continuing operations before income taxes	(90,622)	(70,375)	(75,831)	28.8	(7.2)
Income tax expense	28,564	21,899	5,607	30.4	290.6

Income (loss) from continuing operations	$(62,058)	$(48,476)	$(70,224)	28.0%	(31.0)%

Other Data:
Attendance	34,649	34,963	37,805	(0.9)%	(7.5)%
Per capita revenue	$30.26	$30.29	$28.46	(0.1)	6.4

	Nine Months Ended
	September 30,
			Percentage
	2004	2003	Change

	(unaudited)
Total revenue	$928,633	$950,426	(2.3)%

Operating expenses	366,173	349,254	4.8
Selling, general and administrative	171,698	177,462	(3.3)
Non-cash compensation	482	76	534.2
Costs of products sold	79,061	75,978	4.1
Depreciation and amortization	111,289	106,453	4.5

Income from operations	199,930	241,203	(17.1)
Interest expense, net	(145,818)	(159,193)	(8.4)
Minority interest	(41,696)	(39,927)	4.4
Early repurchase of debt	(31,862)	(27,592)	15.5
Other income (expense)	(19,373)	(1,347)	1,338.2

Income (loss) from continuing operations before income taxes	(38,819)	13,144	(395.3)
Income tax expense	28,898	8,899	224.7

Income (loss) from continuing operations	$(67,717)	$4,245	(1,695.2)%

Other Data:
Attendance	29,745	31,146	(4.5)%
Per capita revenue	$31.22	$30.51	2.3

Nine months ended September 30, 2004 and 2003

      Revenue. Revenue in the first nine months of 2004 totaled $928.6 million compared to $950.4 million for the first nine months of 2003. The decrease in the 2004 period results from a 4.5% decrease in attendance offset in part by a 2.3% increase in per capita revenue. We believe that the attendance decline is largely attributable to adverse weather in several of our major markets and the effects of a challenging economic environment for our target audience.

      Operating expenses. Operating expenses for the first nine months of 2004 increased $16.9 million (4.8%) compared to expenses for the first nine months of 2003. The increase primarily reflects planned increases in salary and wage and fringe benefit expense (approximately $11.3 million) and repair and maintenance expenditures (approximately $5.3 million) as part of the implementation of our plan to enhance guest services generally.

      Selling, general and administrative; noncash compensation. Selling, general and administrative expenses for the first nine months of 2004 decreased $5.8 million (3.3%) compared to comparable expenses for the first nine months of 2003. The decrease primarily relates to a reduction in certain insurance expenses (approximately $4.4 million) and outside services (approximately $2.1 million).

      The $0.4 million increase in the 2004 period in non-cash compensation reflects the grant in January 2004 of 425,000 shares of restricted stock to our Chief Executive Officer and Chief Financial Officer pursuant to new employment agreements.

      Costs of products sold. Costs of products sold in the 2004 period increased $3.1 million (4.1%) compared to costs for the first nine months of 2003, reflecting the increased costs for food, merchandise and games inventories, as well as higher freight costs. As a percentage of theme park food, merchandise and other revenue, cost of products sold increased to 18.4% in the first nine months of 2004 compared to 17.7% in the prior year period.

      Depreciation and amortization. Depreciation and amortization expense for the first nine months of 2004 increased $4.8 million (4.5%) compared to the first nine months of 2003. The increase compared to the 2003 level was attributable to our on-going capital program.

      Interest expense, net of interest income; early repurchase of debt. Interest expense, net decreased $13.4 million (8.4%) compared to the first nine months of 2003, reflecting primarily lower debt levels. The expense in the first nine months of 2004 for early repurchase of debt reflects the redemption in January 2004 of our 2007 Notes from the proceeds of our 2014 Notes and the increase of our term loan, as well as the repayment of $248.3 million principal amount of debt from a portion of the proceeds of the sale in April 2004 of the discontinued operations. The expense in the comparable period of 2003 reflects the retirement of $401 million of our Senior Discount Notes in that period, principally from the proceeds of the issuance of our 2013 Notes. See Note 4 to Notes to Unaudited Consolidated Financial Statements.

      Minority interest. Minority interest reflects third party share of the operations of the parks that are not wholly-owned by us, Six Flags Over Georgia (including White Water Atlanta), Six Flags Over Texas and Six Flags Marine World. The increase in the 2004 period in the minority interest in earnings reflects the improved performance in that period at certain of the less than wholly-owned parks as compared to the prior-year period.

      Other expense. The increase in other expense in the 2004 period primarily reflects the $14.4 million write-off of the book value of our investment in the owner of the Madrid park we manage and related intangible assets. See Note 3 to Notes to Unaudited Consolidated Financial Statements.

      Income tax benefit. Income tax expense was $28.9 million for the first nine months of 2004 compared to an expense of $8.9 million for the first nine months of 2003. Income tax expense in the first nine months of 2004 was adversely affected by the valuation allowance applied to our U.S. net deferred tax assets during that period and income tax expense attributable to our Canadian and Mexican operations. See Note 1 to Notes to Unaudited Consolidated Financial Statements.

Years Ended December 31, 2003 and 2002

      Revenue. Revenue in 2003 totaled $1,048.6 million compared to $1,059.1 million for 2002. The 2003 performance reflects the inclusion of Six Flags New Orleans (which was acquired in August 2002) for the full year. Excluding the New Orleans park from both years, revenue decreased by $33.7 million (3.2%) in 2003, with attendance down by 3.4% and per capita revenues up by 0.2%.

      Operating expenses. Operating expenses for 2003 increased $17.6 million (4.3%) compared to expenses for 2002. Excluding the expenses at the New Orleans park from both years, operating expenses in 2003 increased $8.0 million (2.0%) as compared to the prior-year primarily reflecting increased wage expense and fringe benefit expense relating to pension and medical benefits and the impact of exchange rates.

      Selling, general and administrative; noncash compensation. Selling, general and administrative expenses for 2003 increased $17.2 million compared to comparable expenses for 2002. Excluding the expenses at the New Orleans park from both years, selling, general and administrative expenses in 2003 increased $12.8 million (6.8%) as compared to the prior year largely as a result of increased expenditures in advertising, insurance and real estate taxes and the impact of exchange rates. Noncash compensation in 2002 primarily reflects the final amortization of shares of restricted stock previously granted.

      Costs of products sold. Costs of products sold in 2003 decreased $2.0 million compared to costs for 2002, notwithstanding a small increase in theme park food, merchandise and other revenue in 2003. As a percentage of theme park food, merchandise and other revenue, costs of products sold were approximately 17.6% and 18.1%, respectively, in 2003 and 2002.

      Depreciation and amortization. Depreciation and amortization expense for 2003 increased $7.6 million compared to 2002. The increase compared to the 2002 level was attributable to additional expense associated with Six Flags New Orleans as well as our on-going capital program.

      Interest expense, net of interest income; early repurchase of debt. Interest expense, net decreased $14.8 million compared to 2002, reflecting lower cost of funds and the incurrence of additional interest expense in 2002 related to a new note issue, the proceeds of which were applied to retire other outstanding notes approximately 45 days after issuance of the new notes. Expenses relating to early repurchase of debt (which are now shown before giving effect to the related tax benefit and were formerly accounted for as an extraordinary loss and shown on a net basis) were $2.3 million less in 2003 than in the prior year. The expenses in both years reflect the refinancing of public debt. We refinance our public debt primarily to extend maturities.

      Minority interest. Minority interest reflects third party share of the operations of the parks that are not wholly-owned by us, Six Flags Over Georgia (including White Water Atlanta), Six Flags Over Texas and Six Flags Marine World. Cash distributions to our partners and joint venturer were $42.3 million in 2003 and $42.6 million in 2002.

      Income tax benefit. Income tax benefit was $28.6 million for 2003 compared to a $21.9 million benefit for 2002. The effective tax rate for 2003 and 2002 was 31.5% and 31.1%, respectively. The effective tax rate is impacted by the level of income or loss in each jurisdiction and each jurisdiction’s tax rate. In 2002, the tax rate was also negatively impacted by nondeductible compensation expense.

      At December 31, 2003, we estimated that we had approximately $1,131.3 million of net operating losses (“NOLs”) carryforwards for Federal income tax purposes. The NOLs are subject to review and potential disallowance by the Internal Revenue Service upon audit of our Federal income tax returns and those of our subsidiaries. In addition, the use of NOLs is subject to limitations on the amount of taxable income that can be offset with the NOLs. Some of the NOLs also are subject to a limitation as to which of the subsidiaries’ income the NOLs are permitted to offset. See Note 8 to our Notes to Consolidated Financial Statements included herein.

Years Ended December 31, 2002 and 2001

      Revenue. Revenue in 2002 totaled $1,059.1 million compared to $1,076.0 million for 2001, reflecting primarily a 7.5% decrease in attendance offset in part by a 6.4% increase in total per capita spending, reflecting growth both in admission per capita and in-park and other revenue per capita. The attendance shortfall was most pronounced at four parks, reflecting the impact of the difficult economy, particularly in group outings business, and other market specific performance issues. Excluding revenues at Six Flags New Orleans acquired on August 23, 2002, revenues in 2002 would have decreased $18.2 million (or 1.7%).

      Operating expenses. Operating expenses for 2002 increased $8.1 million (2.0%) compared to expenses for 2001. The increase resulted from the inclusion for the entire 2002 year of La Ronde, acquired in May 2001, as well as the inclusion in 2002 of expenses at Six Flags New Orleans subsequent to the August 23, 2002 acquisition of that park. Assuming that La Ronde had been owned for the entire 2001 year and excluding expenses at Six Flags New Orleans for 2002, operating expenses in 2002 would have decreased $1.6 million (0.4%) as compared to the pro forma prior year.

      Selling, general and administrative. Selling, general and administrative expenses for 2002 increased $2.1 million compared to comparable expenses for 2001. Assuming that La Ronde had been owned for the entire 2001 year and excluding expenses at Six Flags New Orleans for 2002, selling, general and administrative expenses in 2002 would have increased $0.6 million (0.3%) as compared to the pro forma prior year.

      Costs of products sold. Costs of products sold in 2002 decreased $0.8 million compared to costs for 2001, reflecting primarily the slight decrease in theme park food, merchandise and other revenue in 2002. As a percentage of theme park food, merchandise and other revenue, costs of products sold were approximately 18.1% in both years.

      Depreciation and amortization. Depreciation and amortization expense for 2002 decreased $52.0 million compared to 2001. The decrease compared to the 2001 level was attributable to the elimination of amortization of goodwill in 2002 (see “Critical Accounting Policies — Valuation of Long-lived and Intangible Assets and Goodwill” and Note 1 to our Notes to Consolidated Financial Statements included herein), offset in part by a $6.6 million increase in depreciation expense in 2002.

      Interest expense, net of interest income; early repurchase of debt. Interest expense, net increased $4.3 million compared to 2001. The increase compared to interest expense, net for 2001 resulted primarily from a decrease in 2002 in interest income compared to the prior year as well as the short-term effects of our February 2002 refinancing of $450.0 million of debt with the proceeds of our issuance of $480.0 million principal amount of 8  7/8% Senior Notes due 2010. Because the related redemption of the refinanced notes was not effected until April 1, 2002 (the earliest date the notes could be redeemed), interest expense on these notes continued to accrue through the end of the first quarter of 2002. The expense for early repurchase of debt reflects the refinancing of public debt in both years. We refinance our public debt primarily to extend maturities.

      Minority interest. Minority interest reflects third party share of the parks that are not wholly-owned, Six Flags Over Georgia (including White Water Atlanta), Six Flags Over Texas and Six Flags Marine World. Cash distributions to our partners and joint venturer were $42.6 million in 2002 and $43.8 million in 2001.

      Income tax benefit. Income tax benefit was $21.9 million for 2002 compared to a $5.6 million benefit for 2001. Prior to 2002, our effective tax rate was adversely affected by the result of permanent differences associated with goodwill amortization for financial purposes and the lesser amount of amortization that is deductible for tax purposes and by nondeductible compensation expense associated with conditional stock options and restricted stock grants.

Liquidity, Capital Commitments and Resources

     General

      Our principal sources of liquidity are cash generated from operations, funds from borrowings and existing cash on hand. Our principal uses of cash include the funding of working capital obligations, debt service, investments in parks (including capital projects and acquisitions), preferred stock dividends and payments to our partners in the Partnership Parks. We did not pay a dividend on our common stock during 2003, nor do we expect to pay such dividends in 2004 or 2005. We believe that, based on historical and anticipated operating results, cash flows from operations, available cash and available amounts under our credit agreement will be adequate to meet our future liquidity needs, including anticipated requirements for working capital, capital expenditures, scheduled debt and preferred stock requirements and obligations under arrangements relating to the Partnership Parks, for at least the next several years. Our current and future liquidity is, however, greatly dependent upon our operating results, which are driven largely by overall economic conditions and weather conditions, as well as the price and perceived quality of the entertainment experience at our parks. Our liquidity could also be adversely affected by accidents or the occurrence of an event or condition, including terrorist acts or threats, negative publicity or significant local competitive events, that significantly reduces paid attendance and, therefore, revenue at any of our theme parks. See “Risk Factors.” In that case, we might need to seek additional financing. In addition, we expect to refinance all or a portion of our existing debt on or prior to maturity and to seek additional financing. The degree to which we are leveraged could adversely affect our ability to obtain any new financing or to effect any such refinancing.

      The net proceeds to the Company from this offering are approximately $251.2 million. Prior to December 31, 2004, we intend to use net proceeds from this offering to repurchase a portion of our outstanding 2009 Notes and 2010 Notes, in open-market or privately negotiated transactions, tender offers or otherwise. In the event that we do not use the full amount of the net proceeds from this offering to repurchase 2009 Notes and 2010 Notes by December 31, 2004, we intend to use the remaining net proceeds from this offering to redeem 2009 Notes on February 1, 2005, at the applicable redemption premium of 104.750%, plus accrued and unpaid interest to the redemption date.

      As of September 30, 2004, together with our subsidiaries we had a combined total of approximately $2,120.8 million of indebtedness. After giving effect to this offering and the use of proceeds therefrom (as described in note 4 to the capitalization table contained in this prospectus supplement on page S-23), our indebtedness together with our subsidiaries, as of September 30, 2004, would have been approximately $2,141.9 million. In addition, as of September 30, 2004 and October 31, 2004, an additional $380.3 million and $380.9 million, respectively, was available for borrowing under the Credit Agreement. Based on interest rates at September 30, 2004 for floating rate debt and after giving effect to the interest rate swaps, annual cash interest payments for 2004 on the debt outstanding at September 30 will aggregate approximately $175.4 million (excluding interest payable on the notes, but including interest on the debt we expect to retire with the proceeds of this offering). In addition, the annual dividend requirements on our outstanding preferred stock total approximately $20.8 million, which we can, at our option, pay either in cash or shares of our common stock. We are required to redeem all of our outstanding preferred stock on August 15, 2009 (to the extent not previously converted into shares of our common stock) for cash at 100% of the liquidation preference ($287.5 million), plus accrued and unpaid dividends. We plan on spending approximately $130 million on capital expenditures for the 2005 season. At September 30, 2004, we had approximately $177.5 million of cash and $380.3 million available under our Credit Agreement, including the entire $300.0 million working capital revolver.

      Due to the seasonal nature of our business, we are largely dependent upon our $300.0 million working capital revolving credit portion of our Credit Agreement in order to fund off-season expenses. Our ability to borrow under the working capital revolver is dependent upon compliance with certain conditions, including financial ratios and the absence of any material adverse change. Although we are currently in compliance with all of these conditions, on November 5, 2004, we entered into an amendment to the Credit Agreement which relaxed the leverage ratio through 2006 and the fixed charge coverage ratio through 2007. If we were to become unable to borrow under the facility, we would likely be unable to pay our off-season obligations in full and may be unable to meet our repurchase obligations (if any) in respect of repurchases of partnership units in the partnership parks. The working capital facility expires in June 2008. The terms and availability of our Credit Agreement and other indebtedness would not be affected by a change in the ratings issued by rating agencies in respect of our indebtedness.

      During the year ended December 31, 2003, net cash provided by operating activities was $165.2 million. During the nine months ended September 30, 2004, net cash provided by operating activities was $114.7 million. Since our business is both seasonal and involves significant levels of cash transactions, factors impacting our net operating cash flows are the same as those impacting our cash-based revenues and expenses discussed above. Net cash used in investing activities in 2003 was $362.5 million. Excluding the purchase of $317.9 million of investments from the proceeds of the offering of the 9 5/8% Senior Notes due 2014 (the “2014 Notes”) pending the January 2004 redemption of the 9 3/4% Senior Notes due 2007 (the “2007 Notes”), investment activity consisted primarily of $99.4 million of capital expenditures, offset in part by the $75.1 million of previously restricted cash which under the applicable contract became unrestricted on April 1, 2003. Net cash provided by investing activities in the first nine months of 2004 was $560.5 million, consisting primarily of net proceeds from the sale of the discontinued operations and maturities of restricted use investments (representing the net proceeds from our December 2003 offering of the 2014 Notes, which had been held in escrow to fund a portion of the redemption in January 2004 of the 2007 Notes), offset in part by capital expenditures. Net cash used in financing activities in the first nine months of 2004 was $595.9 million, representing the repayment of $988.8 million of debt (including $422.6 million of the 2007 Notes, $76.6 million of the term loan portion of our Credit Agreement and $161.1 million of various series of our outstanding public debt), payment of preferred stock dividends and payment of debt issuance costs, offset in part by $411.0 million in borrowings under our Credit Agreement (including the $130.0 million expansion of our term loan).

     Long-term debt and preferred stock

      Our debt at September 30, 2004 included $1,446.4 million of fixed-rate senior notes, with staggered maturities ranging from 2009 to 2014, $653.3 million under the term loan portion of our Credit Agreement and $21.1 million of other indebtedness, including $15.8 million of indebtedness at Six Flags Over Texas and Six Flags Over Georgia. Except in certain circumstances, the public debt instruments do not require principal payments prior to maturity. Our Credit Agreement includes a $655.0 million term loan ($653.3 million of which was outstanding at September 30, 2004); a $100.0 million multicurrency reducing revolver facility (none of which was outstanding at September 30, 2004, and excluding outstanding letters of credit) and a $300.0 million working capital revolver (none of which was outstanding at that date). The working capital facility must be repaid in full for 30 consecutive days during each year and terminates on June 30, 2008. The multicurrency reducing revolving Credit Agreement, which permits optional prepayments and reborrowings, requires quarterly mandatory reductions in the initial commitment (together with repayments, to the extent that the outstanding borrowings thereunder would exceed the reduced commitment) of 2.5% of the committed amount thereof commencing on December 31, 2004, 5.0% commencing on March 31, 2006, 7.5% commencing on March 31, 2007 and 18.75% commencing on March 31, 2008 and this facility terminates on June 30, 2008. The term loan facility requires quarterly repayments of 0.25% of the outstanding amount thereof commencing on September 30, 2004 and 24.0% commencing on September 30, 2008. The term loan matures on June 30, 2009. Under the Credit Agreement, the maturity of the term loan will be shortened to (i) August 1, 2008, if prior to such dates we do not repay or refinance the $349.0 million principal amount of our 2009 Notes or (ii) December 31, 2008, if prior to such date our outstanding preferred stock is not redeemed or converted into common stock. All of our outstanding preferred stock ($287.5 million liquidation preference) must be redeemed on August 15, 2009 (to the extent not previously converted into common stock). See Notes 2 and 4 to our Notes to Unaudited Consolidated Financial Statements included herein for additional information regarding our indebtedness and preferred stock.

      From March 31, 2004 through September 30, 2004, we have prepaid $75.0 million of the term loan and prepaid or retired an additional $173.3 million of other debt from proceeds of the sales of the discontinued operations.

     Partnership park obligations

      In connection with our 1998 acquisition of the former Six Flags, we guaranteed certain obligations relating to Six Flags Over Georgia and Six Flags Over Texas. These obligations continue until 2026, in the case of the Georgia park and 2027, in the case of the Texas park. Among such obligations are (i) minimum annual distributions (including rent) of approximately $53.2 million in 2004 (subject to cost of living adjustments in subsequent years) to partners in these two Partnerships Parks (of which we will be entitled to receive in 2004 approximately $17.1 million based on our present ownership of 25% of the Georgia partnership and 37% of the Texas partnership), (ii) minimum capital expenditures at each park during rolling five-year periods based generally on 6% of park revenues, and (iii) an annual offer to purchase a maximum number of 5% per year (accumulating to the extent not purchased in any given year) of limited partnership units at specified prices.

      We plan on making approximately $3.0 million of capital expenditures at these parks for the 2005 season, an amount in excess of the minimum required expenditure. We were not required to purchase any units in the 2004 offer to purchase. Because we have not been required since 1998 to purchase a material amount of units, our maximum unit purchase obligation for both parks in 2005 is an aggregate of approximately $215.5 million, representing approximately 40.0% of the outstanding units of the Georgia park and 31.1% of the outstanding units of the Texas park. The annual incremental unit purchase obligation (without taking into account accumulation from prior years) aggregates approximately $31.0 million for both parks based on current purchase prices. As we purchase additional units, we are entitled to a proportionate increase in our share of the minimum annual distributions.

      Cash flows from operations at these Partnership Parks will be used to satisfy the annual distribution and capital expenditure requirements, before any funds are required from us. The two partnerships generated approximately $63.2 million of aggregate net cash provided by operating activities during 2003. As of the date of this prospectus supplement, we had total loans outstanding of $120.3 million to the partnerships that own these parks, primarily to fund the acquisition of Six Flags White Water Atlanta and to make capital improvements.

     Other obligations

      In addition to the debt, preferred stock, lease obligations applicable to several of our parks and our commitments to the partnerships that own Six Flags Over Texas and Six Flags Over Georgia discussed above, our contractual commitments include commitments for license fees to Warner Bros. and commitments relating to capital expenditures. License fees to Warner Bros. for our domestic parks aggregate $2.5 million annually through May, 2005. Effective June 1, 2005, the license fee is payable based upon the number of domestic parks utilizing the licensed characters. Based on current usage, the annual fee will increase to approximately $4.0 million at that time. In addition to the licensee fee, we also pay a royalty fee on merchandise sold using the licensed characters, generally equal to 12% of the cost of the merchandise.

      Although we are contractually committed to make approximately $25 million of capital expenditures at one park over the next several years, the vast majority of our capital expenditures in 2005 and beyond will be made on a discretionary basis. We plan on spending approximately $130 million on capital expenditures for the 2005 season.

      During the three years ended December 31, 2003, insurance premiums and self-insurance retention levels increased substantially. However, as compared to the prior policies, the current policies, which expire in October 2005 (liability insurance and property insurance), cover substantially the same risks (neither property insurance policy covered terrorist activities), do not generally require higher aggregate premiums and do not have substantially larger self-insurance retentions (liability insurance retentions increased from $2.0 million to $2.5 million per occurrence and workers’ compensation retentions increased from $500,000 to $750,000). We cannot predict the level of the premiums that we may be required to pay for subsequent insurance coverage, the level of any self-insurance retention applicable thereto, the level of aggregate coverage available or the availability of coverage for specific risks, such as terrorism.

      We expect to make contributions of approximately $9.5 million in 2005 in respect of our pension and 401(k) plans.

      We may from time to time seek to retire our outstanding debt through cash purchases and/or exchanges for equity securities, in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on the prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Market Risks and Sensitivity Analyses

      Like other global companies, we are exposed to market risks relating to fluctuations in interest rates and currency exchange rates. The objective of our financial risk management is to minimize the negative impact of interest rate and foreign currency exchange rate fluctuations on our operations, cash flows and equity. We do not acquire market risk sensitive instruments for trading purposes.

      We are party to three interest rate swap agreements that for the term of the applicable agreements (ranging from March 2005 to June 2005) effectively convert $600.0 million of our $655.0 million term loan into a fixed rate obligation. Our term loan borrowings bear interest at 2.50% above the LIBOR rate. Our interest rate swap agreements effectively “lock-in” the LIBOR component at rates ranging from 2.065% to 3.50% and average 3.01%. The counterparties to these agreements are major financial institutions, which minimizes the credit risk.

Interest Rate and Debt Sensitivity Analysis

      The following analysis presents the sensitivity of the market value, operations and cash flows of our market-risk financial instruments to hypothetical changes in interest rates as if these changes occurred at December 31, 2003. The range of changes chosen for this analysis reflect our view of changes which are reasonably possible over a one-year period. Market values are the present values of projected future cash flows based on the interest rate assumptions. These forward looking disclosures are selective in nature and only address the potential impacts from financial instruments. They do not include other potential effects which could impact our business as a result of these changes in interest and exchange rates.

      At December 31, 2003 and after giving effect to the $130.0 million increase in our term loan and the redemption of our 2007 Notes, each occurring in January 2004, we had total debt of $2,393.8 million, of which $1,638.7 million represents fixed-rate debt and the balance represents floating-rate debt. Of the floating-rate debt, $616.6 million principal amount is subject to interest rate swap agreements. For fixed-rate debt, interest rate changes affect the fair market value but do not impact book value, operations or cash flows. Conversely, for floating-rate debt, interest rate changes generally do not affect the fair market value but do impact future operations and cash flows, assuming other factors remain constant.

      Additionally, increases and decreases in interest rates impact the fair value of the interest rate swap agreements. A decrease in thirty and ninety-day LIBOR interest rates increases the fair value liability of the interest rate swap agreements. However, over the term of the interest rate swap agreements, the economic effect of changes in interest rates is fixed as we will pay a fixed amount and are not subject to changes in interest rates.

      Assuming other variables remain constant (such as foreign exchange rates and debt levels), after giving effect to our interest rate swap agreements and assuming an average annual balance on our working capital revolver, the pre-tax operations and cash flows impact resulting from a one percentage point increase in interest rates would be less than $2.2 million.

Recently Issued Accounting Pronouncements

      In April 2002, the FASB issued Statement No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” The statement updated, clarified and simplified existing accounting pronouncements. As it relates to us, the statement eliminated the extraordinary loss classification on early debt extinguishments. Instead, the premiums and other costs associated with the early extinguishment of debt are now reflected in pre-tax results similar to other debt-related expenses, such as interest expense and amortization of issuance costs. The statement became effective on January 1, 2003 in our case. Upon adoption, we reclassified the losses incurred in prior periods ($29.9 million, with a related benefit of $11.4 million in 2002 and $13.8 million, with a related tax benefit of $5.2 million in 2001) as pretax items. The adoption of this statement did not modify or adjust net loss for any period and did not impact our compliance with various debt covenants.

      In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 which was subsequently reissued in December 2003 as Interpretation No. 46 — Revised (FIN 46).” FIN 46 requires a company to consolidate a variable interest entity if the company has a variable interest (or combination of variable interests) that will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both. A direct or indirect ability to make decisions that significantly affect the results of the activities of a variable interest entity is a strong indication that a company has one or both of the characteristics that would require consolidation of the variable interest entity. FIN 46 also requires additional disclosures regarding variable interest entities. We adopted FIN 46 during the fourth quarter of 2003. As a result, the results of Six Flags Over Georgia, Six Flags Over Texas, Six Flags Marine World and Six Flags White Water Atlanta, which were previously accounted for by the equity method, are now reflected as consolidated subsidiaries. The 2002 and 2001 consolidated financial statements have been restated to consolidate these entities in order to enhance the comparability to the 2003 presentation. See Notes 1(t), 4 and 12 to our Notes to Consolidated Financial Statements included herein which discuss the Partnership Parks.

BUSINESS

General

      We are the largest regional theme park operator in the world. The 30 parks we operate are expected to have attendance of approximately 33.2 million in 2004. These parks include 14 of the 50 most highly attended theme parks in North America and the largest paid admission theme park in Mexico. Our theme parks serve nine of the 10 largest metropolitan areas in the United States. We estimate that approximately two-thirds of the population of the continental United States live within a 150-mile radius of one of our parks.

      The following table sets forth certain information concerning our parks:

Name	Type of Park	Primary Market

Six Flags America	Theme/Water	Baltimore/Washington, D.C.
Six Flags AstroWorld and Water World	Theme/Water	Houston
Six Flags Darien Lake	Theme/Water	Buffalo/Rochester
Six Flags Elitch Gardens	Theme/Water	Denver
Six Flags Fiesta Texas	Theme/Water	San Antonio
Six Flags Great Adventure	Theme	New York City/Philadelphia
Six Flags Hurricane Harbor	Water	New York City/Philadelphia
Six Flags Wild Safari Animal Park	Wildlife	New York City/Philadelphia
Six Flags Great America	Theme	Chicago/Milwaukee
Six Flags Kentucky Kingdom	Theme/Water	Louisville
Six Flags Magic Mountain	Theme	Los Angeles
Six Flags Hurricane Harbor	Water	Los Angeles
Six Flags Marine World(1)	Theme/Wildlife	San Francisco
Six Flags Mexico	Theme	Mexico City
Six Flags New England	Theme/Water	New England/Boston
Six Flags New Orleans	Theme	New Orleans
Six Flags St. Louis	Theme/Water	St. Louis
Six Flags Over Georgia(1)	Theme	Atlanta
Six Flags Over Texas(1)	Theme	Dallas/Fort Worth
Six Flags Hurricane Harbor	Water	Dallas/Fort Worth
Six Flags White Water Atlanta(1)	Water	Atlanta
Enchanted Village	Water/Children	Seattle/Tacoma
Frontier City	Theme	Oklahoma City
La Ronde	Theme	Montreal
The Great Escape	Theme/Water	Lake George/Albany, New York
Splashtown	Water	Houston
Waterworld USA/ Concord	Water	San Francisco
Waterworld USA/ Sacramento	Water	Sacramento
White Water Bay	Water	Oklahoma City
Wyandot Lake	Water	Columbus, Ohio

(1)	We operate but do not wholly own this park.

      In 1998, we acquired the former Six Flags, which had operated regional theme parks under the Six Flags name for nearly forty years and established a nationally recognized brand name. We have worldwide ownership of the “Six Flags” brand name. To capitalize on this name recognition, since the commencement of the 1998 season, we have rebranded nine of our parks as “Six Flags” parks.

      We hold exclusive long-term licenses for theme park usage throughout the United States (except the Las Vegas metropolitan area), Canada, Europe and Latin and South America (including Mexico) of a number of Warner Bros. and DC Comics characters. These characters include Bugs Bunny, Daffy Duck, Tweety Bird, Yosemite Sam, Batman, Superman and others. In addition, our European and Latin and South American licenses with Warner Bros. include the Hanna-Barbera and Cartoon Network characters, including Yogi Bear, Scooby-Doo, Flintstones and others. We use these characters to market our parks and to provide an enhanced family entertainment experience. Our licenses include the right to sell merchandise featuring the characters at the parks, and to use the characters in our advertising, as walk-around characters and in theming for rides, attractions and retail outlets. We believe using these characters promotes increased attendance, supports higher ticket prices, increases lengths-of-stay and enhances in-park spending.

      Our parks are located in geographically diverse markets across North America. Our theme parks offer a complete family-oriented entertainment experience. Our theme parks generally offer a broad selection of state-of-the-art and traditional “thrill rides,” water attractions, themed areas, concerts and shows, restaurants, game venues and merchandise outlets. In the aggregate, our theme parks offer more than 1,150 rides, including over 150 roller coasters, making us the leading provider of “thrill rides” in the industry.

      We believe that our parks benefit from limited direct competition, since the combination of a limited supply of real estate appropriate for theme park development, high initial capital investment, long development lead-time and zoning restrictions provides each of our parks with a significant degree of protection from competitive new theme park openings. Based on our knowledge of the development of other theme parks in the United States, we estimate that it would cost at least $200 million and would take a minimum of two years to construct a new regional theme park comparable to one of our Six Flags theme parks.

Strategy

      Our strategy for achieving continued growth includes pursuing growth at our existing parks and expanding our parks.

     Pursuing Growth at Our Existing Parks

      We believe there are substantial opportunities for growth at our parks. We seek to increase revenue by increasing attendance and per capita spending, while also maintaining strict control of operating expenses. This approach is designed to exploit the operating leverage inherent in the theme park business. Once parks achieve certain critical attendance levels, operating cash flow margins increase because revenue growth through incremental attendance gains and increased in-park spending is not offset by a comparable increase in operating expenses, because a large portion of such expenses is relatively fixed during any given year. The primary elements of our strategy include:

•	Adding rides and attractions and improving overall park quality. We regularly make investments in the introduction of new rides and attractions at our parks. We believe that the introduction of marketable rides is an important factor in promoting our parks in order to increase market penetration and encourage longer visits, which lead to increased attendance and sales of food and merchandise. Once a park reaches an appropriate level of attractions for its market size, we generally will add new marketable attractions at that park only every two to four years.

•	Enhancing marketing and sponsorship programs. Our parks have benefitted from professional, creative marketing programs which emphasize our rides and attractions, breadth of available entertainment and value provided by each park. We have also implemented marketing programs that emphasize the Six Flags brand name, as well as the characters licensed from Warner Bros. and DC Comics and have successfully attracted well known sponsorship and promotional partners, such as Coca-Cola, Kodak, Nestlé, Sherwin-Williams, Hawaiian Tropic and various supermarket chains. We believe that our increased number of parks and annual attendance will enable us to expand and enhance our sponsorship and promotional programs.

•	Adding the Six Flags brand name and the characters licensed from Warner Bros. and DC Comics at selected parks. Since our Six Flags acquisition in 1998, we have added the “Six Flags” brand to nine of our parks. The rebranded parks have generally achieved attendance, revenue and per capita spending growth following the rebranding. We believe that this growth reflects significant gains in market penetration and geographic market expansion, as well as increased per capita spending, following rebranding. We have coupled the introduction of the “Six Flags” brand with aggressive marketing campaigns featuring the animated characters licensed from Warner Bros. and DC Comics and targeted capital investment in new rides and attractions. Further, a component of our acquisition strategy is to identify parks which we believe can also gain market penetration and geographic market expansion following our acquisition.

•	Increasing group sales, season passes and other pre-sold tickets. Group sales and pre-sold tickets provide us with a consistent and stable base of attendance, representing approximately 33.4% of aggregate attendance at the parks owned or operated by us during the nine months ended September 30, 2004. In addition, approximately 24.0% of our guests at those parks utilized season passes. We intend to continue emphasizing group sales and pre-sold ticket programs in our sales efforts and will establish aggressive new programs at any parks we acquire in the future where appropriate.

•	Using ticket pricing strategies to maximize ticket revenues and park utilization. We regularly review our ticket price levels and ticket category mix in order to capitalize on opportunities to implement selective price increases. We believe that opportunities exist to implement marginal ticket price increases without significant reductions in attendance levels. Such increases have been implemented successfully on a park-by-park basis in connection with the introduction of major new attractions or rides. In addition, we offer discounts on season, multi-visit and group tickets, as well as discounts on tickets for specific periods, in order to increase attendance at less popular times, such as weekdays and evenings.

•	Adding and enhancing restaurants and merchandise and other revenue outlets. We also seek to increase in-park spending by adding well-themed restaurants, remodeling and updating existing restaurants and adding and upgrading merchandise outlets and games areas. We have successfully increased spending on food and beverages by introducing well-recognized local and national brands, such as Domino’s, Subway, KFC, Nathan’s Hot Dogs and Ben & Jerry’s. Typically, we operate these revenue outlets and we are often the franchisee.

•	Adding special events. We have also developed a variety of off-season special events designed to increase attendance and revenue prior to Memorial Day and after Labor Day. Examples include Hallowscream and Fright Fest®, Halloween events in which parks are transformed with supernatural theming, scary rides and haunting shows; Oktoberfest, in which traditional German food, theming, music and entertainment are presented at the parks; and Holiday in the Park®, a winter holiday event, in which two parks are transformed with winter and holiday theming.

     Expanding Our Parks

      We have expanded several of our parks by adding complementary attractions, such as campgrounds, lodging facilities and water parks, in order to increase attendance and per capita spending. For example, we added a water park to Six Flags St. Louis for the 1999 season and to Six Flags Great Adventure for the 2000 season. For the 2005 season we will be debuting a new water park at Six Flags Great America. We own a significant amount of undeveloped land adjacent to several of our parks, which is suitable for development.

Marketing and Promotion

      We attract visitors through national and local multi-media marketing and promotional programs for each of our parks. The national programs are designed to market and enhance the Six Flags brand name. Local programs are tailored to address the different characteristics of their respective markets and to maximize the impact of specific park attractions and product introductions. All marketing and promotional programs are updated or completely changed each year to address new developments. Marketing programs are supervised by our Senior Vice President for Marketing, with the assistance of our senior management and a national advertising agency.

      We also develop partnership relationships with well-known national and regional consumer goods companies and retailers to supplement our advertising efforts and to provide attendance incentives in the form of discounts and/or premiums. In addition, we arrange for popular local radio and television programs to be filmed or broadcast live from our parks.

      Group sales and pre-sold tickets provide us with a relatively consistent and stable base of attendance, representing approximately 33.4% of aggregate attendance at the parks which we owned or operated during the nine months ended September 30, 2004. Each park has a group sales and pre-sold ticket manager and a sales staff dedicated to selling multiple group sales and pre-sold ticket programs through a variety of methods, including direct mail, telemarketing and personal sales calls.

      We have also developed effective programs for marketing season pass tickets. Season pass sales establish a solid attendance base in advance of the season, thus reducing exposure to inclement weather. Additionally, season pass holders often bring paying guests and generate “word-of-mouth” advertising for the parks. During the nine months ended September 30, 2004, season pass attendance constituted approximately 24.0% of total attendance at parks we owned or operated during that season.

      A significant portion of our attendance is attributable to the sale of discount admission tickets. We offer discounts on season and multi-visit tickets, tickets for specific dates and tickets to affiliated groups such as businesses, schools and religious, fraternal and similar organizations. The increased in-park spending which results from such attendance is not offset by incremental operating expenses, because such expenses are relatively fixed during the operating season.

      We also implement promotional programs as a means of targeting specific market segments and geographic locations not generally reached through group or retail sales efforts. The promotional programs utilize coupons, sweepstakes, reward incentives and rebates to attract additional visitors. These programs are implemented through direct mail, telemarketing, direct response media, sponsorship marketing and targeted multi-media programs. The special promotional offers are usually for a limited time and offer a reduced admission price or provide some additional incentive to purchase a ticket, such as combination tickets with a complementary location.

Licenses

      We have the exclusive right on a long-term basis to theme park usage of the Warner Bros. and DC Comics animated characters throughout the United States (except for the Las Vegas metropolitan area), Canada, Mexico, Europe and Latin and South America. In particular, our license agreements entitle us to use, subject to customary approval rights of Warner Bros., and in limited circumstances, approval rights of certain third parties, all animated cartoon and comic book characters that Warner Bros. and DC Comics have the right to license, including Batman, Superman, Bugs Bunny, Daffy Duck, Tweety Bird and Yosemite Sam, and include the right to sell merchandise using the characters. In addition, the Cartoon Network and Hanna-Barbera characters including Yogi Bear, Scooby-Doo and Flintstones are available for our use at theme parks throughout Europe and in Mexico and Latin and South America. In addition to basic license fees, we are required to pay a royalty fee on merchandise manufactured by or for us and sold that uses the licensed characters. Warner Bros. has the right to terminate the license agreements under certain circumstances including if any persons involved in the movie or television industries obtain control of us and upon a default under the subordinated indemnity agreement between us and Time Warner Inc. entered into in connection with our acquisition of the former Six Flags.

Park Operations

      We currently operate in geographically diverse markets in North America. Each of our parks is operated to the extent practicable as a separate operating division of Six Flags in order to maximize local marketing opportunities and to provide flexibility in meeting local needs. Each park is managed by a general manager who reports to one of our regional Executive Vice Presidents (each of whom reports to our Chief Executive Officer). The general manager is responsible for all operations and management of the individual park. We also have an Executive Vice President responsible for retail and in-park spending at all of our parks. Local advertising, ticket sales, community relations and hiring and training of personnel are the responsibility of individual park management in coordination with corporate support teams.

      Each of our parks is managed by a full-time, on-site management team under the direction of the general manager. Each such management team includes senior personnel responsible for operations and maintenance, marketing and promotion, human resources, finance and merchandising. Park management compensation structures are designed to provide incentives (including stock options and cash bonuses) for individual park managers to execute our strategy and to maximize revenues and operating cash flow.

      Our parks are generally open daily from Memorial Day through Labor Day. In addition, most of our parks are open during weekends prior to and following their daily seasons, often in conjunction with themed events (such as Hallowscream, Fright Fest®, Oktoberfest and Holiday in the Park®). Due to their location, certain parks have longer operating seasons. Typically, the parks charge a basic daily admission price, which allows unlimited use of all rides and attractions, although in certain cases special rides and attractions require the payment of an additional fee.

Capital Improvements

      We regularly make capital investments in the introduction of new rides and attractions at our parks. We purchase both new and used rides and attractions. In addition, we rotate rides among parks to provide fresh attractions. We believe that the introduction of new rides and attractions is an important factor in promoting each of the parks in order to achieve market penetration and encourage longer visits, which lead to increased attendance and in-park spending. In addition, we generally add theming to acquired parks and enhance the theming and landscaping of our existing parks in order to provide a complete family oriented entertainment experience. Capital expenditures are planned on a seasonal basis with most expenditures made during the off-season. Expenditures for materials and services associated with maintaining assets, such as painting and inspecting rides, are expensed as incurred and therefore are not included in capital expenditures.

      Our level of capital expenditures is directly related to the optimum mix of rides and attractions given park attendance and market penetration. These targeted expenditures are intended to drive attendance growth at the parks and to provide an appropriate complement of entertainment value, depending on the size of a particular market. As an individual park begins to reach an appropriate attendance penetration for its market, management generally plans a new ride or attraction every two to four years in order to enhance the park’s entertainment product.

Maintenance and Inspection

      Our rides are inspected daily by maintenance personnel during the operating season. These inspections include safety checks, as well as regular maintenance and are made through both visual inspection of the ride and test operation. Our senior management and the individual park personnel evaluate the risk aspects of each park’s operation. Potential risks to employees and staff as well as to the public are evaluated. Contingency plans for potential emergency situations have been developed for each facility. During the off-season, maintenance personnel examine the rides and repair, refurbish and rebuild them where necessary. This process includes x-raying and magnafluxing (a further examination for minute cracks and defects) steel portions of certain rides at high-stress points. We have approximately 970 full-time employees who devote substantially all of their time to maintaining the parks and their rides and attractions.

      In addition to our maintenance and inspection procedures, our liability insurance carrier performs an annual inspection of each park and all attractions and related maintenance procedures. The results of insurance inspections are written evaluation and inspection reports, as well as written suggestions on various aspects of park operations. In certain states, state inspectors also conduct annual ride inspections before the beginning of each season. Sections of each park are subject to inspections by local fire marshals and health and building department officials. Furthermore, we use Ellis & Associates as water safety consultants at our parks in order to train life guards and audit safety procedures.

Insurance

      We maintain insurance of the type and in amounts that we believe are commercially reasonable and that are available to businesses in our industry. We maintain multi-layered general liability policies that provide for excess liability coverage of up to $100.0 million per occurrence. For incidents arising after November 15, 2003, our self-insured retention is generally $2.5 million per occurrence ($2.0 million per occurrence for the twelve months ended on that date and $1.0 million per occurrence for the twelve months ended November 15, 2002) for our parks. Our self-insured retention after November 15, 2003 is $0.75 million for workers’ compensation claims ($0.5 million for the two prior years). For most incidents prior to November 15, 2001, our policies did not provide for a self-insured retention. We also maintain fire and extended coverage, workers’ compensation, business interruption and other forms of insurance typical to businesses in this industry. The fire and extended coverage policies insure our real and personal properties (other than land) against physical damage resulting from a variety of hazards. Since October 1, 2002, our property insurance policies (which includes business interruption insurance) have not covered risks related to terrorist activities. During 2001 and 2002 the premiums payable with respect to our insurance increased significantly. Our property insurance and liability insurance policies expire in October 2005.

Competition

      Our parks compete directly with other theme parks, water and amusement parks and indirectly with all other types of recreational facilities and forms of entertainment within their market areas, including movies, sports attractions and vacation travel. Accordingly, our business is and will continue to be subject to factors affecting the recreation and leisure time industries generally, such as general economic conditions and changes in discretionary consumer spending habits. Within each park’s regional market area, the principal factors affecting competition include location, price, the uniqueness and perceived quality of the rides and attractions in a particular park, the atmosphere and cleanliness of a park and the quality of its food and entertainment. We believe our parks generally feature a sufficient variety of rides and attractions, restaurants, merchandise outlets and family orientation to enable them to compete effectively.

Seasonality

      Our operations are highly seasonal, with more than 85% of park attendance occurring in the second and third calendar quarters of each year and the most active period falling between Memorial Day and Labor Day. More than 85% of our revenues are earned in the second and third quarters of each year.

Environmental and Other Regulations

      Our operations are subject to federal, state and local environmental laws and regulations including laws and regulations governing water discharges, air emissions, soil and groundwater contamination, the maintenance of underground and above-ground storage tanks and the disposal of waste and hazardous materials. In addition, our operations are subject to other local, state and federal governmental regulations including, without limitation, labor, health, safety, zoning and land use and minimum wage regulations applicable to theme park operations, and local and state regulations applicable to restaurant operations at each park. We believe that we are in substantial compliance with applicable environmental and other laws and regulations.

      In addition, portions of the undeveloped areas at certain of our parks are classified as wetlands. Accordingly, we may need to obtain governmental permits and other approvals prior to conducting development activities that affect these areas, and future development may be prohibited in some or all of these areas.

Employees

      We employ approximately 2,500 full-time employees, and we employed approximately 33,500 seasonal employees during the 2004 operating season. In this regard, we compete with other local employers for qualified student and other candidates on a season-by-season basis. As part of the seasonal employment program, we employ a significant number of teenagers, which subjects us to child labor laws.

      Approximately 13.9% of our full-time and approximately 9.7% of our seasonal employees are subject to labor agreements with local chapters of national unions. These labor agreements expire in January 2006 (Six Flags Over Texas), December 2004 (Six Flags Over Georgia), December 2005 (Six Flags Great Adventure and Six Flags Magic Mountain), January 2006 (Six Flags St. Louis) and December 31, 2004 through December 31, 2007 (La Ronde). Other than a strike at La Ronde involving five employees from November 2003 to January 2004, we have not experienced any strikes or work stoppages by our employees, and we consider our employee relations to be good.

Legal Proceedings

      The nature of the industry in which we operate tends to expose us to claims by visitors, generally for injuries. Historically, the great majority of these claims have been minor. Although we believe that we are adequately insured against visitors’ claims, if we become subject to damages that cannot by law be insured against, such as punitive damages or certain intentional misconduct by employees, there may be a material adverse effect on our operations.

      In October 2004, our settlement of a purported class action litigation in the California Superior Court for Los Angeles County became effective. The plaintiffs in the litigation had alleged that security and other practices at our parks in Valencia, California, discriminated against visitors on the basis of race, color, ethnicity, national origin and/or physical appearance, and had asserted claims under California statutes and common law. Under the terms of the settlement, we paid $5.6 million into a settlement fund, provided 7,000 free tickets to the Valencia park, and accepted certain injunctive relief, in exchange for a complete, class-wide release of all claims within the scope of the master complaint, other than claims by 16 individuals who requested exclusion from the class. We have received a payment of $1.5 million from one of the two applicable insurance companies. We have commenced legal action against the other insurer.

      On May 2, 2004, a fatality occurred on a roller coaster at Six Flags New England, and on September 1, 2004 a lawsuit was commenced against us and the ride manufacturer on behalf of the decedent’s estate and members of his immediate family. The park is covered by our multi-layered general liability insurance coverage of up to $100.0 million per occurrence, with a $2.5 million self-insurance retention. At this time we do not believe that the impact of this incident, including the resulting lawsuit, will have a material adverse effect on our consolidated financial position, operations or liquidity.

MANAGEMENT

Directors and Executive Officers

      The following table sets forth certain information with respect to our directors and executive officers.

NAME	AGE	POSITION WITH COMPANY

Kieran E. Burke	47	Chairman and Chief Executive Officer; Director
James F. Dannhauser	52	Chief Financial Officer; Director
John E. Bement	52	Executive Vice President
Hue W. Eichelberger	46	Executive Vice President
Thomas J. Iven	46	Executive Vice President
John Odum	47	Executive Vice President
Charles Salemi	40	Senior Vice President of Marketing
Brian Jenkins	42	Senior Vice President of Finance
Walter S. Hawrylak	57	Senior Vice President and Secretary
James M. Coughlin	53	General Counsel
Paul A. Biddelman	58	Director
Michael E. Gellert	73	Director
Francois Letaconnoux	53	Director
Robert J. McGuire	67	Director
Stanley S. Shuman	69	Director

      KIERAN E. BURKE has served as our Chief Executive Officer and a Director of our company since October 1989 and Chairman of the Board since June 1994. Commencing in June 2004, he also became President and Chief Operating Officer. From 1989 through June 1994, he was also President of our company. Mr. Burke was an investment banker prior to becoming our President.

      JAMES F. DANNHAUSER became our Chief Financial Officer in October 1995 and has served as a Director of our company since December 1992. From 1990 through June 1996, Mr. Dannhauser was a managing director of Lepercq de Neuflize & Co. Incorporated, an investment banking firm. Mr. Dannhauser is a member of the board of directors of Lepercq and of MeriStar Hospitality Corporation.

      JOHN E. BEMENT has served as an Executive Vice President of our company since May 1998. From January 1993 to May 1998, Mr. Bement was the General Manager at Six Flags Over Georgia.

      HUE W. EICHELBERGER has served as an Executive Vice President of our company since 1996. Prior to that time, he served as General Manager of Adventure World (now Six Flags America) since 1992.

      THOMAS J. IVEN has served as an Executive Vice President of our company since November 2000 and before that had been General Manager of Six Flags St. Louis since August 1998. From 1996 to August 1998, Mr. Iven was Regional Director of Retail Operations of the Six Flags Texas region. From 1992 to 1996, Mr. Iven served as Vice President of Retail Operations at Six Flags Over Texas.

      JOHN ODUM has served as an Executive Vice President of our company since November 2003 and before that had been General Manager of Six Flags Over Georgia since 2000. From 1998 to 2000, Mr. Odum served as General Manager of Six Flags Fiesta Texas and from 1996 to 1998 he served as General Manager of Six Flags St. Louis.

      CHARLES SALEMI has served as our Senior Vice President of Marketing since September 2001. Prior to that time, he served as our Regional Vice President of Marketing for the Eastern Region of North America. Mr. Salemi started with our company in 1997 as the Director of Marketing for Six Flags Great America and Six Flags St. Louis. Prior to that time, Mr. Salemi worked in marketing for Ogden Entertainment Services and Ringling Bros. and Barnum and Bailey Circus.

      BRIAN JENKINS has served as our Senior Vice President of Finance since April 2000 and before that as our Vice President of Finance since April 1998. Prior to that time, Mr. Jenkins served as Regional Vice President of Finance for the former Six Flags from 1996 to 1998. Prior to joining the former Six Flags, Mr. Jenkins served in various financial positions with FoxMeyer Health Corporation from 1990 to 1996, most recently as Vice President of Business Development and Corporate Planning.

      WALTER S. HAWRYLAK has served as our Senior Vice President since June 2002 and as our Secretary since June 2001 and before that as Vice President since June 2000. Prior to that time, Mr. Hawrylak served as our Director of Administration since September 1999. From May 1997 to September 1999, Mr. Hawrylak was Executive Vice President and Chief Financial Officer of Entercitement, from October 1995 to May 1997 he served as Vice President and Chief Financial Officer of Callaway Gardens and from March 1994 to October 1995 he served as Vice President and Chief Financial Officer of Universal Studios Hollywood.

      JAMES M. COUGHLIN has served as our General Counsel since May 1998. Prior to that time, Mr. Coughlin was a partner at the law firm of Baer Marks & Upham LLP since 1991.

      PAUL A. BIDDELMAN has served as a Director of our company since December 1992. Since December 1997, Mr. Biddelman has been president of Hanseatic Corporation, a private investment company. Prior to that time, he was treasurer of Hanseatic for more than five years. Mr. Biddelman also serves as a director of Insituform Technologies, Inc., Celadon Group, Inc., SystemOne Technologies Inc. and Star Gas Partners, L.P.

      MICHAEL E. GELLERT has served as a Director of our company since March 1989. He previously served as a Director of our company and as a Trustee of Tierco, a Massachusetts business trust and the predecessor of our company, from 1979 until 1986. From June 1989 through June 1994, he also served as the Chairman of the Board of our company. Mr. Gellert is a general partner of Windcrest Partners, a private investment partnership. Mr. Gellert also serves as a director of Devon Energy Corp., High Speed Access Corp., Humana Inc., Seacor Smit Inc., Smith Barney World Funds, Inc. and Travelers Series Fund Inc.

      FRANCOIS LETACONNOUX has served as a Director of our company since June 2000. Since June 1993, Mr. Letaconnoux has been President and Chief Executive Officer of Lepercq de Neuflize & Co. Incorporated, an investment banking firm. He also serves as a trustee to The Lepercq Istel Fund, Tocqueville Fund and the Asia Pacific Venture Limited II, which are investment companies, and as a director of Pathe, S.A., a French entertainment company.

      ROBERT J. MCGUIRE has served as a Director of our company since June 2003. Since January 1998, Mr. McGuire has served as counsel to Morvillo, Abramowitz, Grand, Iason & Silberburg, P.C., a New York law firm. Prior thereto, he served as Police Commissioner of The City of New York, Chairman and Chief Executive Officer of Pinkerton’s Inc. and President of Kroll Associates Inc. Mr. McGuire also serves as a director of Emigrant Savings Bank, Mutual of America Investment Corp., Brazilian Equity Fund, GAM Fund Inc., GAM Avalon Multi Funds, and Trump Hotels and Casino Resorts.

      STANLEY S. SHUMAN has served as a Director of our company since June 2000. Mr. Shuman is Managing Director of Allen & Company LLC, a New York based investment banking firm. Mr. Shuman also serves as a director of the News Corporation Limited.

DESCRIPTION OF OTHER INDEBTEDNESS AND PIERS

Credit Agreement

      On July 8, 2002, Six Flags, Six Flags Operations and Six Flags Theme Parks Inc. (as primary borrower) and the lenders party thereto, entered into an amended and restated credit agreement (as subsequently amended, the “Credit Agreement”), which provides for an aggregate of $1.1 billion of credit facilities. Borrowings under the Credit Agreement are guaranteed by Six Flags and Six Flags Operations and its domestic subsidiaries and secured by substantially all of the domestic assets of Six Flags Operations and its domestic subsidiaries and a pledge of the capital stock of Six Flags Operations and its domestic subsidiaries and a pledge of 65% of the capital stock of their first-tier foreign subsidiaries. The three credit facilities under the Credit Agreement are as follows:

•	a five-year $300.0 million working capital revolving credit facility, of which none was outstanding at September 30, 2004;

•	a five-year $100.0 million multicurrency reducing revolving credit facility, of which none was outstanding at September 30, 2004; and

•	a six-year $655.0 million term loan facility, of which $653.3 million was outstanding at September 30, 2004.

      On November 25, 2003, we entered into an amendment to our Credit Agreement, pursuant to which we amended the covenants relating to the leverage ratio through 2005 and the fixed charge coverage ratio through June 30, 2007 in order to provide us with additional financial flexibility given the operating conditions we have been experiencing recently. In addition, pursuant to the amendment we are permitted to enter into fixed-to-floating rate debt swap agreements so long as our total floating rate debt does not exceed 50% of our total debt as of the swap date. In exchange for our lenders’ consent to the amendment, we agreed to an increase of 0.25% in the interest rates we are charged on our borrowings under the Credit Agreement.

      On November 5, 2004, we entered into an additional amendment to our Credit Agreement pursuant to which we amended the covenants relating to the leverage ratio through 2006 and the fixed charge coverage ratio through 2007 in order to provide us with additional financial flexibility given the operating conditions we have been experiencing recently. In exchange for our lenders’ consent to the amendment, we agreed to an increase of 0.25% in certain limited circumstances in the interest rates we are charged on our borrowings under the Credit Agreement. We also agreed to pay a 1% prepayment penalty if we refinance all or any portion of the term loans under our Credit Agreement prior to November 5, 2005.

      The interest rate on borrowings under the Credit Agreement can be fixed at our option for monthly periods ranging from one to six months. The interest rate is based upon specified levels above the applicable base rate or LIBOR. At September 30, 2004 and the date of the prospectus supplement, the weighted average interest rate on the term loan, the only outstanding borrowings under the Credit Agreement, including the effect of interest rate swaps, was 5.40% per annum. The working capital revolving credit facility must be repaid in full for 30 consecutive days during each year and this facility terminates on June 30, 2008. The multicurrency reducing revolving credit facility, which permits optional prepayments and reborrowings, requires quarterly mandatory reductions in the initial commitment (together with repayments, to the extent that the outstanding borrowings thereunder would exceed the reduced commitment) of 2.5% of the committed amount thereof commencing on December 31, 2004, 5.0% commencing on March 31, 2006, 7.5% commencing on March 31, 2007 and 18.75% commencing on March 31, 2008 and this facility terminates on the earlier of the final maturity of the term loan and June 30, 2008. The term loan facility requires quarterly repayments of 0.25% of the outstanding amount thereof commencing on September 30, 2004 and 24.0% commencing on September 30, 2008. The term loan matures on June 30, 2009. Under the Credit Agreement, the maturity of the term loan will be shortened to (1) August 1, 2008, if prior to such date we do not repay or refinance our 2009 Notes and (2) December 31, 2008, if prior to such date our outstanding preferred stock ($287.5 million liquidation preference) is not redeemed or converted into common stock. Mandatory prepayments and commitment reductions are required to be made to the facilities upon the occurrence of certain events.

      The Credit Agreement prohibits Six Flags Operations and its subsidiaries from making cash distributions to us, subject to certain exceptions. Under our Credit Agreement, Six Flags Operations is permitted to pay dividends to us from cash generated by operations of up to $75.0 million (of which $8.9 million has been dividended as of the date of this prospectus supplement and $66.1 million remains available) in order to enable us to pay amounts payable in respect of any refinancing or repayment of debt under the indentures governing our outstanding notes. Additional cash distributions to us by Six Flags Operations and its subsidiaries generally are limited to an amount equal to the sum of (1) cash interest payments on the notes issued under our indentures, including these notes, (2) payments we are required to make under our agreements with our partners at the Partnership Parks, and (3) cash dividends on our preferred stock. The latter provisions would not permit Six Flags Operations and its subsidiaries to distribute cash to us (other than the remaining $66.1 million of permitted dividends referred to above) to fund payments for repurchases upon a fundamental change or delivery of cash upon conversion. Six Flags Operations may not make cash distributions to us unless it is in compliance with the financial and other covenants set forth in the Credit Agreement and it is not otherwise in default thereunder.

Six Flags 9 1/2% Senior Notes Due 2009

      The Six Flags 9 1/2% Senior Notes due 2009 are senior obligations of Six Flags, in the aggregate principal amount of $349.0 million. The 2009 Notes mature on February 1, 2009, bear interest at the rate of 9 1/2% per annum and are not guaranteed by our subsidiaries. The indenture governing the 2009 Notes contains negative covenants, which may significantly limit or prohibit us from engaging in certain types of transactions, including, among other things, incurring additional indebtedness, creating liens on our assets, paying dividends, selling assets, engaging in mergers or acquisitions and making investments. We intend to use net proceeds from this offering to repurchase and/or redeem a portion of the 2009 Notes. See “Use of Proceeds.”

Six Flags 8 7/8% Senior Notes Due 2010

      The Six Flags 8 7/8% Senior Notes due 2010 are senior obligations of Six Flags, in the aggregate principal amount of $403.0 million. These notes mature on February 1, 2010, bear interest at the rate of 8 7/8% per annum and are not guaranteed by our subsidiaries. The indenture governing the 2010 Notes contains negative covenants, which may significantly limit or prohibit us from engaging in certain types of transactions, including, among other things, incurring additional indebtedness, creating liens on our assets, paying dividends, selling assets, engaging in mergers or acquisitions and making investments. We intend to use net proceeds from this offering to repurchase a portion of the 2010 Notes. See “Use of Proceeds.”

Six Flags 9 3/4% Senior Notes due 2013

      The Six Flags 9 3/4% Senior Notes due 2013 are senior obligations of Six Flags, in the aggregate principal amount of $388.0 million. These notes mature on April 15, 2013, bear interest at the rate of 9 3/4% per annum and are not guaranteed by our subsidiaries. The indenture governing the 2013 Notes contains negative covenants, which may significantly limit or prohibit us from engaging in certain types of transactions, including, among other things, incurring additional indebtedness, creating liens on our assets, paying dividends, selling assets, engaging in mergers or acquisitions and making investments.

Six Flags 9 5/8% Senior Notes due 2014

      The Six Flags 9 5/8% Senior Notes due 2014 are senior obligations of Six Flags, in the aggregate principal amount of $308.7 million. These notes mature on June 1, 2014, bear interest at the rate of 9 5/8% per annum and are not guaranteed by our subsidiaries. The indenture governing the 2014 Notes contains negative covenants, which may significantly limit or prohibit us from engaging in certain types of transactions, including, among other things, incurring additional indebtedness, creating liens on our assets, paying dividends, selling assets, engaging in mergers or acquisitions and making investments.

PIERS

      On January 23, 2001, we issued and sold 11,500,000 PIERS in a public offering. Each PIERS represents one one-hundredth of a share of our 7 1/4% convertible preferred stock, par value $1.00 per share, and entitles the holder to that proportion of all the rights, preferences and privileges (including dividend, conversion, voting and liquidation rights and preferences) of a share of the convertible preferred stock. The PIERS, as representative of beneficial ownership interests in the convertible preferred stock, have a liquidation preference of $25.00 per share, plus an amount equal to accrued and unpaid dividends. The dividend rate for the PIERS is 7 1/4% of the liquidation preference per annum on a cumulative basis from the date of issuance. The PIERS rank, with respect to dividend rights and upon liquidation, winding up or dissolution, junior to all our existing and future debt obligations.

      The PIERS are convertible at any time prior to August 15, 2009, at the option of the holder, into shares of our common stock at an initial conversion price of $20.85 per share of common stock, subject to adjustment in certain circumstances. In addition, at any time on or after February 15, 2004, we may at our option cause the PIERS to be automatically converted, but only if for 20 trading days within any period of 30 consecutive trading days (including the last day of the period), the closing price of our common stock on the New York Stock Exchange exceeds 120% of the then prevailing conversion price.

      We are required to redeem all outstanding PIERS on August 15, 2009 for cash at 100% of the liquidation preference, plus accrued and unpaid dividends.

      If we become subject to a change in control, each holder of the PIERS will have the right to require us to purchase any or all of the PIERS of that holder at a purchase price equal to 100% of the liquidation preference, plus accrued and unpaid dividends to the date of purchase. This right will be subject to our obligation to (i) repay our debt obligations in full under the Credit Agreement, (ii) repay all of our own and our subsidiaries’ indebtedness, including the notes, that is tendered for redemption or required to be repaid and (iii) redeem any capital stock ranking senior to the PIERS tendered for purchase, in each case, in connection with the change in control. This right is also subject to our compliance with the restricted payments covenants in our indentures, other than the indenture relating to the notes. When we have satisfied these obligations, we will purchase all PIERS tendered by a holder upon a change in control.

DESCRIPTION OF NOTES

      We will issue the notes under an indenture, as supplemented by a supplemental indenture for the notes (the “indenture”), between us and The Bank of New York, as trustee. You may obtain a copy of the indenture together with the supplemental indenture upon request from the trustee. The following summarizes certain provisions of the notes and the indenture. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the notes and the indenture, including the definitions therein of certain terms which are not otherwise defined in this prospectus supplement. We urge you to read these documents in their entirety because they, and not this description, will define your rights as holders of these notes.

      When we refer to Six Flags, “we,” “our” or “us” in this section, we refer only to Six Flags, Inc., a Delaware corporation, and not its subsidiaries.

General

      The notes will be:

•	issued initially with a maximum principal amount of $260.0 million (or up to $299.0 million if the underwriter’s over-allotment option is exercised in full);

•	general, unsecured obligations, ranking equally with all of our existing and future unsubordinated, unsecured indebtedness and senior in right of payment to any subordinated indebtedness, but the notes will be effectively subordinated to all of our existing and future secured indebtedness to the extent of the value of the related security, and structurally subordinated to all existing and future liabilities and other indebtedness of our subsidiaries. Assuming the consummation of this offering and the use of proceeds therefrom (as described in note 4 to the capitalization table contained in this prospectus supplement on page S-23), as of September 30, 2004, we would have had $1,467.5 million of senior indebtedness. In addition, our subsidiaries at that date had on a combined basis approximately $674.4 million of indebtedness, all of which is secured. In addition, as of September 30, 2004, an additional $380.3 million was available for borrowing under the Credit Agreement.

•	convertible into our common stock at an initial conversion price of $6.35 per share, which is equivalent to 157.4803 shares per $1,000 in principal amount, subject to adjustment and certain conditions and except during any non-convertibility period as described below under “— Conversion Rights”:

•	upon conversion, we may choose to deliver either our common stock, cash or a combination of cash and our common stock; and at any time on or prior to the 26th trading day preceding the maturity date, we may irrevocably elect to satisfy our conversion obligation with respect to the principal amount of the notes to be converted in cash, with any remaining amount to be satisfied in shares of our common stock, as described under “Conversion Rights — Settlement Upon Conversion — Our Right to Irrevocably Elect Cash Payment of Principal Upon Conversion;”

•	if we elect to deliver in common stock only, settlement will be as soon as practicable after we notify you of our chosen method of settlement, which notice must be given no later than two trading days following the date you deliver your completed and signed conversion notice and satisfy all other requirements for conversion; if we elect to deliver cash or a combination of cash and common stock, settlement will occur on the second trading day following the final trading day of the conversion period (as defined below);

•	subject to repurchase by us at your option if a fundamental change occurs, at a repurchase price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest to, but not including, the repurchase date;

•	subject to redemption for cash by us at any time on or after May 15, 2010, in whole or in part, at a declining redemption price specified in this prospectus supplement, plus accrued and unpaid interest to, but not including, the redemption date; and

•	due on May 15, 2015, unless earlier converted, redeemed by us at our option, or repurchased by us at your option.

      We are permitted to issue more notes under the indenture in an unlimited principal amount. Any additional notes that are actually issued will be treated as issued and outstanding notes and of the same class as the initial notes for all purposes of the indenture and this “Description of Notes,” unless the context clearly indicates otherwise.

      The indenture will not contain any financial covenants and will not restrict us or our subsidiaries from paying dividends, incurring additional debt or issuing or repurchasing our other securities. In addition, the indenture will not contain any covenants or other provisions to protect you in the event of a highly leveraged transaction or a fundamental change of Six Flags except to the extent described below under “— Conversion Rights” and “— Repurchase at Option of Holders Upon a Fundamental Change.”

      No sinking fund is provided for the notes. The notes will not be subject to defeasance.

      The notes will be issued only in registered form in denominations of $1,000 and any integral multiple of $1,000 above that amount. Beneficial interests in the notes will be shown on, and transfers of beneficial interests in the notes will be effected only through, records maintained by The Depository Trust Company, or DTC, or its nominee, and any such interests may not be exchanged for certificated notes except in limited circumstances. For information regarding conversion, registration of transfer and exchange of global notes held in DTC, see “— Book Entry, Delivery and Form.”

      If definitive notes are issued, you may present them for conversion, registration of transfer and exchange, without service charge, at our office or agency in New York City, which will initially be the office or agency of the trustee in New York City.

Interest

      The notes will bear interest from November 19, 2004 at the rate of 4.50% per year, subject to increase as described below under “— Non-Convertibility Periods.” We will pay interest semiannually on May 15 and November 15 of each year, beginning May 15, 2005, to the holders of record at the close of business on the preceding May 1 and November 1, respectively. There are two exceptions to the preceding sentence:

•	In general, we will not make a separate cash payment for accrued and unpaid interest on any note that is converted into our common stock.

•	We will pay interest to a person other than the holder of record on the relevant record date if we redeem, or holders elect to require us to repurchase, the notes on a date that is after the record date and on or prior to the corresponding interest payment date. In this instance, we will pay accrued and unpaid interest on the notes being redeemed or repurchased to, but excluding, the redemption or repurchase date, as the case may be, to the same person to whom we will pay the principal of those notes.

      Interest generally will be computed on the basis of a 360-day year comprised of twelve 30-day months. If any interest payment date falls on a day that is not a business day, such interest payment date will be postponed to the next succeeding business day.

      To the extent lawful, payments of principal or interest on the notes that are not made when due will accrue interest at the annual rate of 1% above the then applicable interest rate from the required payment date.

Methods of Receiving Payments on the Notes

      We will pay the principal, premium and interest due in respect of the global notes to DTC in immediately available funds.

      If definitive notes are issued, we will make all principal, premium and interest payments on the notes in accordance with wire transfer instructions given to us by any holder. All other payments on the notes will be made at the office or agency of the paying agent and registrar within the City and State of New York, unless we elect to make interest payments by check mailed to the holders at their address set forth in the register of holders.

Conversion Rights

General

      You may convert any outstanding notes (or portions of outstanding notes) into our common stock, initially at the conversion price of $6.35 per share, which represents an initial conversion rate of approximately 157.4803 shares per $1,000 principal amount of notes, subject to adjustment as described below under “— Conversion Price Adjustments.” As described below under “— Settlement Upon Conversion,” upon conversion, we may choose to deliver either shares of our common stock, cash or a combination of cash and shares of our common stock. You may convert your notes only in denominations of $1,000 and integral multiples of $1,000.

      You may exercise conversion rights at any time prior to the close of business on the business day prior to the final maturity date of the notes, except during any non-convertibility period described below under “— Non-Convertibility Periods.” However, if you are a holder of notes that have been called for redemption, you must exercise your conversion rights prior to the close of business on the second business day preceding the redemption date, unless we default in payment of the redemption price. In addition, if you have exercised your right to require us to repurchase your notes because a fundamental change has occurred, you may convert your notes into our shares of common stock only if you withdraw your notice and convert your notes prior to the close of business on the business day immediately preceding the fundamental change repurchase date.

      Except as provided below, if you convert your notes into our common stock on any day other than an interest payment date, you will not receive a separate cash payment for interest that has accrued on the notes since the prior interest payment date. By delivering to the holder (i) the number of shares issuable upon conversion, together with a cash payment, if any, in lieu of fractional shares, (ii) cash, or (iii) a combination of cash and shares of common stock, in the amount and manner described below under “Settlement Upon Conversion,” we will satisfy our obligation with respect to the converted notes. That is, accrued but unpaid interest will be deemed to be paid in full rather than canceled, extinguished or forfeited.

      Holders of notes at the close of business on a record date will receive payment of interest payable on the corresponding interest payment date notwithstanding the conversion of such notes at any time after the close of business on the applicable record date. However, notes surrendered for conversion by a holder during the period from the close of business on the record date to the opening of business on the corresponding interest payment date must be accompanied by payment of an amount equal to the interest that has accrued and will be paid on the notes being converted. However, the preceding sentence does not apply: (1) if you convert, after a record date for an interest payment date but prior to the corresponding interest payment date, notes that we have called for redemption with a redemption date that is on or prior to the third business day after such interest payment date; (2) if you convert your notes in connection with a fundamental change and we have specified a fundamental change repurchase date that is after a record date and on or prior to the corresponding interest payment date; or (3) to the extent of any overdue interest if overdue interest exists at the time of conversion with respect to such note. If we call your notes for redemption on a date that is after a record date for an interest payment date but on or prior to the third business day after the corresponding interest payment date, and prior to the interest payment date you choose to convert your notes, you will receive on the date that has been fixed for redemption the amount of interest you would have received if you had not converted your notes, unless interest has otherwise been paid on your notes on the interest payment date.

      We will not issue fractional shares of common stock upon conversion of notes. Instead, we will, at our option, either (i) pay cash to you in an amount equal to the market value of that fractional share based upon the closing sale price of our common stock on the trading day immediately preceding the conversion date or (ii) round up the number of shares to be delivered upon conversion to the nearest whole share.

      You will not be required to pay any transfer taxes or duties relating to the issuance or delivery of our common stock if you exercise your conversion rights, but you will be required to pay any transfer tax or duties which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than yours. Certificates representing shares of common stock will be issued or delivered only after all applicable transfer taxes and duties, if any, payable by you have been paid.

Non-Convertibility Periods

      If all of the notes initially issued are converted solely into shares of our common stock, we would be required to issue approximately 40.9 shares of common stock (47.1 million if the over-allotment option is exercised in full), subject to adjustment. As of the date of this prospectus supplement, we have reserved 37.1 million shares of our common stock for issuance upon conversion of the notes. We may reserve additional shares of our common stock from time to time for issuance upon conversion of the notes. We will promptly notify the trustee of any such reservation of additional shares. If on any date a note is delivered for conversion on or prior to February 2, 2010 and we do not have a sufficient number of reserved shares to satisfy our conversion obligation for that note (the “triggering note”) without exercising our option to deliver any portion in cash, then no further notes may be delivered for conversion from and including such date to and including the earlier of (a) the date we amend (with the approval of our board of directors and shareholders) our restated certificate of incorporation to increase our authorized capital to be able to reserve and deliver shares of our common stock upon conversion of the remaining outstanding notes, (b) the date we reserve additional shares that have otherwise become available in an amount to enable us to be able to deliver shares of our common stock upon conversion of the remaining outstanding notes, and (c) February 2, 2010 (any such period, a “non-convertibility period”). The triggering note will be converted to the extent there are any reserved shares remaining, and we will issue a new note or notes in principal amount equal to the unconverted principal portion thereof. We will not be obligated to deliver cash on conversion for the remaining principal amount of the triggering note. If the non-convertibility period remains in effect on the 10th day after the first annual meeting of stockholders that is held more than three months after the date the triggering note is delivered for conversion, then the notes will bear interest at the rate of 10.00% per annum from and after such annual meeting until the end of the non-convertibility period.

      Notwithstanding the foregoing, we will convert any notes delivered for conversion during a non-convertibility period after any fundamental change described below under “— Repurchase at Option of Holders upon a Fundamental Change” (or a transaction that would have been a fundamental change but for either of the two exceptions described in that section) has occurred until the close of business on the business day prior to the fundamental change repurchase date.

      If at any time a non-convertibility period goes into effect pursuant to the above provisions, we will issue a press release through Dow Jones & Company, Inc. notifying holders of that fact and make this information available on our web site or through another public medium as we may use at that time, and we will similarly notify holders of the end of the non-convertibility period.

      During any non-convertibility period, we will not be permitted to:

(1) distribute to all holders of our common stock rights or warrants entitling them to purchase, for a period of 45 calendar days or less, shares of our common stock at a price less than the average closing sale price for the ten trading days preceding the declaration date for such distribution; or

(2) distribute to all holders of our common stock, cash or other assets, debt securities or rights to purchase our securities, which distribution has a per share value exceeding 5% of the closing sale price of our common stock on the trading day preceding the declaration date for such distribution.

Nothing in the foregoing shall restrict our ability to distribute rights under our Amended and Restated Rights Agreement dated as of January 12, 1998, as amended by the Second Amended and Restated Rights Agreement, dated as of September 14, 2004, or any amendments thereto or comparable future rights plan.

      We have not reserved sufficient shares of our common stock to be able to convert all of the notes solely into shares of common stock. To the extent we do not have a sufficient number of reserved or otherwise available shares if and when notes are delivered (i) for conversion during a non-convertibility period after certain fundamental changes, or (ii) at any time on or after February 2, 2010, we will be obligated to deliver cash upon conversion of the notes. We cannot assure you that we will have the financial resources or would be able to arrange financing to deliver cash upon such conversion. In addition, our Credit Agreement limits the ability of our subsidiaries to dividend cash to us in order for us to deliver cash upon conversion of the notes, and our ability to deliver cash upon conversion of the notes may be limited by our then-existing borrowing agreements. If we are unable to satisfy our conversion obligations, we will be in default under the notes. See “Risk Factors — Risk Factors Relating to the Notes and Our Common Stock — Holding Company Structure,” “— Restrictive Covenants,” “— Non-Convertibility,” and “— Conversion.”

Procedures to be Followed by a Holder

      To convert interests in a global note, you must deliver to DTC the appropriate instruction form for conversion pursuant to DTC’s conversion program.

      To convert a definitive note, you will be required to:

•	complete the conversion notice on the back of the note (or a facsimile of it);

•	deliver the completed conversion notice and the notes to be converted to the specified office of the conversion agent;

•	pay all funds required, if any, relating to interest on the notes to be converted to which you are not entitled, as described in the second preceding paragraph; and

•	pay all transfer taxes or duties, if any, as described in the preceding paragraph.

      The conversion date will be the date on which all of the foregoing requirements have been satisfied. The notes will be deemed to have been converted immediately prior to the close of business on the conversion date.

      You may not deliver any notes for conversion during a non-convertibility period.

      You will not be required to pay any taxes or duties relating to the issuance or delivery of our common stock if you exercise your conversion rights, but you will be required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than your own. Certificates representing common stock will be issued and delivered only after all applicable taxes and duties, if any, payable by you have been paid in full.

Settlement Upon Conversion

      Except to the extent we have irrevocably elected to make a cash payment of principal upon conversion as described below, we may elect to deliver either shares of our common stock, cash or a combination of cash and shares of our common stock in satisfaction of our obligations upon conversion of notes (including with respect to any additional shares described under “— Adjustment to Conversion Price Upon a Non-Stock Change of Control” below). The Credit Agreement limits the ability of our subsidiaries to dividend cash to us in order for us to deliver cash upon conversion, and our ability to deliver cash upon conversion in the future may be limited by the terms of our then-existing borrowing agreements.

      Except to the extent we have irrevocably elected to make a cash payment of principal upon conversion, we will inform the holders through the trustee of the method we choose to satisfy our obligation upon conversion:

•	if we have called the notes for redemption, in our notice of redemption;

•	in respect of notes to be converted during the period beginning 25 trading days preceding the maturity date and ending one trading day preceding the maturity date, 26 trading days preceding the maturity date; and

•	in all other cases, no later than two trading days following the conversion date.

If we choose to satisfy any portion of our conversion obligation by delivering cash, we will specify the portion to be satisfied by the delivery of cash either as a percentage of the conversion obligation or as the lesser of (a) a fixed dollar amount and (b) the conversion value (as defined below). We will treat all holders converting on the same trading day in the same manner. We will not, however, have any obligation to satisfy our conversion obligations arising on different trading days in the same manner. That is, we may choose on one trading day to satisfy our conversion obligation by delivering shares of our common stock only and choose on another trading day to satisfy our conversion obligation by delivering cash or a combination of cash and shares of our common stock. We may also choose to satisfy our conversion obligation for different combinations of cash and shares of our common stock on different trading days.

      You may exercise conversion rights at any time prior to the close of business on the business day prior to the final maturity date of the notes subject to the provisions above relating to any non-convertibility period. If we elect to satisfy any portion of our conversion obligation in cash (other than cash in lieu of fractional shares if applicable), you may retract your conversion notice at any time during the two trading-day period beginning on the trading day after we have notified the trustee of our method of settlement. We refer to this period as the “conversion retraction period.” However, you cannot retract your conversion notice if: (a) we irrevocably elected to make a cash payment of principal upon conversion before you delivered your conversion notice, (b) you are converting your notes in connection with a redemption, (c) you are converting your notes during the period beginning 25 trading days preceding the maturity date and ending one trading day preceding the maturity date or (d) we do not elect to satisfy any portion of our conversion obligation in cash.

      Settlement in shares of our common stock only will occur as soon as practicable after we notify you that we have chosen this method of settlement. Settlement in cash and/or shares of our common stock will occur on the second trading day following the final trading day of conversion period (as defined below).

      The settlement amount will be computed as follows:

(1) If we elect to satisfy the entire conversion obligation in common stock, we will deliver to the holder for each $1,000 principal amount of notes converted a number of shares of our common stock equal to the conversion rate then in effect (plus cash in lieu of fractional shares, if applicable).

(2) If we elect to satisfy the entire conversion obligation in cash, we will deliver to the holder for each $1,000 principal amount of notes converted cash in an amount equal to the conversion value.

(3) If we elect to satisfy the conversion obligation in a combination of cash and common stock, we will deliver to the holder for each $1,000 principal amount of notes converted:

•	(i) the fixed dollar amount per $1,000 principal amount of notes of the conversion obligation to be satisfied in cash specified in the notice regarding our chosen method of settlement or, if lower, the conversion value in cash, or (ii) the percentage of the conversion obligation to be satisfied in cash specified in the notice regarding our chosen method of settlement multiplied by the conversion value, as the case may be (the “cash amount”); and

•	a number of shares for each of the 20 trading days in the conversion period equal to 1/20th of (i) the conversion rate then in effect minus (ii) the quotient of the cash amount divided by the applicable stock price for that day (plus cash in lieu of fractional shares if applicable).

      The “applicable stock price” on any trading day means (i) the volume-weighted average price per share of our common stock on such trading day as displayed under the heading “Bloomberg VWAP” on Bloomberg (or any successor service) page PKS <equity> AQR (or any successor page) in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time, on that trading day or (ii), if such price is not available, the market value per share of our common stock on that day as determined by a nationally recognized independent investment banking firm retained for this purpose by us.

      The “conversion period” means the 20 trading day period:

•	beginning on the redemption date, if we have called the notes delivered for conversion for redemption;

•	beginning on the maturity date, with respect to conversion notices received during the period beginning 25 trading days preceding the maturity date and ending one trading day preceding the maturity date (whether or not we have irrevocably elected to make a cash payment of principal upon conversion);

•	beginning on the trading day following our receipt of your conversion notice, if we have irrevocably elected to make a cash payment of principal upon conversion, provided that if you submit your conversion notice during the period beginning 25 trading days preceding the maturity date and ending one trading day preceding the maturity date, the conversion period shall begin on the maturity date; and

•	beginning on the trading day following the final trading day of the conversion retraction period, in all other cases.

      The “conversion value,” for every $1,000 principal amount of a note being converted, means an amount equal to the sum of the daily conversion values for each of the 20 trading days in the conversion period, where the “daily conversion value” for any trading day equals 1/20th of:

•	the conversion rate in effect on that day multiplied by

•	the applicable stock price on that day,

provided that, with respect to any conversion (i) during the period beginning 25 trading days preceding the maturity date and ending one trading day preceding the maturity date or (ii) of a note called for redemption, if the applicable stock price on the conversion date exceeds the then applicable conversion price, the conversion value will not be less than $1,000.

Our Right to Irrevocably Elect Cash Payment of Principal Upon Conversion

      At any time on or prior to the 26th trading day preceding the maturity date, we may irrevocably elect to satisfy in cash our conversion obligation with respect to the principal amount of the notes to be converted after the date of such election, with any remaining amount to be satisfied in shares of our common stock. Such election would be in our sole discretion without the consent of the holders of notes. If we make such election, we will notify the trustee and the holders of notes at their addresses shown in the register of the registrar.

      The settlement amount will be computed as described under clause (3) above, using $1,000 as the fixed dollar amount per $1,000 principal amount of notes of the conversion obligation to be satisfied in cash.

Conversion Price Adjustments

      We will adjust the conversion price for certain events, including:

(1) issuances of our common stock as a dividend or distribution on our common stock;

(2) certain subdivisions, combinations or reclassifications of our common stock;

(3) issuances to all or substantially all holders of our common stock of certain rights or warrants to purchase, for a period of up to 45 days, our common stock (or securities convertible into our common stock) at less than (or having a conversion price per share less than) the then-current market price of our common stock, provided that the conversion price will be readjusted to the extent that any of the rights or warrants are not exercised prior to their expiration;

(4) distributions to all or substantially all holders of our common stock, shares of our capital stock (other than our common stock), evidences of our indebtedness or assets, including securities, but excluding:

•	the rights and warrants referred to in clause (3) above;

•	any dividends and distributions in connection with a reclassification, change, consolidation, merger, combination, sale or conveyance resulting in a change in the conversion consideration pursuant to the sixth succeeding paragraph below;

•	any dividends or distributions paid exclusively in cash; or

•	any dividends or distributions referred to in clause (1) above;

(5) dividends or other distributions consisting exclusively of cash to all or substantially all holders of our common stock (other than dividends or distributions made in connection with our liquidation, dissolution or winding-up or upon a merger or consolidation) in which event the conversion price will be reduced by multiplying the conversion price by a fraction:

•	the numerator of which will be (a) the current market price per share of our common stock minus (b) the amount per share of such dividend or distribution; and

•	the denominator of which will be the current market price per share of our common stock;

provided that adjustments to the conversion price resulting from any quarterly cash dividends may not cause the conversion price (as adjusted for any other adjustment) to be less than the last reported sale price of our common stock on the cover page of this prospectus supplement; and

(6) purchases of our common stock pursuant to a tender offer or exchange offer made by us or any of our subsidiaries to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.

      For purposes of clauses (3) and (5) above, “current market price” means the average closing sale price of our common stock for the 10 consecutive trading days immediately prior to the record date for the distribution requiring such computation.

      To the extent that our Amended and Restated Rights Agreement dated as of January 12, 1998, as amended by the Second Amended and Restated Rights Agreement, dated as of September 14, 2004, or any amendments thereto or future rights plan adopted by us is in effect upon conversion of the notes into common stock only or a combination of cash and common stock, you will receive, in addition to the common stock, the rights under the rights agreement unless the rights have separated from our common stock at the time of conversion of the notes, in which case, the conversion price will be adjusted as if we distributed to all holders of our common stock shares of our capital stock, evidences of indebtedness or assets as described above in clause (4), subject to readjustment in the event of the expiration, termination or redemption of such rights.

      We will not make any adjustment if holders may participate in the transaction or in certain other cases. In cases where the fair market value of assets, debt securities or certain rights, warrants or options to purchase our securities, applicable to one share of common stock, distributed to stockholders:

•	equals or exceeds the average closing price of the common stock over the ten consecutive trading day period ending on the record date for such distribution, or

•	such average closing price exceeds the fair market value of such assets, debt securities or rights, warrants or options so distributed by less than $1.00,

rather than being entitled to an adjustment in the conversion price, the holder of a note will be entitled to receive upon conversion, in addition to the shares of common stock, the kind and amount of assets, debt securities or rights, warrants or options comprising the distribution that such holder would have received if such holder had converted such notes immediately prior to the record date for determining the stockholders entitled to receive the distribution.

      Except as stated above, we will not adjust the conversion price for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing.

      In the event that we distribute shares of capital stock of a subsidiary of ours pursuant to clause (4) above, the conversion price will be adjusted, if at all, based on the market value of the subsidiary stock so distributed relative to the market value of our common stock, in each case over a measurement period following the distribution.

      If we:

•	reclassify or change our common stock (other than changes resulting from a subdivision or combination) or

•	consolidate or merge with or into any person or sell, lease, transfer, convey or otherwise dispose of all or substantially all of our assets and those of our subsidiaries taken as a whole to another person, and the holders of our common stock receive stock, other securities or other property or assets (including cash or any combination thereof) with respect to or in exchange for their common stock, each outstanding note will, without the consent of any holders of notes, become convertible only into the consideration the holders of notes would have received if they had converted their notes immediately prior to such reclassification, change, consolidation, merger, sale, lease, transfer, conveyance or other disposition, except in the limited case of a public acquirer change of control where we elect to have the notes convertible into public acquirer common stock as described below under “— Conversion After a Public Acquirer Change of Control.” We may not become a party to any such transaction unless its terms are consistent with the foregoing.

      If a taxable distribution to holders of our common stock or other transaction occurs that results in any adjustment of the conversion price (including an adjustment at our option), you may, in certain circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of our common stock. See “Material U.S. Federal Income Tax Considerations.”

      We may from time to time, to the extent permitted by law, reduce the conversion price of the notes by any amount for any period of at least 20 business days. In that case, we will give at least 15 days notice of such decrease. We may make such reductions in the conversion price, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

      We will not be required to make an adjustment in the conversion price unless the adjustment would require a change of at least 1% in the conversion price. However, we will carry forward any adjustment that is less than 1% of the conversion price, take such carried-forward adjustments into account in any subsequent adjustment, and make such carried forward adjustments, regardless of whether the aggregate adjustment is less than 1%, within one year of the first such adjustment carried forward or if earlier, upon redemption, upon a fundamental change or upon maturity.

      If we adjust the conversion price pursuant to the above provisions, we will issue a press release through Dow Jones & Company, Inc. containing the relevant information and make this information available on our web site or through another public medium as we may use at that time.

Adjustment to Conversion Price Upon a Non-Stock Change of Control

      If and only to the extent you elect to convert your notes in connection with a transaction described under clause (1) (provided that for purposes of this adjustment provision the reference to 35% in such clause shall be replaced with 50%) or clause (4) under the definition of a fundamental change described below under “— Repurchase at Option of Holders upon a Fundamental Change” (or in connection with any such transaction that would have been a fundamental change but for the existence of the 110% trading price exception (as defined below)) pursuant to which 10% or more of the consideration for our common stock (other than cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) in such fundamental change transaction consists of cash or securities (or other property) that are not shares of common stock, depositary receipts or other certificates representing common equity interests traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange or

The Nasdaq National Market, which we refer to as a “non-stock change of control,” we will increase the number of shares issuable upon conversion. The number of additional shares issuable upon conversion (the “additional shares”) will be determined by reference to the table below, based on the date on which the non-stock change of control becomes effective (the “effective date”) and the price (the “stock price”) paid per share for our common stock in such non-stock change of control. If holders of our common stock receive only cash in such transaction, the price paid per share will be the cash amount paid per share. Otherwise, the price paid per share will be the average of the last reported sale prices of our common stock on the five trading days prior to but not including the effective date of such non-stock change of control.

      A conversion of notes by a holder will be deemed for these purposes to be “in connection with” a non-stock change of control if the conversion notice is received by the conversion agent on or subsequent to the effective date of the non-stock change of control but before the close of business on the second business day immediately preceding the related repurchase date (as specified in the repurchase notice described under “— Repurchase at Option of Holders Upon a Fundamental Change”).

      The stock prices set forth in the first row of the table below (i.e., the column headers) will be adjusted in the same manner as and as of any date on which the conversion price of the notes is adjusted as described above under “— Conversion Price Adjustments.” The number of additional shares will be simultaneously adjusted to equal the number of additional shares applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion price immediately prior to the adjustment and the denominator of which is the conversion price as so adjusted.

      The following table sets forth the number of additional shares issuable per $1,000 principal amount of notes:

Stock Price	$5.29	$5.79	$6.35	$7.05	$7.95	$9.05	$10.35	$11.85	$13.55	$15.45	$17.55

Effective Date
November 19, 2004	31.52	27.64	24.31	21.14	18.09	15.31	12.86	10.73	8.89	7.32	5.98
May 15, 2005	29.48	25.71	22.52	19.53	16.68	14.11	11.86	9.90	8.21	6.77	5.54
May 15, 2006	25.40	21.75	18.78	16.12	13.69	11.56	9.72	8.13	6.76	5.60	4.60
May 15, 2007	21.27	17.58	14.75	12.38	10.38	8.74	7.35	6.17	5.14	4.27	3.52
May 15, 2008	17.27	13.22	10.33	8.19	6.66	5.56	4.69	3.94	3.30	2.75	2.28
May 15, 2009	13.96	8.89	5.43	3.34	2.40	1.97	1.67	1.41	1.18	0.99	0.82
May 15, 2010	12.95	6.36	0.93	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
May 15, 2011	13.37	6.36	0.77	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
May 15, 2012	14.32	6.54	0.61	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
May 15, 2013	16.39	7.20	0.47	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
May 15, 2014	20.88	8.94	0.33	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
May 15, 2015	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

      The exact stock price and effective dates may not be set forth on the table, in which case, if the stock price is:

•	between two stock price amounts on the table or the effective date is between two dates on the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 360-day year;

•	in excess of $17.55 per share (subject to adjustment), no additional shares will be issued upon conversion;

•	less than $5.29 per share (subject to adjustment), no additional shares will be issued upon conversion.

      Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion exceed 189.0359 per $1,000 principal amount of notes, subject to adjustments in the same manner as the number of additional shares as set forth above.

Conversion After a Public Acquirer Change of Control

      Notwithstanding the foregoing, in the case of a non-stock change of control constituting a public acquirer change of control (as defined below), we may, in lieu of issuing additional shares upon conversion as described in “— Adjustment to Conversion Price Upon a Non-Stock Change of Control” above, elect to adjust our conversion obligation and the conversion price such that from and after the effective date of such public acquirer change of control, holders of the notes will be entitled to convert their notes (subject to the satisfaction of certain conditions) into shares of public acquirer common stock (as defined below), and the conversion price in effect immediately before the public acquirer change of control will be adjusted by multiplying it by a fraction:

•	the numerator of which will be the average of the last reported sale prices of the public acquirer common stock for the five consecutive trading days commencing on the trading day next succeeding the effective date of such public acquirer change of control, and

•	the denominator of which will be (i) in the case of a share exchange, consolidation, merger or binding share exchange, pursuant to which our common stock is converted into cash, securities or other property, the average value of all cash and any other consideration (as determined by our board of directors) paid or payable per share of common stock or (ii) in the case of any other public acquirer change of control, the average of the last reported sale prices of our common stock for the five consecutive trading days prior to but excluding the effective date of such public acquirer change of control.

      A “public acquirer change of control” means a non-stock change of control in which the acquirer has a class of common stock traded on a U.S. national securities exchange or quoted on the Nasdaq National Market or that will be so traded or quoted when issued or exchanged in connection with such non-stock change of control (the “public acquirer common stock”). If an acquirer does not itself have a class of common stock satisfying the foregoing requirement, it will be deemed to have “public acquirer common stock” if a corporation that directly or indirectly owns at least a majority of the acquirer has a class of common stock satisfying the foregoing requirement, in which case all references to public acquirer common stock will refer to such class of common stock. Majority owned for these purposes means having “beneficial ownership” (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the total voting power of all shares of the respective entity’s capital stock that are entitled to vote generally in the election of directors.

      Upon a public acquirer change of control, if we so elect, holders may convert their notes (subject to the satisfaction of the conditions to conversion described under “— Procedures to be Followed by a Holder” above) for public acquirer common stock at the adjusted conversion price described in the second preceding paragraph but will not be entitled to receive additional shares upon conversion as described under “— Adjustment to Conversion Price Upon a Non-Stock Change of Control.” We are required to notify holders of our election in our notice to holders of such transaction. In addition, upon a public acquirer change of control, in lieu of converting notes, the holder can, subject to certain conditions, require us to repurchase all or a portion of its notes as described below under “— Repurchase at Option of Holders Upon a Fundamental Change.”

Optional Redemption

      On or after May 15, 2010, we may redeem all or a part of the notes at the redemption prices (expressed as percentages of principal amount) set forth below, if redeemed during the 12-month period beginning on May 15 of the years indicated below:

Year	Percentage

2010	102.143%
2011	101.714%
2012	101.286%
2013	100.857%
2014	100.429%
2015	100.000%

      In addition, we will pay interest on the notes being redeemed, including those notes that are converted into our common stock after the date the notice of the redemption is mailed and prior to the third business day after the redemption date in accordance with the provisions of the indenture. This interest will include interest accrued and unpaid to, but excluding, the redemption date. In this instance, we will pay accrued and unpaid interest on the notes being redeemed to, but excluding, the redemption date to the same person to whom we will pay the principal of these notes.

      We will give notice of redemption not less than 20 nor more than 60 days prior to the redemption date to all record holders at their addresses set forth in the register of the registrar. This notice will state, among other things:

•	that you have a right to convert the notes called for redemption, and the conversion rate then in effect;

•	the date on which your right to convert the notes called for redemption will expire; and

•	whether we have elected to settle our obligation upon conversion in cash or a combination of cash and shares of our common stock, and, in the event that we have elected to deliver all or a portion of our conversion obligation in cash, the date on which the settlement period will begin.

      If we do not redeem all of the notes, the trustee will select the notes to be redeemed in principal amounts of $1,000 or integral multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If any notes are to be redeemed in part only, we will issue a new note or notes in principal amount equal to the unredeemed principal portion thereof. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be taken from the portion selected for redemption.

      Additionally, we will not be required to:

•	issue, register the transfer of, or exchange any note during the period of 15 days before the mailing of the notice of redemption, or

•	register the transfer of or exchange any note so selected for redemption, in whole or in part, except the unredeemed portion of any note being redeemed in part.

      We may not redeem the notes if we have failed to pay interest on the notes and such failure to pay is continuing.

Repurchase at Option of Holders Upon a Fundamental Change

General

      If a fundamental change (as defined below) occurs at any time prior to the maturity of the notes, you will have the right to require us to repurchase for cash all or part of your notes for which you have properly delivered and not withdrawn a written repurchase notice. Notes submitted for repurchase must be in $1,000 principal amount or integral multiples thereof. The repurchase price will be equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest to, but not including, the repurchase date.

      A “fundamental change” will be deemed to have occurred when any of the following has occurred:

(1) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” becomes the “beneficial owner” (as these terms are defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of more than 35% of our capital stock that is at the time entitled to vote by the holder thereof in the election of our board of directors (or comparable body); or

(2) the first day on which a majority of the members of our board of directors are not continuing directors; or

(3) the adoption of a plan relating to our liquidation or dissolution; or

(4) the consolidation or merger of us with or into any other person, or the sale, lease, transfer, conveyance or other disposition, in one or a series of related transactions, of all or substantially all of our assets and those of our subsidiaries taken as a whole to any “person” (as this term is used in Section 13(d)(3) of the Exchange Act), other than:

a) any transaction:

•	that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock; and

•	pursuant to which the holders of 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors immediately prior to such transaction have the right to exercise, directly or indirectly, 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors of the continuing or surviving person immediately after giving effect to such transaction; or

b) any merger primarily for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity; or

(5) the termination of trading of our common stock, which will be deemed to have occurred if our common stock or other common stock into which the notes are convertible is neither listed for trading on a United States national securities exchange nor approved for listing on Nasdaq or any similar United States system of automated dissemination of quotations of securities prices or traded in over-the-counter securities markets, and no American Depositary Shares or similar instruments for such common stock are so listed or approved for listing in the United States.

      However, a fundamental change will be deemed not to have occurred if:

•	the closing sale price per share of our common stock for any five trading days within:

•	the period of 10 consecutive trading days ending immediately after the later of the fundamental change or the public announcement of the fundamental change, in the case of a fundamental change under clauses (1) or (2) above; or

•	the period of 10 consecutive trading days ending immediately before the fundamental change, in the case of a fundamental change under clause (3) or (4) above,

equals or exceeds 110% of the conversion price of the notes in effect on each such trading day (the “110% trading price exception”); or

•	90% or more of the consideration in the transaction or transactions (other than cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) which otherwise would constitute a fundamental change under clause (1) or (4) above consists of shares of common stock, depositary receipts or other certificates representing common equity interests traded or to be traded immediately following such transaction on a national securities exchange or quoted on the Nasdaq National Market and, as a result of the transaction or transactions, the notes become convertible solely into such common stock, depositary receipts or other certificates representing common equity interests (and any rights attached thereto).

      “Continuing directors” means, as of any date of determination, any member of the board of directors of Six Flags who:

•	was a member of the board of directors on the date of the indenture; or

•	was nominated for election or elected to the board of directors with the approval of a majority of the continuing directors who were members of the board at the time of new director’s nomination or election.

      The definition of “fundamental change” includes a phrase relating to the sale, lease, transfer, conveyance or other disposition, in one or a series of related transactions, of all or substantially all of our assets and those of our subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase the notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of our assets and those of our subsidiaries taken as a whole to another person or group may be uncertain.

Repurchase Right Procedures

      Within 30 days after the occurrence of a fundamental change, we will be required to give notice to all holders of the occurrence of the fundamental change and of their resulting repurchase right. The repurchase date will be between 30 and 60 days after the date we give that notice. The notice will be delivered to the holders at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law, stating, among other things, the procedures that holders must follow to require us to repurchase their notes as described below.

      If holders have the right to cause us to repurchase their notes as described above, we will issue a press release through Dow Jones & Company, Inc. containing the relevant information and make this information available on our web site or through another public medium as we may use at that time.

      To elect to require us to repurchase notes, each holder must deliver the repurchase notice so that it is received by the paying agent no later than the close of business on the second business day immediately prior to the repurchase date, unless we specify a later date. Your repurchase notice must state certain information, including:

•	the certificate numbers of your notes, if certificated, to be delivered for repurchase, or if not certificated, your notice must comply with appropriate procedures of the depositary;

•	the portion of the principal amount of notes to be repurchased, which must be $1,000 or an integral multiple of $1,000; and

•	that the notes are to be repurchased by us pursuant to the applicable provision of the indenture.

      You may withdraw any repurchase notice, in whole or part, by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The notice of withdrawal must state certain information, including:

•	the principal amount of notes being withdrawn;

•	the certificate numbers of the notes, if certificated, being withdrawn, or if not certificated, your notice must comply with appropriate procedures of the depositary; and

•	the principal amount, if any, of the notes that remain subject to the repurchase notice.

      The Exchange Act requires the dissemination of certain information to security holders and that an issuer follow certain procedures if an issuer tender offer occurs, which requirements may apply if the repurchase right summarized above becomes available to holders of the notes. In connection with any offer to require us to repurchase notes as summarized above, we will, to the extent applicable:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act that may then be applicable;

•	file a Schedule TO or any other required schedule or form under the Exchange Act; and

•	comply with all other federal and state securities laws in connection with any offer by us to repurchase the notes.

      Our obligation to pay the repurchase price for notes for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon the holder delivering the notes, together with necessary endorsements, to the paying agent at any time after delivery of the repurchase notice. We will cause the repurchase price for the notes to be paid promptly following the later of the repurchase date or the time of delivery of the notes, together with such endorsements.

      If the paying agent holds money sufficient to pay the repurchase price of the notes for which a repurchase notice has been given on the business day following the repurchase date in accordance with the terms of the indenture, then, immediately after the repurchase date, the notes will cease to be outstanding and interest on the notes will cease to accrue, whether or not the notes are delivered to the paying agent. Thereafter, all other rights of the holder will terminate, other than the right to receive the repurchase price upon delivery of the notes.

Limitations on Repurchase Right

      The repurchase right described above may not necessarily protect holders of the notes if a highly leveraged or another transaction involving us occurs that may adversely affect holders.

      Our ability to repurchase notes in connection with a fundamental change may be limited by a number of factors. The occurrence of certain events that constitute a fundamental change would constitute a default under the Credit Agreement. In that event, borrowing under the Credit Agreement must be repaid in full before any cash distribution may be made to us to fund our repurchase obligations under the indenture and the other Six Flags indentures. Also, certain events that may constitute a change of control under the Credit Agreement and cause a default under that agreement may not constitute a fundamental change under the indenture. Future indebtedness of ours and our subsidiaries may also contain prohibitions of certain events that would constitute a fundamental change or require the indebtedness to be repurchased upon a fundamental change. Our failure to repurchase notes when required would constitute an event of default under the indenture, which would, in turn, constitute a default under substantially all of our and our subsidiaries’ indebtedness. In addition, our ability to repurchase notes may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries and other provisions in the Credit Agreement and other agreements that may govern our other indebtedness outstanding at the time. We cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. See “Risk Factors — Risk Factors Relating to the Notes and Our Common Stock — Holding Company Structure,” “— Restrictive Covenants” and “— Fundamental Change.”

      The fundamental change repurchase provision of the notes may, in certain circumstances, make more difficult or discourage a takeover of our company. See “Risk Factors — Risks Relating to the Notes and Our Common Stock — Anti-takeover Effects.”

Consolidation, Merger and Sale of Assets

      We may not consolidate or merge with or into (whether or not we are the surviving corporation), or sell, assign, transfer, convey or otherwise dispose of all or substantially all of our properties or assets in one or more related transactions to, another corporation, person or entity unless:

•	either (i) we are the surviving corporation or (ii) the entity or the person formed by or surviving the consolidation or merger (if other than us) or to which the sale, assignment, transfer, conveyance or other disposition will have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia;

•	the entity or person formed by or surviving the consolidation or merger (if other than us) or the entity or person to which such sale, assignment, transfer, conveyance or other disposition will have been made assumes all of our obligations under the notes and the indenture pursuant to a supplemental indenture in form reasonably satisfactory to the trustee; and

•	immediately after the transaction, no event of default and no event which, with the passage of time or the giving of notice or both, would become an event of default exists.

      The occurrence of certain of the foregoing transactions could also constitute a fundamental change under the indenture.

      We will not, directly or indirectly, lease all or substantially all of our assets to any person.

      The covenant described above includes a phrase relating to the sale, assignment, transfer, conveyance or other disposition, in one or more related transactions, of all or substantially all of our properties or assets. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. To the extent the meaning of such phrase is uncertain, uncertainty will exist as to whether or not the restrictions on the sale, assignment, transfer, conveyance or other disposition of our assets described above apply to a particular transaction.

Events of Default and Remedies

      Each of the following is an event of default with respect to the notes:

(1) default for 30 days in the payment when due of interest on the notes;

(2) default in payment when due of the principal of or premium, if any, on the notes;

(3) our failure to comply for (a) 30 days with the provisions described under the caption “— Repurchase at the Option of Holders Upon a Fundamental Change” (other than a failure to purchase notes, which is covered by clause (2) above) or (b) 30 days after notice with the provisions described under the caption “— Consolidation, Merger and Sale of Assets” above;

(4) our failure for 60 days after notice to comply with any of our other agreements in the indenture or the notes;

(5) our failure or the failure of any Restricted Subsidiary to pay indebtedness within any applicable grace period after final maturity or the acceleration of any indebtedness by the holders thereof because of a default and the total amount of the indebtedness unpaid or accelerated at any time exceeds $20.0 million;

(6) our failure or the failure of any of our Restricted Subsidiaries to pay final judgments aggregating at any time in excess of $20.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; and

(7) certain events of bankruptcy or insolvency with respect to us, any Restricted Subsidiary that constitutes a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

      “Restricted Subsidiary” means (i) any subsidiary of ours with respect to which an event described in clause (5) or (6) above would cause a default in any of our existing and future unsubordinated, unsecured indebtedness and (ii) any “significant subsidiary” of ours, as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act.

      In the case of an event of default arising from certain events of bankruptcy or insolvency with respect to us, any Restricted Subsidiary that constitutes a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable without further action or notice. If any other event of default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

      Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing default or event of default (except a default or event of default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

      In the case of any event of default occurring by reason of any willful action or inaction taken or not taken by or on behalf of us with the intention of avoiding payment of the premium that we would have had to pay if we then had elected to redeem the notes pursuant to the optional redemption provisions of the indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an event of default occurs prior to May 15, 2010 by reason of any willful action or inaction taken or not taken by or on behalf of us with the intention of avoiding the prohibition on redemption of the notes prior to May 15, 2010, then the premium specified for the twelve months commencing on that date in the indenture will also become immediately due and payable to the extent permitted by law upon the acceleration of the notes.

      The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the holders of all of the notes waive any existing default or event of default and its consequences under the indenture except a continuing default or event of default in the payment of interest on, or the principal of, the notes.

      We are required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any default or event of default, we are required to deliver to the trustee a statement specifying the default or event of default.

Amendment, Supplement and Waiver

      Except as provided in the next two succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer, for the notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

      Without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

(1) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes;

(3) reduce the rate of or change the time for payment of interest on any note;

(4) waive a default or event of default in the payment of principal of or premium, if any, or interest on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount thereof and a waiver of the payment default that resulted from the acceleration);

(5) make any note payable in money other than that stated in the notes;

(6) make any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of notes to receive payments of principal of or premium, if any, or interest on the notes;

(7) waive a redemption payment with respect to any note;

(8) adversely affect the repurchase or conversion rights of holders of the notes; or

(9) make any change in the foregoing amendment and waiver provisions.

      Notwithstanding the preceding, without the consent of any holder of notes, we and the trustee may amend or supplement the indenture or the notes:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated notes in addition to or in place of certificated notes;

(3) to provide for the assumption of our obligations to holders of notes in the case of a merger or consolidation or sale of all or substantially all of our assets;

(4) to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any holder of notes;

(5) to comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6) to provide for conversion rights of holders of notes if any reclassification or change of our common stock or any consolidation, merger or disposition of all or substantially all of our assets occurs; or

(7) to reduce the conversion price, provided that the reduction will not adversely affect the interests of the holders of notes.

Other

      The consent of the holders of notes is not necessary under the indenture to approve the particular form of any proposed modification or amendment. It is sufficient if such consent approves the substance of the proposed modification or amendment. After a modification or amendment under the indenture becomes effective, we are required to mail to the holders a notice briefly describing such modification or amendment. However, the failure to give such notice to all the holders, or any defect in the notice, will not impair or affect the validity of the modification or amendment.

Notes Not Entitled to Consent

      Any notes held by us or by any person directly or indirectly controlling or controlled by or under direct or indirect common control with us will be disregarded (from both the numerator and the denominator) for purposes of determining whether the holders of the requisite aggregate principal amount of the outstanding notes have consented to a modification, amendment or waiver of the terms of the indenture.

Governing Law

      The indenture and the notes will be governed by, and construed in accordance with, the law of the State of New York.

Information Concerning the Trustee and the Transfer Agent

      The Bank of New York, as trustee under the indenture, has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the notes. The Bank of New York is the transfer agent and registrar for our common stock. The trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

Book Entry, Delivery and Form

      The notes will be issued in fully registered form, without coupons, in denominations of $1,000 principal amount and whole multiples of $1,000.

      Except as provided below, the notes will be evidenced by one or more global notes deposited with the trustee as custodian for DTC, and registered in the name of Cede & Co. as DTC’s nominee.

      Record ownership of the global notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. A holder may hold its interests in a global note directly through DTC if such holder is a participant in DTC, or indirectly through organizations which are direct DTC participants if such holder is not a participant in DTC. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC’s rules and procedures and will be settled in same-day funds. Holders may also beneficially own interests in the global notes held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC’s rules and procedures and will be settled in same-day funds.

      So long as Cede & Co., as nominee of DTC, is the registered owner of the global notes, Cede & Co. for all purposes will be considered the sole holder of the global notes. Except as provided below, owners of beneficial interests in the global notes:

•	will not be entitled to have certificates registered in their names;

•	will not receive or be entitled to receive physical delivery of certificates in definitive form; and

•	will not be considered holders of the global notes.

      The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability of an owner of a beneficial interest in a global note to transfer the beneficial interest in the global note to such persons may be limited.

      We will wire, through the facilities of the trustee, payments of principal of and interest on the global notes to Cede & Co., the nominee of DTC, as the registered owner of the global notes. None of Six Flags, the trustee and any paying agent will have any responsibility or be liable for paying amounts due on the global notes to owners of beneficial interests in the global notes.

      It is DTC’s current practice, upon receipt of any payment of principal of and interest on the global notes, to credit participants’ accounts on the payment date in amounts proportionate to their respective beneficial interests in the notes represented by the global notes, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in notes represented by the global notes held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in “street name.”

      If you would like to convert your notes into common stock pursuant to the terms of the notes, you should contact your broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests.

      DTC has advised us that it will take any action permitted to be taken by a holder of notes, including, without limitation, the presentation of notes for conversion as described above, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global notes are credited and only for the principal amount of the notes for which directions have been given.

      Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, your ability to pledge your interest in the notes represented by global notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

      None of Six Flags, the trustee (nor any registrar, paying agent or conversion agent under the indenture) or any of their respective agents will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in global notes.

      DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the underwriter of the notes. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

      Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause notes to be issued in definitive form in exchange for the global notes.

      According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

      The following discussion summarizes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of the notes and, where applicable, our common stock. This summary is based upon current provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations promulgated thereunder and current administrative rulings and court decisions, all as in effect on the date hereof. All of the foregoing authorities are subject to change, possibly on a retroactive basis, and to differing interpretations. We have not requested a ruling from the Internal Revenue Service (the “IRS”) concerning the tax consequences of owning the notes or our common stock. As a result, the IRS could disagree with portions of this discussion.

      This discussion is for general information only and does not treat all aspects of U.S. federal income taxation that may be relevant to the acquisition, ownership and disposition of the notes and our common stock by a prospective investor in light of that investor’s particular circumstances. For example, this discussion does not address the U.S. federal income tax consequences to investors that are subject to special treatment under U.S. federal income tax laws, such as:

•	dealers or traders in securities or foreign currency that use a mark-to-market method of accounting for their holdings;

•	tax-exempt entities;

•	banks, thrifts, insurance companies, regulated investment companies or other financial institutions or “financial services entities;”

•	real estate investment trusts;

•	persons that hold the notes or our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “constructive sale” or other integrated transaction;

•	persons that have a “functional currency” other than the U.S. dollar;

•	“controlled foreign corporations” and “passive foreign investment companies;”

•	foreign persons that, upon conversion, would own 5% or more of our common stock;

•	certain expatriates and former long-term residents of the United States; and

•	partnerships and other pass-through entities (or investors holding interests in partnerships or other pass-through entities) that hold the notes or our common stock.

      In addition, this discussion is limited to U.S. federal income tax consequences to beneficial owners of the notes or our common stock that (i) hold the notes or our common stock as capital assets within the meaning of Section 1221 of the Code and (ii) purchase the notes in this Offering at their “issue price,” which for this purpose is the first price at which a substantial amount of the notes (excluding sales to bond houses, brokers or similar persons acting in the capacity of underwriters, placement agents or wholesalers) is sold to the public for money. Finally, this discussion does not describe any U.S. federal income tax consequences arising out of the U.S. alternative minimum tax laws or the tax laws of any State, local or foreign jurisdiction or, except to a limited extent under the caption “Non-U.S. Holders — Federal Estate Tax,” any possible applicability of the U.S. federal gift or estate tax laws.

U.S. Holders

      For purposes of the following discussion, a “U.S. Holder” is a beneficial owner of one or more of the notes or of our common stock that is:

•	an individual citizen or resident of the United States, including an alien resident who is a lawful permanent resident of the United States or meets the “substantial presence” test under Section 7701(b) of the Code;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the law of the United States or any State thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust, if (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) such trust was treated as a domestic trust on August 19, 1996 and has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Effect of Non-Convertibility Periods

      No statutory, judicial or administrative authority directly addresses the characterization of the notes or instruments similar to the notes for United States federal income tax purposes. As a result, significant aspects of the United States federal income tax consequences of an investment in the notes are not certain. No ruling is being requested from the Internal Revenue Service with respect to the notes and no assurance can be given that the Internal Revenue Service will agree with the treatment described herein.

      According to applicable Treasury Regulations, the possibility of a change in payments on the notes of the kind that would result from an increase in the rate of interest to 10.0% (“increased interest”), as described under “Description of Notes — Non-Convertibility Periods,” will not result in the notes being issued with original issue discount, thus affecting the amount or timing of the interest income recognized by holders of the notes, if such possibility is remote or incidental as of the date the notes are issued. Although the issue is not free from doubt, we intend to take the position that for U.S. federal income tax purposes the possibility of the payment of such increased interest is remote. Such treatment is binding on holders of the notes unless a holder explicitly discloses to the IRS, on the holder’s tax return for the year in which the holder acquired the notes, that the holder is taking a position different from ours. As a result of our determination that the payment of such increased interest is remote, we do not intend to treat such a possibility as affecting the yield to maturity of the notes or as resulting in the notes being treated, for U.S. federal income tax purposes, as having been issued with original issue discount. Accordingly, if in fact we do pay any increased interest to holders of the notes, a U.S. Holder should include any resulting payments in gross income for U.S. federal income tax purposes at the time they accrue or are received in accordance with the holder’s regular method of tax accounting, and such payments should be taxable as ordinary income.

      It is possible that the Internal Revenue Service could disagree with this treatment and seek to apply the regulations governing contingent payment debt obligations. The effect of these Treasury regulations will:

•	require you, regardless of your usual method of tax accounting, to use the accrual method with respect to the notes;

•	result in the accrual of original issue discount by you based on the “comparable yield” of the notes, which will generally be in excess of actual cash received;

•	generally result in ordinary rather than capital treatment of any gain, and to some extent loss, on the sale, exchange, or other disposition of the notes; and

•	result in the conversion of the notes into our common stock being a taxable event to you.

      The remainder of this discussion assumes that the possibility of a holder receiving increased interest is remote.

Stated Interest on the Notes

      For U.S. federal income tax purposes, interest on the notes will be includible in gross income as interest income by a U.S. Holder at the time such interest accrues or is received in accordance with the holder’s regular method of accounting and will be taxable as ordinary income.

Sale, Exchange or Retirement of the Notes for Cash

      Upon a sale, exchange, retirement or other taxable disposition of a note solely for cash (including in connection with a redemption, repurchase or conversion), a U.S. Holder will generally recognize gain or loss. The amount of the gain or loss will generally equal the difference between (i) the amount realized on the disposition (excluding any payment attributable to accrued and unpaid interest, which will be treated as a payment of interest and taxable as ordinary income if not previously included in income by the U.S. Holder) and (ii) the U.S. Holder’s adjusted tax basis in the note. The U.S. Holder’s adjusted tax basis in a note will generally equal the price for which the U.S. Holder purchased the note. The gain or loss thus recognized will be long-term capital gain or loss if the holder has held the note for more than one year at the time of disposition. Currently, long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, generally are subject to a regular U.S. federal income tax rate of 15%. The deductibility of capital losses is subject to limitations.

Conversion of Notes into Common Stock

      A U.S. Holder’s conversion of a Note solely into our common stock will not be a taxable event, except with respect to (i) cash received in lieu of a fractional share of our common stock, if applicable, as to which a U.S. Holder will recognize gain or loss in an amount equal to the difference between the cash received and the holder’s adjusted tax basis allocable to the fractional share, and (ii) common stock attributable to accrued and unpaid interest, as to which the fair market value of the stock will be taxed as a payment of interest, as described above under “U.S. Holders — Stated Interest on the Notes.”

      A U.S. Holder’s tax basis in our common stock received upon the conversion of a note will be the same as the holder’s basis in the note at the time of conversion, reduced by any basis allocable to a fractional share and increased by any amount attributable to accrued and unpaid interest. The U.S. Holder’s holding period for the common stock received will include the holder’s holding period for the note converted, except that the holding period for the common stock received in respect of accrued and unpaid interest will begin on the day after the date of conversion.

Receipt of Cash and Stock Upon Conversion or Repurchase at the Option of the Holder

      If, upon a conversion of a note into our common stock or a repurchase of a note at the option of the holder, we exercise our right to deliver to a U.S. Holder a combination of cash and our common stock, the U.S. federal income tax consequences to the holder are not clear. The two most likely possible tax treatments are the following:

•	treatment as a partial taxable sale of the note, resulting in gain or loss to the U.S. Holder, and a partial tax-free conversion of the note, with the result that the U.S. Holder — based upon a proration of the value of the note between the amount of cash received and the fair market value of our common stock received — would apply the principles described above under, respectively, “U.S. Holders — Sale, Exchange or Retirement of the Notes for Cash” and “U.S. Holders — Conversion of Notes into Common Stock” or

•	treatment as a recapitalization in which the U.S. Holder would recognize gain, but not loss, in an amount equal to the lesser of (i) the amount of cash received (other than in respect of a fractional share, if applicable, or accrued and unpaid interest) and (ii) the amount of gain realized, which would equal any excess of (x) the amount of cash received (other than in respect of a fractional share, if applicable, or of accrued and unpaid interest) plus (y) the fair market value of the common stock received over (z) the holder’s adjusted tax basis in the note.

      Under both of these circumstances, cash received in respect of a fractional share, if applicable, should be treated in the manner described above under “U.S. Holders — Conversion of Notes into Common Stock,” while cash received in respect of accrued and unpaid interest will be treated as described above under “U.S. Holders — Stated Interest on the Notes.”

      A U.S. Holder of one or more notes that receives a combination of cash and our common stock upon a conversion of the notes or a repurchase of the notes at the option of the holder, as described above, is urged to consult the holder’s own tax adviser as to the U.S. federal income tax consequences to the holder.

Constructive Dividends

      The conversion ratio of the notes will be adjusted if we distribute cash in respect of shares of our common stock and in certain other circumstances. An increase in the conversion ratio as a result of our distribution of cash to our common stockholders generally will result in a deemed distribution to U.S. Holders of the notes. Similarly, if we distribute property to our common stockholders (including, for example, distributions of assets or evidences of indebtedness but not distributions of stock dividends or rights to subscribe for our common stock) and as a result of such distributions the conversion price underlying the notes is decreased pursuant to the anti-dilution provisions of the indenture, the decrease would be deemed a distribution to U.S. Holders. Depending on the circumstances, other decreases in the conversion price of the notes may also result in deemed distributions to U.S. Holders. Any such deemed distributions generally will be taxable as dividends to the extent of our earnings and profits. We do not presently have either current or accumulated earnings and profits and there can be no assurance that we will or will not have earnings and profits, as determined for federal income tax purposes, in the future.

      It is not clear, if we had sufficient current or accumulated earnings and profits, whether a constructive dividend deemed paid to a U.S. Holder would be eligible for the preferential rates of U.S. federal income tax that are applicable, under recently enacted legislation, to certain dividends received. It is also unclear whether corporate U.S. Holders would be entitled to claim the dividends received deduction with respect to any such constructive dividends.

Taxation of Distributions on Our Common Stock

      Distributions paid on our common stock received by a U.S. Holder upon the conversion of one or more notes, other than certain pro rata distributions of common shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be includible in gross income by a U.S. Holder when accrued or received according to the holder’s regular method of tax accounting and taxable as ordinary income for U.S. federal income tax purposes. We do not presently have either current or accumulated earnings and profits from which to distribute a dividend, and there is no assurance that we will have current or accumulated earnings and profits in the future from which to make a distribution that would be treated as a dividend for U.S. federal income tax purposes. In certain circumstances, the failure to adjust the conversion price under the indenture following certain distributions to holders of our common stock may result in a deemed distribution taxable to our common stockholders that is taxable in the same manner as an actual distribution.

      Dividends received by certain non-corporate U.S. Holders, including individuals, may be subject to U.S. federal income tax at lower rates than are applicable to other types of ordinary income if certain conditions are met. U.S. Holders are urged to consult their own tax advisers regarding the application of such preferential rates to their particular circumstances.

      If the amount of a distribution on our common stock exceeds the amount of our current and accumulated earnings and profits, the excess will be treated as a tax-free return of a U.S. Holder’s investment, up to the holder’s adjusted tax basis in the stock. Any remaining excess will be treated as capital gain and taxed in a manner similar to the manner described below under “U.S. Holders — Sale or Other Taxable Disposition of Our Common Stock.”

Sale or Other Taxable Disposition of Our Common Stock

      Gain or loss realized by a U.S. Holder upon the sale or other taxable disposition of our common stock received upon the conversion of the notes generally will be recognized for U.S. federal income tax purposes as capital gain or loss and will be long-term capital gain or loss if the holder has held the common stock for more than one year at the time of disposition. The amount of a U.S. Holder’s gain or loss will generally equal the difference between the holder’s adjusted tax basis in the common stock disposed of and the amount realized upon the disposition. Currently, long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, generally are subject to a regular U.S. federal income tax rate of 15%. The deductibility of capital losses is subject to limitations.

Possible Effect of the Adjustment to Conversion Rate Upon a Fundamental Change

      The conclusions in this section and the preceding sections are based in part upon our determination that the possibility of holders of the notes receiving additional consideration as a result of a change in the conversion price pursuant to a Non-Stock Change of Control, as described under “Description of the Notes — Adjustment to Conversion Price Upon a Non-Stock Change of Control,” is remote. If such a possibility were judged not to be remote, the notes could be subject to the rules applicable to contingent payment debt instruments. These rules might require current accrual of income in excess of stated interest, recognition of gain or loss upon conversion, and the treatment of income realized on a taxable disposition of a note, including upon any conversion of the notes, as ordinary income rather than capital gain.

Backup Withholding and Information Reporting

      A U.S. Holder of a note or our common stock may under certain circumstances be subject to information reporting and backup withholding at the then-applicable rate with respect to payments of interest and dividends on, and gross proceeds from a sale or other taxable disposition of, a note or our common stock. Certain persons are exempt from backup withholding, including corporations and tax-exempt entities, provided their exemption is properly established. U.S. Holders of the notes or our common stock are urged to consult their own tax advisers as to their qualification for exemption from backup withholding and the procedures for obtaining such exemption.

      The backup withholding rules apply if a U.S. Holder, among other things, (i) fails to furnish a Social Security number or other taxpayer identification number (“TIN”), certified under penalties of perjury, within a reasonable time after a request therefor; (ii) furnishes an incorrect TIN; (iii) fails to report interest properly; or (iv) fails under certain circumstances to provide a statement, certified under penalties of perjury, that the TIN furnished is the correct TIN and that the holder is not subject to backup withholding. (A holder of a Note or our common stock that does not provide the holder’s TIN may be subject to penalties imposed by the IRS.)

      Backup withholding is not an additional tax. Any amount paid as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability or refunded, provided that the requisite information is timely provided to the IRS.

      Reports will be made to the IRS and to the holders of the notes and our common stock of the amount of any payments of interest that will be made on the notes, dividends on our common stock, or gross proceeds with respect to either, as well as any amounts withheld with respect to the notes and our common stock, during the calendar year.

Non-U.S. Holders

      The following discussion is limited to the U.S. federal income tax and estate tax consequences to a beneficial owner of a note or our common stock that is an individual, corporation, estate or trust, other than a U.S. Holder or a person subject to rates applicable to former citizens and long-term residents of the United States (a “Non-U.S. Holder”).

Our Notes

      All payments on the notes made to a Non-U.S. Holder and any gain realized by a Non-U.S. Holder on a sale or other taxable disposition of the notes will be exempt from U.S. federal withholding and income tax. Likewise, although not entirely free from doubt, any increased interest paid pursuant to a Non-Convertibility

Period, as described above under “U.S. Holders — Possible Effects of Non-Convertibility Periods,” should be exempt from U.S. federal withholding and income tax, provided that:

•	the Non-U.S. Holder (i) does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote, (ii) is not a “controlled foreign corporation” with respect to which we are a “related person” within the meaning of the Code and (iii) is not a bank receiving certain types of interest;

•	prior to the payment of interest, the Non-U.S. Holder certifies under penalties of perjury, on a properly executed Form W-8BEN (or any successor form) as to the holder’s name and address and the fact that the holder is not a U.S. person;

•	the payments are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States;

•	in the case of a Non-U.S. Holder who is a nonresident alien individual, the holder is not present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met; and

•	in the case of gain realized on the sale, exchange, conversion or retirement of a note, we are not, and have not been within the shorter of the five-year period preceding such sale, exchange, conversion or retirement and the period in which the Non-U.S. Holder has held the Notes, a U.S. real property holding corporation; or, if we have been such a corporation, then, within that time, the Non-U.S. Holder has not owned more than 5% of our common stock. We have not made a determination as to whether or not we are a U.S. Real Property Holding Corporation for U.S. federal income tax purposes. A Non-U.S. Holder that has owned more than 5% of our common stock should consult that holder’s own tax advisor as to the U.S. federal income tax consequences to the holder if we were a U.S. real property holding corporation for U.S. federal income tax purposes.

Conversion Into Our Common Stock

      A Non-U.S. Holder’s conversion of one or more of the notes into our common stock will not be a taxable event. However, to the extent that upon conversion the holder receives cash in lieu of a fractional share of our common stock or is deemed to receive common stock attributable to accrued and unpaid interest, any such gain or interest would be subject to the treatment described above under “Non-U.S. Holders — Our Notes.”

Our Common Stock

      Dividends (including constructive dividends, as described above under “U.S. Holders — Constructive Dividends”) paid or deemed paid to a Non-U.S. Holder of our common stock generally will be subject to U.S. withholding at a rate of 30%, subject to reduction under any applicable income tax treaty and subject to the discussion below of income effectively connected with the conduct of a trade or business within the United States. In order to obtain a reduced rate of withholding, a Non-U.S. Holder will be required to provide a properly executed IRS Form W-8BEN (or any successor form) certifying its entitlement to benefits under a treaty. Distributions to Non-U.S. Holders with respect to our common stock (including constructive distributions with respect to the Notes) will be taxable as dividends to the extent of earnings and profits. We do not presently have either current or accumulated earnings and profits and there can be no assurance that we will or will not have earnings and profits, as determined for federal income tax purposes, in the future. A Non-U.S. Holder subject to withholding under such circumstances is urged to consult the holder’s own tax adviser as to whether the holder can obtain a refund for all or part of the amounts withheld.

      A Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized upon the sale or other disposition of our common stock received upon conversion of a note, unless:

•	the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States;

•	in the case of a Non-U.S. Holder who is a nonresident alien, the individual is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met; or

•	in the case of gain upon the sale, exchange, conversion or retirement of our common stock received upon conversion or repurchase of a note, we are or have been a U.S. real property holding corporation at some time within the shorter of the five-year period preceding the sale, exchange, conversion or retirement of the common stock and the period in which the Non-U.S. Holder has held the common stock and the Note, and the Non-U.S. Holder has owned more than 5% of our common stock within that time. We have not made a determination as to whether or not we are a U.S. Real Property Holding Corporation for U.S. federal income tax purposes. A non-U.S. Holder that has owned more than 5% of our common stock should consult that holder’s own tax advisor as to the U.S. federal income tax consequences to the holder if we were U.S. real property holding corporation for U.S. federal income tax purposes.

U.S. Trade or Business

      For purposes of the discussion below, income or gain generally is considered U.S. trade or business income if such gain is:

•	effectively connected with a Non-U.S. Holder’s conduct of a trade or business within the United States; and

•	in the case of a treaty resident, attributable to a U.S. permanent establishment (or, in the case of an individual, a fixed base) maintained by the Non-U.S. Holder in the United States.

      If a Non-U.S. Holder of a note or our common stock is engaged in a trade or business within the United States, and if payments on a note, dividends on our common stock or gains on the disposition of a Note or our common stock are effectively connected with the conduct of the U.S. trade or business, the Non-U.S. Holder generally will be taxed in the manner described above under “U.S. Holders.” Non-U.S. Holders engaged in a U.S. trade or business are urged to consult their own tax advisers concerning other possible tax consequences of the ownership of the notes or our common stock, including, for Non-U.S. Holders that are corporations, the possible application of a branch profits tax at a rate of 30% (subject to reduction by any applicable income tax treaty) on their effectively connected income.

Federal Estate Tax

      Any note held (or deemed held) by an individual who is a Non-U.S. Holder at the time of his or her death will not be subject to U.S. federal estate tax, provided that payments on such Note are exempt from U.S. federal withholding, as described under “Non-U.S. Holders — Our Notes” (without regard to that section’s certification requirements). However, our common stock held by an individual who is a Non-U.S. Holder at the time of death will be included in the gross estate of the holder for U.S. federal estate tax purposes unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

      We must report annually to the IRS and to each Non-U.S. Holder any interest or dividends that are paid to the Non-U.S. Holder. Copies of these information returns may also be made available, under the provisions of a specific treaty or other agreement, to the tax authorities of the country in which the Non-U.S. Holder resides.

      Treasury Regulations provide that backup withholding and certain information reporting will not apply to payments of interest or dividends with respect to which either the requisite certification has been received as to the fact that the Non-U.S. Holder is not a U.S. person, as described above under “Non-U.S. Holders — Our Notes,” or an exemption has otherwise been established, provided that neither we nor our paying agent have actual knowledge or reason to know that the claimed Non-U.S. Holder is in fact a U.S. person or that the conditions of any other exemption are not in fact satisfied.

      In the case of a payment to or for the benefit of a Non-U.S. Holder of gross proceeds from a sale or other taxable disposition of the notes or our common stock, if the payment is made to or through the U.S. office of any broker, U.S. or foreign, the payment will be subject to information reporting and possible backup withholding unless the Non-U.S. Holder certifies under penalties of perjury as to its status as a non-U.S. person or otherwise establishes an exemption and the broker does not have actual knowledge or reason to know that the claimed Non-U.S. Holder is in fact a U.S. person or that the conditions of any other exemption are not in fact satisfied.

      In the case of a payment to or for the benefit of a Non-U.S. Holder, if the payment is made to or through a non-U.S. office of a non-U.S. broker, the payment will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (and is thus a “U.S. related person”).

      However, in the case of a payment to or for the benefit of a Non-U.S. Holder of the gross proceeds of a sale or other taxable disposition of the notes or our common stock, if the payment is made to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the payment will be subject to information reporting (though not backup withholding) unless the broker has documentary evidence in its files that the claimed Non-U.S. Holder is in fact a Non-U.S. Holder and the broker has no actual knowledge or reason to know to the contrary.

      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a Non-U.S. Holder’s U.S. federal income tax liability, provided that the requisite information is timely provided to the IRS.

      THE PRECEDING DISCUSSION OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP, CONVERSION, AND DISPOSITION OF THE NOTES OR OUR COMMON STOCK IS GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. EACH INVESTOR IS URGED TO CONSULT THAT INVESTOR’S OWN TAX ADVISER AS TO THE PARTICULAR CONSEQUENCES TO IT OF PURCHASING, HOLDING, CONVERTING, AND DISPOSING OF THE NOTES AND, WHERE APPLICABLE, OUR COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY FEDERAL, STATE, LOCAL OR FOREIGN TAX LAWS AND ANY PROPOSED CHANGES IN APPLICABLE LAW.

UNDERWRITING

General

      We have entered into an underwriting agreement with Lehman Brothers Inc. as underwriter. Subject to the terms and conditions of the underwriting agreement, the underwriter has agreed to purchase from us, and we have agreed to sell to the underwriter, all of the notes (other than those covered by the over-allotment option described below) offered hereby. Subject to the terms and conditions of the underwriting agreement, the underwriter is committed to take and pay for all of the notes (other than those covered by the over-allotment option described below), if any are taken, and has agreed to resell such notes to purchasers as described in this section.

Commission and Expenses

      The underwriting agreement provides that the obligation of the underwriter to pay for and accept delivery of the notes is subject to certain conditions, which include that:

•	the representations and warranties made by us to the underwriter are true;

•	there is no material change in the financial markets; and

•	we deliver customary closing documents to the underwriter.

      The underwriter has advised us that it proposes to offer the notes directly to the public at the public offering price presented on the cover page of this prospectus supplement, and to selected dealers at the public offering price less a selling concession not in excess of 1.8% of the principal amount. The underwriter may allow, and the selected dealers may reallow, a concession not in excess of 1.8% of the principal amount to brokers and dealers. After the offering of the notes, the underwriter may change the offering price and other selling terms.

      The following table shows the underwriting discount that we are to pay to the underwriter in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase additional notes to cover over-allotments.

	No Exercise	Full Exercise

Per note	$30	$30
Total	$7,800,000	$8,970,000

      We estimate that the total expenses of this offering, excluding underwriting discounts, will be approximately $1,000,000.

Over-Allotment Option

      We have granted to the underwriter an option to purchase up to an aggregate of an additional $39,000,000 million principal amount of notes at the public offering price less the underwriting discount shown on the cover page of this prospectus supplement to cover over-allotments, if any. Any additional purchases must be consummated on or before 30 days after the original issuance of the notes.

Indemnification

      The underwriting agreement provides that we will indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and will contribute to any payments the underwriter may be required to make for such liabilities.

Lock-Up Agreements

      We have agreed, except as contemplated by this offering and subject to certain exceptions, not to offer for sale, sell, pledge or otherwise dispose of any of our equity securities (other than common stock to be issued in the ordinary course under our employee benefit plans, qualified stock option plans or other employee compensation plans existing on the date hereof or pursuant to currently outstanding options, warrants or rights or upon the conversion of our outstanding PIERS, and other than common stock issued as consideration to any seller of assets or stock that we acquire, subject to certain limitations), any securities convertible into or exchangeable for our common stock or substantially similar securities (other than the notes), or sell or grant options, warrants or rights with respect to any shares of common stock or securities convertible into or exchangeable for common stock (other than the grant of options, warrants or rights pursuant to option plans existing on the date hereof) for a period of 90 days from the date of this prospectus supplement without the prior written consent of Lehman Brothers Inc.

      Certain of our executive officers and directors have agreed pursuant to lock-up agreements that, without the prior written consent of Lehman Brothers Inc., they will not, except in certain limited circumstances, directly or indirectly, offer for sale, sell, pledge or otherwise dispose of any shares of our common stock or any securities convertible into or exchangeable for our common stock or our other capital stock or sell or grant options, warrants or rights with respect to any shares of common stock or securities convertible into or exchangeable for common stock, for a period of 90 days from the date of this prospectus supplement.

Listing

      The notes are new securities for which there is currently no market. The notes will not be listed on any securities exchange or automated quotation system. The underwriter has advised us that they currently intend to make a market in the notes. The underwriter is not obligated, however, to make a market in the notes and any such market making may be discontinued at any time at the sole discretion of the underwriter. Accordingly, we cannot assure the liquidity of, or trading market for, the notes.

Stamp Taxes

      Purchasers of the notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page of this prospectus supplement.

Stabilization and Short Positions

      The underwriter may engage in over-allotment and stabilizing transactions or purchases for the purpose of pegging, fixing or maintaining the price of the notes and our common stock, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended:

•	Over-allotment involves sales by the underwriter of notes in excess of the number of notes the underwriter is obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of notes overallotted by the underwriter is not greater than the number of notes that it may purchase with its option to purchase additional notes. In a naked short position, the number of notes involved is greater than the number of notes that it may purchase with its option to purchase additional notes. The underwriter may close out any short position by either exercising its option and/or purchasing notes in the open market. In determining the source of notes to close out the short position, the underwriter will consider, among other things, the price of notes available for purchase in the open market as compared to the price at which it may purchase notes through its option. If the underwriter sells more notes than could be covered by its option, a naked short position, the position can only be closed out by buying notes in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.

      These stabilizing transactions and syndicate covering transactions may have the effect of raising or maintaining the market price of our notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise.

      Neither we nor the underwriter make any representations or predictions as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor the underwriter make any representation that the underwriter will engage in such transactions or that such transactions will not be discontinued without notice, once they are commenced.

Electronic Distribution

      This prospectus supplement in electronic format may be made available on the Internet sites or through other online services maintained by the underwriter or by its affiliates. In these cases, prospective investors may view offering terms online and prospective investors may be allowed to place orders online. The underwriter may agree with us to allocate a specific principal amount of notes for the sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriter on the same basis as other allocations.

      Other than this prospectus supplement in electronic format, the information on the underwriter’s websites and any information contained in any other website maintained by the underwriter are not a part of this prospectus supplement and have not been approved and/or endorsed by us or the underwriter in its capacity as underwriter and should not be relied upon by investors.

Relationships

      From time to time, Lehman Brothers Inc. and its affiliates have provided investment and commercial banking or financial advisory services to us, for which it and they have received customary fees and commissions, and expects to provide these services to us in the future, for which it and they expect to receive customary fees and commissions. Lehman Brothers Inc. has acted as an underwriter or initial purchaser of one or more of our previous offerings and received customary fees in connection with those offerings. In addition, affiliates of Lehman Brothers, Inc. are lenders under the Credit Agreement. An affiliate of Lehman Brothers Inc. also serves as administrative agent under the Credit Agreement.

LEGAL MATTERS

      Weil, Gotshal & Manges LLP, New York, New York has passed upon the validity of the notes on behalf of us. Certain legal matters relating to the notes will be passed upon for the underwriter by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

      The consolidated financial statements of Six Flags, Inc. and subsidiaries as of December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, included herein and upon the authority of said firm as experts in accounting and auditing. The audit report refers to changes in the method of accounting for investments in certain variable interest entities in 2003, accounting for goodwill and other intangible assets in 2002 and accounting for derivative instruments and hedging activity in 2001.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. Our Common Stock and PIERS are listed on the New York Stock Exchange. Our reports, proxy statements and other information can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      We are “incorporating by reference” the documents listed below which we have filed with the SEC, which means we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement. We incorporate by reference the documents listed below:

      1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

      2. Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004;

      3. Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2004;

      4. Our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004;

      5. Our Current Reports on Form 8-K filed on April 22, 2004, April 30, 2004, May 19, 2004, September 15, 2004, November 15, 2004 and November 16, 2004; and

      6. All documents that we file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all notes have been sold.

You may also request a copy of those filings, at no cost, by writing or telephoning us at the following:

Six Flags, Inc.
122 E. 42nd Street
49th Floor
New York, New York 10168
Attn: James M. Coughlin, General Counsel
Telephone: (212) 599-4690

Copies of these filings are available free of charge through our website (www.sixflags.com) as soon as reasonably practicable after we electronically file the material with, or furnish it to, the SEC. Our website is not a part of this prospectus supplement and is not incorporated by reference herein.

      Information that we file later with the SEC and that is incorporated by reference in this prospectus supplement will automatically update and supersede information contained in this prospectus supplement as if that information were included in this prospectus supplement.

      You should rely only upon the information provided, or incorporated by reference, in this prospectus supplement. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus supplement is accurate as of any date other than the dates specified in this prospectus supplement.

      We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended, covering the securities described in this prospectus supplement. This prospectus supplement does not contain all of the information included in the registration statement. Any statement made in this prospectus supplement concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document. Copies of documents described herein are available free of charge upon request as provided in the preceding paragraph.

      This prospectus supplement is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in the base prospectus in one or more offerings up to a total dollar amount of $1.0 billion, of which $717.5 million have been sold prior to this offering.

SIX FLAGS, INC.

SIX FLAGS, INC.

CONSOLIDATED BALANCE SHEETS

	September 30, 2004	December 31, 2003

	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$177,459,000	$98,189,000
Accounts receivable	62,468,000	27,836,000
Inventories	32,405,000	23,694,000
Prepaid expenses and other current assets	28,399,000	31,093,000
Restricted-use investment securities	—	317,913,000

Total current assets	300,731,000	498,725,000
Other assets:
Debt issuance costs	43,380,000	55,062,000
Deposits and other assets	32,035,000	28,104,000

Total other assets	75,415,000	83,166,000
Property and equipment, at cost	2,860,333,000	2,808,079,000
Less accumulated depreciation	817,817,000	718,059,000

Total property and equipment	2,042,516,000	2,090,020,000

Assets held for sale	—	770,689,000
Intangible assets, net of accumulated amortization	1,232,063,000	1,240,171,000

Total assets	$3,650,725,000	$4,682,771,000

LIABILITIES & STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$42,089,000	28,754,000
Accrued liabilities	79,265,000	60,639,000
Accrued interest payable	41,319,000	47,846,000
Deferred income	21,201,000	6,441,000
Debt called for prepayment	—	301,200,000
Current portion of long-term debt	16,355,000	19,011,000

Total current liabilities	200,229,000	463,891,000
Long-term debt	2,104,460,000	2,354,194,000
Minority interest	83,741,000	64,793,000
Liabilities from discontinued operations	—	69,130,000
Other long-term liabilities	34,374,000	43,311,000
Deferred income taxes	11,713,000	44,283,000
Mandatorily redeemable preferred stock (redemption value of $287,500,000)	281,964,000	281,119,000
Stockholders’ equity:
Preferred stock of $1.00 par value	—	—
Common stock of $.025 par value	2,326,000	2,315,000
Capital in excess of par value	1,750,741,000	1,747,425,000
Accumulated deficit	(794,112,000)	(422,357,000)
Deferred compensation	(2,844,000)	—
Accumulated other comprehensive income (loss)	(21,867,000)	34,667,000

Total stockholders’ equity	934,244,000	1,362,050,000

Total liabilities & stockholders’ equity	$3,650,725,000	4,682,771,000

See accompanying notes to consolidated financial statements.

SIX FLAGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Nine Months Ended September 30, 2004 and 2003

	Nine Months Ended September 30,

	2004	2003

	(Unaudited)
Revenue:
Theme park admissions	$499,922,000	$520,682,000
Theme park food, merchandise and other	428,711,000	429,744,000

Total revenue	928,633,000	950,426,000

Operating costs and expenses:
Operating expenses	366,173,000	349,254,000
Selling, general and administrative	171,698,000	177,462,000
Noncash compensation (primarily selling, general and administrative)	482,000	76,000
Costs of products sold	79,061,000	75,978,000
Depreciation	110,313,000	105,664,000
Amortization	976,000	789,000

Total operating costs and expenses	728,703,000	709,223,000

Income from operations	199,930,000	241,203,000

Other income (expense):
Interest expense	(148,453,000)	(160,619,000)
Interest income	2,635,000	1,426,000
Minority interest in earnings	(41,696,000)	(39,927,000)
Early repurchase of debt	(31,862,000)	(27,592,000)
Other income (expense)	(19,373,000)	(1,347,000)

Total other income (expense)	(238,749,000)	(228,059,000)

Income (loss) from continuing operations before income taxes	(38,819,000)	13,144,000
Income tax expense	28,898,000	8,899,000

Income (loss) from continuing operations	(67,717,000)	4,245,000
Discontinued operations, inclusive of tax benefit of $57,387,000 in 2004 and tax expense of $4,067,000 in 2003	(287,561,000)	13,554,000

Net income (loss)	$(355,278,000)	$17,799,000

Net income (loss) applicable to common stock	$(371,756,000)	$1,320,000

Weighted average number of common shares outstanding — basic and diluted:	93,034,000	92,617,000

Net income (loss) per average common share outstanding — basic and diluted:
Loss from continuing operations	$(0.90)	$(0.13)
Discontinued operations, inclusive of tax benefit	(3.10)	0.14

Net income (loss)	$(4.00)	$0.01

See accompanying notes to consolidated financial statements.

SIX FLAGS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Nine Months Ended September 30, 2004 and 2003

	Nine Months Ended September 30,

	2004	2003

	(Unaudited)
Net income (loss)	$(355,278,000)	$17,799,000
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	(17,363,000)	44,507,000
Net change in fair value of derivative instruments	(785,000)	(5,497,000)
Reclassifications of amounts taken to operations	(38,386,000)	6,552,000

Comprehensive income (loss)	$(411,812,000)	$63,361,000

See accompanying notes to consolidated financial statements.

SIX FLAGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Nine Months Ended September 30, 2004 and 2003

	Nine Months Ended September 30,

	2004	2003

	(Unaudited)
Cash flow from operating activities:
Net income (loss)	$(355,278,000)	$17,799,000
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	111,289,000	106,453,000
Minority interest in earnings	41,696,000	39,927,000
Partnership and joint venture distributions	(22,748,000)	(23,789,000)
Noncash compensation	482,000	76,000
Interest accretion on notes payable	383,000	10,040,000
Early repurchase of debt	31,862,000	27,592,000
Loss on discontinued operations	256,545,000	1,194,000
Amortization of debt issuance costs	6,081,000	6,238,000
Other including loss on disposal of assets	19,543,000	1,001,000
Increase in accounts receivable	(34,632,000)	(41,627,000)
(Increase) decrease in inventories, prepaid expenses and other current assets	(6,017,000)	9,164,000
Decrease in deposits and other assets	1,698,000	4,695,000
Increase in accounts payable, deferred income, accrued liabilities and other long-term liabilities	45,345,000	38,300,000
Increase (decrease) in accrued interest payable	(6,527,000)	8,488,000
Deferred income tax expense	24,937,000	5,984,000

Total adjustments	469,937,000	193,736,000

Net cash provided by operating activities	114,659,000	211,535,000

Cash flow from investing activities:
Additions to property and equipment	(82,088,000)	(87,947,000)
Purchase of identifiable intangible assets	(500,000)	—
Capital expenditures of discontinued operations	(2,169,000)	(12,706,000)
Acquisition of theme park assets	—	(5,764,000)
Purchase of restricted-use investments	—	(342,000)
Maturities of restricted-use investments	317,913,000	75,111,000
Proceeds from sale of discontinued operations	314,456,000	—
Proceeds from sale of assets	12,866,000	14,000

Net cash provided by (used in) investing activities	560,478,000	(31,634,000)

Cash flow from financing activities:
Repayment of long-term debt	(988,786,000)	(694,694,000)
Proceeds from borrowings	411,000,000	670,800,000
Payment of cash dividends	(15,633,000)	(15,633,000)
Payment of debt issuance costs	(2,448,000)	(9,070,000)

Net cash used in financing activities	(595,867,000)	(48,597,000)
Effect of exchange rate changes on cash	—	(97,000)

Increase in cash and cash equivalents	79,270,000	131,207,000
Cash and cash equivalents at beginning of year	98,189,000	31,307,000

Cash and cash equivalents at end of period	$177,459,000	$162,514,000

Supplemental cashflow information:
Cash paid for interest	$148,514,000	$135,793,000

Cash paid for income taxes	$2,894,000	$2,505,000

See accompanying notes to consolidated financial statements.

SIX FLAGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	General — Basis of Presentation

      We own and operate regional theme and water parks. As used in this Report, unless the context requires otherwise, the terms “we,” “our” or “Six Flags” refer to Six Flags, Inc. and its consolidated subsidiaries. As used herein, Holdings refers only to Six Flags, Inc., without regard to its subsidiaries.

      As of September 30, 2004, we owned or operated 30 parks, including 28 domestic parks, one park in Mexico and one in Canada. As of that date, we also managed one park in Europe. In April 2004 we sold in two separate transactions our seven wholly-owned parks in Europe and Six Flags Worlds of Adventure in Ohio. The accompanying consolidated financial statements as of and for the three and nine months ended September 30, 2003 and the nine months ended September 30, 2004 reflect the results of the sold facilities for the periods prior to April 8, 2004 as discontinued operations. See Note 3.

      Management’s Discussion and Analysis of Financial Condition and Results of Operations which follows these notes contains additional information on our results of operations and our financial position. Those comments should be read in conjunction with these notes. Our annual report on Form 10-K for the year ended December 31, 2003 includes additional information about us, our operations and our financial position, and should be referred to in conjunction with this quarterly report on Form 10-Q. The information furnished in this report reflects all adjustments (which are normal and recurring, except for the deferred tax asset valuation allowance discussed below and the write-off of our investment and related intangible assets relating to the park we manage in Spain (See Note 3)), which are, in the opinion of management, necessary to present a fair statement of the results for the periods presented.

      Results of operations for the nine-month period ended September 30, 2004 is not indicative of the results expected for the full year. In particular, our theme park operations contribute a significant majority of their annual revenue during the period from Memorial Day to Labor Day each year, while expenses are incurred year-round.

Basis of Presentation

      The consolidated financial statements include our accounts, our majority and wholly owned subsidiaries, and limited partnerships and limited liability companies in which we beneficially own 100% of the interests.

      We also consolidate the partnerships and joint ventures that own Six Flags Over Texas, Six Flags Over Georgia, Six Flags White Water Atlanta and Six Flags Marine World as we have determined that we have the most significant economic interest as we receive a majority of these entity’s expected losses or expected residual returns and have the ability to make decisions that significantly affect the results of the activities of these entities. The equity interests owned by nonaffiliated parties in these entities are reflected in the accompanying consolidated balance sheets as minority interest. The portion of earnings or loss from these parks owned by non-affiliated parties in these entities is reflected as minority interest in the accompanying consolidated statements of operations and in the consolidated statements of cash flows. The 2003 consolidated financial statements have been reclassified to consolidate these entities in order to enhance the comparability to the 2004 presentation.

Long-Lived Assets

      We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or group of assets to future net cash flows expected to be generated by the asset or group of assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

SIX FLAGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Derivative Instruments

      In February 2000, we entered into three interest rate swap agreements that effectively convert $600,000,000 of the term loan component of the Credit Facility (see Note 4(b)) into a fixed rate obligation. The terms of the agreements, as subsequently extended, each of which has a notional amount of $200,000,000, began in March 2000 and expire from March 2005 to June 2005. Our term loan borrowings bear interest based upon LIBOR plus a fixed margin. Our interest rate swap arrangements were designed to “lock-in” the LIBOR component at rates, after a February 2001 amendment and prior to a subsequent March 6, 2003 amendment, ranging from 5.13% to 6.07% (with an average of 5.46%) and after March 6, 2003, 2.065% to 3.50% (with an average of 3.01%). The counterparties to these transactions are major financial institutions, which minimizes the credit risk.

      FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge for accounting purposes. The accounting for changes in the fair value of a derivative (that is gains and losses) depends on the intended use of the derivative and the resulting designation.

      During the first nine months of 2004 and 2003, we have designated all of the interest rate swap agreements as cash-flow hedges.

      We formally document all relationships between hedging instruments and hedged items, as well as our risk-management objective and our strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash-flow hedges to forecasted transactions. We also assess, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

      Changes in the fair value of a derivative that is effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss), until operations are affected by the variability in cash flows of the designated hedged item. Changes in fair value of a derivative that is not designated as a hedge are recorded in operations on a current basis.

      During the first nine months of 2004 and 2003, there were no gains or losses reclassified into operations as a result of the discontinuance of hedge accounting treatment for any of our derivatives.

      By using derivative instruments to hedge exposures to changes in interest rates, we are exposed to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. To mitigate this risk, the hedging instruments are placed with counterparties that we believe are minimal credit risks.

      Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, commodity prices, or currency exchange rates. The market risk associated with interest rate swap agreements is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

      We do not hold or issue derivative instruments for trading purposes. Changes in the fair value of derivatives that are designated as hedges are reported on the consolidated balance sheet in “Accumulated other comprehensive income (loss)” (“AOCL”). These amounts are reclassified to interest expense when the forecasted transaction takes place.

      From February 2001 through September 2004, the critical terms, such as the index, settlement dates, and notional amounts, of the derivative instruments were substantially the same as the provisions of our hedged

SIX FLAGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

borrowings under the Credit Facility. As a result, no ineffectiveness of the cash-flow hedges was recorded in the consolidated statements of operations.

      As of September 30, 2004, approximately $2,504,000 of net deferred losses on derivative instruments accumulated in AOCL are expected to be reclassified to operations during the next 12 months. Transactions and events expected to occur over the next 12 months that will necessitate reclassifying these derivatives’ losses to operations are the periodic payments that are required to be made on outstanding borrowings. The maximum term over which we are hedging exposures to the variability of cash flows for commodity price risk is 8 months.

Income Taxes

      As of December 31, 2003, we had a net deferred tax liability of $44.3 million. During the nine months ended September 30, 2004, less than expected financial reporting results, including losses previously recorded on the sale of the Cleveland and European assets, caused aggregate deferred tax assets (primarily consisting of net operating loss carryovers) to exceed deferred tax liabilities (primarily consisting of cumulative accelerated tax depreciation). We are required to reduce our deferred tax assets with a valuation allowance to the extent management determines that it is more likely than not that our net deferred tax assets ultimately will not be realized. It was determined that a valuation allowance should be applied to our U.S. net deferred tax assets attributable to losses beginning in the third quarter of 2004. As a result, our third quarter 2004 results with respect to U.S. business were affected by the establishment of a $39.2 million valuation allowance. Management anticipates that valuation allowances also will be recorded to reduce deferred tax assets resulting from future losses. With respect to foreign operations, gross tax assets were utilized to reduce gross deferred tax liabilities in Canada and Mexico. The net deferred tax liabilities in those jurisdictions were not reduced by the Company’s net deferred tax assets in the U.S. because U.S. tax benefits cannot be utilized in those jurisdictions. Should we subsequently determine that we will not be able to utilize all or part of our gross tax assets to offset our gross deferred tax liabilities, an additional valuation allowance will be required. If, on the other hand, we determine in a future period that we will be able to utilize net operating losses that were previously offset with a valuation allowance, the valuation allowance would be reduced or reversed in that period.

Income (Loss) Per Share

      The following table reconciles the weighted average number of common shares outstanding used in the calculations of basic and diluted income (loss) per share for the nine month periods ended September 30, 2004 and 2003, respectively. The effect of potential common shares issuable upon the exercise of employee stock options on the weighted average number of shares on a diluted basis for the nine months ended September 30, 2004 did not include the effects of the potential exercise of 6,548,000 options as the option price was in excess of the average common stock price for the period. The effect of potential common shares issuable upon the exercise of employee stock options on the weighted average number of shares on a diluted basis for the nine months ended September 30, 2003 did not include the effects of the potential exercise of 7,350,000 options, as the option price was in excess of the average common stock price for the period. Additionally, the weighted average number of shares of Common Stock on a diluted basis for the nine-month periods does not include the effect of the potential conversion of the Company’s convertible preferred stock as the effect of such conversion and the resulting decrease in preferred stock dividends is antidilutive. Our Preferred Income Equity Redeemable Shares (“PIERS”), which are shown as mandatorily redeemable

SIX FLAGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

preferred stock on our consolidated balance sheets, were issued in January 2001 and are convertible into 13,789,000 shares of common stock.

	Nine Months Ended
	September 30,

	2004	2003

Weighted average number of common shares outstanding — basic	93,034,000	92,617,000
Effect of potential common shares issuable upon the exercise of employee stock options	—	—
Effect of potential common shares issuable upon conversion of preferred stock	—	—

Weighted average number of common shares outstanding — diluted	93,034,000	92,617,000

Stock Compensation

      We apply the intrinsic-value based method of accounting prescribed by APB Opinion No. 25 and related interpretations in accounting for our stock option plans. Under this method, compensation expense for unconditional employee stock options is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. For employee stock options that are conditioned upon the achievement of performance goals, compensation expense, as determined by the extent that the quoted market price of the underlying stock at the time that the condition for exercise is achieved exceeds the stock option exercise price, is recognized over the service period. For stock options issued to nonemployees, we recognize compensation expense at the time of issuance based upon the fair value of the options issued. At September 30, 2004, there were 6,653,400 stock options outstanding, of which 2,589,400 options had an exercise price of $17.50 per share and 2,704,000 options had an exercise price of $25.00 per share. At September 30, 2003, there were 7,445,010 stock options outstanding, of which 2,906,600 options had an exercise price of $17.50 per share and 3,078,000 options had an exercise price of $25.00 per share.

SIX FLAGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      No compensation cost has been recognized for the unconditional stock options in the consolidated financial statements. Had we determined compensation cost based on the fair value at the grant date for all our unconditional stock options under SFAS 123, “Accounting for Stock Based Compensation,” and as provided for under SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure, an Amendment of FASB Statement No. 123,” our net income (loss) applicable to common stock would have been changed to the pro forma amounts below:

	Nine Months Ended
	September 30,

	2004	2003

	(In thousands)
Net income (loss) applicable to common stock:
As reported	$(371,756)	$1,320
Add: Noncash compensation	482	76
Add: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,658)	(9,896)

Pro forma	$(372,932)	$(8,500)

Net income (loss) per weighted average common share outstanding — basic:
As reported	$(4.00)	$.01
Pro forma	$(4.01)	$(.09)

Net income (loss) per weighted average common share outstanding — diluted:
As reported	$(4.00)	$.01
Pro forma	$(4.01)	$(.09)

2.	Preferred Stock

      In January 2001, we issued 11,500,000 PIERS, for proceeds of $277,834,000, net of the underwriting discount and offering expenses of $9,666,000. We used the net proceeds of the offering to fund our acquisition in that year of the former Sea World of Ohio, to repay borrowings under the working capital revolving credit portion of our senior credit facility (see Note 4(b)) and for working capital. Each PIERS represents one one-hundredth of a share of our 7 1/4% mandatorily redeemable preferred stock (an aggregate of 115,000 shares of preferred stock). The PIERS accrue cumulative dividends (payable, at our option, in cash or shares of common stock) at 7 1/4% per annum (approximately $20,844,000 per annum).

      Prior to August 15, 2009, each of the PIERS is convertible at the option of the holder into 1.1990 common shares (equivalent to a conversion price of $20.85 per common share), subject to adjustment in certain circumstances (the “Conversion Price”). At any time on or after February 15, 2004 and at the then applicable conversion rate, we may cause the PIERS, in whole or in part, to be automatically converted if for 20 trading days within any period of 30 consecutive trading days, including the last day of such period, the closing price of our common stock exceeds 120% of the then prevailing Conversion Price. On August 15, 2009, the PIERS are mandatorily redeemable in cash equal to 100% of the liquidation preference (initially $25.00 per PIERS), plus any accrued and unpaid dividends.

3.	Disposition of Theme Parks

      On April 8, 2004, we sold substantially all of the assets used in the operation of Six Flags World of Adventure near Cleveland, Ohio (other than the marine and land animals located at that park and certain

SIX FLAGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

assets related thereto) for a cash purchase price of $144.3 million. In a separate transaction, on the same date, we sold all of the stock of Walibi S.A., our wholly-owned subsidiary that owned the seven parks we owned in Europe. The purchase price was approximately $200 million, of which Euro 10.0 million ($12.1 million as of April 8, 2004) was received in the form of a nine and one-half year note from the buyer, and $11.6 million represented the assumption of certain debt by the buyer, with the balance paid in cash. Net cash proceeds from these transactions have primarily been used to pay down debt and to fund investments in our remaining parks. Through September 30, 2004, approximately $248,289,000 of debt had been repaid with such proceeds, not including the debt assumed by the buyer of our European parks.

      Pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” our consolidated financial statements have been reclassified for all periods presented to reflect the operations, assets and liabilities of the parks sold as discontinued operations. The assets and liabilities of such operations have been classified as “Assets held for sale” and “Liabilities from discontinued operations” on the December 31, 2003 consolidated balance sheet and consist of the following:

December 31, 2003

(In thousands)
Current assets	$39,908
Property, plant and equipment, net	658,974
Other assets	71,807

Total assets held for sale	$770,689

Current liabilities	$42,710
Long term debt	11,998
Deferred tax liabilities	14,422

Total liabilities from discontinued operations	$69,130

      The net income (loss) from discontinued operations was classified on the consolidated statements of operations for the nine months ended September 30, 2003 and the nine months ended September 30, 2004 as “Discontinued operations, inclusive of tax.” Summarized results of discontinued operations are as follows:

	Nine Months Ended
	September 30,

	2004	2003

	(In thousands)
Operating revenue	$3,286	$173,264

Loss on sale of discontinued operations	$(310,281)	$—
Income (loss) from discontinued operations before income taxes	(34,667)	17,621
Income tax (expense) benefit	57,387	(4,067)

Net results of discontinued operations	$(287,561)	$13,554

      Our long-term debt is at the consolidated level and is not reflected at each individual park. Thus, we have not allocated a portion of interest expense to the discontinued operations.

      During the third quarter of 2004 we commenced discussions with the owner of the park we manage in Spain to terminate the management agreement and to transfer our 5% investment in the equity of the park for nominal consideration. Although there can be no assurances, we expect the transaction to occur in the fourth quarter of 2004. By virtue of the foregoing, we recognized losses at September 30, 2004 of approximately $6.7 million and $7.7 million, representing the carrying amount of our investment in the park and certain

SIX FLAGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

intangible assets related to non-compete agreements and licenses, respectively. These losses were recorded in other income (expense) in the accompanying 2004 consolidated statements of operations.

4.	Long-Term Indebtedness

      (a) On April 1, 1998, Holdings issued at a discount $410,000,000 principal amount at maturity of 10% Senior Discount Notes due 2008 (the Senior Discount Notes). In December 2002, we repurchased $9,000,000 principal amount of Senior Discount Notes. On April 9, 2003, we commenced a tender offer for all $401,000,000 outstanding Senior Discount Notes. On April 16, and May 8, 2003, we purchased an aggregate of $397,405,000 principal amount of Senior Discount Notes (99.1% of outstanding) pursuant to the tender offer. The balance of the Senior Discount Notes was redeemed on May 16, 2003. The tender offer price was funded by a portion of the proceeds of an offering by Holdings in April 2003 of $430,000,000 principal amount of 9 3/4% Senior Notes due 2013. See Note 4(f). The redemption price was funded by the balance of such proceeds, together with cash on hand. A gross loss of $27,592,000 due to the early purchase and redemption of the Senior Discount Notes, together with a related $10,484,000 tax benefit, was recognized in the second quarter of 2003.

      (b) On November 5, 1999, Six Flags Theme Parks Inc. (SFTP), a direct wholly owned subsidiary of Six Flags Operations Inc., our principal direct subsidiary, entered into a senior credit facility (the Credit Facility), which was amended and restated on July 8, 2002 and further amended on November 25, 2003, January 14, 2004, March 26, 2004 and November 5, 2004. The Credit Facility includes a $300,000,000 five-year revolving credit facility (none of which was outstanding at September 30, 2004 and 2003, respectively), a $100,000,000 multicurrency reducing revolver facility (none of which was outstanding at September 30, 2004 and 2003, respectively) and a $655,000,000 six-year term loan ($653,363,000 of which was outstanding at September 30, 2004 and $600,000,000 of which was outstanding at September 30, 2003). Borrowings under the five-year revolving credit facility (US Revolver) must be repaid in full for thirty consecutive days each year. The interest rate on borrowings under the Credit Facility can be fixed for periods ranging from one to six months. At our option the interest rate is based upon specified levels in excess of the applicable base rate or LIBOR. At September 30, 2004, the weighted average interest rate for borrowings under the term loan was 5.40%. The multicurrency facility permits optional prepayments and reborrowings and requires quarterly mandatory reductions in the initial commitment (together with repayments, to the extent that the outstanding borrowings thereunder would exceed the reduced commitment) of 2.5% of the committed amount thereof commencing on December 31, 2004, 5.0% commencing on March 31, 2006, 7.5% commencing on March 31, 2007 and 18.75% commencing on March 31, 2008. This facility and the U.S. Revolver terminate on June 30, 2008. The term loan facility requires quarterly repayments of 0.25% of the outstanding amount thereof commencing on September 30, 2004 and 24.0% commencing on September 30, 2008. The term loan matures on June 30, 2009, provided however, that the maturity of the term loan will be shortened to (i) August 1, 2008, if we do not prior to such date repay or refinance our 9 1/2% senior notes due 2009 (see 4(d)), or (ii) December 31, 2008, if prior to such date our outstanding preferred stock is not redeemed or converted into common stock. A commitment fee of .50% of the unused credit of the facility is due quarterly in arrears. The principal borrower under the facility is SFTP, and borrowings under the Credit Facility are guaranteed by Holdings, Six Flags Operations and all of Six Flags Operations’ domestic subsidiaries and are secured by substantially all of Six Flags Operations’ domestic assets and a pledge of Six Flags Operations’ capital stock. See Note 1 regarding interest rate hedging activities with respect to a portion of the term loan component of the Credit Facility.

      On November 25, 2003, we entered into an amendment to the Credit Facility pursuant to which we amended the covenants relating to the leverage ratio through 2005 and the fixed charge coverage ratio through June 30, 2007 in order to provide us with additional financial flexibility. In addition, pursuant to the amendment we are permitted to enter into fixed-to-floating rate debt swap agreements so long as our total floating rate debt does not exceed 50% of our total debt as of the swap date. In exchange for our lenders’

SIX FLAGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

consent to the amendment, we agreed to an increase of 0.25% in the interest rates we are charged on our borrowings under the Credit Facility.

      On November 5, 2004, we entered into an additional amendment to the Credit Facility which further relaxed the leverage ratio through 2006 and the fixed charge coverage ratio through 2007. In exchange for our lenders’ consent to the amendment, we agreed to a further increase of 0.25% in certain circumstances in the interest rates we are charged on our borrowings under the Credit Agreement. We also agreed to pay a 1% prepayment penalty if we refinance all or any portion of the term loans outstanding under the Credit Facility prior to November 4, 2005.

      On January 14, 2004, we completed a $130,000,000 increase of the term loan portion of the Credit Facility and used all of the proceeds of the additional loan to redeem the remaining balance of our 9 3/4% Senior Notes due 2007 then outstanding. See 4(c) below. In March 2004, we amended the term loan in order to permit the sales of the discontinued operations. In April 2004, we permanently repaid $75,000,000 of the term loan from a portion of the proceeds of the sale of the discontinued operations and recognized a gross loss of $1,181,000, together with a related $449,000 tax benefit, for the write off of debt issuance costs.

      The Credit Facility contains restrictive covenants that, among other things, limit the ability of Six Flags Operations and its subsidiaries to dispose of assets; incur additional indebtedness or liens; repurchase stock; make investments; engage in mergers or consolidations; pay dividends (except that (i) dividends of up to $75,000,000 in the aggregate (of which $8,900,000 had been dividended prior to September 30, 2004) may be made from cash from operations in order to enable us to pay amounts in respect of any refinancing or repayment of Holdings’ senior notes and (ii) subject to covenant compliance, dividends will be permitted to allow Holdings to meet cash interest obligations with respect to its Senior Notes, cash dividend payments on our PIERS and our obligations to the limited partners in Six Flags Over Georgia and Six Flags Over Texas) and engage in certain transactions with subsidiaries and affiliates. In addition, the Credit Facility requires that Six Flags Operations comply with certain specified financial ratios and tests.

      (c) On June 30, 1999, Holdings issued $430,000,000 principal amount of 9 3/4% Senior Notes due 2007 (the 2007 Senior Notes). In December 2002, we had repurchased $7,000,000 principal amount of the 2007 Senior Notes. In January 2004, we redeemed the 2007 Senior Notes in full from the proceeds of the December 2003 issuance of our 9 5/8% Senior Notes due 2014 (see 4(g) below) and the proceeds of the $130.0 million increase in our term loan (see 4(b) above). A gross loss of $25,178,000 due to the redemption of the 2007 Senior Notes, together with a related $9,567,000 tax benefit, was recognized in the first quarter of 2004.

      (d) On February 2, 2001, Holdings issued $375,000,000 principal amount of 9 1/2% Senior Notes due 2009 (the 2009 Senior Notes). As of September 30, 2004, we had repurchased $26,000,000 principal amount of the 2009 Senior Notes. A gross loss of $1,321,000 due to this repurchase, together with a related $502,000 tax benefit, was recognized in the first nine months of 2004. The 2009 Senior Notes are senior unsecured obligations of Holdings, are not guaranteed by subsidiaries and rank equal to the other Senior Notes of Holdings. The 2009 Senior Notes require annual interest payments of approximately $33,155,000 (9 1/2% per annum) and, except in the event of a change in control of Holdings and certain other circumstances, do not require any principal payments prior to their maturity in 2009. The 2009 Senior Notes are redeemable, at Holding’s option, in whole or in part, at any time on or after February 1, 2005, at varying redemption prices beginning at 104.75% and reducing annually until maturity. The net proceeds of the 2009 Senior Notes were used to repurchase senior notes of Six Flags Operations and to repay borrowings under the multicurrency revolving portion of the Credit Facility (see Note 4(b)).

      The indenture under which the 2009 Senior Notes were issued limits our ability to dispose of assets; incur additional indebtedness or liens; pay dividends; engage in mergers or consolidations; and engage in certain transactions with affiliates, among other things.

SIX FLAGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      (e) On February 11, 2002, Holdings issued $480,000,000 principal amount of 8 7/8% Senior Notes due 2010 (the 2010 Senior Notes). As of September 30, 2004, we had repurchased $77,000,000 principal amount of the 2010 Senior Notes. A gross loss of $1,365,000 due to this repurchase, together with a related $519,000 tax benefit, was recognized in the first nine months of 2004. The 2010 Senior Notes are senior unsecured obligations of Holdings, are not guaranteed by subsidiaries and rank equal to the other Senior Notes of Holdings. The 2010 Senior Notes require annual interest payments of approximately $35,766,000 (8 7/8% per annum) and, except in the event of a change in control of Holdings and certain other circumstances, do not require any principal payments prior to their maturity in 2010. The 2010 Senior Notes are redeemable, at Holding’s option, in whole or in part, at any time on or after February 1, 2006, at varying redemption prices beginning at 104.438% and reducing annually until maturity. The indenture under which the 2010 Senior Notes were issued contains covenants substantially similar to those relating to the other Senior Notes of Holdings. The net proceeds of the 2010 Senior Notes were used to fund the redemptions of senior notes of Holdings and Six Flags Operations.

      (f) On April 16, 2003, Holdings issued $430,000,000 principal amount of 9 3/4% Senior Notes due 2013 (the 2013 Senior Notes). As of September 30, 2004, we had repurchased $42,000,000 principal amount of the 2013 Senior Notes. A gross loss of $1,980,000 due to this repurchase, together with a related $752,000 tax benefit, was recognized in the first nine months of 2004. The 2013 Senior Notes are senior unsecured obligations of Holdings, are not guaranteed by subsidiaries and rank equal to the other Holdings Senior Notes. The 2013 Senior Notes require annual interest payments of approximately $37,830,000 (9 3/4% per annum) and, except in the event of a change in control of the Company and certain other circumstances, do not require any principal payments prior to their maturity in 2013. The 2013 Senior Notes are redeemable, at Holdings’ option, in whole or in part, at any time on or after April 15, 2008, at varying redemption prices beginning at 104.875% and reducing annually until maturity. The indenture under which the 2013 Senior Notes were issued contains covenants substantially similar to those relating to the other Senior Notes of Holdings. All of the net proceeds of the 2013 Senior Notes were used to fund the tender offer and redemption of the Senior Discount Notes (see Note 4(a)).

      (g) On December 5, 2003, Holdings issued $325,000,000 principal amount of 9 5/8% Senior Notes due 2014 (the 2014 Senior Notes). As of September 30, 2004, we had repurchased $16,350,000 principal amount of the 2014 Senior Notes. A gross loss of $837,000 due to this repurchase, together with a related $318,000 tax benefit, was recognized in the first nine months of 2004. The 2014 Senior Notes are senior unsecured obligations of Holdings, are not guaranteed by subsidiaries and rank equal to the other Holdings Senior Notes. The 2014 Senior Notes require annual interest payments of approximately $29,708,000 (9 5/8% per annum) and, except in the event of a change in control of the Company and certain other circumstances, do not require any principal payments prior to their maturity in 2014. The 2014 Senior Notes are redeemable, at Holdings’ option, in whole or in part, at any time on or after June 1, 2009, at varying redemption prices beginning at 104.813% and reducing annually until maturity. The indenture under which the 2014 Senior Notes were issued contains covenants substantially similar to those relating to the other Senior Notes of Holdings. All of the net proceeds of the 2014 Senior Notes were used to redeem a portion of the 2007 Senior Notes (see Note 4(c)).

5.	Commitments and Contingencies

      On April 1, 1998 we acquired all of the capital stock of Six Flags Entertainment Corporation for $976,000,000, paid in cash. In addition to our obligations under outstanding indebtedness and other securities issued or assumed in the Six Flags acquisition, we also guaranteed in connection therewith certain contractual obligations relating to the partnerships that own the two Partnership Parks, Six Flags Over Texas and Six Flags Over Georgia. Specifically, we guaranteed the obligations of the general partners of those partnerships to (i) make minimum annual distributions of approximately $53,200,000 (as of 2004 and subject to annual cost of living adjustments thereafter) to the limited partners in the Partnership Parks (including in respect of

SIX FLAGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

limited partnership units we own) and (ii) make minimum capital expenditures at each of the Partnership Parks during rolling five-year periods, based generally on 6% of such park’s revenues. Cash flow from operations at the Partnership Parks is used to satisfy these requirements first, before any funds are required from us. We also guaranteed the obligation of our subsidiaries to purchase a maximum number of 5% per year (accumulating to the extent not purchased in any given year) of the total limited partnership units outstanding as of the date of the agreements (the “Partnership Agreements”) that govern the partnerships (to the extent tendered by the unit holders). The agreed price for these purchases is based on a valuation for each respective Partnership Park equal to the greater of (i) a value derived by multiplying such park’s weighted-average four-year EBITDA (as defined in the Partnership Agreements) by a specified multiple (8.0 in the case of the Georgia park and 8.5 in the case of the Texas park) or (ii) $250.0 million in the case of the Georgia park and $374.8 million in the case of the Texas park. Our obligations with respect to Six Flags Over Georgia and Six Flags Over Texas will continue until 2027 and 2028, respectively.

      As we purchase units relating to either Partnership Park, we are entitled to the minimum distribution and other distributions attributable to such units, unless we are then in default under the applicable agreements with our partners at such Partnership Park. On September 30, 2004, we owned approximately 25.3% and 37.5%, respectively, of the limited partnership units in the Georgia and Texas partnerships. No units were tendered in 2004. The maximum unit purchase obligations for 2005 at both parks will aggregate approximately $215.5 million.

      In October, 2004, the settlement of a purported class action litigation in the California Superior Court for Los Angeles County became effective. The plaintiffs in the litigation had alleged that security and other practices at our parks in Valencia, California, discriminated against visitors on the basis of race, color, ethnicity, national origin and/or physical appearance, and had asserted claims under California statutes and common law. Under the terms of the settlement, we paid $5,625,000 into a settlement fund, provided 7,000 free tickets to the Valencia park, and accepted certain injunctive relief, in exchange for a complete, class-wide release of all claims within the scope of the master complaint, other than claims by sixteen individuals who requested exclusion from the class. We have received a payment of $1.5 million from one of the two applicable insurance companies. We have commenced legal action against the other insurer.

      On May 2, 2004, a fatality occurred on a roller coaster at Six Flags New England, and on September 1, 2004 a lawsuit was commenced against us and the ride manufacturer on behalf of the decedent’s estate and members of his immediate family. The park is covered by our multi-layered general liability insurance coverage of up to $100.0 million per occurrence, with a $2.5 million self-insurance retention. At this time we do not believe that the impact of this incident, including the resulting lawsuit, will have a material adverse effect on our consolidated financial position, operations or liquidity.

      We maintain multi-layered general liability policies that provide for excess liability coverage of up to $100,000,000 per occurrence. For incidents arising after November 15, 2003, our self-insured retention is generally $2,500,000 per occurrence ($2,000,000 per occurrence for the twelve months ended November 15, 2003 and $1,000,000 per occurrence for the twelve months ended on November 15, 2002) for our domestic parks and a nominal amount per occurrence for our international parks. Our self-insured retention after November 15, 2003 is $750,000 for workers compensation claims ($500,000 for the period from November 15, 2001 to November 15, 2003). For most incidents prior to November 15, 2001, our policies did not provide for a self-insured retention. Based upon reported claims and an estimate for incurred, but not reported claims, we accrue a liability for our self-insured retention contingencies.

      We are party to various other legal actions arising in the normal course of business. Matters that are probable of unfavorable outcome to us and which can be reasonably estimated are accrued. Such accruals are based on information known about the matters, our estimate of the outcomes of such matters and our experience in contesting, litigating and settling similar matters. None of the legal actions are believed by

SIX FLAGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

management to involve amounts that would be material to our consolidated financial position, results of operations, or liquidity after consideration of recorded accruals.

6.	Minority Interest, Partnerships and Joint Ventures

      Minority interest represents the third parties’ share of the assets of the four parks that are less than wholly-owned, Six Flags Over Texas, Six Flags Over Georgia (including Six Flags White Water Atlanta which is owned by the partnership that owns Six Flags Over Georgia) and Six Flags Marine World. Minority interest in earnings shown is reduced by depreciation and other non-operating expenses of $1,371,000 and $1,528,000, respectively, for the quarters ended September 30, 2004 and 2003 and $4,113,000 and $4,328,000, respectively, for the nine months ended September 30, 2004 and 2003.

      In April 1997, we became manager of Marine World (subsequently renamed Six Flags Marine World), then a marine and exotic wildlife park located in Vallejo, California, pursuant to a contract with an agency of the City of Vallejo under which we are entitled to receive an annual base management fee of $250,000 and up to $250,000 annually in additional management fees based on park revenues. In addition, we lease approximately 40 acres of land within the site for nominal rent and an initial term of 55 years (plus four ten-year and one four-year renewal options). We have added theme park rides and attractions on the leased land, which is located within the existing park, in order to create one fully-integrated regional theme park at the site. We are entitled to receive, in addition to the management fee, 80% of the cash flow generated by the combined operations at the park, after combined operating expenses and debt service on outstanding third party debt obligations relating to the park. We also have an option through February 2007 to purchase the entire site at a purchase price equal to the greater of the then principal amount of the debt obligations of the seller (expected to aggregate $52,000,000) or the then fair market value of the seller’s interest in the park (based on a formula relating to the seller’s 20% share of Marine World’s cash flow). We have withdrawn the exercise notice we had previously delivered.

      See note 5 for a description of the partnership arrangements applicable to Six Flags Over Texas and Six Flags Over Georgia (the Partnership Parks).

7.	Business Segments

      We manage our operations on an individual park location basis. Discrete financial information is maintained for each park and provided to our management for review and as a basis for decision making. The primary performance measure used to allocate resources is earnings before interest, tax expense, depreciation and amortization (“EBITDA”). All of our parks provide similar products and services through a similar process to the same class of customer through a consistent method. As such, we have only one reportable segment — operation of theme parks. The following tables present segment financial information and a reconciliation of the primary segment performance measure to loss from continuing operations before income

SIX FLAGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

taxes. Park level expenses exclude all noncash operating expenses, principally depreciation and amortization, and all non-operating expenses.

	Nine Months Ended
	September 30,

	2004	2003

	(In thousands)
Theme park revenue	$928,633	$950,426
Theme park cash expenses	(597,214)	(582,425)

Aggregate park EBITDA	331,419	368,001
Minority interest in earnings — EBITDA	(45,809)	(44,255)
Corporate expenses	(19,718)	(20,269)
Non-cash compensation	(482)	(76)
Other income (expenses)	(51,235)	(28,939)
Minority interest in earnings — depreciation and other expense	4,113	4,328
Depreciation and amortization	(111,289)	(106,453)
Interest expense	(148,453)	(160,619)
Interest income	2,635	1,426

Income (loss) from continuing operations before income taxes	$(38,819)	$13,144

      After giving effect to the discontinued operations, all of our parks are located in the United States except one park located in Mexico and one located in Canada. The assets and operations of the park in Madrid, which we manage (but do not own), are not included in these tables. The following information reflects our long-lived assets and revenue by domestic and foreign categories as of and for the first nine months of 2004 and 2003.

	Domestic	Foreign	Total

	(In thousands)
2004:
Long-lived assets	$3,144,969	$129,610	$3,274,579
Revenues	873,685	54,948	928,633

	Domestic	Foreign	Total

	(In thousands)
2003:
Long-lived assets	$3,235,212	$126,586	$3,361,798
Revenues	896,640	53,786	950,426

      Long-lived assets include property and equipment and intangible assets.

8.	Pension Benefits

      As part of the acquisitions of the former Six Flags, we assumed the obligations related to the SFTP Defined Benefit Plan (the Plan). The Plan covered substantially all of SFTP’s employees. Subsequent to that acquisition the Plan was amended to cover substantially all of our domestic full-time employees. The Plan permits normal retirement at age 65, with early retirement at ages 55 through 64 upon attainment of ten years of credited service. The early retirement benefit is reduced for benefits commencing before age 62. Plan benefits are calculated according to a benefit formula based on age, average compensation over the highest consecutive five-year period during the employee’s last ten years of employment and years of service. Plan assets are invested primarily in common stock and mutual funds. The Plan does not have significant liabilities

SIX FLAGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

other than benefit obligations. Under our funding policy, contributions to the Plan are determined using the projected unit credit cost method. This funding policy meets the requirements under the Employee Retirement Income Security Act of 1974.

      In December 2003, FASB Statement No. 132 (revised), “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” was issued. Statement 132 (revised) prescribes employers’ disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. The Statement retains and revises the disclosure requirements contained in the original Statement 132. It also requires additional annual and quarterly disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other post retirement benefit plans. The Statement generally is effective for fiscal years ending after December 15, 2003. The following disclosures incorporate the requirements of Statement 132 (revised).

Components of Net Periodic Benefit Cost

	Nine Months Ended
	September 30,

	2004	2003

Service cost	$3,955	$3,547
Interest cost	6,210	5,767
Expected return on plan assets	(6,053)	(5,145)
Amortization of prior service cost	226	226
Recognized net actuarial loss	1,969	2,445

Net periodic benefit cost	$6,307	$6,840

Weighted-average assumptions to determine net cost

Discount Rate	6.125%	6.500%
Rate of Compensation Increase	3.750%	4.000%
Expected Return on Plan Assets	8.750%	9.000%

Employer Contributions

      In our 2003 consolidated financial statements, we disclosed that we expected to contribute $6,897,000 to our pension plans in 2004. In April 2004 the Pension Funding Equity Act was signed into law. This legislation reduced the amount of contributions required to be made to the Plan in fiscal year 2004 by $3,749,000. As a result, the contribution for fiscal year 2004 was $3,149,000. We contributed $1,250,000 to the Plan in the second quarter of 2004 and contributed the remaining amount of $1,899,000 in the third quarter of 2004.

SIX FLAGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Six Flags, Inc.:

      We have audited the accompanying consolidated balance sheets of Six Flags, Inc. and subsidiaries (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity and other comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Six Flags, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Note 1(t) to the consolidated financial statements, the Company changed its method of accounting for its investments in certain variable interest entities in 2003 and has reclassified all periods presented to reflect the consolidation of such entities. As discussed in Note 1(i) to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets in 2002. As discussed in Note 5 to the consolidated financial statements, the Company changed its method of accounting for derivative instruments and hedging activities in 2001.

KPMG LLP

Oklahoma City, Oklahoma

February 27, 2004, except as to Note 2,
which is as of April 8, 2004, Note 6, which is
as of May 25, 2004, and Note 12,
which is as of May 2, 2004

SIX FLAGS, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2003 and 2002

	2003	2002

ASSETS
Current assets:
Cash and cash equivalents	$98,189,000	$31,307,000
Accounts receivable	27,836,000	29,432,000
Inventories	23,694,000	30,866,000
Prepaid expenses and other current assets	31,093,000	33,956,000
Restricted-use investment securities	317,913,000	75,111,000

Total current assets	498,725,000	200,672,000
Other assets:
Debt issuance costs	55,062,000	51,752,000
Deposits and other assets	28,104,000	34,388,000

Total other assets	83,166,000	86,140,000
Property and equipment, at cost	2,808,079,000	2,709,180,000
Less accumulated depreciation	718,059,000	576,906,000

Total property and equipment	2,090,020,000	2,132,274,000
Assets held for sale	770,689,000	715,697,000
Intangible assets, net of accumulated amortization	1,240,171,000	1,236,510,000

Total assets	$4,682,771,000	$4,371,293,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$28,754,000	$32,947,000
Accrued compensation, payroll taxes, and benefits	7,828,000	11,122,000
Accrued insurance reserves	21,200,000	6,576,000
Accrued interest payable	47,846,000	38,092,000
Deferred income	6,441,000	6,248,000
Other accrued liabilities	31,611,000	32,720,000
Debt called for prepayment	301,200,000	—
Current portion of long-term debt	19,011,000	34,495,000

Total current liabilities	463,891,000	162,200,000
Long-term debt	2,354,194,000	2,305,221,000
Other long-term liabilities	43,311,000	54,642,000
Minority interest	64,793,000	71,122,000
Liabilities from discontinued operations	69,130,000	66,202,000
Deferred income taxes	44,283,000	72,221,000
Mandatorily redeemable preferred stock (redemption value of $287,500,000)	281,119,000	279,993,000
Stockholders’ equity:
Preferred stock of $1.00 par value, 5,000,000 shares authorized; 115,000 issued and outstanding	—	—
Common stock of $.025 par value 150,000,000 shares authorized, 92,616,528 shares issued and outstanding at December 31, 2003 and 2002	2,315,000	2,315,000
Capital in excess of par value	1,747,425,000	1,747,324,000
Accumulated deficit	(422,357,000)	(338,674,000)
Accumulated other comprehensive income (loss)	34,667,000	(51,273,000)

Total stockholders’ equity	1,362,050,000	1,359,692,000

Total liabilities and stockholders’ equity	$4,682,771,000	$4,371,293,000

See accompanying notes to consolidated financial statements.

SIX FLAGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001

Revenue:
Theme park admissions	$572,152,000	$583,649,000	$596,462,000
Theme park food, merchandise and other	476,491,000	475,446,000	479,527,000

Total revenue	1,048,643,000	1,059,095,000	1,075,989,000
Operating costs and expenses:
Operating expenses	424,319,000	406,701,000	398,564,000
Selling, general and administrative	206,109,000	188,926,000	186,787,000
Noncash compensation (primarily selling, general and administrative)	101,000	9,256,000	8,616,000
Costs of products sold	83,938,000	85,942,000	86,723,000
Depreciation	144,282,000	136,802,000	130,187,000
Amortization	1,171,000	1,079,000	59,658,000

Total operating costs and expenses	859,920,000	828,706,000	870,535,000

Income from operations	188,723,000	230,389,000	205,454,000
Other income (expense):
Interest expense	(215,239,000)	(231,337,000)	(230,472,000)
Interest income	1,928,000	3,228,000	6,638,000
Minority interest in earnings	(35,997,000)	(36,760,000)	(39,056,000)
Early repurchase of debt	(27,592,000)	(29,895,000)	(13,756,000)
Other expense	(2,445,000)	(6,000,000)	(4,639,000)

Total other income (expense)	(279,345,000)	(300,764,000)	(281,285,000)

Loss from continuing operations before income taxes	(90,622,000)	(70,375,000)	(75,831,000)
Income tax benefit	28,564,000	21,899,000	5,607,000

Loss from continuing operations	(62,058,000)	(48,476,000)	(70,224,000)
Cumulative effect of a change in accounting principle	—	(61,054,000)	—
Discontinued operations, net of tax benefit of $4,572,000 in 2003, tax expense of $6,473,000 in 2002, and tax benefit of $6,815,000 in 2001	345,000	3,832,000	12,122,000

Net loss	$(61,713,000)	$(105,698,000)	$(58,102,000)

Net loss applicable to common stock	$(83,683,000)	$(127,668,000)	$(84,617,000)

Net loss per average common share outstanding — basic and diluted:
Loss from continuing operations	$(0.90)	$(0.76)	$(1.09)
Cumulative effect of a change in accounting principle	—	(0.66)	—
Discontinued operations	—	0.04	0.14

Net loss	$(0.90)	$(1.38)	$(0.95)

Weighted average number of common shares outstanding — basic and diluted	92,617,000	92,511,000	89,221,000

See accompanying notes to consolidated financial statements.

SIX FLAGS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND OTHER COMPREHENSIVE INCOME (LOSS)

Years Ended December 31, 2003, 2002 and 2001

	Preferred Stock		Common Stock					Accumulated
					Capital in			Other
	Shares		Shares		Excess of Par	Accumulated	Deferred	Comprehensive
	Issued	Amount	Issued	Amount	Value	Deficit	Compensation	Income (Loss)	Total

Balances at December 31, 2000	11,500	$12,000	80,068,826	$2,001,000	$1,725,890,000	$(128,928,000)	$(5,399,000)	$(48,589,000)	$1,544,987,000
Issuance of common stock	—	—	12,069,975	302,000	9,547,000	—	(7,439,000)	—	2,410,000
Amortization of deferred compensation	—	—	—	—	—	—	5,888,000	—	5,888,000
Retirement of preferred stock	(11,500)	(12,000)	—	—	12,000	—	—	—	—
Stock option compensation	—	—	—	—	2,772,000	—	—	—	2,772,000
Net loss	—	—	—	—	—	(58,102,000)	—	—	(58,102,000)
Other comprehensive loss —
Foreign currency translation adjustment	—	—	—	—	—	—	—	(19,062,000)	(19,062,000)
Cash flow hedging derivatives, net of tax	—	—	—	—	—	—	—	(14,215,000)	(14,215,000)

Comprehensive loss									(91,379,000)
Preferred stock dividends	—	—	278,912	7,000	5,913,000	(23,976,000)	—	—	(18,056,000)

Balances at December 31, 2001	—	—	92,417,713	2,310,000	1,744,134,000	(211,006,000)	(6,950,000)	(81,866,000)	1,446,622,000
Issuance of common stock	—	—	198,815	5,000	884,000	—	—	—	889,000
Amortization of deferred compensation	—	—	—	—	—	—	6,950,000	—	6,950,000
Stock option compensation	—	—	—	—	2,306,000	—	—	—	2,306,000
Net loss	—	—	—	—	—	(105,698,000)	—	—	(105,698,000)
Other comprehensive income (loss) —
Foreign currency translation adjustment	—	—	—	—	—	—	—	43,518,000	43,518,000
Additional minimum liability on defined benefit retirement plan, net of tax	—	—	—	—	—	—	—	(16,197,000)	(16,197,000)
Cash flow hedging derivatives, net of tax	—	—	—	—	—	—	—	3,272,000	3,272,000

Comprehensive loss									(75,105,000)
Preferred stock dividends	—	—	—	—	—	(21,970,000)	—	—	(21,970,000)

Balances at December 31, 2002	—	—	92,616,528	2,315,000	1,747,324,000	(338,674,000)	—	(51,273,000)	1,359,692,000
Stock option compensation	—	—	—	—	101,000	—	—	—	101,000
Net loss	—	—	—	—	—	(61,713,000)	—	—	(61,713,000)
Other comprehensive income —
Foreign currency translation adjustment	—		—	—	—	—	—	78,868,000	78,868,000
Additional minimum liability on defined benefit retirement plan, net of tax	—	—	—	—	—	—	—	2,928,000	2,928,000
Cash flow hedging derivatives, net of tax	—	—	—	—	—	—	—	4,144,000	4,144,000

Comprehensive income									24,227,000
Preferred stock dividends	—	—	—	—	—	(21,970,000)	—		(21,970,000)

Balances at December 31, 2003	—	$—	92,616,528	$2,315,000	$1,747,425,000	$(422,357,000)	$—	$34,667,000	$1,362,050,000

See accompanying notes to consolidated financial statements.

SIX FLAGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001

Cash flow from operating activities:
Net loss	$(61,713,000)	$(105,698,000)	$(58,102,000)
Adjustments to reconcile net loss to net cash provided by operating activities (net of effects of acquisitions):
Depreciation and amortization	145,453,000	137,881,000	189,845,000
Minority interest in earnings	35,997,000	36,760,000	39,056,000
Partnership and joint venture distributions	(42,326,000)	(42,570,000)	(43,780,000)
Noncash compensation	101,000	9,256,000	8,616,000
Interest accretion on notes payable	10,205,000	37,818,000	34,168,000
Early repurchase of debt	27,592,000	29,895,000	13,756,000
Loss on discontinued operations	43,993,000	34,297,000	37,127,000
Cumulative effect of change in accounting principle	—	61,054,000	—
Amortization of debt issuance costs	8,400,000	8,952,000	9,370,000
Loss on disposal of fixed assets	2,016,000	4,512,000	4,820,000
(Increase) decrease in accounts receivable	1,724,000	(4,093,000)	788,000
Decrease in inventories and prepaid expenses and other current assets	10,035,000	1,771,000	440,000
(Increase) decrease in deposits and other assets	6,284,000	(2,153,000)	3,912,000
Increase (decrease) in accounts payable, deferred income, accrued liabilities and other long-term liabilities	4,171,000	13,767,000	(34,645,000)
Increase in accrued interest payable	9,754,000	7,396,000	6,321,000
Deferred income tax benefit	(36,492,000)	(18,091,000)	(14,667,000)

Total adjustments	226,907,000	316,452,000	255,127,000

Net cash provided by operating activities	165,194,000	210,754,000	197,025,000
Cash flow from investing activities:
Additions to property and equipment	(99,408,000)	(134,883,000)	(131,539,000)
Capital expenditures of discontinued operations	(13,509,000)	(33,185,000)	(64,319,000)
Other investing activities	(1,186,000)	—	—
Acquisition of theme park assets and partnership interests	(5,764,000)	(7,036,000)	(133,282,000)
Acquisition of theme park companies, net of cash acquired	—	(5,415,000)	—
Purchase of restricted-use investments	(317,913,000)	(469,933,000)	(7,120,000)
Maturities of restricted-use investments	75,111,000	469,991,000	20,100,000
Proceeds from sale of assets	181,000	3,996,000	2,565,000

Net cash used in investing activities	(362,488,000)	(176,465,000)	(313,595,000)
Cash flow from financing activities:
Repayment of long-term debt	(706,356,000)	(721,466,000)	(716,190,000)
Proceeds from borrowings	1,008,850,000	717,811,000	587,665,000
Net cash proceeds from issuance of preferred stock	—	—	277,834,000
Net cash proceeds from issuance of common stock	—	889,000	1,348,000
Payment of cash dividends	(20,844,000)	(20,844,000)	(22,845,000)
Payment of debt issuance costs	(17,312,000)	(24,615,000)	(10,664,000)

Net cash provided by (used in) financing activities	264,338,000	(48,225,000)	117,148,000
Effect of exchange rate changes on cash	(162,000)	(339,000)	138,000
Increase (decrease) in cash and cash equivalents	66,882,000	(14,275,000)	716,000
Cash and cash equivalents at beginning of year	31,307,000	45,582,000	44,866,000

Cash and cash equivalents at end of year	$98,189,000	$31,307,000	$45,582,000

Supplemental cash flow information:
Cash paid for interest	$186,801,000	$176,309,000	$180,613,000
Cash paid for income taxes	$3,131,000	$1,886,000	$2,546,000
Supplemental disclosure of noncash investing and financing activities:
2003
• None.
2002
• Acquired approximately $3,084,000 of assets through a capital lease; $3,000,000 was in connection with the Jazzland acquisition.
• Assumed $16,820,000 of long-term debt in Jazzland acquisition, including the $3,000,000 capital lease referred to above.
2001
• Issued $1,062,000 of common stock (86,824 shares) as additional consideration for a theme park acquisition.
• Converted 5,750,000 shares of PIES into 11,500,000 shares of common stock.
• Acquired approximately $26,861,000 of assets through capital leases.
• Issued 278,912 shares of common stock as PIES dividends

See accompanying notes to consolidated financial statements.

SIX FLAGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2003, 2002 and 2001

(1) Summary of Significant Accounting Policies

(a) Description of Business

      We own and operate regional theme and water parks. Unless otherwise indicated, references herein to “we,” “our” or “Six Flags” means Six Flags, Inc. and our subsidiaries, and “Holdings” refers only to Six Flags, Inc., without regard to our subsidiaries.

      As of December 31, 2003, we owned or operated 39 parks, including 29 domestic parks, one park in Mexico, eight parks in Europe and one in Canada. In April 2004 we sold in two separate transactions seven parks in Europe and Six Flags Worlds of Adventure in Ohio. The accompanying consolidated financial statements as of December 31, 2003 and 2002 and for the year ended December 31, 2003, 2002 and 2001 reflect the assets, liabilities and results of the sold facilities as discontinued operations. See Note 2.

      On August 23, 2002, we acquired Jazzland (subsequently renamed Six Flags New Orleans), a theme park located outside New Orleans. See Note 2.

      On May 2, 2001, we acquired substantially all of the assets of La Ronde, a theme park located in the City of Montreal. See Note 2.

      In February 2001, we purchased substantially all of the assets used in the operation of Sea World of Ohio, a marine wildlife park located adjacent to our Six Flags Ohio theme park. See Note 2. The accompanying consolidated financial statements for the year ended December 31, 2002, reflect the results of the former Jazzland only from its acquisition date in August 2002. The accompanying consolidated financial statements for the year ended December 31, 2001, reflect the results of La Ronde only from its acquisition date of May 2001.

(b) Basis of Presentation

      Our accounting policies reflect industry practices and conform to accounting principles generally accepted in the United States of America.

      The consolidated financial statements include our accounts, our majority and wholly owned subsidiaries, and limited partnerships and limited liability companies in which we beneficially own 100% of the interests.

      We also consolidate the partnerships and joint ventures that own Six Flags Over Texas, Six Flags Over Georgia, Six Flags White Water Atlanta and Six Flags Marine World as we have determined that we have the most significant economic interest as we receive a majority of these entity’s expected losses or expected residual returns and have the ability to make decisions that significantly affect the results of the activities of these entities. See Note 1(t). The equity interests owned by nonaffiliated parties in these entities are reflected in the accompanying consolidated balance sheets as minority interest. The portion of earnings from these parks owned by non-affiliated parties in these entities is reflected as minority interest in the accompanying consolidated statements of operations and in the consolidated statements of cash flows.

      Our 5% equity investment in Warner Bros. Movie World Madrid is accounted for using the cost method of accounting and is included in deposits and other assets. Intercompany transactions and balances have been eliminated in consolidation.

(c) Cash Equivalents

      Cash equivalents of $61,827,000 and $8,532,000 at December 31, 2003 and 2002, respectively, consist of short-term highly liquid investments with a remaining maturity as of purchase date of three months or less, which are readily convertible into cash. For purposes of the consolidated statements of cash flows, we

SIX FLAGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

consider all highly liquid debt instruments with remaining maturities as of their purchase date of three months or less to be cash equivalents.

(d) Inventories

      Inventories are stated at the lower of cost (first-in, first-out) or market value and primarily consist of products for resale including merchandise and food and miscellaneous supplies.

(e) Prepaid Expenses and Other Current Assets

      Prepaid expenses and other current assets include $14,786,000 and $14,180,000 of spare parts inventory for existing rides and attractions at December 31, 2003 and 2002, respectively. These items are expensed as the repair or maintenance of rides and attractions occur.

(f) Advertising Costs

      Production costs of commercials and programming are charged to operations in the year first aired. The costs of other advertising, promotion, and marketing programs are charged to operations when incurred. The amounts capitalized at year end are included in prepaid expenses.

      Advertising and promotions expense was $112,121,000, $105,097,000 and $110,744,000 during the years ended December 31, 2003, 2002 and 2001, respectively.

(g) Debt Issuance Costs

      We capitalize costs related to the issuance of debt. The amortization of such costs is recognized as interest expense under a method approximating the interest method over the term of the respective debt issue.

(h) Property and Equipment

      Rides and attractions are depreciated using the straight-line method over 5-25 years. Land improvements are depreciated using the straight-line method over 10-15 years. Buildings and improvements are depreciated over their estimated useful lives of approximately 30 years by use of the straight-line method. Furniture and equipment are depreciated using the straight-line method over 5-10 years.

      Maintenance and repairs are charged directly to expense as incurred, while betterments and renewals are generally capitalized as property and equipment. When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed and the resulting gain or loss is recognized.

(i) Intangible Assets

      For periods through December 31, 2001, goodwill, which represents the excess of purchase price over fair value of net assets acquired, had been amortized on a straight-line basis over the expected period to be benefited, generally 18 to 25 years. Other intangible assets had been amortized over the period to be benefited, generally up to 25 years. We assessed the recoverability of intangible assets by determining whether the amortization of the intangible asset balance over its remaining life could be recovered through undiscounted future operating cash flows from the acquisition. The amount of goodwill impairment, if any, would have been measured based on projected discounted future operating cash flows using a discount rate reflecting our average borrowing rate. The assessment of the recoverability of goodwill would be impacted if estimated future operating cash flows were not achieved.

      For periods beginning on January 1, 2002, we adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets.” As a result, goodwill and intangible assets with indefinite useful lives were no longer amortized, but instead will be tested for

SIX FLAGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

impairment at least annually. As of the date of the adoption of SFAS No. 142, our unamortized goodwill was $1,274,913,000. In lieu of amortization, we were required to perform an initial impairment review of our goodwill in 2002 and are required to perform an annual impairment review thereafter. To accomplish this, we identified our reporting units (North America and Europe) and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. We then determined the fair value of each reporting unit, compared it to the carrying amount of the reporting unit and compared the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill, both of which were measured as of the date of adoption. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Based on the foregoing, we determined that $61,054,000 of goodwill associated with our European reporting unit was impaired and, during 2002, we recognized a transitional impairment loss in that amount as the cumulative effect of a change in accounting principle in our consolidated statements of operations (see Note 2 related to the disposition of these parks). The loss was retroactively recorded in the first quarter of 2002, which was restated for this loss, in accordance with the requirements of SFAS No. 142. Our unamortized goodwill after impairment is $1,216,688,000 at December 31, 2003.

      The following table reconciles our reported net loss to our adjusted net loss and our reported basic and diluted loss per average share to our adjusted basic and diluted loss per average share for the years ended December 31, 2003, 2002 and 2001. The amounts reflected in the year ended December 31, 2002 column do not include the $61,054,000 cumulative effect of a change in accounting principle.

	Year Ended December 31,

	2003	2002	2001

	(In thousands, except per share
	amounts)
Reported loss before cumulative effect of a change in accounting principle	$(61,713)	(44,644)	(58,102)
Add back: Goodwill amortization, net of tax effect of $5,620,000 in 2001	—	—	57,294
Adjusted net loss	$(61,713)	(44,644)	(808)
Adjusted net loss applicable to common stock	$(83,683)	(66,614)	(27,323)
Basic and Diluted loss per average share:
Reported loss applicable to common stock before cumulative effect of a change in accounting principle	$(0.90)	(0.72)	(0.95)
Goodwill amortization	—	—	0.64
Adjusted net loss before cumulative effect of a change in accounting principle	$(0.90)	(0.72)	(0.31)

      Included in goodwill amortization above for the year ended December 31, 2001 is approximately $62,914,000 included in the consolidated statements of operations.

SIX FLAGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table reflects our intangible assets, exclusive of goodwill, all of which are subject to amortization (in thousands):

	As of December 31,		As of December 31,		As of December 31,
	2003		2002		2001

	Gross		Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization	Amount	Amortization

Non-compete agreements	$3,610	1,055	3,610	883	3,610	735
Licenses	$22,932	3,749	21,746	2,771	21,746	1,865
	$26,542	4,804	25,356	3,654	25,356	2,600

      We expect that amortization expense on our existing intangible assets subject to amortization will average approximately $1.0 million over each of the next five years.

(j) Long-Lived Assets

      We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or group of assets to future net cash flows expected to be generated by the asset or group of assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(k) Revenue Recognition

      We recognize revenue upon admission into our parks, provision of our services, or when products are delivered to our customer. For season pass and other multi-use admissions, we recognize a pro-rata portion of the revenue as the customer attends our parks.

(l) Interest Expense

      Interest on notes payable is generally recognized as expense on the basis of stated interest rates. Notes payable assumed in an acquisition are carried at amounts adjusted to impute a market rate of interest cost (when the obligations were assumed).

(m) Income Taxes

      Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. United States deferred income taxes have not been provided on foreign earnings which are being permanently reinvested.

(n) Loss Per Common Share

      Basic loss per share is computed by dividing net loss applicable to common stock by the weighted average number of common shares outstanding for the period. No adjustments for stock options were included in the 2003, 2002 and 2001 computations of diluted loss per share because the effect would have

SIX FLAGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

been antidilutive. Additionally, the weighted average number of shares for each of the years ended December 31, 2003, 2002 and 2001 does not include the impact of the conversion of outstanding convertible preferred stock into shares of common stock as the effect of the conversion and resulting decrease in preferred stock dividends would be antidilutive. Our Preferred Income Equity Redeemable Shares (PIERS), which are shown as mandatorily redeemable preferred stock on our consolidated balance sheets, were issued in January 2001 and are convertible into 13,789,000 shares of common stock. On April 2, 2001, our Premium Income Equity Securities (PIES) automatically converted into a total of 11,500,000 common shares.

      Preferred stock dividends and amortization of related issue costs of $21,970,000, $21,970,000, and $26,515,000 were included in determining net loss applicable to common stock in 2003, 2002 and 2001, respectively.

(o) Stock Compensation

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123.” This Statement amends FASB Statement No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. The adoption of Statement No. 148 did not have an impact on our consolidated financial statements.

      We apply the intrinsic-value based method of accounting prescribed by APB Opinion No. 25 and related interpretations in accounting for our stock option plan. Under this method, compensation expense for unconditional employee stock options is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. For employee stock options that are conditioned upon the achievement of performance goals, compensation expense, as determined by the extent that the quoted market price of the underlying stock at the time that the condition for exercise is achieved exceeds the stock option exercise price, is recognized over the service period. For stock options issued to nonemployees, we recognize compensation expense at the time of issuance based upon the fair value of the options issued.

      Certain members of our management and professional staff have been issued seven-year options to purchase common shares under our 2001, 1998, 1996, 1995 and 1993 Stock Option and Incentive Plans (collectively, the Option Plans). Through December 31, 2003 all stock options granted under the Option Plans, have been granted with an exercise price equal to the underlying stock’s fair value at the date of grant. Except for conditional options issued in 1998, options may be exercised on a cumulative basis with 20% of the total exercisable on the date of issuance and with an additional 20% being available for exercise on each of the succeeding anniversary dates. Any unexercised portion of the options will automatically terminate upon the seventh anniversary of the issuance date or following termination of employment. There were 1,531,000 conditional stock options granted in 1998. These options have the same vesting schedule as the unconditional stock options, except that no conditional option could be exercised until after the conditions of the stock option were met. The conditions related to the exercise of these stock options were met during December 1999.

      In 1999 and 1998, we also issued to certain consultants options to purchase 40,000 and 70,000 common shares, respectively. The options have substantially the same terms and conditions as the options granted under the Option Plans. We recognized the fair value of the options issued to the consultants as an expense in the year in which these options were granted.

      In June 2001, our shareholders approved a stock option plan for independent directors providing for options with respect to an aggregate of 250,000 shares. Options with respect to 80,000 shares, which had been previously granted, became effective upon shareholder approval. The exercise price of these options is

SIX FLAGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$15.06 per share. In February 2002, options with respect to an additional 80,000 shares were issued to the independent directors. The exercise price of these options is $13.70 per share. In February 2003, options with respect to an additional 80,000 shares were issued to the directors. The exercise price of these options is $5.21 per share. Other than exercise prices, the terms of the directors’ options are comparable to options issued under the Option Plans.

      At December 31, 2003, there were 4,548,874 additional shares available for grant under the Option Plans. The per share weighted-average fair value of stock options granted during 2003, 2002 and 2001 was $3.47, $9.49 and $12.72, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: 2003 — expected dividend yield 0%, risk-free interest rate of 2.87%, expected volatility of 82%, and an expected life of 5 years. 2002 — expected dividend yield 0%, risk-free interest rate of 4.18%, expected volatility of 85%, and an expected life of 5 years. 2001 — expected dividend yield 0%, risk-free interest rate of 4.65%, expected volatility of 76%, and an expected life of 5 years.

      No compensation cost has been recognized for the unconditional stock options in the consolidated financial statements. Had we determined compensation cost based on the fair value at the grant date for all our unconditional stock options under SFAS 123, “Accounting for Stock Based Compensation,” our net loss would have been increased to the pro forma amounts below:

	2003	2002	2001

Net loss applicable to common stock:
As reported	$(83,683,000)	(127,668,000)	(84,617,000)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(12,958,000)	(19,837,000)	(18,988,000)
Pro forma	$(96,641,000)	(147,505,000)	(103,605,000)
Net loss per weighted average common share outstanding — basic and diluted:
As reported	$(0.90)	(1.38)	(0.95)
Pro forma	$(1.04)	(1.59)	(1.16)

SIX FLAGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Stock option activity during the years indicated is as follows:

		Weighted-
		Average
	Number of	Exercise
	Shares	Price

Balance at December 31, 2000	7,431,850	$20.11
Granted	88,000	15.47
Exercised	(113,025)	11.92
Forfeited
Expired
Balance at December 31, 2001	7,406,825	20.01
Granted	549,000	13.70
Exercised	(198,815)	4.47
Forfeited	(383,000)	21.58
Expired
Balance at December 31, 2002	7,374,010	19.88
Granted	105,000	5.21
Exercised
Forfeited	(412,600)	21.05
Expired	(571,410)	11.00
Balance at December 31, 2003	6,495,000	$20.23

      At December 31, 2003, the range of exercise prices and weighted-average remaining contractual life of outstanding options was $5.21 to $25.00 and 2.68 years, respectively.

      At December 31, 2003, 2002 and 2001, options exercisable were 6,041,200, 4,962,410 and 5,323,905, respectively, and weighted-average exercise price of those options was $20.80, $19.44 and $19.13, respectively.

 Restricted Stock Grants

      We issued 900,000 restricted common shares with an estimated aggregate value of $14,625,000 to members of our senior management in July 1997. We issued an additional 920,000 restricted common shares with an estimated aggregate value of $16,100,000 to members of our senior management in October 1998. We also issued an additional 370,126 restricted common shares with an estimated aggregate value of $7,439,000 to members of our senior management in April 2001. The restrictions on the stock issued lapse ratably over various terms, generally based on continued employment. The restrictions also lapse upon termination of the executive without cause or if a change in control of Six Flags occurs. Compensation expense equal to the aggregate value of the shares is being recognized as an expense over the respective vesting period. As of December 31, 2002, all compensation expense associated with the restricted common shares issued in July 1997, October 1998 and April 2001 had been fully recognized in our consolidated statements of operations.

(p) Investment Securities

      Restricted-use investment securities at December 31, 2003 and 2002 consist of U.S. Treasury securities. At December 31, 2002, the securities were restricted to provide funds to satisfy our obligations under certain guarantees of partnership arrangements described in Note 12. The restriction period for these restricted-use investments terminated on April 1, 2003. The restricted-use investments at December 31, 2003 are restricted

SIX FLAGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

to provide funds to prepay certain debt. The prepayment was made in January 2004. See Notes 6(c) and 6(g). We classify our investment securities in one of two categories: available-for-sale or held-to-maturity. Held-to-maturity securities are those securities in which we have the ability and intent to hold the security until maturity. All other securities held by us are classified as available-for-sale. We do not purchase investment securities principally for the purpose of selling them in the near term and thus have no securities classified as trading.

      Available-for-sale securities are recorded at fair value. As of December 31, 2003 and 2002, the fair value of the restricted-use investments classified as available-for-sale was $317,913,000 and $75,111,000 which approximated the amortized cost of the securities. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from operations and are reported as a separate component of other comprehensive income (loss) until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. As of December 31, 2003 and 2002, our restricted-use investment securities classified as available-for-sale had remaining maturities of less than one year.

      Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective interest method. Interest income is recognized when earned.

(q) Comprehensive Income (Loss)

      Comprehensive income (loss) consists of net loss, changes in the foreign currency translation adjustment, changes in the fair value of derivatives that are designated as hedges and the additional minimum liability on our defined benefit plan and is presented in the 2003, 2002 and 2001 consolidated statements of stockholders’ equity and other comprehensive income (loss) as accumulated other comprehensive income (loss).

(r) Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(s) Reclassifications

      Reclassifications have been made to certain amounts reported in 2002 and 2001 to conform with the 2003 presentation.

(t) Impact of Recently Issued Accounting Pronouncements

      Statement of Financial Accounting Standards (SFAS) No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections,” was issued in April 2002. The Statement updates, clarifies and simplifies existing accounting pronouncements. As it relates to us, the statement eliminates the extraordinary loss classification on early debt extinguishments. Instead, the premiums and other costs associated with the early extinguishment of debt are reflected in pre-tax results similar to other debt-related expenses, such as interest expense and amortization of issuance costs. The statement became effective on January 1, 2003 in our case. Upon adoption, we reclassified the extraordinary losses incurred in prior periods ($29.9 million, with a related tax benefit of $11.4 million in 2002 and $13.8 million, with a related tax benefit of $5.2 million in 2001) as pretax items. The statement is also applicable to the 2003 tender offer and redemption of the Senior Discount Notes (see Note 6(a)). The adoption of this

SIX FLAGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

statement did not modify or adjust net loss for any period and did not impact our compliance with various debt covenants.

      In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 which was subsequently reissued in December 2003 as Interpretation No. 46 Revised (FIN 46).” FIN 46 requires a company to consolidate a variable interest entity if the company has a variable interest (or combination of variable interests) that will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both. A direct or indirect ability to make decisions that significantly affect the results of the activities of a variable interest entity is a strong indication that a company has one or both of the characteristics that would require consolidation of the variable interest entity. FIN 46 also requires additional disclosures regarding variable interest entities. We adopted FIN 46 during the fourth quarter of 2003. As a result, the results of Six Flags Over Georgia, Six Flags Over Texas, Six Flags Marine World and Six Flags White Water Atlanta, which were previously accounted for by the equity method, are now reflected as consolidated subsidiaries. The 2002 and 2001 consolidated financial statements have been restated to consolidate these entities in order to enhance the comparability to the 2003 presentation.

      In December 2003, FASB Statement No. 132 (revised), “Employers’ Disclosures about Pensions and Other Postretirement Benefit,” was issued. Statement 132 (revised) prescribes employers’ disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. The Statement retains and revises the disclosure requirements contained in the original Statement 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other post retirement benefit plans. The Statement generally is effective for fiscal years ending December 15, 2003. Our disclosures in Note 10 incorporate the requirements of Statement 132 (revised).

(2) Acquisition and Disposition of Theme Parks

      On April 8, 2004, we sold substantially all of the assets used in the operation of Six Flags Worlds of Adventure near Cleveland, Ohio (other than the marine and land animals located at that park and certain assets related thereto) for a cash purchase price of $144,300,000. In a separate transaction, on the same date, we sold all of the stock of Walibi S.A., our wholly-owned subsidiary that directly owned the seven parks we owned in Europe. The purchase price was approximately $200,000,000, of which Euro 10,000,000 ($12,100,000 as of April 8, 2004) was received in the form of a nine and one-half year note from the buyer, and $11,600,000 represented the assumption of certain debt by the buyer, with the balance paid in cash. Net cash proceeds from these transactions will primarily be used to pay down debt and to fund investments in our remaining parks, including the exercise of our option to purchase the minority interest in Six Flags Marine World. See Note 4.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the consolidated financial statements have been reclassified for all periods presented to reflect the operations, assets and liabilities of the parks being sold as discontinued operations. The assets and liabilities of such operations have been classified as “Assets held for sale” and “Liabilities from discontinued operations,” respectively, on the December 31, 2003 and 2002 consolidated balance sheets and consist of the following:

	December 31,

	2003	2002

Current assets	$39,908	$35,329
Property, plant and equipment, net	658,974	609,799
Other assets	71,807	70,569
Total assets held for sale	$770,689	$715,697
Current liabilities	$42,711	$35,218
Long term debt	11,997	13,880
Deferred tax liabilities	14,422	17,104
Total liabilities from discontinued operations	$69,130	$66,202

      The net loss from discontinued operations was classified on the consolidated statements of operations for the years ended December 31, 2003, 2002 and 2001 as “Discontinued Operations, net of taxes.” Summarized results of discontinued operations are as follows:

	Year Ended December 31,

	2003	2002	2001

		(in thousands)
Operating revenue	$188,026	$183,185	$187,924
Income (loss) from discontinued operations before income taxes	(4,227)	10,305	5,307
Income tax expense (benefit)	(4,572)	6,473	(6,815)
Net results of discontinued operations	$345	$3,832	$12,122

      See Note 1(i) related to the $61,054,000 of cumulative effect of change in accounting principle related to the sold European assets.

      Our long-term debt is at the consolidated level and is not reflected at each individual park. Thus, we have not allocated a portion of interest expense to the discontinued operations.

      On August 23, 2002, we acquired Jazzland (now Six Flags New Orleans), a theme park located outside New Orleans, for the assumption of $16,820,000 of pre-existing liabilities of the park and aggregate cash payments of $5,415,000. The prior owner of the park had sought protection under the federal bankruptcy laws. We agreed to invest in the park $25,000,000 over the three seasons commencing with 2003. This obligation has been satisfied. We lease, from the Industrial Development Board of the City of New Orleans, on a long-term basis, the land on which the park is located, together with most of the rides and attractions existing at the park on the acquisition date. Pursuant to this lease, the Industrial Development Board automatically acquires title to and becomes the owner of all rides, attractions and other leasehold improvements funded with our $25,000,000 investment or with other amounts we invest at the park, subject to all of the terms of the lease. We also own a separate 66-acre parcel available for complementary uses. There were no costs in excess of the fair value of the net assets acquired. The transaction was accounted for as a purchase.

      On May 2, 2001, we acquired substantially all of the assets of La Ronde, a theme park located in the City of Montreal for a cash purchase price of Can. $30,000,000 (approximately U.S. $19,600,000 at the

SIX FLAGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

exchange rate on such date). We have agreed to invest in the park Can. $90,000,000 (approximately U.S. $58,700,000 at that exchange rate) over four seasons commencing in 2002. We lease the land on which the park is located on a long-term basis. We funded the acquisition from a portion of the proceeds of the PIERS offering. See Note 9. Approximately U.S. $7,378,000 of costs in excess of the fair value of the net assets acquired were recorded as goodwill. The transaction was accounted for as a purchase.

      On February 9, 2001, we acquired substantially all of the assets used in the operation of Sea World of Ohio, a marine wildlife park located adjacent to the Company’s Six Flags Ohio theme park, for a cash purchase price of $110,000,000. We funded the acquisition from a portion of the proceeds of the PIERS offering. See Note 9. Approximately $57,834,000 of costs in excess of the fair value of the net assets acquired were recorded as goodwill. The transaction was accounted for as a purchase.

      The 2002 and 2001 acquisitions did not materially impact our 2002 and 2001 results of operations. As such, no pro forma information has been presented.

(3) Property and Equipment

      Property and equipment, at cost, are classified as follows:

	December 31,

	2003	2002

Land	$278,304,000	278,245,000
Land improvements	343,209,000	330,264,000
Buildings and improvements	466,933,000	459,964,000
Rides and attractions	1,402,498,000	1,344,563,000
Equipment	317,135,000	296,144,000
Total	2,808,079,000	2,709,180,000
Less accumulated depreciation	718,059,000	576,906,000
	$2,090,020,000	2,132,274,000

(4) Minority Interest, Partnerships and Joint Ventures

      Minority interest represents the third parties’ share of the assets of the four parks that are less than wholly-owned, Six Flags Over Texas, Six Flags Over Georgia (including Six Flags White Water Atlanta which is owned by the partnership that owns Six Flags Over Georgia) and Six Flags Marine World. Minority interest in earnings shown is reduced by depreciation and other non-operating expenses of $5,705,000, $6,223,000 and $6,275,000, respectively, for the years ended December 31, 2003, 2002 and 2001.

      In April 1997, we became manager of Marine World (subsequently renamed Six Flags Marine World), then a marine and exotic wildlife park located in Vallejo, California, pursuant to a contract with an agency of the City of Vallejo under which we are entitled to receive an annual base management fee of $250,000 and up to $250,000 annually in additional management fees based on park revenues. In November 1997, we exercised our option to lease approximately 40 acres of land within the site for nominal rent and an initial term of 55 years (plus four ten-year and one four-year renewal options). We have added theme park rides and attractions on the leased land, which is located within the existing park, in order to create one fully-integrated regional theme park at the site. We are entitled to receive, in addition to the management fee, 80% of the cash flow generated by the combined operations at the park, after combined operating expenses and debt service on outstanding third party debt obligations relating to the park. We also have an option through February 2007 to purchase the entire site at a purchase price equal to the greater of the then principal amount of the debt obligations of the seller (expected to aggregate $52,000,000) or the then fair market value of the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

seller’s interest in the park (based on a formula relating to the seller’s 20% share of Marine World’s cash flow). We intend to exercise the option during 2004.

      See note 12 for a description of the partnership arrangements applicable to Six Flags Over Texas and Six Flags Over Georgia (the Partnership Parks).

(5) Derivative Financial Instruments

      In February 2000, we entered into three interest rate swap agreements that effectively convert our $600,000,000 term loan component of the Credit Facility (see Note 6(b)) into a fixed rate obligation. The terms of the agreements, as subsequently extended, each of which has a notional amount of $200,000,000, began in March 2000 and expire from March 2005 to June 2005. Our term loan borrowings bear interest based upon LIBOR plus a fixed margin. Our interest rate swap arrangements were designed to “lock-in” the LIBOR component at rates, prior to a February 2001 amendment, ranging from 6.615% to 6.780% and, subsequent to that date and prior to March 6, 2003, 5.13% to 6.07% (with an average of 5.46%) and after March 6, 2003, 2.065% to 3.50% (with an average of 3.01%). The counterparties to these transactions are major financial institutions, which minimizes the credit risk.

      In June 1998, the FASB issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 133, as amended by SFAS No. 138, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge for accounting purposes. The accounting for changes in the fair value of a derivative (that is gains and losses) depends on the intended use of the derivative and the resulting designation. We adopted the provisions of SFAS No. 133 as of January 1, 2001. As a result of the adoption, we recognized a liability of approximately $4,996,000 and recorded in other comprehensive income (loss) $3,098,000 (net of tax effect) as a cumulative effect of a change in accounting principle, which was being amortized into operations over the original term of the interest rate swap agreements. See Note 9(c).

      As of January 1, 2001, two of the three interest rate swap agreements contained “knock-out” provisions that did not meet the definition of a derivative instrument that could be designated as a hedge under SFAS No. 133. From January 1, 2001 to February 23, 2001, we recognized in other income (expense) a $3,200,000 expense related to the change in fair value of these two hedges. As of February 23, 2001, the interest rate swap agreements were amended and the knock-out provisions were removed. As of that date and through December 31, 2003, we have designated all of the interest rate swap agreements as cash-flow hedges.

      The Partnership Parks are also party to interest rate swap agreements with respect to an aggregate of $16,640,000 of indebtedness at December 31, 2003 and $23,139,000 at December 31, 2002.

      We formally document all relationships between hedging instruments and hedged items, as well as our risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash-flow hedges to forecasted transactions. We also assess, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

      Changes in the fair value of a derivative that is effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss), until operations are affected by the variability in cash flows of the designated hedged item. Changes in fair value of a derivative that is not designated as a hedge are recorded in operations on a current basis.

      During 2003, 2002 and 2001, there were no gains or losses reclassified into operations as a result of the discontinuance of hedge accounting treatment for any of our derivatives.

SIX FLAGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      By using derivative instruments to hedge exposures to changes in interest rates, we are exposed to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. To mitigate this risk, the hedging instruments are placed with counterparties that we believe are minimal credit risks.

      Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, commodity prices, or currency exchange rates. The market risk associated with interest rate swap agreements is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

      We do not hold or issue derivative instruments for trading purposes. Changes in the fair value of derivatives that are designated as hedges are reported on the consolidated balance sheet in “Accumulated other comprehensive income (loss)” (AOCL). These amounts are reclassified to interest expense when the forecasted transaction takes place.

      From February 2001 through December 2003, the critical terms, such as the index, settlement dates, and notional amounts, of the derivative instruments were substantially the same as the provisions of our hedged borrowings under the Credit Facility. As a result, no material ineffectiveness of the cash-flow hedges was recorded in the consolidated statements of operations.

      As of December 31, 2003, approximately $5,914,000 of net deferred losses on derivative instruments accumulated in AOCL are expected to be reclassified to operations during the next 12 months. No transactions and events are expected to occur over the next twelve months that will necessitate reclassifying these derivatives’ losses to operations. The maximum term over which we are hedging exposures to the variability of cash flows for commodity price risk is 17 months.

(6) Long-Term Debt

      At December 31, 2003 and 2002, long-term debt consists of:

	2003	2002

Long-term debt:
10% Senior Discount Notes due 2008(a)	$—	391,451,000
Credit Facility(b)	600,000,000	615,000,000
9 3/4% Notes due 2007(c)	422,580,000	422,459,000
9 1/2% Senior Notes due 2009(d)	373,365,000	373,044,000
8 7/8% Senior Notes due 2010(e)	478,701,000	478,487,000
9 3/4% Senior Notes due 2013(f)	430,000,000	—
9 5/8% Senior Notes due 2014(g)	325,000,000	—
Other	44,759,000	59,275,000
	2,674,405,000	2,339,716,000
Less current and called portions	320,211,000	34,495,000
	$2,354,194,000	2,305,221,000

(a)	On April 1, 1998, Holdings issued at a discount $410,000,000 principal amount at maturity ($391,451,000 carrying value as of December 31, 2002) of 10% Senior Discount Notes due 2008 (the Senior Discount Notes). In December 2002, we repurchased $9,000,000 principal amount of Senior Discount Notes. On April 9, 2003, we commenced a tender offer for all $401,000,000 outstanding Senior Discount Notes. On April 16, and May 8, 2003, we purchased an aggregate of $397,405,000 principal amount of Senior Discount Notes (99.1% of outstanding) pursuant to the tender offer. The balance of the Senior Discount

SIX FLAGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Notes were redeemed on May 16, 2003. The tender offer price was funded by a portion of the proceeds of an offering by Holdings in April 2003 of $430,000,000 principal amount of 9 3/4% Senior Notes due 2013. See Note 6(f). The redemption price was funded by the balance of such proceeds, together with cash on hand. A gross loss of $27,592,000 due to the early purchase and redemption of the Senior Discount Notes, together with a related $10,484,000 tax benefit, was recognized in the second quarter of 2003.

(b)	On November 5, 1999, Six Flags Theme Parks Inc. (SFTP), a direct wholly owned subsidiary of Six Flags Operations Inc., our principal direct subsidiary, entered into the Credit Facility, which was amended and restated on July 8, 2002 and further amended on November 25, 2003. The Credit Facility includes a $300,000,000 five-year revolving credit facility (none of which was outstanding at December 31, 2003 and $15,000,000 was outstanding as of December 31, 2002), a $100,000,000 multicurrency reducing revolver facility (of which none was outstanding at December 31, 2003 or 2002) and a $600,000,000 six-year term loan ($600,000,000 of which was outstanding as of December 31, 2003 and 2002). Borrowings under the five-year revolving credit facility (US Revolver) must be repaid in full for thirty consecutive days each year. The interest rate on borrowings under the Credit Facility can be fixed for periods ranging from one to six months. At our option the interest rate is based upon specified levels in excess of the applicable base rate or LIBOR. At December 31, 2003, the weighted average interest rate for borrowings under the term loan was 5.51%. At December 31, 2002, the weighted average interest rates for borrowings under the US Revolver and term loan were 3.42% and 7.71%, respectively. The multicurrency facility permits optional prepayments and reborrowings and requires quarterly mandatory reductions in the initial commitment (together with repayments, to the extent that the outstanding borrowings thereunder would exceed the reduced commitment) of 2.5% of the committed amount thereof commencing on December 31, 2004, 5.0% commencing on March 31, 2006, 7.5% commencing on March 31, 2007 and 18.75% commencing on March 31, 2008. This facility and the U.S. Revolver terminate on June 30, 2008. The term loan facility requires quarterly repayments of 0.25% of the outstanding amount thereof commencing on September 30, 2004 and 24.0% commencing on September 30, 2008. The term loan matures on June 30, 2009, provided however, that the maturity of the term loan will be shortened to August 1, 2008 and December 31, 2008, respectively, if prior to such dates (i) we do not repay or refinance our 9 1/2% senior notes due 2009 (see 6(d)), or (ii) our outstanding preferred stock is not redeemed or converted into common stock. A commitment fee of .50% of the unused credit of the facility is due quarterly in arrears. The principal borrower under the facility is SFTP, and borrowings under the Credit Facility are guaranteed by Holdings, Six Flags Operations and all of Six Flags Operations’ domestic subsidiaries and are secured by substantially all of Six Flags Operations’ domestic assets and a pledge of Six Flags Operations capital stock. See Note 5 regarding interest rate hedging activities.

On November 25, 2003, we entered into an amendment to the Credit Facility pursuant to which we amended the covenants relating to the leverage ratio through 2005 and the fixed charge coverage ratio through June 30, 2007 in order to provide us with additional financial flexibility. In addition, pursuant to the amendment we are permitted to enter into fixed-to-floating rate debt swap agreements so long as our total floating rate debt does not exceed 50% of our total debt as of the swap date. In exchange for our lenders’ consent to the amendment, we agreed to an increase of 0.25% in the interest rates we are charged on our borrowings under the Credit Facility.

On January 16, 2004, we completed a $130,000,000 increase of the term loan portion of the Credit Facility and used all of the proceeds of the additional loan to redeem the remaining balance of our 9 3/4% Senior Notes due 2007 then outstanding. See 6(c) below. In March 2004, we amended the term loan in order to permit the sales of the discontinued operations.

The Credit Facility contains restrictive covenants that, among other things, limit the ability of Six Flags Operations and its subsidiaries to dispose of assets; incur additional indebtedness or liens; repurchase

SIX FLAGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

stock; make investments; engage in mergers or consolidations; pay dividends (except that (i) dividends of up to $75,000,000 in the aggregate (of which $8,900,000 had been dividended prior to December 31, 2003) may be made from cash from operations in order to enable us to pay amounts in respect of any refinancing or repayment of Holdings’ senior notes and (ii) subject to covenant compliance, dividends will be permitted to allow Holdings to meet cash interest obligations with respect to its Senior Notes, cash dividend payments on our PIERS and our obligations to the limited partners in Six Flags Over Georgia and Six Flags Over Texas) and engage in certain transactions with subsidiaries and affiliates. In addition, the Credit Facility requires that Six Flags Operations comply with certain specified financial ratios and tests.

(c)	On June 30, 1999, Holdings issued $430,000,000 principal amount of 9 3/4% Senior Notes due 2007 (the 2007 Senior Notes). In December 2002, we had repurchased $7,000,000 principal amount of the 2007 Senior Notes. In January 2004, we redeemed the 2007 Notes in full from the proceeds of the December 2003 issuance of our 9 5/8% Senior Notes due 2014 (see 6(g) below) and the proceeds of the $130.0 million increase in our term loan (see 6(b) above). A gross loss of $25,177,000 due to the redemption of the 1999 Notes, together with a related $9,567,000 tax benefit, will be recognized in the first quarter of 2004.

(d)	On February 2, 2001, Holdings issued $375,000,000 principal amount of 9 1/2% Senior Notes due 2009 (the 2009 Senior Notes). The 2009 Senior Notes are senior unsecured obligations of Holdings, are not guaranteed by subsidiaries and rank equal to the other Senior Notes of Holdings. The 2009 Senior Notes require annual interest payments of approximately $35,625,000 (9 1/2% per annum) and, except in the event of a change in control of Holdings and certain other circumstances, do not require any principal payments prior to their maturity in 2009. The 2009 Senior Notes are redeemable, at Holding’s option, in whole or in part, at any time on or after February 1, 2005, at varying redemption prices beginning at 104.75% and reducing annually until maturity. The indenture under which the 2009 Senior Notes were issued contains covenants substantially similar to those relating to the other Senior Notes of Holdings. The net proceeds of the 2009 Senior Notes were used to repurchase senior notes of Six Flags Operations and to repay borrowings under the multicurrency revolving portion of the Credit Facility (see Note 6(b)). Through May 25, 2004, we had repurchased $11,950,000 carrying amount of these notes from a portion of the proceeds from the sale of the discontinued operations. We will recognize a gross loss of $826,000, together with a related tax benefit of $314,000, in the second quarter of 2004 relating to the repurchase.

The indenture under which the 2009 Senior Notes were issued limits our ability to dispose of assets; incur additional indebtedness or liens; pay dividends; engage in mergers or consolidations; and engage in certain transactions with affiliates.

(e)	On February 11, 2002, Holdings issued $480,000,000 principal amount of 8 7/8% Senior Notes due 2010 (the 2010 Senior Notes). The 2010 Senior Notes are senior unsecured obligations of Holdings, are not guaranteed by subsidiaries and rank equal to the other Senior Notes of Holdings. The 2010 Senior Notes require annual interest payments of approximately $42,600,000 (8 7/8% per annum) and, except in the event of a change in control of Holdings and certain other circumstances, do not require any principal payments prior to their maturity in 2010. The 2010 Senior Notes are redeemable, at Holding’s option, in whole or in part, at any time on or after February 1, 2006, at varying redemption prices beginning at 104.438% and reducing annually until maturity. The indenture under which the 2010 Senior Notes were issued contains covenants substantially similar to those relating to the other Senior Notes of Holdings. The net proceeds of the 2010 Senior Notes were used to fund the redemptions of senior notes of Holdings and Six Flags Operations. Through May 25, 2004, we had repurchased $28,934,000 carrying amount of these notes from a portion of the proceeds from the sale of the discontinued operations. We will recognize a gross loss of $780,000, together with a related tax benefit of $296,000, in the second quarter of 2004 relating to the repurchase.

SIX FLAGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(f)	On April 16, 2003, Holdings issued $430,000,000 principal amount of 9 3/4% Senior Notes due 2013 (the 2013 Senior Notes). The 2013 Senior Notes are senior unsecured obligations of Holdings, are not guaranteed by subsidiaries and rank equal to the other Holdings Senior Notes. The 2013 Senior Notes require annual interest payments of approximately $41,925,000 (9 3/4% per annum) and, except in the event of a change in control of the Company and certain other circumstances, do not require any principal payments prior to their maturity in 2013. The 2013 Senior Notes are redeemable, at Holdings’ option, in whole or in part, at any time on or after April 15, 2008, at varying redemption prices beginning at 104.875% and reducing annually until maturity. The indenture under which the 2013 Senior Notes were issued contains covenants substantially similar to those relating to the other Holdings Senior Notes. All of the net proceeds of the 2013 Senior Notes were used to fund the tender offer and redemption of the Senior Discount Notes (see Note 6(a)). Through May 25, 2004, we had repurchased $26,000,000 carrying amount of these notes from a portion of the proceeds from the sale of the discontinued operations. We will recognize a gross loss of $1,475,000, together with a related tax benefit of $560,000, in the second quarter of 2004 relating to the repurchase.

(g)	On December 5, 2003, Holdings issued $325,000,000 principal amount of the 9 5/8% Senior Notes due 2014 (the 2014 Senior Notes). The 2014 Senior Notes are senior unsecured obligations of Holdings, are not guaranteed by subsidiaries and rank equal to the other Holdings Senior Notes. The 2014 Senior Notes require annual interest payments of approximately $31,281,000 (9 5/8% per annum) and, except in the event of a change in control of the Company and certain other circumstances, do not require any principal payments prior to their maturity in 2014. The 2014 Senior Notes are redeemable, at Holdings’ option, in whole or in part, at any time on or after June 1, 2009, at varying redemption prices beginning at 104.813% and reducing annually until maturity. The indenture under which the 2014 Senior Notes were issued contains covenants substantially similar to those relating to the other Holdings Senior Notes. All of the net proceeds of the 2014 Senior Notes were used to redeem a portion of the 2007 Senior Notes (see Note 6(c)). Through May 25, 2004, we had repurchased $16,350,000 carrying amount of these notes from a portion of the proceeds from the sale of the discontinued operations. We will recognize a gross loss of $827,000, together with a related tax benefit of $314,000, in the second quarter of 2004 relating to the repurchase.

      Annual maturities of long-term debt during the five years subsequent to December 31, 2003 and thereafter, are as follows:

2004	$320,211,000*
2005	21,116,000
2006	11,361,000
2007	18,519,000
2008	349,869,000
Thereafter	1,953,329,000
$2,674,405,000

*	Includes $301,200,000 of 2007 Senior Notes that had been called for redemption at December 31, 2003 and were redeemed in January 2004.

      The Credit Facility restricts the ability of Six Flags Operations to distribute assets to Holdings, and the indentures relating to Holdings’ Senior Notes restrict the ability of Holdings to distribute assets to its shareholders. The Credit Facility restricts distributions by Six Flags Operations (i) up to $75,000,000 in the aggregate from cash from operations and (ii) to amounts required to pay interest on Holdings’ Senior Notes, dividends on Holdings’ outstanding preferred stock, required payments under the agreements relating to the Partnership Parks and certain tax and shared services arrangements. The amount available for distribution

SIX FLAGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(other than permitted payments in respect to shared administrative and other corporate expenses and tax sharing payments) at December 31, 2003 by Holdings based upon the most restrictive applicable indenture limitation was $632,200,000.

(7) Fair Value of Financial Instruments

      The following table and accompanying information present the carrying amounts and estimated fair values of our financial instruments at December 31, 2003 and 2002. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

	2003		2002

	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Financial assets (liabilities):
Restricted-use investment securities*	$317,913,000	317,913,000	75,111,000	75,111,000
Long-term debt	(2,674,405,000)	(2,761,508,000)	(2,339,716,000)	(2,276,184,000)
Interest rate swap agreements (included in other long-term liabilities)	(13,110,000)	(13,110,000)	(19,079,000)	(19,079,000)
PIERS	(281,119,000)	(263,350,000)	(279,993,000)	(186,875,000)

*	Includes $301,200,000 of 2007 Senior Notes that had been called for redemption at December 31, 2003 and were redeemed in January 2004.

      The carrying amounts shown in the table are included in the consolidated balance sheets under the indicated captions.

      The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•	The fair values of cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate fair value because of the short maturity of these instruments.

•	Restricted-use investment securities: The fair values of debt securities (both available-for-sale and held-to-maturity investments) are based on quoted market prices at the reporting date for those or similar investments.

•	Long-term debt: The fair value of our long-term debt is estimated by discounting the future cash flows of each instrument at rates currently offered to us for similar debt instruments of comparable maturities by our investment bankers or based upon quoted market prices.

•	Derivative financial instruments: The fair value of our derivative financial instruments is determined by the counterparty financial institution.

•	PIERS: The fair value of our mandatorily redeemable preferred stock is based upon quoted market prices.

SIX FLAGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(8) Income Taxes

      Income tax expense (benefit) allocated to continuing operations for 2003, 2002 and 2001 consists of the following:

	Current	Deferred	Total

2003:
U.S. federal	$—	(27,051,000)	(27,051,000)
Foreign	1,840,000	746,000	2,586,000
State and local	1,291,000	(5,390,000)	(4,099,000)
	$3,131,000	(31,695,000)	(28,564,000)
2002:
U.S. federal	$—	(21,161,000)	(21,161,000)
Foreign	1,312,000	1,156,000	2,468,000
State and local	648,000	(3,854,000)	(3,206,000)
	$1,960,000	(23,859,000)	(21,899,000)
2001:
U.S. federal	$—	(8,915,000)	(8,915,000)
Foreign	1,818,000	2,841,000	4,659,000
State and local	427,000	(1,778,000)	(1,351,000)
	$2,245,000	(7,852,000)	(5,607,000)

      Total tax benefit for 2003, 2002 and 2001 was $33,136,000, $15,426,000 and $12,422,000, respectively.

      Recorded income tax expense allocated to continuing operations differed from amounts computed by applying the U.S. federal income tax rate of 35% in 2003, 2002 and 2001 to loss before income taxes as follows:

	2003	2002	2001

Computed “expected” federal income tax expense (benefit)	$(31,718,000)	(24,631,000)	(26,541,000)
Amortization of goodwill	—	—	13,794,000
Nondeductible compensation	35,000	3,035,000	3,767,000
Other, net	2,752,000	700,000	(51,000)
Effect of foreign income taxes	3,113,000	1,145,000	4,329,000
Effect of state and local income taxes, net of federal tax benefit	(2,746,000)	(2,148,000)	(905,000)
	$(28,564,000)	(21,899,000)	(5,607,000)

      Substantially all of our future taxable temporary differences (deferred tax liabilities) relate to the different financial accounting and tax depreciation methods and periods for property and equipment. Our net operating loss carryforwards, alternative minimum tax credits, accrued insurance expenses, and deferred

SIX FLAGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

compensation amounts represent future income tax deductions (deferred tax assets). The tax effects of these temporary differences as of December 31, 2003, 2002 and 2001 are presented below:

	2003	2002	2001

Deferred tax assets before valuation allowance	$473,460,000	420,844,000	356,806,000
Less valuation allowance	1,196,000	1,196,000	1,196,000
Net deferred tax assets	472,264,000	419,648,000	355,610,000
Deferred tax liabilities	516,547,000	491,869,000	464,890,000
Net deferred tax liability	$44,283,000	72,221,000	109,280,000

      Our deferred tax liability results from the financial carrying amounts for property and equipment being substantially in excess of our tax basis in the corresponding assets. The majority of our property and equipment is depreciated over a 7-year period for tax reporting purposes and a longer 20-to-25 year period for financial purposes. The faster tax depreciation has resulted in tax losses which can be carried forward to future years to offset future taxable income. Because most of our depreciable assets’ financial carrying amounts and tax basis difference will reverse before the expiration of our net operating loss carryforwards and taking into account our projections of future taxable income over the same period, management believes that we will more likely than not realize the benefits of these net future deductions.

      As of December 31, 2003, we have approximately $1,131,342,000 of net operating loss carryforwards available for U.S. federal income tax purposes which expire through 2020. Included are net operating loss carryforwards of $3,400,000 which are not expected to be utilized as a result of an ownership change that occurred on October 30, 1992. A valuation allowance for the pre-October 1992 net operating loss carryforwards has been established. Additionally at December 31, 2003, we had approximately $6,591,000 of alternative minimum tax credits which have no expiration date.

(9) Preferred Stock, Common Stock and Other Stockholders’ Equity

(a) Preferred Stock

      We have authorized 5,000,000 shares of preferred stock, $1.00 par value per share. All shares of preferred stock rank senior and prior in right to all of our now or hereafter issued common stock with respect to dividend payments and distribution of assets upon our liquidation or dissolution. PIERS

      In January 2001, we issued 11,500,000 PIERS, for proceeds of $277,834,000, net of the underwriting discount and offering expenses of $9,666,000. We used a portion of the proceeds to acquire substantially all of the assets of the former Sea World of Ohio and La Ronde. See Note 2. Each PIERS represents one one-hundredth of a share of our 7 1/4% mandatorily redeemable preferred stock (an aggregate of 115,000 shares of preferred stock). The PIERS accrue cumulative dividends (payable, at our option, in cash or shares of common stock) at 7 1/4% per annum (approximately $20,844,000 per annum). Holders can voluntarily convert the PIERS into shares of common stock at any time prior to August 15, 2009.

      Prior to August 15, 2009, each of the PIERS is convertible at the option of the holder into 1.1990 common shares (equivalent to a conversion price of $20.85 per common share), subject to adjustment in certain circumstances (the Conversion Price). At any time on or after February 15, 2004 and at the then applicable conversion rate, we may cause the PIERS, in whole or in part, to be automatically converted if for 20 trading days within any period of 30 consecutive trading days, including the last day of such period, the closing price of our common stock exceeds 120% of the then prevailing Conversion Price. On August 15, 2009, the PIERS are mandatorily redeemable in cash equal to 100% of the liquidation preference (initially $25.00 per PIERS), plus any accrued and unpaid dividends.

SIX FLAGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b) Share Rights Plan

      On December 10, 1997, our board of directors authorized a share rights plan. The plan was subsequently amended on February 4, 1998. Under the plan, stockholders have one right for each share of common stock held. The rights become exercisable ten business days after (a) an announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of our voting shares outstanding, or (b) the commencement or announcement of a person’s or group’s intention to commence a tender or exchange offer that could result in a person or group owning 15% or more of the voting shares outstanding.

      Each right entitles our holder (except a holder who is the acquiring person) to purchase 1/ 1000 of a share of a junior participating series of preferred stock designated to have economic and voting terms similar to those of one share of common stock for $250.00, subject to adjustment. In the event of certain merger or asset sale transactions with another party or transactions which would increase the equity ownership of a stockholder who then owned 15% or more of the voting shares of Six Flags, each right will entitle our holder to purchase securities of the merging or acquiring party with a value equal to twice the exercise price of the right.

      The rights, which have no voting power, expire in 2008. The rights may be redeemed by us for $.01 per right until the rights become exercisable.

(c) Other Comprehensive Income (Loss)

      The accumulated balances for each classification of comprehensive income (loss) are as follows:

			Additional
			Minimum	Accumulated Other
	Foreign		Liability on	Comprehensive
	Currency Items	Cash Flow Hedges	Benefit Plan	Income (Loss)

Balance, December 31, 2000	$(48,589,000)	—	—	(48,589,000)
Cumulative effect of change in accounting principle	—	(3,098,000)	—	(3,098,000)
Net current period change	(19,062,000)	(17,843,000)	—	(36,905,000)
Reclassification adjustments for losses reclassified into operations	—	6,726,000	—	6,726,000
Balance, December 31, 2001	(67,651,000)	(14,215,000)	—	(81,866,000)
Net current period change	43,518,000	(10,455,000)	(16,197,000)	16,866,000
Reclassification adjustments for losses reclassified into operations	—	13,727,000	—	13,727,000
Balance, December 31, 2002	(24,133,000)	(10,943,000)	(16,197,000)	(51,273,000)
Net current period change	78,868,000	(4,193,000)	2,928,000	77,603,000
Reclassification adjustments for losses reclassified into operations	—	8,337,000	—	8,337,000
Balance at December 31, 2003	$54,735,000	(6,799,000)	(13,269,000)	34,667,000

      The cash flow hedge and the additional minimum liability on benefit plan amounts presented above are reflected net of tax, calculated at a rate of approximately 38%.

(10) Pension Benefits

      As part of the acquisition of the former Six Flags, we assumed the obligations related to the SFTP Defined Benefit Plan (the Plan). The Plan covered substantially all of SFTP’s employees. During 1999 the

SIX FLAGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Plan was amended to cover substantially all of our domestic full-time employees. The Plan permits normal retirement at age 65, with early retirement at ages 55 through 64 upon attainment of ten years of credited service. The early retirement benefit is reduced for benefits commencing before age 62. Plan benefits are calculated according to a benefit formula based on age, average compensation over the highest consecutive five-year period during the employee’s last ten years of employment and years of service. Plan assets are invested primarily in common stock and mutual funds. The Plan does not have significant liabilities other than benefit obligations. Under our funding policy, contributions to the Plan are determined using the projected unit credit cost method. This funding policy meets the requirements under the Employee Retirement Income Security Act of 1974.

Benefit Obligations

      Change in benefit obligation

	2003	2002

Benefit obligation, January 1	$114,355,000	98,568,000
Service cost	4,729,000	3,910,000
Interest cost	7,689,000	6,966,000
Actuarial loss (gain)	7,543,000	6,862,000
Benefits paid	(2,611,000)	(2,356,000)
Plan amendments	—	405,000
Benefit obligation, December 31	$131,705,000	114,355,000

      The accumulated benefit obligation for the Plan at the end of 2003 and 2002 was $113,790,000 and $97,436,000, respectively.

      We use a measurement date of December 31 for our pension plan. Weighted average assumptions used to determine benefit obligations, December 31

	2003	2002

Discount rate	6.125%	6.500%
Rate of compensation increase	3.750%	4.000%

Change in Plan assets	2003	2002

Fair value of plan assets, January 1	$76,636,000	82,980,000
Actual return on plan assets	14,869,000	(6,238,000)
Employer contribution	3,328,000	2,250,000
Benefits paid	(2,611,000)	(2,356,000)
Fair value of plan assets, December 31	$92,222,000	76,636,000

      Employer contributions and benefits paid in the above table include only those amounts contributed directly to, or paid directly from, plan assets.

SIX FLAGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The asset allocation for the Plan at the end of 2003 and 2002, and the target allocation for 2004, by asset category, follows. The fair value of Plan assets is $92,222,000 and $76,636,000 at the end of 2003 and 2002, respectively. The expected long term rate of return on these Plan assets was 9.00% in 2003 and 2002.

		Percentage of
		Plan Assets at
	Target	December 31,
	Allocation for
Asset category	2004	2003	2002

Equity securities	60.0%	61.7%	58.5%
Fixed Income	38.5%	37.8%	40.9%
Short Term Investments	1.5%	0.5%	0.6%
Other	0.0%	0.0%	0.0%
Total	100.0%	100.0%	100.0%

Description of Investment Strategy

      The Committee is responsible for managing the investment of Plan assets and ensuring that the Plan’s investment program is in compliance with all provisions of ERISA, other relevant legislation, related Plan documents and the Statement of Investment Policy. The Committee has retained several mutual funds, commingled funds and/or investment managers to manage Plan assets and implement the investment process. The investment managers, in implementing their investment processes, have the authority and responsibility to select appropriate investments in the asset classes specified by the terms of the applicable prospectus or other investment manager agreements with the Plan.

      The primary financial objective of the Plan is to secure participant retirement benefits. As such, the key objective in the Plan’s financial management is to promote stability and, to the extent appropriate, growth in funded status. Other related and supporting financial objectives are also considered in conjunction with a comprehensive review of current and projected Plan financial requirements.

      The assets of the fund are invested to achieve the greatest reward for the Plan consistent with a prudent level of risk. The asset return objective is to achieve, as a minimum over time, the passively managed return earned by market index funds, weighted in the proportions outlined by the asset class exposures in the Plan’s long-term target asset allocation. Funded Status The funded status of the Plan, reconciled to the amount on the statement of financial position at December 31 follows:

December 31	2003	2002

Fair value of Plan assets	$92,222,000	76,636,000
Benefit obligation	(131,705,000)	(114,355,000)
Funded status	(39,483,000)	(37,719,000)
Amounts not yet recognized:
Unrecognized net (gain) loss	39,316,000	43,042,000
Unrecognized prior service cost (benefit)	1,745,000	2,047,000
Unrecognized net transition obligation (asset)	—	—
Net amount recognized (included in deposits and other assets)	$1,578,000	7,370,000

SIX FLAGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31	2003	2002

Prepaid benefit cost	$1,578,000	7,370,000
Accrued benefit cost	—	—
Additional minimum liability	(23,146,000)	(28,170,000)
Intangible asset	1,745,000	2,046,000
Accumulated other comprehensive income	21,401,000	26,124,000
Net amount recognized (included in deposits and other assets)	$1,578,000	7,370,000

      At December 31, 2003 and 2002 the projected benefit obligation, the accumulated benefit obligation and the fair value of Plan assets are as follows:

			Accumulated Benefit Obligation
	Projected Benefit Obligation Exceeds		Exceeds the Fair Value of Plan
	the Fair Value of Plan Assets		Assets

	2003	2002	2003	2002

Projected benefit obligation	$131,705,000	$114,355,000	131,705,000	$114,355,000
Accumulated benefit obligation	113,790,000	97,436,000	113,790,000	97,436,000
Fair value of Plan assets	92,222,000	76,636,000	92,222,000	76,636,000

      Expected Cash Flows Information about expected cash flows for the plan follows:

Employer Contributions for Fiscal Year 2004

2004 (expected) to plan trusts	$6,897,000
2004 (expected) to plan participants	—

Components of net periodic benefit cost

	Years Ended December 31,

	2003	2002	2001

Service cost	$4,729,000	$3,910,000	$3,745,000
Interest cost	7,689,000	6,966,000	6,739,000
Expected return on plan assets	(6,859,000)	(7,346,000)	(7,837,000)
Amortization of prior service cost (benefit)	301,000	301,000	260,000
Amortization of net actuarial loss (gain)	3,260,000	895,000	86,000
Amortization of transition obligation (asset)	—	—	—
Net periodic benefit cost	$9,120,000	$4,726,000	$2,993,000

Weighted-Average Assumptions Used to Determine Net Cost

Discount rate	6.500%	7.250%	7.500%
Rate of compensation increase	4.000%	4.250%	4.500%
Expected return on plan assets	9.000%	9.000%	9.000%

      The return on assets assumption was developed based on consideration of historical market returns, current market conditions, and the Plan’s past experience. Estimates of future market returns by asset category are reflective of actual long-term historical returns.

      Overall, it was projected that the Plan could achieve a 9.00% net return over time based on a consistent application of the existing asset allocation strategy and a continuation of the Plan’s policy of monitoring manager performance. Additional Information At December 31, 2003, the Plan’s accumulated benefit obligation exceeded the fair value of Plan assets resulting in the Plan being underfunded by $21,568,000. As

SIX FLAGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

such, we recognized the difference between our recorded prepaid benefit cost and the underfunded status of the Plan as a liability of $23,146,000 and recorded in other comprehensive loss $13,269,000, net of tax effect of $8,132,000 as an additional minimum liability of the Plan. Additionally, we recognized an intangible asset of $1,745,000 which represents the previously unrecognized prior service cost of the Plan.

(11) 401(k) Plan

      We have a qualified, contributory 401(k) plan (the 401(k) Plan). All regular employees are eligible to participate in the 401(k) Plan if they have completed one full year of service and are at least 21 years old. We match 100% of the first 2% and 25% of the next 6% of salary contributions made by employees. The accounts of all participating employees are fully vested upon completion of four years of service. We recognized approximately $2,356,000, $2,183,000 and $2,015,000 of related expense in the years ended December 31, 2003, 2002 and 2001, respectively.

(12) Commitments and Contingencies

      On April 1, 1998 we acquired all of the capital stock of Six Flags Entertainment Corporation for $976,000,000, paid in cash. In addition to our obligations under outstanding indebtedness and other securities issued or assumed in the Six Flags acquisition, we also guaranteed in connection therewith certain contractual obligations relating to the partnerships that own two Six Flags parks, Six Flags Over Texas and Six Flags Over Georgia (the Partnership Parks). Specifically, we guaranteed the obligations of the general partners of those partnerships to (i) make minimum annual distributions of approximately $52,200,000 (as of 2003 and subject to annual cost of living adjustments thereafter) to the limited partners in the Partnership Parks and (ii) make minimum capital expenditures at each of the Partnership Parks during rolling five-year periods, based generally on 6% of such park’s revenues. Cash flow from operations at the Partnership Parks is used to satisfy these requirements first, before any funds are required from us. We also guaranteed the obligation of our subsidiaries to purchase a maximum number of 5% per year (accumulating to the extent not purchased in any given year) of the total limited partnership units outstanding as of the date of the agreements (the Partnership Agreements) that govern the partnerships (to the extent tendered by the unit holders). The agreed price for these purchases is based on a valuation for each respective Partnership Park equal to the greater of (i) a value derived by multiplying such park’s weighted-average four-year EBITDA (as defined in the Partnership Agreements) by a specified multiple (8.0 in the case of the Georgia park and 8.5 in the case of the Texas park) or (ii) $250,000,000 in the case of the Georgia park and $374,800,000 in the case of the Texas park. Our obligations with respect to Six Flags Over Georgia and Six Flags Over Texas will continue until 2027 and 2028, respectively.

      As we purchase units relating to either Partnership Park, we are entitled to the minimum distribution and other distributions attributable to such units, unless we are then in default under the applicable agreements with our partners at such Partnership Park. On December 31, 2003, we owned approximately 25.3% and 37.5%, respectively, of the limited partnership units in the Georgia and Texas partnerships. The maximum unit purchase obligations for 2004 at both parks will aggregate approximately $184,400,000.

      We lease the sites of Wyandot Lake, Enchanted Village, Six Flags New Orleans, Six Flags Mexico, La Ronde and each of the two Waterworld/ USA locations. We also lease a portion of the site of Six Flags Kentucky Kingdom and a small parcel near Six Flags New England. In certain cases rent is based upon percentage of the revenues earned by the applicable park. During 2003, 2002 and 2001, we recognized approximately $7,617,000, $6,407,000 and $5,176,000, respectively, of rental expense under these rent agreements.

      Total rental expense, including office space and park sites, was approximately $13,114,000, $12,639,000 and $11,606,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

SIX FLAGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Future minimum obligations under noncancellable operating leases, including site leases, at December 31, 2003, are summarized as follows (in thousands):

Year Ending December 31,

2004	$8,380
2005	7,933
2006	7,449
2007	7,265
2008	7,083
2009 and thereafter	124,986
$163,096

      We are party to a license agreement (the U.S. License Agreement) pursuant to which we have the exclusive right on a long term basis to theme park use in the United States and Canada (excluding the Las Vegas, Nevada metropolitan area) of all animated, cartoon and comic book characters that Warner Bros. and DC Comics have the right to license for such use. Under the U.S. License Agreement, we pay an annual license fee of $2,500,000 through 2005. Thereafter, the license fee will be subject to periodic scheduled increases and will be payable on a per-theme park basis.

      In November 1999, we entered into license agreements (collectively the International License Agreement) pursuant to which we have the exclusive right on a long term basis to theme parks use in Europe, Central and South America of all animated, cartoon and comic book characters that Warner Bros., DC Comics and the Cartoon Network have the right to license for such use. Under the International License Agreement, the license fee is based on specified percentages of the gross revenues of the applicable parks. We have prepaid approximately $5.5 million of international license fees.

      We are the defendant in purported class action litigation pending in California Superior Court for Los Angeles County. The master complaint, Amendarez v. Six Flags Theme Parks, Inc., was filed on November 27, 2001, combining five previously filed complaints. The plaintiffs allege that security and other practices at our parks in Valencia, California, discriminate against visitors on the basis of race, color, ethnicity, national origin and/or physical appearance, and assert claims under California statutes and common law. On March 29, 2004, the parties executed a Settlement Agreement, which was preliminarily approved by the Court on April 21, 2004. Under the terms of the settlement, we are to pay $5,625,000 into a settlement fund, provide 7,000 free tickets to the Valencia park, and accept certain injunctive relief, in exchange for a complete, class-wide release of all claims within the scope of the master complaint. After a period in which putative class members may opt out of the settlement or object to its terms, a final approval hearing is scheduled to be held on August 5, 2004. If the settlement receives final approval, it is to become effective when the time for an appeal has expired or any appeals filed have been finally adjudicated. If the settlement is not finally approved and fully implemented, in the absence of a negotiated solution, the litigation is expected to resume. If the litigation resumes, we intend to continue vigorously defending the case. We cannot predict the outcome; however, we do not believe it will have a material adverse effect on our consolidated financial position, results of operations or liquidity. We have established a liability of approximately $3.2 million in respect of this matter and have received a payment of $1.5 million from one of the two applicable insurance companies. We have commenced legal action against the other insurer.

      On May 2, 2004, a fatality occurred on a roller coaster at Six Flags New England. The park is covered by our multi-layered general liability insurance coverage of up to $100.0 million per occurrence, with a $2.5 million self-insurance retention. Although we have not concluded our investigation into this incident, at this time we do not believe that the impact of this incident, including any resulting lawsuit, will have a material adverse effect on our consolidated financial position, results of operations or liquidity.

SIX FLAGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      We maintain multi-layered general liability policies that provide for excess liability coverage of up to $100,000,000 per occurrence. For incidents arising after November 15, 2003, our self-insured retention is $2,500,000 per occurrence ($2,000,000 per occurrence for the twelve months ended November 15, 2003 and $1,000,000 per occurrence for the twelve months ended on November 15, 2002) for our domestic parks and a nominal amount per occurrence for our international parks. Our self-insured retention after November 15, 2003 is $750,000 for workers compensation claims ($500,000 for the period from November 15, 2001 — November 15, 2003). For most incidents prior to November 15, 2001, our policies did not provide for a self-insured retention. Based upon reported claims and an estimate for incurred, but not reported claims, we accrue a liability for our self-insured retention contingencies.

      We are party to various other legal actions arising in the normal course of business. Matters that are probable of unfavorable outcome to us and which can be reasonably estimated are accrued. Such accruals are based on information known about the matters, our estimate of the outcomes of such matters and our experience in contesting, litigating and settling similar matters. None of the actions are believed by management to involve amounts that would be material to our consolidated financial position, results of operations, or liquidity after consideration of recorded accruals.

(13) Business Segments

      We manage our operations on an individual park location basis. Discrete financial information is maintained for each park and provided to our management for review and as a basis for decision-making. The primary performance measure used to allocate resources is earnings before interest, tax expense, depreciation, and amortization (EBITDA). All of our parks provide similar products and services through a similar process to the same class of customer through a consistent method. As such, we have only one reportable segment operation of theme parks. The following tables present segment financial information, a reconciliation of the primary segment performance measure to loss from continuing operations before income taxes. Park level expenses exclude all non-cash operating expenses, principally depreciation and amortization and all non-operating expenses.

	2003	2002	2001

	(In thousands)
Theme park revenues	$1,048,643	1,059,095	1,075,989
Theme park cash expenses	686,129	651,942	645,282
Aggregate park EBITDA	362,514	407,153	430,707
Minority interest in EBITDA	(41,702)	(42,983)	(45,331)
Corporate expenses	(28,237)	(29,627)	(26,792)
Non-cash compensation	(101)	(9,256)	(8,616)
Other income (expense)	(30,037)	(35,895)	(18,395)
Minority interest in earnings — depreciation and other expense	5,705	6,223	6,275
Depreciation and amortization	(145,453)	(137,881)	(189,845)
Interest expense	(215,239)	(231,337)	(230,472)
Interest income	1,928	3,228	6,638
Loss from continuing operations before income taxes	$(90,622)	(70,375)	(75,831)

SIX FLAGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      After giving effect to the discontinued operations, one of our parks is located in Mexico and one is located in Canada. The following information reflects our long-lived assets and revenue by domestic and foreign categories for 2003, 2002 and 2001.

	Domestic	Foreign	Total

	(In thousands)
2003:
Long-lived assets	$3,204,321	125,870	3,330,191
Revenues	986,071	62,572	1,048,643
2002:
Long-lived assets	$3,243,816	124,968	3,368,784
Revenues	997,418	61,677	1,059,095
2001:
Long-lived assets	$3,241,387	121,717	3,363,104
Revenues	1,018,105	57,884	1,075,989

      Long-lived assets include property and equipment and intangible assets.

(14) Quarterly Financial Information (Unaudited)

      Following is a summary of the unaudited interim results of operations for the years ended December 31, 2003 and 2002:

	2003

		Second	Third	Fourth
	First Quarter	Quarter	Quarter	Quarter	Full Year

Total revenue	$43,862,000	361,372,000	545,192,000	98,217,000	1,048,643,000
Net income (loss) applicable to common stock	(115,598,000)	(17,761,000)	134,679,000	(85,003,000)	(83,683,000)
Net income (loss) per weighted average common share outstanding:
Basic	(1.25)	(0.19)	1.45	(0.92)	(0.90)
Diluted	(1.25)	(0.19)	1.32	(0.92)	(0.90)

	2002

		Second	Third	Fourth
	First Quarter	Quarter	Quarter	Quarter	Full Year

Total revenue	$55,053,000	376,519,000	538,558,000	88,965,000	1,059,095,000
Total revenue as reported
Net income (loss) applicable to common stock	(174,721,000)	(11,454,000)	134,170,000	(75,663,000)	(127,668,000)
Net income (loss) per weighted average common share outstanding:
Basic	(1.89)	(0.12)	1.45	(0.82)	(1.38)
Diluted	(1.89)	(0.12)	1.31	(0.82)	(1.38)

      We operate a seasonal business. In particular, our theme park operations contribute most of their annual revenue during the period from Memorial Day to Labor Day each year.

SIX FLAGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As described in note 1, we adopted the provisions of SFAS 142 effective January 1, 2002 and recognized a $61,054,000 cumulative effect of a change in accounting principle. The change has been reflected in the results of the first quarter of 2002 above.

      As a result of adopting the provisions of FIN 46 in 2003, we have retroactively restated our consolidated financial statements. The amounts originally reported prior to adoption in the fourth quarter of 2003 are also included in the above table. Our net loss did not change as a result of adoption.

On June 30, 2000, Premier Parks Inc. changed its name to Six Flags, Inc.

PROSPECTUS

$1,000,000,000

PREMIER PARKS INC.

Debt Securities, Common Stock,
Preferred Stock, Warrants, Units

       We will offer from time to time debt securities (including senior, subordinated and convertible debt securities), common stock, preferred stock (including convertible preferred stock), warrants or units. We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

      Our common stock is listed on the New York Stock Exchange under the trading symbol “PKS”. Any common stock sold pursuant to a prospectus supplement will be listed on the New York Stock Exchange. We have not yet determined whether any of the debt securities, preferred stock, warrants or units will be listed on any exchange or the over-the-counter market. If we decide to seek listing of any debt securities, preferred stock, warrants or units, the related prospectus supplement will disclose such exchange or market.

      Consider carefully the Risk Factors beginning on Page 8 in this prospectus.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 18, 1999

On June 30, 2000, Premier Parks Inc. changed its name to Six Flags, Inc.

      You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus.

On June 30, 2000, Premier Parks Inc. changed its name to Six Flags, Inc.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this shelf process, we may, over the next two years, sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $1,000,000,000.

      This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described immediately below under the heading “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. Our Common Stock is listed on the New York Stock Exchange. Our reports, proxy statements and other information can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      This prospectus is part of a Registration Statement on Form S-3 filed with the SEC under the Securities Act of 1933. This prospectus omits some of the information contained in the Registration Statement. You should refer to the Registration Statement for further information with respect to Premier Parks Inc. and the securities offered by this prospectus. Any statement contained in this prospectus concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the SEC is not necessarily complete, and in each case you should refer to the copy of the document filed for complete information.

      The SEC allows us to “incorporate by reference” the information we file with it, which means we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities.

1.	Our Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

2.	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999.

3.	The audited financial statements of Six Flags Entertainment Corporation as of December 28, 1997 and December 29, 1996 and for each of the three years in the period ended December 28, 1997 contained in our registration statement on Form S-3 (Registration No. 333-46897) declared effective March 26, 1998.

4.	The description of our Common Stock contained in our registration statement on Form 8-A filed pursuant to Section 12 of the Securities Exchange Act.

5.	The description of the Rights relating to the shares of Common Stock contained in our registration statement on Form 8-A filed pursuant to Section 12 of the Securities Exchange Act.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Premier Parks Inc.
11501 Northeast Expressway
Oklahoma City, Oklahoma 73131
Attention: Richard Kipf, Corporate Secretary
Telephone: (405) 475-2500

On June 30, 2000, Premier Parks Inc. changed its name to Six Flags, Inc.

      Looney Tunes, Bugs Bunny, Daffy Duck, Tweety Bird and Yosemite Sam are copyrights and trademarks of Warner Bros., a division of Time Warner Entertainment Company, L.P. (“TWE”). Batman and Superman are copyrights and trademarks of DC Comics, a partnership between TWE and a subsidiary of Time Warner Inc.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

      Some of the statements contained in or incorporated by reference in this prospectus discuss our plans and strategies for our business or state other forward-looking statements, as this term is defined in the Private Securities Litigation Reform Act. The words “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends” and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of our management; however, various risks, uncertainties and contingencies could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements, including the following:

•	the success or failure of our efforts to implement our business strategy

•	the other factors discussed under the heading “Risk Factors” and elsewhere in this prospectus

      We assume no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. For a discussion of important risks of an investment in our securities, including factors that could cause actual results to differ materially from results referred to in the forward-looking statements, see “Risk Factors.” You should carefully consider the information set forth under the caption “Risk Factors.” In light of these risks, uncertainties and assumptions, the forward-looking events discussed in or incorporated by reference in this prospectus might not occur.

PREMIER PARKS INC.

General Description of Our Business

      We are the largest regional theme park operator and the second largest theme park company in the world, based on 1998 attendance of approximately 38.7 million. We operate 34 regional parks, located in geographically diverse markets with concentrated populations across the United States, as well as in Mexico, France, Belgium and The Netherlands. Our parks include 16 of the 50 most highly attended theme parks in North America. Our theme parks serve 9 of the 10 largest metropolitan areas in the United States. We estimate that approximately two-thirds of the population of the continental United States live within a 150-mile radius of one of our theme parks.

      Since 1992, we have made numerous acquisitions of theme parks and have achieved significant internal growth. In April 1998, we acquired all of the Six Flags parks, consisting of eight regional theme parks, as well as three separately gated water parks and a wildlife safari park (each of which is located near one of the Six Flags theme parks). In March 1998, we expanded our operations internationally by acquiring the European-based Walibi theme park operations, which included three parks located in France, two in Belgium and one in The Netherlands. We have continued our expansion in 1999 by acquiring Reino Aventura, a theme park in Mexico City, Mexico, White Water Atlanta, a water park located near Atlanta, Georgia, and Splashtown, a water park located near Houston, Texas. These 1998 and 1999 park acquisitions have greatly expanded our operations, which previously consisted of nine regional theme parks (seven of which include a water park component) and four water parks at locations across the United States.

      During the 1998 operating season, the U.S. parks we owned or operated drew, on average, approximately 75% of their patrons from within a 100-mile radius, with approximately 36% of visitors utilizing group and other pre-sold tickets and approximately 23% utilizing season passes. Our parks are individually themed and provide a complete family-oriented entertainment experience. Our theme parks generally offer a broad selection of state-of-the-art and traditional “thrill rides,” water attractions, themed areas, concerts and shows,

On June 30, 2000, Premier Parks Inc. changed its name to Six Flags, Inc.

restaurants, game venues and merchandise outlets. Our theme parks offer more than 800 rides, including over 90 roller coasters, making us the leading operator of thrill rides in the industry.

      Six Flags has operated regional theme parks under the Six Flags name for over thirty years and has established a nationally recognized brand name. We have worldwide ownership of the “Six Flags” brand name. To capitalize on this name recognition, in the 1998 season we commenced use of the Six Flags name at one of our other parks (Six Flags Kentucky Kingdom) and we are adding the name to four additional parks for the 1999 season (Six Flags Elitch Gardens, Six Flags America (formerly Adventure World), Six Flags Darien Lake and Six Flags Marine World).

      As part of our Six Flags acquisition, we obtained the exclusive license for theme park usage throughout the United States (except the Las Vegas metropolitan area) and Canada of certain Warner Bros. and DC Comics characters. These characters include Bugs Bunny, Daffy Duck, Tweety Bird, Yosemite Sam, Batman, Superman and others. Since 1991, these characters have been used to market the Six Flags parks and to provide visitors with an enhanced family entertainment experience. Our license, which applies to all of our current U.S. theme parks, as well as parks we may acquire that meet certain criteria, includes the right to sell merchandise featuring the characters at our parks, and to use the characters in our advertising, as walk-around characters, in theming for rides and attractions and in retail outlets. Since the Six Flags acquisition, we have continued making extensive use of these characters at the Six Flags parks and, commencing in 1999, we will add the characters at many of our other U.S. parks. We believe using these characters promotes increased attendance, supports higher ticket prices, increases lengths-of-stay and enhances in-park spending.

      Since 1989, under our current management we have assumed control of 33 parks and have achieved significant internal growth. For example, during 1998, the 13 parks which we controlled prior to the acquisitions of Six Flags, Walibi, Reino Aventura, White Water Atlanta and Splashtown achieved same park growth in attendance, revenue and park-level operating cash flow (representing all park operating revenues and expenses without depreciation and amortization or allocation of corporate overhead or interest expense) of 14.4%, 20.3% and 35.0%, respectively, as compared to 1997.

      We believe that our parks benefit from limited direct competition, since the combination of a limited supply of real estate appropriate for theme park development, high initial capital investment, long development lead-time and zoning restrictions provides each of our parks with a significant degree of protection from competitive new theme park openings. Based on our knowledge of the development of other theme parks in the United States, we estimate that it would cost at least $200 million and would take a minimum of two years to construct a new regional theme park comparable to our largest parks.

      Our senior and operating management team has extensive experience in the theme park industry. Our nine senior executive officers have over 150 years aggregate experience in the industry and our twenty-five general managers have an aggregate of in excess of 440 years experience in the industry, including in excess of 320 years at parks we operate.

Strategy

      Our strategy for achieving continued growth includes pursuing growth opportunities at our existing parks, expanding our parks, and making selective acquisitions.

      We believe there are substantial opportunities for continued growth at our parks. We seek to increase revenue by increasing attendance and per capita spending, while also maintaining strict control of operating expenses. The primary elements we use to achieve these objectives are:

•	adding rides and attractions and improving overall park quality

•	adding the Six Flags brand name and the characters licensed from Warner Bros. and DC Comics at selected parks

•	enhancing marketing and sponsorship programs

•	increasing group sales, season passes and other pre-sold tickets

On June 30, 2000, Premier Parks Inc. changed its name to Six Flags, Inc.

•	using ticket pricing strategies to maximize ticket revenues and park utilization

•	adding and enhancing restaurants and merchandise and other revenue outlets

•	adding special events

      Our approach is designed to exploit the operating leverage inherent in the theme park business. Once parks achieve certain critical attendance levels, operating cash flow margins increase because revenue growth through incremental attendance gains and increased in-park spending is not offset by a comparable increase in operating expenses, because a large portion of these expenses is relatively fixed during any given year.

      We have expanded several of our parks by adding complementary attractions, such as campgrounds, lodging facilities, new water parks and concert venues, in order to increase attendance and per capita spending. For example, for the 1998 season we constructed a hotel at our Darien Lake park to supplement the existing campgrounds, and in 1998 we purchased campgrounds and a hotel adjacent to Geauga Lake. Further, we are adding a water park to Six Flags St. Louis for the 1999 season and plan to add a water park to Six Flags Great Adventure (located between New York City and Philadelphia) for the 2000 season. We own additional acreage which is suitable for development at many of our parks. For example, we own over 1,500 undeveloped acres adjacent to Six Flags Great Adventure and 400 acres adjacent to Six Flags America (formerly Adventure World) suitable for additional complementary purposes.

      The regional theme park industry is highly fragmented. We believe that there are numerous acquisition opportunities, both in the U.S. and abroad, through which we can expand our business. While we will continue to pursue acquisitions of regional parks with annual attendance between 300,000 and 1.5 million, we will also consider acquisitions of larger parks or park chains.

      We believe we have a number of competitive advantages in acquiring theme parks. Operators of destination or large regional park chains, other than Cedar Fair L.P., have generally not been actively seeking to acquire parks in recent years. Additionally, as a multi-park operator with a track record of successfully acquiring, improving and repositioning parks, we believe we have numerous competitive advantages over single-park operators in pursuing acquisitions and improving the operating results at acquired parks. These advantages include our ability to:

•	exercise group purchasing power (for both operating expenses and capital assets)

•	use the Six Flags brand name and the characters licensed from Warner Bros. and DC Comics

•	attract greater sponsorship revenue and support from sponsors with nationally-recognized brands and marketing partners

•	achieve administrative economies of scale

•	recruit and retain superior management

•	use our access to capital markets as well as our common stock as all or a portion of future acquisition consideration

Address

      Our executive offices are located at 11501 Northeast Expressway, Oklahoma City, Oklahoma 73131, (405) 475-2500 and at 122 East 42nd Street, New York, New York 10168, (212) 599-4690.

On June 30, 2000, Premier Parks Inc. changed its name to Six Flags, Inc.

RISK FACTORS

      You should carefully consider each of the following risks and all of the other information set forth in this prospectus before deciding to invest in our securities. Some of the following risks relate principally to our business in general and the industry in which we operate. Other risks relate principally to the securities markets and ownership of our securities. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. If any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be materially adversely affected.

Substantial Leverage — Our high level of indebtedness and other monetary obligations require that a significant part of our cash flow be used to pay interest and fund these other obligations.

      We have a high level of debt. As of December 31, 1998, Premier and its subsidiaries owed a combined total of approximately $2,060.7 million (including $182.9 million carrying value of notes which we will repay on or prior to December 15, 1999 with funds already deposited in escrow). We have to pay total interest on our debt in 1999 of approximately $145.9 million ($25.9 million of which we will pay with funds already deposited in escrow). We also have to pay annual dividends of $23.3 million on our mandatorily convertible preferred stock, although we can pay these dividends either in cash or shares of common stock. At December 31, 1998, we had approximately $400.6 million of cash and cash equivalents to help meet our obligations.

      In addition to making interest payments on debt and dividend payments on our preferred stock, we must satisfy the following obligations with respect to Six Flags Over Georgia and Six Flags Over Texas:

•	We must make annual distributions to our partners in such parks, which will amount to approximately $47.3 million in 1999 (of which we will be entitled to receive $14.1 million due to our current ownership interest in such parks) with similar amounts (adjusted for changes in cost of living) payable in future years.

•	We must spend a minimum of approximately 6% of each park’s annual revenues over specified periods for capital expenditures, which in 1999 is expected to be approximately $14.6 million.

•	Each year we must offer to purchase partnership units from our partners in such parks, which in 1999 would, if accepted in full, amount to approximately $43.75 million.

      We will use cash flow from the operations at these parks to satisfy the first two obligations before we use any of our other funds. In addition, we have deposited in escrow approximately $75.0 million which can be used to satisfy these obligations. The obligations relating to Six Flags Over Georgia continue until 2027 and those relating to Six Flags Over Texas continue until 2028.

      Further, as a result of our purchase of Walibi, S.A., we have agreed to invest approximately $38.0 million from 1999 through 2001 to expand the six Walibi parks.

      Our high level of debt and other obligations could have important negative consequences to us and investors in the securities. These include:

•	We may not be able to satisfy all of our obligations.

•	We could have problems obtaining necessary financing in the future for working capital, capital expenditures, debt service requirements, refinancing or other purposes.

•	We will have to use a significant part of our cash flow to make payments on our debt, to pay the dividends on preferred stock (if we choose to pay them in cash), and to satisfy the other obligations set forth above, which may reduce the capital available for operations and expansion.

•	Adverse economic or industry conditions may have more of a negative impact on us.

On June 30, 2000, Premier Parks Inc. changed its name to Six Flags, Inc.

      We expect to be able to meet all of our obligations with existing cash, cash generated from the parks, and our current lines of credit. We believe that funds from these sources will be sufficient to meet our obligations and operating needs for the next several years and beyond. However, our business is subject to factors beyond our control, such as economic conditions, weather and competition. We cannot be sure that income from our parks will be as high as we expect. We may have to refinance all or some of our debt or secure new financing. We can not be sure that we will be able to obtain such refinancing or new loans on reasonable terms or at all. We have agreed in our loan agreements and the indentures covering certain of our outstanding notes to limit the amount of additional debt we will incur.

      If we can not meet all of our obligations, the market value and marketability of our common stock will likely be adversely affected. In addition, if we become the subject of bankruptcy proceedings, our creditors and preferred stockholders will be entitled to our assets before any distributions are made to common stockholders.

Structural Subordination — Our holding company structure subordinates our creditors including holders of our debt securities.

      Premier Parks Inc. is a holding company with limited assets, and we conduct substantially all of our operations through our subsidiaries. Almost all of our income is from our subsidiaries. The securities offered by this prospectus will be solely the obligations of Premier Parks Inc. and no other entity will have any obligation, contingent or otherwise, to make any payments in respect of the securities. Accordingly, we will be dependent on dividends and other distributions from subsidiaries to generate the funds necessary to meet our obligations, including the payment of principal and interest on the debt securities.

      The ability of our subsidiaries to pay dividends to us is subject to, among other things, the terms of the various debt instruments already issued by our subsidiaries and which may in the future be issued by them, as well as by applicable law. In particular, in order for us to receive cash flow from our original thirteen Premier parks, we must obtain the consent of our senior bank lenders, and distributions of cash flow from our Six Flags parks is significantly restricted by covenants in debt instruments.

      Claims of holders of the debt securities will be effectively subordinated to the notes and other credit facility obligations of our subsidiaries (approximately $1,327.0 million at December 31, 1998, excluding $182.9 million carrying value of notes which we will repay on or prior to December 15, 1999 with funds already deposited in escrow). Consequently, in the event of any insolvency, liquidation, reorganization, dissolution or other winding up of our subsidiaries, the ability of our creditors, including holders of the debt securities, to be repaid will be subject to the prior claims of those entities’ creditors, including trade creditors.

Restrictive Covenants — Our financial and operating activities are limited by restrictions contained in the terms of our prior financings.

      The terms governing our and our subsidiaries’ indebtedness impose significant operating and financial restrictions on us. These restrictions may significantly limit or prohibit us from engaging in certain transactions, including the following:

•	incurring additional indebtedness

•	creating liens on our assets

•	paying dividends

•	selling assets

•	engaging in mergers or acquisitions

•	making investments

      Our failure to comply with the terms and covenants in our and our subsidiaries’ indebtedness could lead to a default under the terms of those documents, which would entitle the lenders to accelerate the indebtedness and declare all amounts owed due and payable. Moreover, the instruments governing our

On June 30, 2000, Premier Parks Inc. changed its name to Six Flags, Inc.

indebtedness contain cross-default provisions so that a default under any of our indebtedness will be considered a default under all other indebtedness. If a cross-default occurs, the maturity of almost all of our indebtedness could be accelerated and become immediately due and payable. If that happens, we would not be able to satisfy all of our debt obligations, which would have a substantial material adverse effect on the value of our common stock and our ability to continue as a going concern. We cannot assure you that we will be able to comply with these restrictions in the future or that our compliance would not cause us to forego opportunities that might otherwise be beneficial to us.

      Further, certain of our subsidiaries are required to comply with specified financial ratios and tests, including:

•	interest expense

•	fixed charges

•	debt service

•	total debt

      We are currently in compliance with all of these financial covenants and restrictions. However, events beyond our control, such as weather and economic, financial and industry conditions, may affect our ability to continue meeting these financial tests and ratios. The need to comply with these financial covenants and restrictions could limit our ability to expand our business or prevent us from borrowing more money when necessary.

Management of Growth Strategy — We may not be able to manage our rapid growth or integrate acquisitions.

      We have experienced significant growth through acquisitions and will continue to consider acquisition opportunities that arise. Such acquisitions could place a future strain on our operations. Our ability to manage future acquisitions will depend on our ability to evaluate new markets and investments, monitor operations, control costs, maintain effective quality controls and expand our internal management and technical and accounting systems.

      To fund future acquisitions, we may need to borrow more money or assume the debts of acquired companies. In taking on any debt, we must comply with the restrictions described above with respect to our existing indebtedness. If we do not receive necessary consents or waivers of such restrictions, we may be unable to make additional acquisitions.

      In the past, in certain circumstances we have used shares of our common stock to fund a portion of the price of acquisitions. In the future, we may again fund all or part of acquisitions by issuing new shares of our common stock or other securities which can be converted into common stock. Issuing such additional shares or convertible securities may cause a decrease in the per share market price of our common stock.

      If we do purchase additional businesses, it may negatively affect our earnings, at least in the short term. Further, we cannot guarantee that any future acquisition will generate the earnings or cash flow we expect. As with any expansion, unexpected liabilities might arise and the planned benefits may not be realized.

Risk of Accidents — There is the risk of accidents occurring at our parks which may reduce attendance and earnings.

      Almost all of our parks feature “thrill rides.” While we carefully maintain the safety of our rides, there are inherent risks involved with these attractions. An accident or an injury at any of our parks may reduce attendance at that and other parks, causing a drop in revenues.

      On March 21, 1999, a raft capsized in the river rapids ride at Six Flags Over Texas, resulting in one fatality and injuries to ten others. While the park is covered by our existing insurance, the impact of this incident on our financial position, operations or attendance at the park has not yet been determined.

On June 30, 2000, Premier Parks Inc. changed its name to Six Flags, Inc.

      We maintain insurance of the type and in amounts that we believe is commercially reasonable and that are available to businesses in our industry. We maintain multi-layered general liability policies that provide for excess liability coverage of up to $100.0 million per occurrence. We have no self-insured retention, except that the self-insurance portion of claims arising out of occurrences prior to July 1, 1998 at our U.S. parks owned prior to the Six Flags acquisition is $50,000 per occurrence.

Factors Impacting Attendance — Local conditions, disturbances, events and natural disasters can adversely impact park attendance.

      Lower attendance may also be caused by other local conditions or events. For example:

•	In 1994, fewer people attended our Six Flags Magic Mountain park because of the Los Angeles County earthquake, and the earthquake also significantly interrupted operation of the park.

•	Six Flags Over Georgia suffered a drop in attendance in 1996 as a result of the 1996 Summer Olympics.

      In addition, since some of our parks are near major urban areas and appeal to teenagers and young adults, there may be disturbances at one or more parks which negatively affect our image. This may result in lower attendance at the affected parks. We work with local police authorities on security-related precautions to prevent such occurrences. We can make no assurance, however, that these precautions will be able to prevent any such disturbances. We believe that our ownership of many parks in different geographic locations reduces the effects of such occurrences on our consolidated results.

Adverse Weather Conditions — Bad weather can adversely impact attendance at our parks; our operations are seasonal.

      Because most of the attractions at our theme parks are outdoors, attendance at our parks is adversely affected by bad weather. The effects of bad weather on attendance are more pronounced at our water parks. Bad weather and forecasts of bad or mixed weather conditions can reduce the number of people who come to our parks, which negatively affects our revenues. However, we believe that our ownership of many parks in different geographic locations reduces the effect that adverse weather can have on our consolidated results.

      Our operations are seasonal. More than 90% of our annual park attendance occurs during the spring, summer and early autumn months. By comparison, most of our expenses for maintenance and adding new attractions are incurred when the parks are closed in the mid to late autumn and winter months. For this reason, a quarter to quarter comparison is not a good indication of our performance or of how we will perform in the future. However, the market price of our common stock may still fluctuate significantly in response to changes in our quarterly results of operations.

Competition — The theme park industry competes with numerous entertainment alternatives.

      Our parks compete with other theme, water and amusement parks and with other types of recreational facilities and forms of entertainment, including movies, sports attractions and vacation travel. Our business is also subject to factors that affect the recreation and leisure industries generally, such as general economic conditions and changes in consumer spending habits. The principal competitive factors of a park include location, price, the uniqueness and perceived quality of the rides and attractions, the atmosphere and cleanliness of the park and the quality of its food and entertainment. Key Personnel — The loss of key personnel could hurt our operations. Our success depends upon the continuing contributions of our executive officers and other key operating personnel, including Kieran E. Burke, our Chairman and Chief Executive Officer, and Gary Story, our President and Chief Operating Officer. The complete or partial loss of their services or the services of other key personnel could adversely affect our business. Although we have entered into employment agreements (which end on December 31, 1999) with Mr. Burke and Mr. Story, we cannot be certain that we will be able to retain their services during that or any extension period. If we were to lose the services of both Messrs. Burke and Story and are unable to replace them within a specified period of time we would be in default under our credit facilities. International Operations — Our international operations

On June 30, 2000, Premier Parks Inc. changed its name to Six Flags, Inc.

have additional risks. Through our Walibi parks, we conduct some of our operations in Europe. We also may make further acquisitions of parks in other international locations. There are risks to which we are subject that are inherent in operating abroad. Some examples of these risks can include:

•	problems in staffing and managing foreign operations

•	fluctuations in currency exchange rates

•	political risks

•	unexpected changes in regulatory requirements

•	potentially detrimental tax consequences in many locations with different tax laws

Shares Eligible for Future Sale — The price of our common stock may decline due to possible sales of shares.

      As of March 1, 1999, there were 76,513,796 shares of our common stock outstanding, all of which are transferable without restriction or further registration under the Securities Act of 1933, except for any shares held by our affiliates. In addition, we have reserved and registered under the Securities Act approximately 5,000,000 shares for currently outstanding management-held options, 5,550,000 shares for future option issuances, 9,550,000 shares issuable pursuant to our mandatorily convertible preferred stock, and approximately 70,000 shares for currently outstanding consultant-held options.

      Our officers, directors and their affiliates together hold approximately 17.9 million shares of common stock (including shares issuable upon exercise of outstanding options and warrants and shares of outstanding restricted stock, in each case subject to vesting). They can sell these securities in the public market (subject, in certain cases, to the resale conditions imposed by Rule 144). In addition, other stockholders who own approximately 7.5 million shares of common stock have the right to require us to register their shares for sale under the Securities Act. If future revenues at Kentucky Kingdom and Walibi reach certain levels, we are required to issue additional shares of common stock. In that connection in 1999, as a result of 1998 revenue levels at that park, we issued approximately 211,065 shares of common stock to the former owners of Kentucky Kingdom (excluding certain escrowed shares). We may also issue additional shares of common stock to pay quarterly dividend payments on our mandatorily convertible preferred stock (which dividends total $46.6 million over two years). The sale or expectation of sales of a large number of shares of common stock or securities convertible into common stock in the public market at any time after the date of this prospectus might negatively affect the market price of the common stock.

Anti-Takeover Provisions — Anti-takeover provisions limit the ability of stockholders to effect a change in control of Premier.

      Certain provisions in our Certificate of Incorporation and in our debt instruments and those of our subsidiaries may have the effect of deterring transactions involving a change in control of Premier, including transactions in which stockholders might receive a premium for their shares.

      Our Certificate of Incorporation provides for the issuance of up to 5,000,000 shares of preferred stock with such designations, rights and preferences as may be determined from time to time by our board of directors. The authorization of preferred shares empowers our board of directors, without further stockholder approval, to issue preferred shares with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our common stock. If issued, the preferred stock could be used to discourage, delay or prevent a change of control of Premier. We have no current plans to issue any preferred stock, except to the extent we may determine to do so under this prospectus.

      In addition, we have a rights plan which gives each holder of our common stock the right to purchase a share of junior preferred stock in certain events which would constitute a change of control. The rights plan is designed to deter third parties from attempting to take control of Premier.

On June 30, 2000, Premier Parks Inc. changed its name to Six Flags, Inc.

      In addition, we are subject to the anti-takeover provisions of the Delaware General Corporation Law, which could have the effect of delaying or preventing a change of control of Premier. Furthermore, upon a change of control, the holders of substantially all of our outstanding indebtedness are entitled at their option to be repaid in cash. These provisions may have the effect of delaying or preventing changes in control or management of Premier. All of these factors could materially adversely affect the price of our common stock.

      As part of the Six Flags acquisition, we obtained the exclusive right to use certain Warner Bros. and DC Comics characters in our theme parks in the United States (except in the Las Vegas metropolitan area) and Canada. Warner Bros. can terminate this license under certain circumstances, including the acquisition of Premier by persons engaged in the movie or television industries. This could deter certain parties from seeking to acquire Premier. Dividends — We are not likely to pay cash dividends on our common stock. We have not paid dividends on our common stock during the last three years, and we do not anticipate paying any cash dividends on such stock in the foreseeable future. Our ability to pay cash dividends is restricted under the indentures relating to our notes.

Year 2000 Issue — Our operations could be adversely affected by data processing failures after December 31, 1999.

      Many computer systems, software applications and other electronics currently in use worldwide are programmed to accept only two digits in the portion of the date field which designates the year. The “Year 2000 problem” arises because these systems and products cannot properly distinguish between a year that begins with “20” and the familiar “19.” If these systems and products are not modified or replaced, many will fail or create erroneous results and/or may cause other related systems to fail. Our failure to correct a material Year 2000 problem could result in an interruption in or failure of certain of our normal business operations or activities. This could result in a system failure or miscalculations causing disruptions of operations, including, but not limited to, a temporary inability to process transactions.

      Our Year 2000 Project (the “Project”) is in process. We have undertaken various initiatives intended to ensure that our computer equipment and software will function properly with respect to dates in the Year 2000 and thereafter. In planning and developing the Project, we have considered both our information technology (“IT”) and our non-IT systems. The term “computer equipment and software” includes systems that are commonly thought of as IT systems, including accounting, data processing, telephone systems, scanning equipment and other miscellaneous systems. Those items not to be considered as IT systems include alarm systems, fax machines, monitors for park operations or other miscellaneous systems. Both IT and non-IT systems may contain embedded technology, which complicates our Year 2000 identification, assessment, remediation and testing efforts. Based upon our identification and assessment efforts to date, we are in the process of replacing the computer equipment and upgrading the software it currently uses to become Year 2000 complaint. In addition, in the ordinary course of replacing computer equipment and software, we plan to obtain replacements that are in compliance with Year 2000.

      We have initiated correspondence with our significant vendors and service providers to determine the extent such entries are vulnerable to Year 2000 issues and whether the products and services purchased from such entities are Year 2000 compliant. We expect to receive a favorable response from such third parties and it is anticipated that their significant Year 2000 issues will be addressed on a timely basis.

      We anticipate that the Project will be completed in November 1999.

      As noted above, we are in the process of replacing certain computer equipment and software because of the Year 2000 issue. We estimate that the total cost of such replacements will be no more than $1.5 million. Substantially all of the personnel being used on the Project are our employees. Therefore, the labor costs of our Year 2000 identification, assessment, remediation and testing efforts, as well as currently anticipated labor costs to be incurred by with respect to Year 2000 issues of third parties, are expected to be less than $0.8 million.

      We have not yet developed a most reasonably likely worst case scenario with respect to Year 2000 issues, but instead have focused our efforts on reducing uncertainties through the review described above. We have

On June 30, 2000, Premier Parks Inc. changed its name to Six Flags, Inc.

not developed Year 2000 contingency plans other than as described above, and do not expect to do so unless merited by the results of our continuing review.

      We presently do not expect to incur significant operational problems due to the Year 2000 issue. However, if all Year 2000 issues are not properly and timely identified, assessed, fixed and tested, there can be no assurance that the Year 2000 issue will not materially impact our results of operations or adversely affect our relationships with vendors or others. Additionally, there can be no assurance that the Year 2000 issues of other entities will not have a material impact on our systems or results of operations.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES AND

CONSOLIDATED RATIO OF EARNINGS TO COMBINED
FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

      The following table sets forth our consolidated ratio of earnings to fixed charges and our consolidated ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated.

	Years ended December 31,

	1998	1997	1996	1995	1994

Ratio of earnings to fixed charges	1.5x	2.3x	1.3x	—	1.1x
Ratio of earnings to combined fixed charges and preferred stock dividends	1.2x	2.3x	1.2x	—	1.1x

      For the purpose of calculating the consolidated ratios of earnings to fixed charges and of earnings to combined fixed charges and preferred stock dividends, earnings consist of income (loss) before extraordinary loss and before income taxes, minority interest in earnings, equity in operations of theme park partnerships not distributed to Premier and fixed charges. Fixed charges consist of interest expense, amortization of deferred financing costs and discount or premium relating to indebtedness and the portion (approximately one-third) of rental expense that management believes represents the interest component of rent expense. Preferred Stock dividend requirements have been increased to an amount representing the before-tax earnings which would have been required to cover such dividend requirements. For the year ended December 31, 1995, Premier’s earnings were insufficient to cover fixed charges by $1,738,000 and were insufficient to cover combined fixed charges and preferred stock dividends by $2,620,000.

USE OF PROCEEDS

      We will use the net proceeds from the sale of the securities for our general corporate purposes, which may include, repaying indebtedness, making additions to our working capital, funding future acquisitions or for any other purpose we describe in the applicable prospectus supplement.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS AND OTHER DATA

      The following unaudited pro forma statement of operations and other data of Premier is based upon and should be read in conjunction with the historical financial statements of Premier and Six Flags, which are incorporated herein by reference.

      The unaudited pro forma statement of operations and other data for the year ended December 31, 1998 gives effect to the acquisitions of Six Flags and Walibi and the financings associated with the transactions (including the issuance of mandatorily convertible preferred stock and common stock) as if they had occurred on January 1, 1998 (except in the case of Six Flags, which was treated as if it occurred December 29, 1997, the first day of the 1998 fiscal year of Six Flags).

      The pro forma statement of operations and other data is for informational purposes only, has been prepared based upon estimates and assumptions deemed by Premier to be appropriate and does not purport to be indicative of the results of operations which would actually have been attained if the acquisitions had occurred as presented in the statement or which could be achieved in the future.

On June 30, 2000, Premier Parks Inc. changed its name to Six Flags, Inc.

Premier Parks Inc.

Unaudited Pro Forma Statement of Operations and Other Data

Year Ended December 31, 1998
(All amounts in thousands, except share data)

		Historical	Historical
		Six Flags for	Walibi for
	Historical	Period Prior to	Period Prior to	Combined	Pro Forma		Company Pro
	Premier	April 1, 1998(1)	March 26, 1998(2)	Company	Adjustments		Forma

Revenue:
Theme park admissions	$423,461	$15,047	$883	$439,391	$—		$439,391
Theme park food, merchandise and other	390,166	8,356	624	399,146	—		399,146

Total revenue	813,627	23,403	1,507	838,537	—		838,537

Operating costs and expenses:
Operating expenses	297,266	56,307	4,626	358,199	(10,628	)(3)	347,571
Selling, general and administrative	126,985	54,711	3,407	185,103	(35,433	)(3)	149,670
Noncash compensation	6,362	—	—	6,362	—		6,362
Costs of products sold	103,051	2,757	248	106,056	—		106,056
Depreciation and amortization	109,841	17,629	3,214	130,684	6,440(4)		137,124

Total operating costs and expenses	643,505	131,404	11,495	786,404	(39,621)		746,783

Income (loss) from operations	170,122	(108,001)	(9,988)	52,133	39,621		91,754

Other income (expense):
Interest expense, net	(115,849)	(22,508)	(889)	(139,246)	(16,655	)(5)	(155,901)
Equity in operations of theme park partnerships	24,054	(13,152)	—	10,902	—		10,902
Minority interest	(960)	—	—	(960)	—		(960)
Other expense	(1,023)	—	(1)	(1,024)	—		(1,024)

Total other income (expense)	(93,778)	(35,660)	(890)	(130,328)	(16,655)		(146,983)

Income (loss) before income taxes	76,344	(143,661)	(10,878)	(78,195)	22,966		(55,229)
Income tax expense (benefit)	40,716	—	(4,786)	35,930	(38,038	)(6)	(2,108)

Income (loss) before extraordinary loss	$35,628	$(143,661)	$(6,092)	$(114,125)	$61,004		$(53,121)

Net income (loss) applicable to common stock	$18,162	(7)	(7)	(7)			$(76,409	)(7)

Net income (loss) per common share	$0.27	(7)	(7)	(7)			$(1.01	)(7)

Weighted average shares	66,430,000						75,617,000(7)
Other Data:
EBITDA(8)	$286,325	$(90,372)	$(6,774)	$189,179	$46,061		$235,240
Adjusted EBITDA(9)	$321,733	$(102,077)	$(6,774)	$212,882	$46,061		$258,943

Net cash provided by (used in) operating activities	$119,010	$(54,779)	$(7,663)	$56,568	$38,478		$95,046

On June 30, 2000, Premier Parks Inc. changed its name to Six Flags, Inc.

Premier Parks Inc.

Notes to Unaudited Pro Forma Statement of Operations and Other Data

Year Ended December 31, 1998
(All amounts in thousands, except share data)

Basis of Presentation

      The accompanying unaudited pro forma statement of operations and other data for the year ended December 31, 1998 has been prepared based upon certain pro forma adjustments to historical financial information of Premier and the pre-acquisition historical financial information of Six Flags and Walibi. Premier acquired Six Flags on April 1, 1998 and Walibi on March 26, 1998.

      The unaudited pro forma statement of operations and other data for the year ended December 31, 1998 has been prepared assuming the acquisitions and the related financings (including the issuance of mandatorily convertible preferred stock and common stock) occurred on January 1, 1998 (except in the case of the acquisition of Six Flags, which was treated as if it was acquired on December 29, 1997, the first day of the 1998 fiscal year of Six Flags). The unaudited pro forma statement of operations should be read in conjunction with the financial statements of Premier, which are incorporated herein by reference.

Pro Forma Adjustments

      1. The results of Six Flags included herein represent the operations of Six Flags for the period from December 29, 1997 to March 31, 1998, prior to Premier’s acquisition of Six Flags.

      2. The results of Walibi included herein represent the operations of Walibi for the period from January 1, 1998 to March 26, 1998, prior to Premier’s acquisition of Walibi. The results of Walibi are in Belgium Francs (“BEF”) and are accounted for using generally accepted accounting principles of Belgium. The following table reflects the adjustment of the Walibi statement of operations for the period January 1, 1998 to March 26, 1998 to conform to U.S. generally accepted accounting principles and U.S. dollars (using an average exchange rate for the period of 37.500 BEF to US$1):

	Amount	Accounting	Adjusted	Amount
	(in BEF)	Adjustments	Amount	(in US $)

Revenue:
Theme park admissions	33,122	—	33,122	$883
Theme park food, merchandise and other	23,296	112	23,408	624
Total revenue	56,418	112	56,530	1,507
Operating costs and expenses:
Operating expenses	184,288	(10,800)	173,488	4,626
Selling, general and administrative	127,774	—	127,774	3,407
Costs of products sold	9,310	—	9,310	248
Depreciation and amortization	120,678	(149)	120,529	3,214
Total operating costs and expenses	442,050	(10,949)	431,101	11,495
Income (loss) from operations	(385,632)	11,061	(374,571)	(9,988)
Other income (expense):
Interest expense, net	(33,324)	—	(33,324)	(889)
Other expense	(14)	—	(14)	(1)
Total other expense	(33,338)	—	(33,338)	(890)
Income (loss) before taxes	(418,970)	11,061	(407,909)	(10,878)
Income tax expense (benefit)	(175,066)	(4,398)	(179,464)	(4,786)
Net income (loss)	(243,904)	15,459	(228,445)	$(6,092)

On June 30, 2000, Premier Parks Inc. changed its name to Six Flags, Inc.

      3. Adjustments reflect the elimination of compensation expense associated with stock option payments resulting from the acquisition of Six Flags that were recognized during the pre-acquisition period from December 28, 1997 to March 31, 1998.

      4. Adjustment reflects the elimination of historical depreciation and amortization of $20,819 for Six Flags and Walibi and the inclusion of estimated pro forma depreciation of $14,647 and amortization of $12,612.

      5. Adjustment reflects additional interest expense associated with debt incurred by Premier in connection with the acquisitions, net of (a) the elimination of the historical interest expense associated with Premier and Six Flags credit facilities previously outstanding and the long term debt of Walibi, and (b) the amortization of the fair value adjustments for Six Flags long-term debt assumed as a result of the Six Flags acquisition. Issuance costs associated with the borrowings are being amortized over their respective terms. The components of the adjustments are as follows:

Interest expense on Premier credit facility for the period prior to April 1, 1998 (at an 8.0% interest rate)	$(4,400)
Interest expense on Six Flags credit facility for the period prior to April 1, 1998 (at an 8.0% interest rate)	(8,200)
Interest expense on the Six Flags zero coupon notes for the period prior to April 1, 1998 (at a 6.5% interest rate)	(2,600)
Interest expense on the Six Flags Theme Parks Inc. 12 1/4% senior subordinated notes (at a 10.3% interest rate)	(7,337)
Interest expense on the Six Flags 8 7/8% senior notes for the period prior to April 1, 1998 (at an 8 7/8% interest rate)	(3,772)
Interest expense on Premier 10% senior discount notes prior to April 1, 1998 (at a 10% interest rate)	(6,293)
Interest expense on Premier 9 1/4% senior notes prior to April 1, 1998 (at a 9 1/4% interest rate)	(6,475)
Interest expense from the amortization of issuance costs	(1,570)
Interest expense from commitment fees on Premier and Six Flags credit facilities	(773)
Interest expense on Walibi indebtedness	(1,570)
Elimination of historical interest expense — Premier	2,785
Elimination of historical interest expense — Six Flags	22,661
Elimination of historical interest expense — Walibi	889
$(16,655)

      6. Adjustment reflects the application of income taxes to the pro forma adjustments and to the pre-acquisition operations of Six Flags and Walibi, after consideration of permanent differences, at a rate of 38%.

      7. Net income (loss) applicable to common stockholders is adjusted to reflect $5,822 of additional dividends payable to the holders of Premier’s 7 1/2% mandatorily convertible preferred stock for the period prior to issuance on April 1, 1998.

      Net income (loss) per common share and weighted average common share data are not presented for Six Flags and Walibi as the information is not meaningful.

On June 30, 2000, Premier Parks Inc. changed its name to Six Flags, Inc.

      The calculation of pro forma weighted average shares outstanding for the year ended December 31, 1998 is as follows:

Pro forma weighted average number of common shares outstanding excluding Premier’s April 1, 1998 common stock offering and the Walibi acquisition	38,020,000
Common shares issued in Premier’s April 1, 1998 common stock offering, as if issued on January 1, 1998.	36,800,000
Common shares issued as partial consideration for the Walibi acquisition, as if issued on January 1, 1998.	797,000
Pro forma weighted average number of common shares outstanding	75,617,000

      8. EBITDA is defined as earnings before interest expense, net, income tax expense (benefit), depreciation and amortization, equity in operations of theme park partnerships, minority interest, and noncash compensation. Premier has included information concerning EBITDA because it is used by certain investors as a measure of Premier’s ability to service and/or incur debt. EBITDA is not required by GAAP and should not be considered in isolation or as an alternative to net income, net cash provided by operating, investing and financing activities or other financial data prepared in accordance with GAAP or as an indicator of Premier’s operating performance. This information should be read in conjunction with the Statement of Cash Flows contained in the financial statements incorporated by reference.

      9. Adjusted EBITDA includes Premier’s share of the EBITDA from the three partnership parks which are not consolidated — Six Flags Over Texas, Six Flags Over Georgia and Six Flags Marine World.

DESCRIPTION OF DEBT SECURITIES

      This section describes the general terms and provisions of the debt securities (the “Debt Securities”). The prospectus supplement will describe the specific terms of the Debt Securities offered through that prospectus supplement and any differences in such Debt Securities from the terms described below. The Debt Securities will be issued under an indenture (the “Indenture”) between Premier and one or more commercial banks to be selected as trustees (collectively, the “Trustee”).

      We have summarized certain terms and provisions of the Indenture. The summary is not complete. If we refer to particular provisions of the Indenture, the provisions, including definitions of certain terms, are incorporated by reference as a part of this summary. A copy of the form of Indenture is filed as an exhibit to the registration statement of which this prospectus is a part, and is incorporated by reference. You should refer to the Indenture for the provisions which may be important to you. The Indenture is subject to and governed by the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

General

      The Indenture will not limit the amount of Debt Securities which we may issue. We may issue Debt Securities up to an aggregate principal amount as we may authorize from time to time. The applicable prospectus supplement will describe the terms of any Debt Securities being offered, including:

•	the designation, aggregate principal amount and authorized denominations;

•	the maturity date;

•	the interest rate, if any, and the method for calculating the interest rate;

•	the interest payment dates and the record dates for the interest payments;

•	any mandatory or optional redemption terms or prepayment, conversion, sinking fund or exchangeability or convertability provisions;

•	the place where principal and interest will be payable;

On June 30, 2000, Premier Parks Inc. changed its name to Six Flags, Inc.

•	if other than denominations of $1,000 or multiples of $1,000, the denominations the Debt Securities will be issued in;

•	whether the Debt Securities will be issued in the form of Global Securities (as defined below) or certificates;

•	additional provisions, if any, relating to the defeasance of the Debt Securities;

•	the currency or currencies, if other than the currency of the United States, in which principal and interest will be payable;

•	whether the Debt Securities will be issuable in registered form or bearer form (“Bearer Securities”) or both and, if Bearer Securities are issuable, any restrictions applicable to the exchange of one form for another and the offer, sale and delivery of Bearer Securities;

•	any applicable United States federal income tax consequences;

•	the dates on which premium, if any, will be payable;

•	the right, if any, of Premier to defer payment of interest and the maximum length of such deferral period;

•	any listing on a securities exchange;

•	the initial public offering price; and

•	other specific terms, including any additional events of default or covenants provided for with respect to the Debt Securities.

      As described in each prospectus supplement relating to any particular series of Debt Securities being offered, the Indenture may contain covenants limiting:

•	the incurrence of additional debt (including guarantees) by Premier and certain of its subsidiaries and affiliates;

•	the making of certain payments by Premier and certain of its subsidiaries and affiliates;

•	business activities of Premier and certain of its subsidiaries and affiliates;

•	the issuance of preferred stock of certain of its subsidiaries and affiliates;

•	certain asset dispositions;

•	certain transactions with affiliates;

•	a change of control of Premier;

•	the incurrence of liens; and

•	certain mergers and consolidations involving Premier and its subsidiaries.

Book-Entry System

      Unless otherwise specified in a prospectus supplement, Debt Securities of any series may be issued under a book-entry system in the form of one or more global securities (each, a “Global Security”). Each Global Security will be deposited with, or on behalf of, a depositary, which will be The Depository Trust Company, New York, New York (the “Depositary”). The Global Securities will be registered in the name of the Depositary or its nominee.

      The Depositary has advised Premier that it is a limited purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York banking law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. The Depositary was created to hold securities of its participants

On June 30, 2000, Premier Parks Inc. changed its name to Six Flags, Inc.

(“Direct Participants”) and to facilitate the clearance and settlement of securities transactions among its Direct Participants through electronic book-entry changes in accounts of the Direct Participants, thereby eliminating the need for physical movement of securities certificates. The Depositary’s Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, a number of which (and/or their representatives) own the Depositary, together with the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants” and, together with Direct Participants, the “Participants”).

      When a Global Security is issued in registered form, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by each Global Security to the accounts of Direct Participants. The underwriters, dealers or agents, if any, will designate the accounts to be credited, or Premier, if Debt Securities are offered and sold directly by Premier. Ownership of beneficial interests in the Global Security will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in the Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by Participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form, which may impair the ability to transfer beneficial interests in a Global Security.

      So long as the Depositary or its nominee is the owner of record of a Global Security, the Depositary or its nominee will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Global Security will not be entitled to have the Debt Security represented by a Global Security registered in their names, and will not receive or be entitled to receive physical delivery of Debt Securities in definitive form and will not be considered the owners or holders of the Debt Securities. Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of the Depositary. Beneficial owners must rely on the procedures of the Participant through which it owns its interest in order to exercise any rights of a holder of record of the Debt Securities. Premier understands that under existing industry practices, if Premier requests any action of holders or if any owner of a beneficial interest in a Global Security desires to give or take any action which a holder is entitled to give or take under the Indenture, the Depositary would authorize the Direct Participants holding the relevant beneficial interests to give or take such action, and the Direct Participants would in turn authorize beneficial owners owning through them to give or take such action or would otherwise act upon the instruction of beneficial owners holding through them.

      Payments of principal of, premium, if any, and interest on Debt Securities represented by a Global Security registered in the name of the Depositary or its nominee will be made to the Depositary or nominee as the registered owner of such Global Security. None of Premier, the Trustee or any other agent of Premier or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

      Premier has been advised by the Depositary that the Depositary will credit Direct Participants’ accounts with payments of principal, premium, if any, or interest on the payment date thereof in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of the Depositary. Premier expects that payments by Participants to owners of beneficial interests in the Global security held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name,” and will be the responsibility of such Participants.

      A Global Security may not be transferred except as a whole by the Depositary to a nominee or successor of the Depositary or by a nominee of the Depositary to another nominee of the Depositary. A Global

On June 30, 2000, Premier Parks Inc. changed its name to Six Flags, Inc.

Security representing all but not part of an offering of Debt Securities is exchangeable for Debt Securities in definitive form of like tenor and terms if:

•	the Depositary notifies Premier that it is unwilling or unable to continue as depositary for the Global Security or if at any time the Depositary is no longer eligible to be or in good standing as a clearing agency registered under the Exchange Act, and a successor depositary is not appointed by Premier within 90 days after Premier receives notice; or

•	Premier in its sole discretion at any time determines not to have all of the Debt Securities represented in an by a Global Security and notifies the Trustee.

      If a Global Security is exchangeable, then it is exchangeable for Debt Securities registered in the names and in authorized denominations as the Depositary directs.

Payments of Principal and Interest

      The applicable prospectus supplement will describe how the payment of principal of, premium, if any, and interest on the Debt Securities will rank with respect to outstanding indebtedness of Premier.

Events of Default

      The Indenture will provide that each of the following constitutes an Event of Default with respect to any series of Debt Securities: (i) default for 30 days in the payment when due of interest on the Debt Securities; (ii) default in payment when due of the principal of or premium, if any, on the Debt Securities; (iii) default in the performance or breach of certain covenants after any notice or applicable grace period; (iv) the failure by Premier or any Restricted Subsidiary (as defined in the Indenture) to pay Indebtedness (as defined in the Indenture) within any applicable grace period after final maturity or the acceleration of any Indebtedness by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated at any time exceeds $10.0 million; (v) failure by Premier or any of its Restricted Subsidiaries to pay final judgments aggregating at any time in excess of $10.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; and (vi) certain events of bankruptcy or insolvency with respect to Premier, any Restricted Subsidiary that constitutes a Significant Subsidiary (as defined in the Indenture) or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

      The applicable prospectus supplement will describe any additional Events of Default.

      If any Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding Debt Securities of a series may declare all Debt Securities of such series to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to Premier, any Restricted Subsidiary of Premier that constitutes a Significant Subsidiary or any group of Restricted Subsidiaries of Premier that, taken together, would constitute a Significant Subsidiary, all outstanding Debt Securities will become due and payable without further action or notice. Holders of the Debt Securities may not enforce the Indenture or the Debt Securities except as provided in the Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding Debt Securities may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the Debt Securities notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

      The holders of a majority in aggregate principal amount of the Debt Securities then outstanding by notice to the Trustee may on behalf of the holders of all of the Debt Securities of such series waive any existing Default or Event of Default and its consequences under the Indenture, except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Debt Securities.

On June 30, 2000, Premier Parks Inc. changed its name to Six Flags, Inc.

Modification and Waiver

      From time to time, Premier, when authorized by resolutions of its Board of Directors, and the Trustee, without the consent of the holders of Debt Securities of any series, may amend, waive or supplement the Indenture and the Debt Securities of such series for certain specified purposes, including, among other things:

•	curing ambiguities, defects or inconsistencies,

•	to provide for the assumption of Premier’s obligations to holders of the Debt Securities of such series in the case of a merger or consolidation,

•	to make any change that would provide any additional rights or benefits to the holders of the Debt Securities of such series,

•	to add Guarantors with respect to the Debt Securities of such series,

•	to secure the Debt Securities of such series,

•	to maintain the qualification of the Indenture under the Trust Indenture Act, or

•	to make any change that does not adversely affect the rights of any holder.

      Other amendments and modifications of the Indenture or the Debt Securities issued thereunder may be made by Premier and the Trustee with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding Debt Securities of each series affected thereby (each series voting as a separate class); provided, that no such modification or amendment may, without the consent of the holder of each outstanding Debt Security affected thereby:

(1) reduce the principal amount of, or extend the fixed maturity of the Debt Securities, or alter or waive the redemption provisions of the Debt Securities (other than, subject to clause (7) below, provisions relating to repurchase of Debt Securities upon the occurrence of an Asset Sale (as defined in the Indenture) or a Change of Control (as defined in the Indenture));

(2) change the currency in which any Debt Securities or any premium or the accrued interest thereon is payable;

(3) reduce the percentage in principal amount outstanding of Debt Securities of any series which must consent to an amendment, supplement or waiver or consent to take any action under the Indenture or the Debt Securities of such series;

(4) impair the right to institute suit for the enforcement of any payment on or with respect to the Debt Securities;

(5) waive a default in payment with respect to the Debt Securities or any Guarantee;

(6) reduce the rate or extend the time for payment of interest on the Debt Securities;

(7) following the occurrence of an Asset Sale or a Change of Control, alter the obligation to purchase the Debt Securities of any series as a result thereof in accordance with the Indenture or waive any default in the performance thereof;

(8) adversely affect the ranking of the Debt Securities of any series; or

(9) release any Guarantor from any of its obligations under its guarantee or the Indenture, except in compliance with the terms of the Indenture.

Merger, Consolidation or Sale of Assets

      The Indenture will provide that Premier may not consolidate or merge with or into (whether or not Premier is the surviving corporation), or sell, assign, transfer, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another corporation, Person or entity unless (i) Premier is the surviving corporation or the entity or the Person formed by or surviving

On June 30, 2000, Premier Parks Inc. changed its name to Six Flags, Inc.

any such consolidation or merger (if other than Premier) or to which such sale, assignment, transfer, conveyance or other disposition shall have been made is a corporation organized or existing under the law of the United States, any state thereof or the District of Columbia; (ii) the entity or Person formed by or surviving any such consolidation or merger (if other than Premier) or the entity or Person to which such sale, assignment, transfer, conveyance or other disposition shall have been made assumes all the obligations of Premier under the Debt Securities and the Indenture pursuant to supplemental indentures in forms reasonably satisfactory to the Trustee; (iii) immediately after such transaction no Default or Event of Default exists; and (iv) except in the case of a merger of Premier with or into a Wholly Owned Restricted Subsidiary (as defined in the Indenture) of Premier, Premier or the entity or Person formed by or surviving any such consolidation or merger (if other than Premier), or to which such sale, assignment, transfer, lease conveyance or other disposition shall have been made (A) will have Consolidated Net Worth (as defined in the Indenture) immediately after the transaction equal to or greater than the Consolidated Net Worth of Premier immediately preceding the transaction and (B) will, both at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the applicable debt incurrence test.

Legal Defeasance and Covenant Defeasance

      Premier may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Debt Securities (“Legal Defeasance”), except for (i) the rights of Holders of outstanding Debt Securities to receive payments in respect of the principal of, premium, if any, and interest on such when such payments are due from the trust referred to below, (ii) Premier’s obligations with respect to the Debt Securities concerning issuing temporary Debt Securities, registration of Debt Securities, mutilated, destroyed, lost or stolen Debt Securities and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and Premier’s obligations in connection therewith, and (iv) the Legal Defeasance provisions of the Indenture. In addition, Premier may, at its option and at any time, elect to have the obligations of Premier released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any failure to comply with such obligations shall not constitute a Default or Event of Default with respect to the Debt Securities. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “Events of Default” will no longer constitute an Event of Default with respect to the Debt Securities.

      In order to exercise either Legal Defeasance or Covenant Defeasance, (i) Premier must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Debt Securities, cash in U.S. dollars, non-callable Government Securities (as defined in the Indenture), or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Debt Securities, on the stated maturity date, and Premier must specify whether the Debt Securities are being defeased to maturity or to a particular redemption date; (ii) in the case of Legal Defeasance, Premier shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to such Trustee confirming that (A) Premier has received from, or there has been published by, the Internal Revenue Service a ruling, or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, Premier shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the holders of the outstanding Debt Securities, will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from

On June 30, 2000, Premier Parks Inc. changed its name to Six Flags, Inc.

bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which Premier or any of its Restricted Subsidiaries is a party or by which Premier or any of its Restricted Subsidiaries is bound; (vi) Premier must have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally; (vii) Premier must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by Premier with the intent of preferring the holders of Debt Securities over the other creditors of Premier with the intent of defeating, hindering, delaying or defrauding creditors of Premier or others; and (viii) Premier must deliver to the Trustee an Officers’ Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

DESCRIPTION OF COMMON STOCK

General

      The following summary of certain provisions of Premier’s common stock (the “Common Stock”) does not purport to be complete and is subject to, and qualified in its entirety by the provisions of Premier’s Certificate of Incorporation, which is included as an exhibit to the registration statement of which this prospectus is a part, and by the provisions of applicable law.

Common Stock

      Premier’s authorized capital stock includes 150,000,000 shares of Common Stock, par value $0.025 per share. As of March 1, 1999, there were 76,513,796 of Common Stock outstanding. Each share of Common Stock entitles the holder thereof to one vote. Holders of the Common Stock have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors and are entitled to share ratably, as a single class, in all of the assets of Premier available for distribution to holders of Common Stock upon the liquidation, dissolution or winding up of the affairs of Premier. Holders of Common Stock do not have preemptive, subscription or conversion rights. However, each outstanding share of Common Stock currently has attached to it one right (a “Right”) issued pursuant to an Amended and Restated Rights Agreement (the “Rights Agreement”). Each Right entitles its registered holder to purchase one-thousandth of a share of a junior participating series of Preferred Stock designated to have economic and voting terms similar to those of one share of Common Stock, as described under “— Rights Plan” below.

      The outstanding shares of Common Stock are listed on the New York Stock Exchange under the symbol “PKS”. Bank One Trust Company, N.A., Oklahoma City, Oklahoma, is the transfer agent and registrar for the Common Stock.

Rights Plan

      Each outstanding share of Common Stock currently has attached to it one Right issued pursuant to the Rights Agreement. Each Right entitles its registered holder to purchase one one-thousandth of a share of a junior participating series of Preferred Stock designated to have economic and voting terms similar to those of one share of Common Stock, for $250.00, subject to adjustment (the “Rights Exercise Price”), but only after the earlier to occur of (i) the tenth day following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding voting stock of Premier (an “Acquiring Person”), or (ii) the tenth business day (or such later date as may be determined by the Board of Directors prior to such time as any person becomes an Acquiring Person) after the date (the “Flip-in Date”) of the commencement or announcement of a person’s or group’s intention to commence a tender or exchange offer whose consummation will result in the ownership of 15% or more of Premier’s outstanding voting stock (even if no shares are actually purchased pursuant to such offer) (in either

On June 30, 2000, Premier Parks Inc. changed its name to Six Flags, Inc.

case, the “Separation Time”). The Rights will not trade separately from the shares of Common Stock unless and until the Separation Time occurs.

      The Rights Agreement provides that an Acquiring Person does not include (A) Premier, (B) any subsidiary of Premier, (C) any employee benefit plan or employee stock plan of Premier, or any trust or other entity organized, appointed, established or holding Common Stock for or pursuant to the terms of any such plan, or (D) any person whose ownership of 15% or more of the shares of voting stock of Premier then outstanding results solely from (i) any action or transaction approved by the Board of Directors before such person acquires such 15% beneficial ownership, or (ii) a reduction in the number of issued and outstanding shares of voting stock of Premier pursuant to a transaction or transactions approved by the Board of Directors; provided, however, that any person that does not become an Acquiring Person by reason of clause (i) or (ii) above shall become an Acquiring Person upon his acquisition of any additional 1% of Premier’s voting stock unless such acquisition of additional voting stock will not result in such person becoming an Acquiring Person by reason of such clause (i) or (ii).

      The Rights will not be exercisable until the business day following the Separation Time. The Rights will expire on the earlier of (i) the close of business on December 10, 2007, and (ii) the date on which the Rights are redeemed or terminated as described below. The Rights Exercise Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, are subject to adjustment upon the occurrence of certain events.

      Once any person becomes an Acquiring Person, unless the Rights are earlier redeemed or exchanged as described below, if

(i)	Premier were to be merged into or consolidated with another entity (whether or not related to a 15% stockholder),

(ii)	Premier were to merge with another entity (whether or not related to a 15% stockholder) and be the surviving corporation, but any shares of Premier’s Common Stock were changed into or exchanged for other securities or assets, or

(iii)	more than 50% of Premier’s assets or earning power were to be sold in one or a series of related transactions,

      each Right then outstanding would “flip-over” and would require that its holder be entitled to buy, at the Rights Exercise Price, that number of shares of common stock of the acquiring company which at the time of the merger or sale would have a market value of two times the Exercise Price of the Right (i.e., a discount of 50%). Any business combination not providing for the issuance of common stock of the acquiring company in compliance with such provisions would be prohibited.

      Unless the Rights are earlier redeemed or exchanged as described below, if a person or group becomes the beneficial owner of 15% or more of Premier’s voting stock, each Right not owned by such stockholder would become exercisable, at the Rights Exercise Price, for that number of shares of Preferred Stock which at the time of such transaction would have a market value of two times the Rights Exercise Price.

      At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding voting stock of Premier and before the acquisition by a person or group of 50% or more of the outstanding voting stock of Premier, the Board of Directors may elect to cause Premier to exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Premier’s Common Stock per Right, subject to adjustment.

      The Rights are redeemable by Premier by a vote of a majority of the Board of Directors at a price of $0.01 per Right at any time prior to the close of business on the Flip-in Date (or at such later date as may be authorized by the Board of Directors and a majority of the Continuing Directors (as defined in the Rights Agreement)). The Rights may be redeemed after the time that any person has become an Acquiring Person only if approved by a majority of the Continuing Directors. The Rights have no voting rights, and they are not entitled to dividends.

On June 30, 2000, Premier Parks Inc. changed its name to Six Flags, Inc.

      The Rights will not prevent a takeover of Premier. The Rights, however, may cause substantial dilution to a person or group that acquires 15% or more of the Common Stock unless the Rights are first redeemed or terminated by the Board of Directors of Premier. Nevertheless, the Rights should not interfere with a transaction that, in the judgment of the Board of Directors, is in the best interests of Premier and its stockholders because the Rights can be redeemed, as hereinabove described, before the consummation of such transaction.

      The complete terms of the Rights are set forth in the Rights Agreement. The Rights Agreement is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part, and the foregoing description is qualified in its entirety by reference thereto. A copy of the Rights Agreement can be obtained upon written request to the Company.

DESCRIPTION OF PREFERRED STOCK

General

      The following description of the terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any prospectus supplement may relate. Certain other terms of any series of the Preferred Stock offered by any prospectus supplement will be described in such prospectus supplement. The description of certain provisions of the Preferred Stock set forth below and in any prospectus supplement does not purport to be complete and is subject to and qualified in its entirety by reference to Premier’s Certificate of Incorporation and the certificate of designations relating to each series of the Preferred Stock which will be filed with the Securities and Exchange Commission and incorporated by reference in the registration statement of which this prospectus is a part at or prior to the time of the issuance of such series of the Preferred Stock.

      Premier has authority to issue 5,000,000 shares of Preferred Stock, $1.00 par value per share. As of December 31, 1998, Premier had 11,500 shares of Preferred Stock outstanding.

Preferred Stock

      Prior to issuance of shares of each series, the Board of Directors is required by the Delaware General Corporation Law (the “GCL”) and the Certificate of Incorporation to adopt resolutions and file a certificate of designation with the Secretary of State of the State of Delaware, fixing for each such class or series the designations, powers, preferences and rights of the shares of such class or series and the qualifications, limitations or restrictions thereon, including, but not limited to, dividend rights, dividend rate or rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences as are permitted by the GCL. The Board of Directors could authorize the issuance of shares of Preferred Stock with terms and conditions which could have the effect of discouraging a takeover or other transaction which holders of some, or a majority, of such shares might believe to be in their best interests or in which holders of some, or a majority, of such shares might receive a premium for their shares over the then-market price of such shares.

      Subject to limitation prescribed by the GCL, the Certificate of Incorporation and the Bylaws of Premier, the Board of Directors is authorized without further stockholder action to provide for the issuance of up to 5,000,000 shares of Preferred Stock of Premier, in one or more series, with such voting powers, full or limited, and with such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issuance of a series of such stock adopted, at any time or from time to time, by the Board of Directors (as used herein the term “Board of Directors” includes any duly authorized committee thereof).

      The Preferred Stock shall have the dividend, liquidation, redemption and voting rights set forth below unless otherwise provided in a prospectus supplement relating to a particular series of the Preferred Stock. Reference is made to the prospectus supplement relating to the particular series of the Preferred Stock offered thereby for specific terms, including (i) the designation and stated value per share of such Preferred Stock

On June 30, 2000, Premier Parks Inc. changed its name to Six Flags, Inc.

and the number of shares offered; (ii) the amount of liquidation preference per share; (iii) the initial public offering price at which such Preferred Stock will be issued; (iv) the dividend rate (or method of calculation), the dates on which dividends shall be payable, the form of dividend payment and the dates from which dividends shall commence to cumulate, if any; (v) any redemption or sinking fund provisions; (vi) any conversion or exchange rights; and (vii) any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

      The Preferred Stock will, when issued, be fully paid and nonassessable and will have no preemptive rights. The rights of the holders of each series of the Preferred Stock will be subordinate to those of Premier’s general creditors.

Dividend Rights

      Holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors, out of funds of Premier legally available therefor, cash or payment in kind dividends on such dates and at such rates as set forth in, or as are determined by the method described in, the prospectus supplement relating to such series of the Preferred Stock. Such rate may be fixed or variable or both. Each such dividend will be payable to the holders of record as they appear on the stock books of Premier on such record dates, fixed by the Board of Directors, as specified in the prospectus supplement relating to such series of Preferred Stock.

      Such dividends may be cumulative or noncumulative, as provided in the prospectus supplement relating to such series of Preferred Stock. If the Board of Directors fails to declare a dividend payable on a dividend payment date on any series of Preferred Stock for which dividends are noncumulative, then the right to receive a dividend in respect of the dividend period ending on such dividend payment date will be lost, and Premier will have no obligation to pay any dividend for such period, whether or not dividends on such series are declared payable on any future dividend payment dates. Dividends on the shares of each series of Preferred Stock for which dividends are cumulative will accrue from the date on which Premier initially issues shares of such series.

      Unless otherwise specified in the applicable prospectus supplement, so long as the shares of any series of the Preferred Stock are outstanding, unless (i) full dividends (including if such Preferred Stock is cumulative, dividends for prior dividend periods) have been paid or declared and set apart for payment on all outstanding shares of the Preferred Stock of such series and all other classes and series of preferred stock of Premier (other than Junior Stock (as defined below)), and (ii) Premier is not in default or in arrears with respect to any mandatory or optional redemption or mandatory repurchase or other mandatory retirement of, or with respect to any sinking or other analogous funds for, any shares of Preferred Stock of such series or any shares of any other preferred stock of Premier of any class or series (other than Junior Stock), Premier may not declare any dividends on any shares of Common Stock of Premier or any other stock of Premier ranking as to dividends or distributions of assets junior to such series of Preferred Stock (the Common Stock and any such other stock being herein referred to as “Junior Stock”), or make any payment on account of, or set apart money for, the purchase, redemption or other retirement of, or for a sinking or other analogous fund for, any shares of Junior Stock or make any distribution in respect thereof, whether in cash or property or in obligations of stock of Premier, other than in Junior Stock which is neither convertible into, nor exchangeable or exercisable for, any securities of Premier other than Junior Stock.

Liquidation Preferences

      Unless otherwise specified in the applicable prospectus supplement, in the event of any liquidation, dissolution or winding up of Premier, whether voluntary or involuntary, the holders of each series of the Preferred Stock will be entitled to receive out of the assets of Premier available for distribution to stockholders, before any distribution of assets is made to the holders of Common Stock or any other shares of stock of Premier ranking junior as to such distribution to such series of the Preferred Stock, the amount set forth in the prospectus supplement relating to such series of the Preferred Stock. If, upon any voluntary or involuntary liquidation, dissolution or winding up of Premier, the amounts payable with respect to the

On June 30, 2000, Premier Parks Inc. changed its name to Six Flags, Inc.

Preferred Stock of any series and any other shares of Preferred Stock of Premier (including any other series of the Preferred Stock) ranking as to any such distribution on a parity with such series of the Preferred Stock are not paid in full, the holders of the Preferred Stock of such series and of such other shares of preferred stock of Premier will share ratably in any such distribution of assets of Premier in proportion to the full respective preferential amounts to which they are entitled. After payment to the holders of the Preferred Stock of each series of the full preferential amounts of the liquidating distribution to which they are entitled, unless otherwise provided in the applicable prospectus supplement, the holders of each such series of the Preferred Stock will be entitled to no further participation in any distribution of assets by Premier.

Redemption

      A series of the Preferred Stock may be redeemable, in whole or from time to time in part, at the option of Premier, and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon terms, at the times and at the redemption prices set forth in the prospectus supplement relating to such series. Shares of the Preferred Stock redeemed by Premier will be restored to the status of authorized but unissued shares of Preferred Stock of Premier.

      In the event that fewer than all of the outstanding shares of a series of the Preferred Stock are to be redeemed, whether by mandatory or optional redemption, the number of shares to be redeemed will be determined by lot or pro rata (subject to rounding to avoid fractional shares) or by any other method as may be determined by Premier in its sole discretion to be equitable. From and after the redemption date (unless default is made by Premier in providing for the payment of the redemption price plus accumulated and unpaid dividends, if any) dividends will cease to accumulate on the shares of the Preferred Stock called for redemption and all rights of the holders thereof (except the right to receive the redemption price plus accumulated and unpaid dividends, if any) will cease.

      Unless otherwise specified in the applicable prospectus supplement, so long as any dividends on shares of any series of the Preferred Stock or any other series of preferred stock of Premier ranking on a parity as to dividends and distribution of assets with such series of the Preferred Stock are in arrears, no shares of any such series of the Preferred Stock or such other series of preferred stock of Premier will be redeemed (whether by mandatory or optional redemption) unless all such shares are simultaneously redeemed, and Premier will not purchase or otherwise acquire any such shares; provided, however, that the foregoing will not prevent the purchase or acquisition of such shares pursuant to a purchase or exchange offer made on the same terms to holders of all such shares outstanding.

Conversion and Exchange Rights

      The terms, if any, on which shares of Preferred Stock of any series may be exchanged for or converted into shares of Common Stock, another series of Preferred Stock or any other security of Premier will be set forth in the prospectus supplement relating thereto. Such terms may include provisions for conversion, either mandatory, or at the option of the holder or at the option of Premier, in which case the number of shares of Common Stock, the shares of another series of Preferred Stock or the amount of any other securities to be received by the holders of Preferred Stock would be calculated as of a time and in the manner stated in the prospectus supplement.

Voting Rights

      Except as indicated below or in the prospectus supplement relating to a particular series of Preferred Stock, or except as expressly required by the laws of the State of Delaware or other applicable law, the holders of the Preferred Stock will not be entitled to vote. Except as indicated in the prospectus supplement relating to a particular series of Preferred Stock, each such share will be entitled to one vote on matters on which holders of such series of the Preferred Stock are entitled to vote. However, as more fully described below under “Depositary Shares,” if Premier elects to issue Depositary Shares representing a fraction of a share of a series of Preferred Stock, each such Depositary Share will, in effect, be entitled to such fraction of a vote, rather than a full vote. Because each full share of any series of Preferred Stock shall be entitled to

On June 30, 2000, Premier Parks Inc. changed its name to Six Flags, Inc.

one vote, the voting power of such series, on matters on which holders of such series and holders of other series of preferred stock are entitled to vote as a single class, shall depend on the number of shares in such series, not the aggregate liquidation preference or initial offering price of the shares of such series of Preferred Stock.

Depositary Shares

      General. Premier may, at its option, elect to offer fractional shares of Preferred Stock, rather than full shares of Preferred Stock. In the event such option is exercised, Premier will issue to the public receipts for Depositary Shares, each of which will represent a fraction (to be set forth in the prospectus supplement relating to a particular series of Preferred Stock) of a share of a particular series of Preferred Stock as described below.

      The shares of any series of Preferred Stock represented by Depositary Shares will be deposited under a Deposit Agreement (the “Deposit Agreement”) between Premier and a bank or trust company selected by Premier having its principal office in the United States and having a combined capital and surplus of at least $50,000,000 (the “Depositary Bank”). Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fraction of a share of Preferred Stock represented by such Depositary Share, to all the rights and preferences of the Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).

      The Depositary Shares will be evidenced by depositary receipts issued pursuant to the Deposit Agreement (“Depositary Receipts”). Depositary Receipts will be distributed to those persons purchasing the fractional shares of Preferred Stock in accordance with the terms of the offering. If Depositary Shares are issued, copies of the forms of Deposit Agreement and Depositary Receipt will be incorporated by reference in the Registration Statement of which this prospectus is a part, and the following summary is qualified in its entirety by reference to such documents.

      Pending the preparation of definitive engraved Depositary Receipts, the Depositary Bank may, upon the written order of Premier, issue temporary Depositary Receipts substantially identical to (and entitling the holders thereof to all the rights pertaining to) the definitive Depositary Receipts but not in definitive form. Definitive Depositary Receipts will be prepared thereafter without unreasonable delay, and temporary Depositary Receipts,will be exchangeable for definitive Depositary Receipts at Premier’s expense.

      Withdrawal of Preferred Stock. Upon surrender of the Depositary Receipts to the Depositary Bank, the owner of the Depositary Shares evidenced thereby is entitled to delivery at such office of the number of whole shares of Preferred Stock represented by such Depositary Shares. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of whole shares of Preferred Stock to be withdrawn, the Depositary Bank will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares. Owners of Depositary Shares will be entitled to receive only whole shares of Preferred Stock. In no event will fractional shares of Preferred Stock (or cash in lieu thereof) be distributed by the Depositary Bank. Consequently, a holder of a Depositary Receipt representing a fractional share of Preferred Stock would be able to liquidate his position only by sale to a third party (in a public trading market transaction or otherwise), unless the Depositary Shares are redeemed by Premier or converted by the holder.

      Dividends and Other Distributions. The Depositary Bank will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Shares relating to such Preferred Stock in proportion to the number of such Depositary Shares owned by such holders.

      In the event of a distribution other than in cash, the Depositary Bank will distribute property received by it to the record holders of Depositary Shares entitled thereto, unless the Depositary Bank determines that it is not feasible to make such distribution, in which case the Depositary Bank may, with the approval of Premier, sell such property and distribute the net proceeds from such sale to such holders.

On June 30, 2000, Premier Parks Inc. changed its name to Six Flags, Inc.

      Redemption of Depositary Shares. If a series of Preferred Stock represented by Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Depositary Bank resulting from the redemption, in whole or in part, of such series of Preferred Stock held by the Depositary Bank. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of Preferred Stock. Whenever Premier redeems shares of Preferred Stock held by the Depositary Bank, the Depositary Bank will redeem as of the same redemption date the number of Depositary Shares representing the shares of Preferred Stock so redeemed. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata as may be determined by the Depositary Bank.

      Voting the Preferred Stock. Upon receipt of notice of any meeting at which the holders of Preferred Stock are entitled to vote, the Depositary Bank will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Depositary Bank as to the exercise of the voting rights pertaining to the amount of Preferred Stock represented by such holder’s Depositary Shares. The Depositary Bank will endeavor, insofar as practicable, to vote the amount of Preferred Stock represented by such Depositary Shares in accordance with such instructions, and Premier will agree to take all action that may be deemed necessary by the Depositary Bank in order to enable the Depositary Bank to do so. The Depositary Bank may abstain from voting shares of Preferred Stock to the extent it does not receive specific instructions from the holders of Depositary Shares representing such Preferred Stock.

      Amendment and Termination of the Depositary Agreement. The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between Premier and the Depositary Bank. However, any amendment that materially and adversely alters the rights of the holders of Depositary Shares will not be effective unless such amendment has been approved by the holders of at least a majority of the Depositary Shares then outstanding. The Deposit Agreement may be terminated by Premier or the Depositary Bank only if (i) all outstanding Depositary Shares have been redeemed, or (ii) there has been a final distribution in respect of the Preferred Stock in connection with any liquidation, dissolution or winding up of Premier and such distribution has been distributed to the holders of Depositary Receipts.

      Charges of Depositary Bank. Premier will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. Premier will pay charges of the Depositary Bank in connection with the initial deposit of the Preferred Stock and any redemption of the Preferred Stock. Holders of Depositary Receipts will pay other transfer and other taxes and governmental charges and such other charges, including any fee for the withdrawal of shares of Preferred Stock upon surrender of Depositary Receipts, as are expressly provided in the Deposit Agreement to be for their accounts.

      Miscellaneous. The Depositary Bank will forward to holders of Depository Receipts all reports and communications from Premier that are delivered to the Depositary Bank and that Premier is required to furnish to the holders of Preferred Stock.

      Neither the Depositary Bank nor Premier will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of Premier and the Depositary Bank under the Deposit Agreement will be limited to performance in good faith of their duties thereunder and they will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, or upon information provided by persons presenting Preferred Stock for deposit, holders of Depositary Receipts or other persons believed to be competent and on documents believed to be genuine.

      Resignation and Removal of Depositary Bank. The Depositary Bank may resign at any time by delivering to Premier notice of its election to do so, and Premier may at any time remove the Depositary Bank, any such resignation or removal to take effect upon the appointment of a successor Depositary Bank and its acceptance of such appointment. Such successor Depositary Bank must be appointed within 60 days

On June 30, 2000, Premier Parks Inc. changed its name to Six Flags, Inc.

after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

DESCRIPTION OF WARRANTS

General

      Premier may issue Warrants to purchase Debt Securities (“Debt Warrants”) and/or Warrants to purchase Preferred Stock or Common Stock (“Equity Warrants”) (together, the “Warrants”). Warrants may be issued independently or together with any securities and may be attached to or separate from such Securities. The Warrants are to be issued under warrant agreements (each, a “Warrant Agreement”) to be entered into between Premier and a bank or trust company, as warrant agent (the “Warrant Agent”), all as shall be set forth in the prospectus supplement relating to Warrants being offered pursuant thereto. A copy of the proposed form of Warrant Agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

Debt Warrants

      The applicable prospectus supplement will describe the terms of Debt Warrants offered thereby, the Warrant Agreement relating to such Debt Warrants and the Debt Warrant certificates representing such Debt Warrants (“Debt Warrant Certificates”), including the following: (1) the title of such Debt Warrants; (2) the aggregate number of such Debt Warrants; (3) the price or prices at which such Debt Warrants will be issued; (4) the designation, aggregate principal amount and terms of the Debt Securities purchasable upon exercise of such Debt Warrants, and the procedures and conditions relating to the exercise of such Debt Warrants; (5) the designation and terms of any related Debt Securities with which such Debt Warrants are issued, and the number of such Debt Warrants issued with each such Debt Security; (6) the date, if any, on and after which such Debt Warrants and the related Debt Securities will be separately transferable; (7) the principal amount of Debt Securities purchasable upon exercise of each Debt Warrant; (8) the date on which the right to exercise such Debt Warrants will commence, and the date on which such right will expire; (9) the maximum or minimum number of such Debt Warrants which may be exercised at any time; (10) information with respect to book-entry procedures, if any; (11) a discussion of any material federal income tax considerations; and (12) any other terms of such Debt Warrants and terms, procedures and limitations relating to the exercise of such Debt Warrants.

      Debt Warrant Certificates will be exchangeable for new Debt Warrant Certificates of different denominations, and Debt Warrants may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the prospectus supplement. Prior to the exercise of their Debt Warrants, holders of Debt Warrants will not have any of the rights of holders of the Debt Securities purchasable upon such exercise and will not be entitled to payment of principal of or any premium, if any, or interest on the Debt Securities purchasable upon such exercise.

Equity Warrants

      The applicable prospectus supplement will describe the following terms of Equity Warrants offered thereby: (1) the title of such Equity Warrants; (2) the securities (i.e., Preferred Stock or Common Stock) for which such Equity Warrants are exercisable; (3) the price or prices at which such Equity Warrants will be issued; (4) if applicable, the designation and terms of the Preferred Stock or Common Stock with which such Equity Warrants are issued, and the number of such Equity Warrants issued with each such share of Preferred Stock or Common Stock; (5) if applicable, the date on and after which such Equity Warrants and the related Preferred Stock or Common Stock will be separately transferable; (6) if applicable, a discussion of any material federal income tax considerations; and (7) any other terms of such Equity Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Equity Warrants.

On June 30, 2000, Premier Parks Inc. changed its name to Six Flags, Inc.

      Holders of Equity Warrants will not be entitled, by virtue of being such holders, to vote, consent, receive dividends, receive notice as stockholders with respect to any meeting of stockholders for the election of directors of Premier, or any other matter, or to exercise any rights whatsoever as stockholders of Premier.

      The exercise price payable and the number of shares of Common Stock or Preferred Stock purchasable upon the exercise of each Equity Warrant will be subject to adjustment in certain events, including the issuance of a stock dividend to holders of Common Stock or Preferred Stock or a stock split, reverse stock split, combination, subdivision or reclassification of Common Stock or Preferred Stock. In lieu of adjusting the number of shares of Common Stock or Preferred Stock purchasable upon exercise of each Equity Warrant, Premier may elect to adjust the number of Equity Warrants. No adjustments in the number of shares purchasable upon exercise of the Equity Warrants will be required until cumulative adjustments require an adjustment of at least 1% thereof. Premier may, at its option, reduce the exercise price of the Equity Warrants at any time. No fractional shares will be issued upon exercise of Equity Warrants, but Premier will pay the cash value of any fractional shares otherwise issuable. Notwithstanding the foregoing, in case of any consolidation, merger, or sale or conveyance of the property of Premier as an entirety or substantially as an entirety, the holder of each outstanding Equity Warrant shall have the right to the kind and amount of shares of stock and other securities and property (including cash) receivable by a holder of the number of shares of Common Stock of Preferred Stock into which such Equity Warrant was exercisable immediately prior thereto.

Exercise of Warrants

      Each Warrant will entitle the holder to purchase such principal amount of the underlying securities at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the Warrants offered thereby. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the prospectus supplement relating to the Warrants offered thereby. After the close of business on the expiration date, unexercised Warrants will become void.

      Warrants may be exercised as set forth in the prospectus supplement relating to the Warrants offered thereby. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the prospectus supplement, Premier will, as soon as practicable, forward the Securities purchasable upon such exercise. If less than all of the Warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining Warrants.

DESCRIPTION OF UNITS

      Premier may issue Units consisting of two or more other constituent securities, which Units may be issuable as, and for the period of time specified therein may be transferable as, a single security only, as distinguished from the separate constituent securities comprising such Units. Any such Units will be offered pursuant to a prospectus supplement which will (i) identify and designate the title of any series of Units; (ii) identify and describe the separate constituent securities comprising such Units; (iii) set forth the price or prices at which such Units will be issued; (iv) describe, if applicable, the date on and after which the constituent securities comprising the Units will become separately transferable; (v) provide information with respect to book-entry procedures, if any; (vi) discuss applicable United States Federal income tax considerations relating to the Units; and (vii) set forth any other terms of the Units and their constituent securities.

PLAN OF DISTRIBUTION

      Premier may sell the securities in or outside the United States in any of three ways (or in any combination thereof): (i) through underwriters or dealers; (ii) directly to a limited number of purchasers or to a single purchaser; or (iii) through agents. The prospectus supplement with respect to any securities will set forth the terms of the offering of such securities, including (a) the name or names of any underwriters, dealers or agents and the respective amounts of such securities underwritten or purchased by each of them,

On June 30, 2000, Premier Parks Inc. changed its name to Six Flags, Inc.

(b) the initial public offering price of such securities and the proceeds to Premier and any discounts, commissions or concessions allowed or reallowed or paid to dealers, and (c) any securities exchanges on which such securities may be listed. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

      If underwriters are used in the sale of any securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Such securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase such securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of such securities if any are purchased.

      The securities may be sold directly by Premier or through agents designated by Premier from time to time. Any agent involved in the offer or sale of the securities in respect of which a prospectus supplement is delivered will be named, and any commissions payable by Premier to such agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best effort basis for the period of its appointment.

      If so indicated in the applicable prospectus supplement, Premier will authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from Premier at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

      Some or all of the securities may be new issues of securities with no established trading market. Any underwriters to whom securities are sold by Premier for public offering and sale may make a market in such securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or the trading markets for any securities.

      In order to facilitate the offering of the securities, any underwriters or agents, as the case may be, involved in the offering of such securities may engage in transactions that stabilize, maintain or otherwise affect the price of such securities or any other securities the prices of which may be used to determine payments on such securities. Specifically, the underwriters or agents, as the case may be, may overallot in connection with the offering, creating a short position in such securities for their own account. In addition, to cover overallotments or to stabilize the price of such securities or any such other securities, the underwriters or agents, as the case may be, may bid for, and purchase, such securities or any such other securities in the open market. Finally, in any offering of such securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allotted to an underwriter or a dealer for distributing such securities in the offering if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the securities above independent market levels. The underwriters or agents, as the case may be, are not required to engage in these activities, and may end any of these activities at any time.

      Agents and underwriters may be entitled under agreements entered into with Premier to indemnification by Premier against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Certain agents and underwriters may be customers of, engage in transactions with, or perform services for Premier in the ordinary course of business.

On June 30, 2000, Premier Parks Inc. changed its name to Six Flags, Inc.

LEGAL MATTERS

      Our counsel, Thelen Reid & Priest LLP of New York, New York, will issue an opinion to us on certain legal matters relating to the securities.

EXPERTS

      The consolidated financial statements of Premier Parks Inc. and subsidiaries as of December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon authority of said firm as experts in accounting and auditing.

      Ernst & Young LLP, independent auditors, have audited the financial statements of Six Flags Entertainment Corporation as of December 28, 1997 and December 29, 1996 and for each of the three years in the period ended December 28, 1997 included in our Registration Statement on Form S-3 (File No. 333-46897), as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Six Flags Entertainment Corporation’s financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

LOGO

$260,000,000

4.50% Convertible Senior Notes

due 2015

PROSPECTUS SUPPLEMENT

November 16, 2004

LEHMAN BROTHERS